Registration No. 333-202539

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HARRIS CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3812	34-0276860
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1025 West NASA Boulevard

Melbourne, Florida 32919

Telephone: (321) 727-9100

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Scott T. Mikuen, Esq.

Senior Vice President, General Counsel & Secretary

Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

Telephone: (321) 727-9100

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Keith A. Pagnani, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Ann D. Davidson Senior Vice President, Chief Legal Officer and Corporate Secretary Exelis Inc. 1650 Tysons Boulevard Suite 1700 McLean, Virginia 22102 (703) 790-6300	James P. Dougherty, Esq. Jones Day North Point 901 Lakeside Avenue Cleveland, Ohio 44114 (216) 586-7302

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common stock, par value $1.00 per share	19,655,114 shares	N/A	$1,358,806,341 (1)	$157,893 (2)

(1)	Calculated in accordance with Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act. The proposed maximum aggregate offering price is solely for the purpose of calculating the registration fee.
(2)	Previously paid in connection with the initial filing of this registration statement on March 5, 2015.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION, DATED APRIL 7, 2015

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholder:

You are cordially invited to attend a special meeting of shareholders of Exelis Inc., an Indiana corporation, which is referred to as Exelis, to be held on [—], 2015, at [—], local time, at 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102. At the special meeting, you will be asked to approve the Agreement and Plan of Merger, dated as of February 5, 2015, which is referred to as the merger agreement and which provides for a merger in which a subsidiary of Harris Corporation, which is referred to as Harris, will merge with and into Exelis, and Exelis will become a wholly owned subsidiary of Harris, in a part cash, part stock transaction. Exelis’ board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Exelis and its shareholders and unanimously adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Upon successful completion of the merger, Exelis shareholders will be entitled to receive a combination of cash and Harris common stock in exchange for their shares of Exelis common stock. Pursuant to the merger, you will have the right to receive, in exchange for each share of Exelis common stock you own immediately prior to the merger, (1) $16.625 in cash, without interest, and (2) 0.1025 of a share of Harris common stock. The price represented a premium of approximately 34% to the closing price of the Exelis common stock of $17.71 on the New York Stock Exchange, which is referred to as the NYSE, on February 5, 2015. Based on the closing price of Harris’ common stock on the NYSE on [—], 2015, the latest practicable calculation date before the filing of this proxy statement/prospectus, in exchange for each share of Exelis common stock you own, such consideration represents value of approximately $[—] per share, comprised of: (1) $16.625 per share in cash and (2) 0.1025 of a share of Harris common stock, having a value of approximately $[—]. Both Harris’ and Exelis’ common stock is traded on the NYSE, under the symbols “HRS” and “XLS,” respectively. On [—], 2015, the closing price of Harris’ common stock was $[—] and the closing price of Exelis’ common stock was $[—]. We encourage you to obtain updated quotes for the Harris common stock, given that a portion of the merger consideration is payable in Harris common stock.

We cannot complete the merger unless Exelis shareholders approve the merger agreement at the special meeting. Your vote on these matters is very important, regardless of the number of shares of Exelis common stock you own. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Exelis common stock entitled to vote thereon vote to approve the merger agreement. Whether or not you plan to attend the special meeting in person, it is important that your shares of Exelis common stock be represented and voted at the special meeting. In order to ensure your shares of Exelis common stock are represented, we urge you to promptly submit your vote by proxy via the Internet, by phone, or by signing, dating, and returning the enclosed proxy card in the enclosed envelope. If you decide to attend the special meeting, you will be able to vote in person, even if you have previously submitted your proxy.

In addition, at the special meeting you will also be asked to approve, on an advisory (non-binding) basis, the executive officer compensation payments that will or may be paid by Exelis to its named executive officers in connection with the merger and the adjournment of the special meeting under certain circumstances.

A failure to vote, a broker non-vote or an abstention, will have the same effect as a vote “AGAINST” the approval of the merger agreement. For the advisory proposal concerning the executive officer compensation payment that will or may be paid to Exelis’ named executive officers in connection with the merger to be considered approved, votes cast “FOR” must exceed votes cast “AGAINST.” The affirmative vote of the holders of a majority of the shares of Exelis common stock present in person or represented by proxy at the special meeting and entitled to vote is required to adjourn the special meeting. Accordingly, an Exelis shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while a broker non-vote or other failure to vote will have no effect on the proposal.

THE EXELIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT EXELIS SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, “FOR” THE EXECUTIVE OFFICER COMPENSATION ARRANGEMENTS PROPOSAL, AND “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY.

In considering the recommendation of the Exelis board of directors, you should be aware that certain directors and executive officers of Exelis will have interests in the merger that may be different from, or in addition to, the interests of Exelis shareholders generally. See the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] of the accompanying proxy statement/prospectus.

The accompanying proxy statement/prospectus provides you with important information about the special meeting and the merger, the executive officer compensation arrangements proposal and the adjournment proposal. We encourage you to read the entire document carefully, in particular the “Risk Factors” section beginning on page [—] for a discussion of risks relevant to the merger.

If you have any questions regarding this proxy statement/prospectus, you may contact D.F. King & Co., Inc., Exelis’ proxy solicitor, by calling toll free at (800) 487-4870, or collect at (212) 269-5550.

On behalf of the board of directors of Exelis, thank you for your consideration and continued support. We hope to see you at the special meeting and look forward to the successful completion of the merger.

Sincerely,

[signature]

David F. Melcher

Chief Executive Officer and President of Exelis Inc.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the Harris common stock to be issued in the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [—], 2015, and is first being mailed to Exelis shareholders on or about [—], 2015.

1650 Tysons Boulevard

Suite 1700

McLean, Virginia 22102

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [—], 2015

To the Shareholders of Exelis Inc.:

Notice is hereby given that Exelis Inc., which is referred to as Exelis, will hold a special meeting of its shareholders at 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102, on [—], 2015, beginning at [—], local time, for the purpose of considering and voting on the following matters:

1. A proposal to approve the Agreement and Plan of Merger, dated as of February 5, 2015, which is referred to as the merger agreement, by and among Harris Corporation, which is referred to as Harris, Exelis and Harris Communication Solutions (Indiana), Inc., a wholly owned subsidiary of Harris, which is referred to as Merger Sub;

2. A proposal to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Exelis’ named executive officers in connection with the merger, which is referred to as the merger-related named executive officer compensation proposal; and

3. A proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders.

These items are described in detail in the accompanying proxy statement/prospectus.

Only shareholders of record of shares of Exelis common stock at the close of business on [—], 2015, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements thereof.

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus.

Exelis’ board of directors unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to and in the best interests of Exelis and its shareholders, unanimously adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement, directed that the approval of the merger agreement be submitted to a vote at a meeting of the Exelis shareholders, and recommended that the Exelis shareholders vote to approve the merger agreement.

THE EXELIS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT, “FOR” THE MERGER-RELATED NAMED EXECUTIVE OFFICER COMPENSATION PROPOSAL, AND “FOR” THE APPROVAL OF THE ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY.

Your vote is very important, regardless of the number of shares of Exelis common stock you own. We hope you will attend the special meeting in person. If you choose to vote your shares in person at the special meeting, please bring your enclosed proxy card and proof of identification. The use of video, still photography or audio recording at the special meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

If you do not return or submit your proxy, fail to instruct your broker or abstain from voting at the special meeting as provided in this proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the proposal to approve the merger agreement. For the advisory proposal concerning the executive officer compensation payment that will or may be paid to Exelis’ named executive officers in connection with the merger to be considered approved, votes cast “FOR” must exceed votes cast “AGAINST.” The affirmative vote of the holders of a majority of the shares of Exelis common stock present in person or represented by proxy at the special meeting and entitled to vote is required to adjourn the special meeting. Accordingly, an Exelis shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal to adjourn the special meeting, while a broker non-vote or other failure to vote will have no effect on the proposal.

Whether or not you intend to be present at the special meeting, we urge you to complete, date, sign and return promptly the accompanying proxy. A reply envelope is provided for this purpose, which needs no postage if mailed in the United States. Alternatively, certain Exelis shareholders may authorize their proxy or direct their vote by telephone or the Internet as described in this proxy statement/prospectus in the section entitled “The Special Meeting—Methods of Voting” on page [—]. You may revoke the proxy at any time prior to its exercise at the special meeting in the manner described in this proxy statement/prospectus. Completing a proxy will not prevent you from being able to vote at the special meeting by attending in person and casting your vote. Your vote at the special meeting will supersede any previously submitted proxy.

In considering the recommendation of the Exelis board of directors with respect to the merger agreement, Exelis shareholders should be aware that Exelis directors and executive officers will directly benefit from the merger. For a more complete description of these interests, see the information provided in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—].

If you have any questions about the merger, please contact Exelis at (703) 790-6300 or write to Exelis Inc., Attn: Corporate Secretary, 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102.

If you have any questions about how to vote or direct a vote in respect of your shares of Exelis common stock, you may contact our proxy solicitor, D.F. King & Co., Inc., toll-free at (800) 487-4870, call collect at (212) 269-5550 or email at exelis@dfking.com.

By Order of the Board of Directors,

[signature]

Ann D. Davidson,

Senior Vice President, Chief Legal Officer and Corporate Secretary

McLean, Virginia

Dated: [—], 2015

Your vote is important. Exelis shareholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes electronically through the Internet or by telephone.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Exelis Inc., which is referred to as Exelis, and Harris Corporation, which is referred to as Harris, from other documents that Exelis and Harris have filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus. This information is available for you to review at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549, and through the SEC’s website at www.sec.gov.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Exelis, without charge, by written or telephonic request directed to Exelis Inc., Attention: Corporate Secretary, 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102 or by calling (703) 790-6300; or D.F. King & Co., Inc., which is referred to as D.F. King, Exelis’ proxy solicitor, by calling toll-free at (800) 487-4870 or collect at (212) 269-5550.

You may also request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Harris, without charge, by written or telephonic request directed to Harris Corporation, Attention: Secretary, 1025 West NASA Boulevard, Melbourne, Florida 32919, Telephone (321) 727-9100; or from the SEC through the SEC website at the address provided above.

In order for you to receive timely delivery of the documents in advance of the special meeting of Exelis shareholders to be held on [—], which is referred to as the special meeting, you must request the information no later than five business days prior to the date of the special meeting, or [—].

We are not incorporating the contents of the websites of the SEC, Exelis, Harris or any other entity into this proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this proxy statement/prospectus at these websites only for your convenience.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Harris (File No. 333-202539), constitutes a prospectus of Harris under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of common stock of Harris, which is referred to as Harris common stock, to be issued to Exelis shareholders pursuant to the Agreement and Plan of Merger, dated as of February 5, 2015, by and among Exelis, Harris and Harris Communication Solutions (Indiana), Inc., which is referred to as Merger Sub, as it may be amended from time to time, which is referred to as the merger agreement. This document also constitutes a proxy statement of Exelis under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting, at which Exelis shareholders will be asked to vote on a proposal to approve the merger agreement and a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Exelis’ named executive officers in connection with the merger, which is referred to as the merger-related compensation arrangements for Exelis’ named executive officers.

Harris has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Harris, and Exelis has supplied all such information relating to Exelis. Harris and Exelis have both contributed to the information related to the merger contained in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Harris and Exelis have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated [—], 2015, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.

Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Exelis shareholders nor the issuance by Harris of shares of its common stock pursuant to the merger agreement will create any implication to the contrary.

-i-

(continued)

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TABLE OF CONTENTS—(Continued)

Page

NYSE Market Listing	102

Delisting and Deregistration of Exelis Common Stock	102

Litigation Related to the Merger	102

THE MERGER AGREEMENT	103

PROPOSAL 2: ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR EXELIS’ NAMED EXECUTIVE OFFICERS	132

INTERESTS OF EXELIS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER	133

PROPOSAL 3: ADJOURNMENT OF THE EXELIS SPECIAL MEETING	143

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	144

U.S. Holders	145

Non-U.S. Holders	146

FATCA Withholding	147

Backup Withholding and Information Reporting	147

COMPARISON OF SHAREHOLDERS’ AND STOCKHOLDERS’ RIGHTS	148

NO DISSENTERS’ RIGHTS	167

VALIDITY OF COMMON STOCK	168

EXPERTS	169

CERTAIN BENEFICIAL OWNERS OF EXELIS COMMON STOCK	170

HOUSEHOLDING OF PROXY MATERIALS	172

WHERE YOU CAN FIND MORE INFORMATION	173

Annex A Agreement and Plan of Merger, dated as of February 5, 2015, by and among Harris Corporation, Harris Communication Solutions (Indiana), Inc. and Exelis Inc.

Annex B Opinion of J.P. Morgan Securities LLC

-iii-

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you, as a shareholder of Exelis Inc., which is referred to as Exelis, may have regarding the merger, the merger-related named executive officer compensation proposal, the adjournment proposal and the Exelis special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference in this proxy statement/prospectus, without charge, by following the instructions under the section entitled “Where You Can Find More Information” beginning on page [—].

Q.	Why am I receiving this proxy statement/prospectus?

A.	You are receiving this proxy statement/prospectus because Harris Corporation, which is referred to as Harris, and Exelis have agreed to a merger of Harris Communication Solutions (Indiana), Inc., a wholly owned subsidiary of Harris which is referred to as Merger Sub, with and into Exelis, with Exelis surviving the merger as a wholly owned subsidiary of Harris. The Agreement and Plan of Merger, dated February 5, 2015, which is referred to as the merger agreement, governing the terms of the merger of Exelis and Merger Sub, which is referred to as the merger, is attached to this proxy statement/prospectus as Annex A.

The merger agreement must be approved by the shareholders of Exelis in accordance with the Indiana Business Corporation Law, which is referred to as the IBCL. Exelis is holding a special meeting of its shareholders, which is referred to as the special meeting, to obtain that approval. Exelis shareholders will also be asked to approve, on an advisory (non-binding) basis, the merger-related executive officer compensation payments that will or may be paid by Exelis to its named executive officers in connection with the merger.

Q:	When and where will the special meeting take place?

A:	The special meeting will be held at [—], on [—], 2015, at Exelis Inc., 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102. If you choose to vote your shares in person at the special meeting, please bring your enclosed proxy card and proof of identification. The use of video, still photography or audio recording at the special meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection.

Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting. Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, brokerage firm or other nominee giving you the right to vote the shares.

Q:	What matters will be considered at the special meeting?

A:	The shareholders of Exelis will be asked to: (1) vote to approve the merger agreement; (2) vote to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation payments that will or may be paid by Exelis to its named executive officers in connection with the merger; and (3) vote to approve the adjournment of the special meeting to solicit additional proxies if there are not sufficient votes at the time of the special meeting to approve the merger agreement or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders.

The approval of the merger agreement by Exelis shareholders is a condition to the obligations of Exelis and Harris to complete the merger. Neither the approval of the proposal to adjourn the Exelis special meeting, if necessary, nor the approval of the merger-related named executive officer compensation proposal is a condition to the obligations of Exelis or Harris to complete the merger.

Q:	Does my vote matter?

A:	Yes. The merger cannot be completed unless the merger agreement is approved by the Exelis shareholders. For shareholders, if you do not return or submit your proxy or vote at the special meeting as provided in this proxy statement/prospectus, the effect will be the same as a vote “AGAINST” the proposal to approve the merger agreement. The Exelis board unanimously recommends that you vote “FOR” the proposal to approve the merger, “FOR” the merger-related named executive officer compensation proposal, and “FOR” the approval of the adjournment of the special meeting, if necessary.

Q:	What will I receive if the merger is completed?

A:	If the merger is completed, each of your shares of Exelis common stock outstanding at the effective time of the merger will automatically be cancelled and converted into the right to receive an amount equal to (1) $16.625 in cash, without interest, and (2) 0.1025 shares of Harris common stock. Each Exelis shareholder will receive cash for any fractional shares of Harris common stock that the shareholder would otherwise receive in the merger. Any cash amounts to be received by an Exelis shareholder, either in respect of fractional shares or in respect of the cash portion of the merger consideration, will be aggregated and rounded to the nearest whole cent.

Harris will issue an aggregate of approximately [—] shares of Harris common stock and pay an aggregate of approximately $[—] in cash in the merger with respect to all of Exelis’ outstanding shares of common stock. Because Harris will issue a fixed fraction of a share of Harris common stock in exchange for each share of Exelis common stock, the value of the stock portion of the merger consideration that Exelis shareholders will receive in the merger will depend on the market price of shares of Harris common stock at the time the merger is completed. The market price of shares of Harris common stock when Exelis shareholders receive those shares after the merger is completed could be greater than, less than or the same as the market price of shares of Harris common stock on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you should obtain current stock price quotations for Harris common stock and Exelis common stock before deciding how to vote with respect to the approval of the merger agreement. Both Harris’ and Exelis’ common stock is traded on the New York Stock Exchange, which is referred to as the NYSE, under the symbols “HRS” and “XLS,” respectively.

For more information regarding the merger consideration to be provided to Exelis shareholders, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page [—].

Q:	What will holders of Exelis equity awards receive in the merger?

A:	Upon completion of the merger:

Each Exelis stock option, whether vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, an amount in cash, without interest, equal to the product of (1) the total number of shares of Exelis common stock subject to the option and (2) the excess, if any, of the per share equity award consideration over the exercise price per share of the option, less any required withholding taxes. The sum of (1) the cash consideration and (2) the product of (a) the exchange ratio and (b) the Harris average closing price (as defined in the section entitled “Summary—Per Share Merger Consideration”) is referred to as the equity award consideration.

With respect to each outstanding Exelis restricted stock unit, which is referred to as an RSU (other than rollover RSUs, the treatment of which is described below), the holder will receive an amount in cash, without interest, equal to the sum of the product of (1) the total number of shares of Exelis common stock subject to such RSUs and (2) the per share equity award consideration, plus any accrued dividend payments in respect of such RSUs, less any required withholding taxes.

Holders of Exelis restricted stock will receive the per share merger consideration.

Each rollover RSU will be cancelled in exchange for a substitute RSU, covering a number of shares of Harris common stock, rounded up to the nearest whole share, equal to the product of (1) the total number of shares of Exelis common stock subject to such award of rollover RSU and (2) the sum of (A) the stock consideration and (B) the cash consideration divided by the Harris average closing price. Each substitute RSU will be subject to the same vesting conditions and payment terms as were applicable to such rollover RSU immediately prior to the effective time of the merger.

Q:	What if I participate in the Exelis 401(k) Savings Plan?

A:	If you are a participant in the Exelis Retirement Savings Plan or any other Exelis 401(k) plan which offers an Exelis common stock fund as an investment, which is referred to as the 401(k) Savings Plans, your proxy will serve as voting instructions for your interest in the Exelis common stock fund in the plan as of the record date. The trustee of the applicable 401(k) Savings Plan will vote the plan shares as instructed by plan participants. Participants in the 401(k) Savings Plans may direct the trustee of the applicable plan as to how to vote shares attributable to their interest in the Exelis common stock fund. By submitting voting instructions by telephone, the Internet or by signing and returning the voting instruction card, you direct the trustee of the savings plans to vote these shares, in person or by proxy at the special meeting. You should mail your confidential voting instruction card to Broadridge Financial Solutions, Inc., which is referred to as Broadridge, acting as tabulation agent, or vote by telephone or Internet. Instructions must be received by Broadridge no later than 11:59 p.m. Eastern Time three days before the special meeting. If you do not provide voting instructions, the trustee will vote shares attributable to your interest in the Exelis common stock fund in the same proportion as those votes cast by plan participants submitting voting instructions considered as a group.

Q:	How does the board of directors of Exelis recommend that I vote?

A:	The Exelis board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, “FOR” the approval of the merger-related named executive officer compensation payments and “FOR” the approval of the adjournment of the special meeting, if necessary.

In considering the recommendation of the Exelis board of directors with respect to the merger agreement, Exelis shareholders should be aware that Exelis directors will directly benefit from the merger. In addition, directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Exelis shareholders. For a more complete description of these interests, see the information provided in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—].

Q:	What is executive officer compensation and why am I being asked to vote on it?

A:	Under certain rules adopted by the U.S. Securities and Exchange Commission, which is referred to as the SEC, Exelis must seek an advisory (non-binding) vote on executive officer compensation. The executive officer compensation is certain compensation that is tied to or based on the merger and that will or may be paid by Exelis to its named executive officers in connection with the merger. This proposal is referred to in this proxy statement/prospectus as the merger-related named executive officer compensation proposal.

Q:	How will Harris fund the cash portion of the merger consideration?

A:	Harris plans to fund the cash consideration from a combination of cash on hand and debt financing, which may include some combination of borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under a bridge loan facility. See the section entitled “The Merger—Financing of the Merger and Indebtedness Following the Merger” beginning on page [—].

Q:	Who is entitled to vote at the special meeting?

A:	The board of directors of Exelis has fixed [—], 2015 as the record date for the special meeting. All holders of shares of Exelis common stock who held shares at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting, provided that those shares remain outstanding on the date of the special meeting. Each holder of Exelis common stock is entitled to cast one vote on each matter properly brought before the special meeting for each share of Exelis common stock that such holder owned of record as of the record date. Physical attendance at the special meeting is not required to vote. See below for instructions on how to vote your shares without attending the special meeting.

Q:	What is a proxy?

A:	A proxy is a shareholder’s legal designation of another person, which is referred to as a proxy, to vote shares of such shareholder’s common stock at a shareholders’ meeting. The document used to designate a proxy to vote your shares of Exelis common stock is referred to as a proxy card.

Q:	How many votes do I have?

A:	Each Exelis shareholder is entitled to one vote for each share of Exelis common stock held of record as of the close of business on the record date. As of the close of business on the record date, there were [—] outstanding shares of Exelis common stock.

Q:	What constitutes a quorum for the special meeting?

A:	A majority of the outstanding shares of Exelis common stock entitled to vote must be represented at the special meeting in person or by proxy in order to constitute a quorum. Abstentions are considered present for purposes of establishing a quorum.

Q:	What will happen to Exelis as a result of the merger?

A:	If the merger is completed, Merger Sub will merge with and into Exelis, with Exelis continuing as the surviving corporation and a wholly owned subsidiary of Harris. Exelis will no longer be a public company and its shares will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Q:	Where will the Harris common stock that I receive in the merger be publicly traded?

A:	Harris will apply to have the new shares of Harris common stock issued in the merger listed on the NYSE.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not approved by Exelis shareholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of Exelis common stock in connection with the merger. Instead, Exelis will remain an independent public company and its common stock will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, Exelis may be required to pay Harris a termination fee of $138,420,000 or $57,675,000. If the merger agreement is terminated under other specified circumstances, Harris may be required to pay Exelis a reverse termination fee of $300,000,000. See “The Merger Agreement—Termination Fee; Reverse Termination Fee” beginning on page [—] of this proxy statement/prospectus for a more detailed discussion of the termination fees.

Q:	What shareholder vote is required for the approval of each proposal? What will happen if I fail to vote or abstain from voting on each proposal?

A:

The approval of the merger agreement by the shareholders of Exelis requires the affirmative vote of the holders of at least a majority of the shares of Exelis common stock outstanding and entitled to vote at the special meeting. Accordingly, an Exelis shareholder’s abstention from voting, the failure of an Exelis shareholder who holds his or her shares in “street name” through a bank, brokerage firm or other nominee to give voting instructions to that bank, brokerage firm or other nominee or an Exelis shareholder’s other failure to vote will have the same effect as a vote “AGAINST” the proposal.

If a quorum is present at the meeting, the merger-related named executive officer compensation proposal will be approved if more votes are cast in favor of the proposal than are cast against it. Accordingly, an Exelis shareholder’s abstention from voting, the failure of an Exelis shareholder who holds his or her shares in “street name” through a bank, brokerage firm or other nominee to give voting instructions to that bank, brokerage firm or other nominee or an Exelis shareholder’s other failure to vote, will have no effect on the proposal.

The special meeting may be adjourned, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders. The affirmative vote of the holders of a majority of the shares of Exelis common stock present in person or represented by proxy at the special meeting and entitled to vote is required to adjourn the special meeting. Accordingly, an Exelis shareholder’s abstention from voting will have the same effect as a vote “AGAINST” the proposal, while the failure of an Exelis shareholder who holds his or her shares in “street name” through a bank, brokerage firm or other nominee to give voting instructions to that bank, brokerage firm or other nominee or an Exelis shareholder’s other failure to vote will have no effect on the proposal.

Q:	What happens if Exelis shareholders do not approve the merger-related named executive compensation proposal?

A:	Approval of the compensation that may be paid or become payable to Exelis’ named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. The vote is an advisory vote and will not be binding on Exelis or the surviving corporation in the merger. If the merger is completed, the merger-related compensation may be paid to Exelis’ named executive officers to the extent payable in accordance with the terms of their compensation and benefits agreements and arrangements even if Exelis shareholders do not approve, by advisory (non-binding) vote, the merger-related compensation.

Q:	How can I vote my shares in person at the special meeting?

A:	Direct Holders. Shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your shares in person at the special meeting, please bring your enclosed proxy card and proof of identification.

Shares in “street name.” Shares held in street name may be voted in person by you only if you obtain a signed legal proxy from your bank, brokerage firm or other nominee giving you the right to vote the shares. If you choose to vote your shares in person at the special meeting, please bring proof of identification.

Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting. The use of video, still photography or audio recording at the special meeting is not permitted. For the safety of attendees, all bags, packages and briefcases are subject to inspection. Your compliance is appreciated.

Q:	How can I vote my shares without attending the special meeting?

A:	Whether you hold your shares directly as the shareholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the special meeting. You can vote by proxy over the Internet, or by telephone or by mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you also may vote by submitting voting instructions to your bank, brokerage firm or other nominee, or otherwise by following instructions provided by your bank, brokerage firm or other nominee.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	If your shares of Exelis common stock are registered directly in your name with the transfer agent of Exelis, Computershare, you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to vote, or to grant a proxy for your vote directly to Exelis or to a third party to vote, at the special meeting.

If your shares are held by a bank, brokerage firm or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, brokerage firm or other nominee is considered the shareholder of record with respect to those shares. Your bank, brokerage firm or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting, however, you may not vote these shares in person at the special meeting unless you obtain a signed legal proxy, executed in your favor, from your bank, brokerage firm or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	If my shares of Exelis common stock are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:	Your bank, brokerage firm or other nominee will only be permitted to vote your shares of Exelis common stock if you instruct your bank, brokerage firm or other nominee how to vote. You should follow the procedures provided by your bank, brokerage firm or other nominee regarding the voting of your shares of Exelis common stock. In accordance with the rules of the NYSE, banks, brokerage firms and other nominees who hold shares of Exelis common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokerage firms and other nominees are precluded from exercising their voting discretion with respect to non-routine matters, such as the proposal to approve the merger agreement, the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Exelis’ named executive officers and the proposal for the approval of the adjournment of the special meeting, if necessary. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokerage firms and other nominees are not empowered to vote such shares, which we refer to as a broker non-vote. The effect of not instructing your bank, brokerage firm or other nominee how you wish your shares to be voted will be the same as a vote “AGAINST” the proposal to approve the merger agreement, but will not be counted as “FOR” or “AGAINST” or, assuming a quorum is present at the special meeting, have an effect on, the proposal to approve, by non-binding, advisory vote, the merger-related compensation arrangements for Exelis’ named executive officers or the proposal to approve the adjournment of the special meeting, if necessary.

Q:	What should I do if I receive more than one set of voting materials?

A:	If you hold shares of Exelis common stock in “street name” and also directly in your name as a shareholder of record or otherwise or if you hold shares of Exelis common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the special meeting.

Direct Holders. For shares of Exelis common stock held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of Exelis common stock are voted.

Shares in “street name.” For shares of Exelis common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	If a shareholder gives a proxy, how are the shares of Exelis common stock voted?

A:	Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Exelis common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of Exelis common stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the special meeting.

Q:	How will my shares of Exelis common stock be voted if I return a blank proxy?

A:	If you sign, date and return your proxy and do not indicate how you want your shares of Exelis common stock to be voted, then your shares of Exelis common stock will be voted “FOR” the approval of the merger agreement, “FOR” the merger-related named executive officer compensation proposal, and, if necessary, “FOR” the approval of the adjournment of the special meeting.

Q:	Can I change my vote after I have submitted my proxy?

A:	Any shareholder giving a proxy has the right to revoke it before the proxy is voted at the special meeting by any of the following: (a) subsequently submitting a new proxy (including by Internet or telephone) that is received by the deadline specified on the accompanying proxy card; (b) giving written notice of your revocation to the Exelis Corporate Secretary; or (c) voting in person at the special meeting. Execution or revocation of a proxy will not in any way affect your right to attend the special meeting and vote in person. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows: Exelis Inc., Attn: Corporate Secretary, 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Exelis intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q:	Are Harris stockholders voting on the merger?

A:	No. A vote of Harris stockholders is not required to complete the merger.

Q:	If I do not favor the approval of the merger agreement, what are my rights?

A:	Exelis shareholders are not entitled to dissenters’ rights under Chapter 44 of the IBCL, which provides that the holders of shares of any class or series are not entitled to dissenters’ rights if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the special meeting, the shares of that class or series were a covered security under Section 18(b)(1)(A) or 18(b)(1)(B) of the Securities Act of 1933, as amended. Exelis common stock is a covered security under Section 18(b)(1)(A) because it is listed on the NYSE. Exelis shareholders may vote against the proposal to approve the merger agreement if they are not in favor.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the merger agreement?

A:	Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page [—] of this proxy statement/prospectus. You also should read and carefully consider the risk factors of Harris and Exelis contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	What happens if I sell my shares of Exelis common stock before the special meeting?

A:	The record date for Exelis shareholders entitled to vote at the special meeting is earlier than the date of the special meeting. If you transfer your shares of Exelis common stock after the record date but before the special meeting, you will, unless special arrangements are made, retain your right to vote at the special meeting but will transfer the right to receive the merger consideration to the person to whom you transfer your shares of Exelis common stock.

Q:	What are the material United States federal income tax consequences of the merger to me?

A:	Subject to the discussion in the paragraph immediately below, as a general matter, the receipt of the per share merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus), you will recognize gain or loss equal to the difference between (i) the sum of cash you receive and the fair market value (as of the effective time) of the Harris common stock you receive and (ii) your adjusted tax basis in the Exelis common stock you exchange pursuant to the merger. If you are a non-U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus), the merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States. We encourage you to seek tax advice regarding such matters.

As described under the section entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders—Tax Consequences of the Merger” beginning on page [—] of this proxy statement/prospectus, as a result of certain restructuring transactions that Harris may undertake (a determination in respect of which has not been made), the merger, together with any such restructuring, may instead be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, which is referred to as the Code. The applicability of such treatment depends on whether the merger, together with the restructuring transactions (if undertaken by Harris), satisfies the “continuity of interest” requirement set forth in U.S. Treasury Regulations. Based on the per share merger consideration, Harris and Exelis intend to take the position that the “continuity of interest” requirement is not satisfied, but this determination depends in part on statutory, judicial and administrative authorities that are unclear. Accordingly, it is possible that the merger, together with the restructuring transactions (if undertaken by Harris), could be treated as a reorganization within the meaning of Section 368(a) of the Code. If the merger is so treated, and if you are a U.S. holder, you would generally recognize gain (but not loss) on the exchange of Exelis common stock for the per share merger consideration.

Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	When is the merger expected to be completed?

A:

Subject to the satisfaction or waiver of the closing conditions described under the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [—], including the approval of the merger agreement by Exelis shareholders at the special meeting, Harris and Exelis are working to complete the merger during the second calendar quarter of 2015. However, it is possible that factors outside the control of both companies could result in the merger being completed at a later time, or not being completed at all. Harris and Exelis hope to complete the merger as soon as reasonably practicable.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:	Exelis has engaged D.F. King to assist in the solicitation of proxies for the special meeting. Exelis estimates that it will pay D.F. King a fee of approximately $25,000. Exelis has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Exelis also may reimburse banks, brokerage firms, and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Exelis common stock. Exelis’ directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the merger proposal by Exelis shareholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including, but not limited to, the receipt of required regulatory approvals, the accuracy of representations and warranties under the merger agreement (subject to certain materiality exceptions), Harris’ and Exelis’ performance of their respective obligations under the merger agreement and the absence of a material adverse effect for Exelis (as described in the merger agreement). For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [—].

Q:	How do I exchange my shares of Exelis common stock for shares of Harris common stock?

A:	All shares of Exelis common stock are held in book-entry form. Therefore, you are not required to take any specific actions to exchange your shares of Exelis common stock for shares of Harris common stock. After the completion of the merger, shares of Exelis common stock held in book-entry form will be automatically exchanged for shares of Harris common stock in book-entry form and cash to be paid in lieu of any fractional share of Harris common stock.

Q:	What equity stake will Exelis shareholders hold in Harris immediately following the merger?

A:	Based on the number of issued and outstanding shares of Harris common stock and Exelis common stock as of [—], 2015 the latest practicable calculation date prior to the filing of this registration statement, and based on the exchange ratio of 0.1025, holders of shares of Exelis common stock as of immediately prior to the closing of the merger will hold, in the aggregate, approximately [—]% of the issued and outstanding shares of Harris common stock immediately following the closing of the merger. The exact equity stake of Exelis shareholders in Harris immediately following the merger will depend on the number of shares of Harris common stock and Exelis common stock issued and outstanding immediately prior to the merger.

Q:	Will my shares of Harris common stock acquired in the merger receive a dividend?

A:	After the closing of the merger, as a holder of Harris common stock you will receive the same dividends on shares of Harris common stock that all other holders of shares of Harris common stock will receive for any dividend for which the record date occurs after the merger is completed.

Harris most recently paid a quarterly dividend on March 23, 2015 in an amount equal to $0.47 per share of Harris common stock. Any future Harris dividends will remain subject to approval by the board of directors of Harris, which we refer to as the Harris board.

Q:	How will I receive the per share merger consideration to which I am entitled?

A:	After receiving the proper documentation from you, following the effective time, the exchange agent will deliver to you the Harris common stock (in book-entry form) and cash to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “Exchange Procedures” beginning on page [—].

Q:	What should I do now?

A:	You should read this proxy statement/prospectus carefully, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or over the Internet as soon as possible so that your shares will be voted in accordance with your instructions.

Q:	Whom do I call if I have questions about the special meeting or the merger?

A:	If you have questions about the special meeting or the merger, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact D.F. King at exelis@dfking.com (email), (800) 487-4870 (toll-free) or (212) 269-5550 (collect).

SUMMARY

For your convenience, we have provided a brief summary of certain information contained in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you as an Exelis shareholder. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire proxy statement/prospectus, its annexes and the other documents to which we have referred you. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

The Parties to the Merger (Page [—])

Exelis Inc.

1650 Tysons Boulevard

Suite 1700

McLean, Virginia 22102

Phone: (703) 790-6300

Exelis Inc., an Indiana corporation, which is referred to as Exelis, is a diversified aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable mission-critical solutions to military, government and commercial customers in the United States and globally. Exelis is focused on strategic growth in the areas of critical networks; intelligence, surveillance, reconnaissance, which is referred to as ISR, and analytics; electronic warfare; and composite aerostructures. Exelis operates in two segments: (1) Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance, which is referred to collectively as C4ISR, Electronics and Systems, and (2) Information and Technical Services. Exelis’ customers include the U.S. Department of Defense, which is referred to as the DoD, and its prime contractors, U.S. government intelligence agencies, the U.S. National Aeronautics and Space Administration, the U.S. Federal Aviation Administration, allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and civil government programs in the United States and internationally. Exelis conducts most of its business with the U.S. government, principally the DoD. For the year ended December 31, 2014, Exelis’ revenue was $3.3 billion.

Exelis employs approximately 10,000 people on four continents, led by an experienced management team with a proven ability to execute on existing programs, win new contracts, enter adjacent markets, drive operating efficiency, and lead development of advanced technologies and solutions.

Exelis common stock is listed on the New York Stock Exchange, which is referred to as the NYSE, under the ticker symbol “XLS.”

Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

(321) 727-9100

Harris Corporation, which is referred to as Harris, a Delaware corporation, is an international communications and information technology company serving government and commercial markets in more than 125 countries. It is dedicated to developing best-in-class assured communications® products, systems and services for global markets, including RF communications, integrated network solutions and government communications systems. Harris’ annual revenue for its fiscal year 2014 was greater than $5 billion and it employs about 13,000 employees, including 6,000 engineers and scientists. Harris is headquartered in Melbourne, Florida.

Harris common stock is listed on the NYSE, under the ticker symbol “HRS.”

Harris Communication Solutions (Indiana), Inc.

c/o Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

(321) 727-9100

Harris Communication Solutions (Indiana), Inc., which is referred to as Merger Sub, an Indiana corporation and a wholly owned subsidiary of Harris, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Exelis, with Exelis surviving the merger as a wholly owned subsidiary of Harris.

The Merger and the Merger Agreement (Page [—])

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. We encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

Pursuant to the merger agreement, Merger Sub will merge with and into Exelis. After the effective time of the merger, which is referred to as the effective time, Exelis will be the surviving corporation and a wholly owned subsidiary of Harris. Following the merger, Exelis common stock will be delisted from the NYSE, deregistered under the Exchange Act and will cease to be publicly traded.

Per Share Merger Consideration (Page [—])

In the merger, each share of Exelis common stock (other than shares of Exelis common stock owned by Harris, Merger Sub or any direct or indirect wholly owned subsidiary of Harris and shares of Exelis common stock owned by Exelis or any direct or indirect subsidiary of Exelis, and in each case not held on behalf of third parties) will be converted into the right to receive (1) $16.625 in cash, without interest, which is referred to as the cash consideration, and (2) 0.1025 of a share of Harris common stock, which is referred to as the stock consideration. The cash consideration and stock consideration together, with cash payable in lieu of any fractional shares as described below, are collectively referred to in this proxy statement/prospectus as the merger consideration.

Harris will not issue any fractional shares in the merger. Instead, the total number of shares of Harris common stock that each Exelis shareholder will receive in the merger will be rounded down to the nearest whole number, and each Exelis shareholder will receive an amount in cash rounded up to the nearest whole cent, without interest, for any fractional share of Harris common stock that would otherwise be received in the merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of Harris common stock that the Exelis shareholder would otherwise be entitled to receive in the merger by the average closing price for a share of Harris common stock on the NYSE as reported by Bloomberg L.P. or, if not reported by Bloomberg L.P., in another authoritative source mutually selected by Exelis and Harris, for the ten consecutive trading days ending with the trading day that is three days prior to the effective date of the merger, which average is referred to as the Harris average closing price.

Example: If you own 100 shares of Exelis common stock at the time the merger is completed, you will be entitled to receive $1662.50 in cash, without interest, and 10 shares of Harris common stock. In addition, you will be entitled to receive an amount of cash equal to 0.25 multiplied by the Harris average closing price.

The ratio of 0.1025 of a share of Harris common stock for each share of Exelis common stock, which is referred to as the exchange ratio, is fixed, which means that it will not change between now and the date of the merger, regardless of whether the market price of either Harris or Exelis common stock changes. Therefore, the value of the stock portion of the merger consideration will depend on the market price of Harris common stock at the time Exelis shareholders receive Harris common stock in the merger. The market price of Harris common stock has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the special meeting and the date the merger is completed and thereafter. The market price of Harris common stock, when received by Exelis shareholders after the merger is completed, could be greater than, less than or the same as the market price of Harris common stock on the date of this proxy statement/prospectus or at the time of the special meeting. Accordingly, you should obtain current stock price quotations for Harris common stock and Exelis common stock before deciding how to vote with respect to the approval of the merger agreement. Both Harris’ and Exelis’ common stock is traded on the NYSE under the symbols “HRS” and “XLS,” respectively.

For more information on the per share merger consideration, see the section entitled “The Merger—Per Share Merger Consideration” beginning on page [—] of this proxy statement/prospectus.

Treatment of Existing Stock Options and Other Equity Awards (Page [—])

Exelis Stock Options

Pursuant to the merger agreement, upon completion of the merger, each outstanding option to purchase a share of Exelis common stock, whether vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, an amount in cash, without interest, equal to the product of (1) the total number of shares of Exelis common stock subject to the option and (2) the excess, if any, of the per share equity award consideration over the exercise price per share of the option, less any required withholding taxes. The sum of (1) the cash consideration and (2) the product of (a) the exchange ratio and (b) the Harris average closing price, is referred to in this proxy statement/prospectus as the equity award consideration.

Exelis Restricted Stock Units

Pursuant to the merger agreement, upon completion of the merger, any vesting conditions or restrictions applicable to each outstanding Exelis restricted stock unit, which is referred to as an RSU (other than rollover RSUs, the treatment of which is described below), shall lapse, and such RSU will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, an amount in cash, without interest, equal to the sum of the product of (1) the total number of shares of Exelis common stock subject to such RSU and (2) the per share equity award consideration, plus any accrued dividend payments in respect of such RSU, less any required withholding taxes. To the extent that any such payment would cause an impermissible acceleration event under Section 409A of the Internal Revenue Code, which is referred to as the Code, such amounts will become vested at the effective time of the merger and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

Exelis Restricted Stock

Pursuant to the merger agreement, upon completion of the merger, any restrictions or vesting conditions applicable to each outstanding share of Exelis restricted stock shall lapse, and each such share of Exelis restricted stock will be cancelled and converted into the right to receive the merger consideration. Payment with respect to

Exelis restricted stock will occur in accordance with the applicable terms and conditions of such Exelis restricted stock and applicable law; provided, to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

Exelis Rollover RSUs

Pursuant to the merger agreement, upon completion of the merger, each Exelis restricted stock unit granted after the date of the merger agreement pursuant to and in accordance with the merger agreement, which is referred to as a rollover RSU, will be cancelled in exchange for an RSU, which is referred to as a substitute RSU, covering a number of shares of Harris common stock, rounded up to the nearest whole share, equal to the product of (1) the total number of shares of Exelis common stock subject to such award of rollover RSU and (2) the sum of (A) the stock consideration and (B) the cash consideration divided by the Harris average closing price. Each substitute RSU will be subject to the same vesting conditions and payment terms as were applicable to such rollover RSU immediately prior to the effective time of the merger.

Financing of the Merger and Indebtedness Following the Merger (Page [—])

Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under a bridge loan facility.

In connection with the merger, Harris entered into a financing commitment letter, which is referred to as the commitment letter, with Morgan Stanley Senior Funding, Inc. for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $3.4 billion, which is referred to as the bridge facility, for the purpose of financing a portion of the cash consideration and other amounts payable under the terms of the merger agreement and paying fees and expenses associated with the merger. Harris subsequently entered into the new $1.3 billion term loan facility, which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion. The loans under the bridge facility will be made in a single drawing by Harris. Any undrawn commitments under the bridge facility will automatically be terminated on the closing date of the merger, which is referred to as the closing date. The closing of the merger is referred to as the closing. Harris anticipates that some or all of the remaining $2.1 billion of financing commitments for the bridge facility will be replaced by a combination borrowings under a revolving credit facility and the issuance of debt securities by Harris.

For more information on the financing of the merger, see the section entitled “The Merger—Financing of the Merger” beginning on page [—] of this proxy statement/prospectus.

Exelis’ Reasons for the Merger (Page [—])

In reaching its decision to adopt the merger agreement and recommend the approval of the merger agreement to its shareholders, the Exelis board of directors consulted with Exelis’ management, as well as Exelis’ legal and financial advisors, and considered a number of factors that it believed supported its decision to enter into the merger agreement and consummate the merger, including, without limitation, those listed in the section entitled “The Merger—Recommendation of the Exelis Board; Exelis’ Reasons for the Merger” beginning on page [—] of this proxy statement/prospectus.

Harris’ Reasons for the Merger (Page [—])

In reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Harris board of directors consulted with Harris’ management, as well as Harris’ legal and financial advisors, and considered a number of factors it believed supported its decision to enter into the merger agreement and consummate the merger, including, without limitation, those listed in the section entitled “The Merger—Harris’ Reasons for the Merger.”

Opinion of J.P. Morgan (Page [—] and Annex B)

In connection with its consideration of the merger, the Exelis board of directors received on February 5, 2015 from Exelis’ financial advisor, J.P. Morgan Securities LLC, which is referred to as J.P. Morgan, its oral opinion, subsequently confirmed in writing on the same day and prior to the execution of the merger agreement, that, as of such date and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in its opinion, the consideration to be paid by Harris to the holders of shares of Exelis’ common stock pursuant to the merger agreement was fair, from a financial point of view, to such shareholders. The full text of the written opinion of J.P. Morgan, dated February 5, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by J.P. Morgan in connection with rendering its opinion, is attached to this document as Annex B and is incorporated herein by reference. You should read this opinion and the description beginning on page [—] carefully and in their entirety. J.P. Morgan’s opinion is addressed to the Exelis board of directors, is directed only to the consideration to be paid to the holders of shares of Exelis common stock pursuant to the merger agreement and does not address any other matter. The opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote with respect to the merger or any other matter.

Proxy Solicitation Costs (Page [—])

Exelis’ directors, officers and other employees may solicit proxies in person, by telephone, electronically, by mail or other means, but they will not be specifically compensated for these services. Brokers, banks and other persons will be reimbursed by Exelis for expenses they incur in forwarding proxy materials to obtain voting instructions from beneficial shareholders. Exelis has also hired D.F. King to assist in the solicitation of proxies. The total cost of solicitation of proxies will be borne by Exelis. For a description of the costs and expenses to Exelis of soliciting proxies, see “The Special Meeting—Proxy Solicitation Costs” on page [—].

The Special Meeting (Page [—])

The special meeting will be held on [—], 2015, at [—], local time, at Exelis Inc., 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102. The purposes of the special meeting are as follows:

•	to consider and vote on a proposal to approve the merger agreement;

•	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the merger-related named executive officer compensation proposal; and

•	to consider and vote on a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders.

Completion of the merger is conditioned on approval of the merger agreement by Exelis’ shareholders. Approval of the advisory proposal concerning the merger-related compensation arrangements for Exelis’ named executive officers is not a condition to the obligation of either Exelis or Harris to complete the merger.

Only holders of record of issued and outstanding shares of Exelis common stock as of the close of business on [—], 2015, the record date for the special meeting, are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting. You may cast one vote for each share of Exelis common stock that you owned as of that record date.

The approval of the merger agreement by the shareholders of Exelis requires the affirmative vote of the holders of at least a majority of the shares of Exelis common stock outstanding and entitled to vote at the special meeting. Shares not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to approve the merger agreement.

If a quorum is present at the meeting, the merger-related named executive officer compensation proposal will be approved if more votes are cast in favor of the proposal than are cast against it. Accordingly, an Exelis shareholder’s abstention from voting, the failure of an Exelis shareholder who holds his or her shares in “street name” through a broker, bank or other holder of record to give voting instructions to that broker, bank or other holder of record or an Exelis shareholder’s other failure to vote, will have no effect on the proposal.

Interests of Exelis’ Directors and Executive Officers in the Merger (Page [—])

In considering the Exelis board of directors’ recommendation to vote for the proposal to approve the merger agreement, Exelis shareholders should be aware that the directors and executive officers of Exelis have interests in the merger that are different from, or in addition to, the interests of Exelis shareholders generally and that may create potential conflicts of interest. These interests include, among others:

•	The cash out of outstanding equity awards (including stock options to purchase Exelis common stock and RSUs, other than rollover RSUs) based on the per share equity award consideration and the cash out of all long-term cash incentive awards.

•	The executive officers are participants in the Special Senior Executive Severance Pay Plan, which provides severance and other benefits following an executive officer’s termination of employment within the two years following the merger by Exelis without cause or by the executive officer with good reason.

•	The payment of certain executive officers’ non-qualified supplemental retirement plan benefits, normally payable as annuities following retirement, in a lump sum amount within 90 days following the completion of the merger.

•	Each executive officer will be entitled to a prorated target bonus under Exelis’ 2015 annual incentive compensation plan if the executive officer’s employment is terminated other than for misconduct during 2015 and after the completion of the merger.

•	Upon the completion of the merger, limitations on Exelis’ ability to modify its retiree medical plan for salaried retirees, under which certain executive officers will be eligible for coverage upon retirement, will go into effect.

•	Exelis’ directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The Exelis board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and approving the merger, and in recommending the approval of the merger agreement by Exelis shareholders. For a more detailed discussion of these interests, see the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—].

Certain Beneficial Owners of Exelis Common Stock (Page [—])

At the close of business on [—], 2015, directors and executive officers of Exelis beneficially owned and were entitled to vote approximately [—] shares of Exelis common stock, collectively representing [—]% of the shares of Exelis common stock outstanding on [—], 2015. Although none of them has entered into any agreement obligating them to do so, Exelis currently expects that all of its directors and executive officers will vote their shares “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Exelis’ named executive officers in connection with the merger. For more information regarding the security ownership of Exelis directors and executive officers, see the information provided in the section entitled “Certain Beneficial Owners of Exelis Common Stock” beginning on page [—].

Ownership of Harris After the Merger (Page [—])

Based on the number of shares of Exelis common stock outstanding as of [—], 2015, Harris expects to issue an aggregate of approximately [—] shares of Harris common stock to Exelis shareholders in the merger. The actual number of shares of Harris common stock to be issued pursuant to the merger will be determined at the effective time based on the exchange ratio of 0.1025 and the number of shares of Exelis common stock outstanding at that time. Based on the number of shares of Exelis common stock outstanding as of [—], 2015, it is expected that after the completion of the merger, there will be outstanding approximately [—] shares of Harris common stock, and that the shares of Harris common stock to be issued to Exelis shareholders in the merger will represent approximately [—]% of the total issued and outstanding shares of Harris common stock after the merger.

Regulatory Approvals (Page [—])

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to as the HSR Act, and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the Federal Trade Commission, which is referred to as the FTC, and the Department of Justice, which is referred to as the DOJ, and the applicable waiting period (or any extensions thereof) has expired or been terminated. Further, the Federal Communications Commission, which is referred to as the FCC, must approve all applications from Exelis to transfer control of its licenses to Harris.

On February 24, 2015, Exelis and Harris filed with the DOJ and the FTC notification and report forms, which are referred to as the initial filing, under the HSR Act with respect to the proposed merger. On March 20, 2015, Harris withdrew the initial filing, and on March 24, 2015, Harris re-filed the notification and report form with the DOJ and the FTC. Due to the re-filing, the waiting period under the HSR Act is currently scheduled to expire on April 23, 2015, unless otherwise extended or terminated.

Harris and Exelis have agreed to cooperate with each other and use, and cause their respective affiliates to use, their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger prior to the termination date (as defined in the section entitled “The Merger—Regulatory Approvals” beginning on page [—] of this proxy statement/prospectus). In furtherance of the foregoing, Harris and Exelis have agreed to use their reasonable best efforts to:

•	file as promptly as practicable all necessary notices, reports, and other filings with governmental entities in order to consummate the merger or any of the other transactions contemplated by the merger agreement; and

•	obtain all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable from any governmental entity in order to complete the merger and the other transactions contemplated by the merger agreement.

Harris is required under the merger agreement to accept or agree to certain limited conditions (as described in the section entitled “The Merger Agreement—Antitrust Approval; Further Action” beginning on page [—] of this proxy statement/prospectus) in order to obtain such regulatory approvals.

No Dissenters’ Rights (Page [—])

Because the Exelis common shares are listed on the NYSE, holders of Exelis common shares may not exercise dissenters’ rights under Indiana law in connection with the merger.

Conditions to the Completion of the Merger (Page [—])

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

•	approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Exelis common stock entitled to vote thereon at the special meeting;

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the merger under the HSR Act and the obtainment of all requisite FCC consents in connection with the merger, which are collectively referred to as required government consents;

•	the absence of any law, order, or other action (whether temporary, preliminary or permanent) that is in effect and makes illegal, restrains, enjoins or otherwise prohibits the closing of the merger and the other transactions contemplated by the merger agreement, which are collectively referred to as restraining orders;

•	the shares of Harris common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance; and

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC.

In addition, the obligations of Harris and Merger Sub to effect the merger are subject to the satisfaction, or waiver of the following conditions:

•	the accuracy of the representations and warranties of Exelis to the extent required under the merger agreement;

•	the receipt by Harris of a certificate signed by the chief executive officer or the chief financial officer of Exelis certifying that the above condition with respect to the accuracy of representations as of the date of the merger agreement and as of the effective time, to the extent required under the merger agreement, has been satisfied;

•	Exelis’ performance of, in all material respects, its obligations under the merger agreement required to be performed at or prior to the closing date;

•	the receipt by Harris of a certificate signed by the chief executive officer or the chief financial officer of Exelis certifying that the above performance of the obligations of Exelis have been satisfied; and

•	since the date of the merger agreement, there has not occurred any event, change, effect, development, circumstance or occurrence, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on Exelis.

In addition, the obligations of Exelis to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Harris and Merger Sub to the extent required under the merger agreement;

•	the receipt by Exelis of a certificate signed by an authorized executive officer of Harris certifying that the above condition with respect to the accuracy of representations as of the date of the merger agreement and as of the effective time, to the extent required under the merger agreement, has been satisfied;

•	Harris’ and Merger Sub’s performance of, in all material respects, their obligations under the merger agreement required to be performed at or prior to the closing date; and

•	the receipt by Exelis of a certificate signed by an executive officer of Harris certifying that the above performance of obligations have been satisfied.

For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [—] of this proxy statement/prospectus.

No Solicitation or Negotiation of Acquisition Proposals (Page [—])

Exelis has agreed that neither Exelis, nor any of Exelis’ subsidiaries, nor any of Exelis’ or Exelis’ subsidiaries’ respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives, which are collectively referred to as representatives, will, directly or indirectly:

•	initiate, solicit, knowingly assist or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page [—] of this proxy statement/prospectus), including by way of furnishing any non-public information or data concerning Exelis or its subsidiaries or any assets owned (in whole or part) by Exelis or its subsidiaries to any person in furtherance of an acquisition proposal or if it would reasonably be expected to lead to an acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement (other than a confidentiality agreement entered into in compliance with the merger agreement) relating to, or that is intended to or would reasonably be expected to lead to, any acquisition proposal;

•	grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an acquisition proposal; provided that notwithstanding the foregoing, Exelis will be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person entered into after the date of the merger agreement if the board of directors of Exelis determines in good faith, after consultation with its outside legal counsel, that the failure to take such action is necessary in order for the directors to comply with their fiduciary duties under applicable law; or

•	engage in, continue or otherwise participate in any discussions or negotiations regarding any acquisition proposal.

Notwithstanding the restrictions described above, following the receipt of an acquisition proposal that was made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement and prior to the time the required shareholder vote of Exelis shareholders in favor of the merger and merger agreement is obtained, which is referred to as the required Exelis shareholder vote, Exelis may:

•	provide information in response to a request therefor by a person that has made an unsolicited bona fide written acquisition proposal if Exelis receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the confidentiality agreement executed by Harris (provided that any such confidentiality agreement must expressly permit Exelis to provide copies of forms of agreements in respect of such acquisition proposal to Harris and its representatives as contemplated in the merger agreement) and promptly discloses (and, if applicable, promptly provides copies of) any such information to Harris to the extent not previously provided to Harris;

•	engage or participate in any discussions or negotiations with any person that has made such an unsolicited bona fide written acquisition proposal; and

•	after having complied with the applicable provisions of the merger agreement related to acquisition proposals, approve, adopt, recommend, or otherwise declare advisable or propose to approve, adopt, recommend or declare advisable (publicly or otherwise) such an acquisition proposal, if and only to the extent that:

•	prior to taking any action described in this clause and the preceding clauses above, the board of directors of Exelis determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable law;

•	in each such case referred to in the first two clauses above, the board of directors of Exelis has determined in good faith based on the information then available and after consultation with its outside legal counsel and with its financial advisor that such acquisition proposal either constitutes a superior proposal (as defined in the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page [—] of this proxy statement/prospectus) or is reasonably likely to result in a superior proposal; and

•	in the case referred to in the third clause above, the board of directors of Exelis determines in good faith (after consultation with its outside legal counsel and with its financial advisor) that such acquisition proposal is a superior proposal.

An agreement in compliance with the preceding paragraph is referred to as an alternative acquisition agreement.

No Change in Recommendation or Alternative Acquisition Agreement (Page [—])

Except as otherwise set forth in the merger agreement, the Exelis board of directors and each committee of the board of directors will not:

•	withhold, withdraw, qualify or modify (or publicly propose or announce any intention to or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Harris or Merger Sub, the recommendation of the Exelis board of directors to approve the merger agreement;

•	fail to publicly affirm upon Harris’ request as promptly as practicable (but in any event within five business days after Harris’ request) after a public announcement of an acquisition proposal (or if the termination date or scheduled date of the special meeting is less than five business days from the receipt of such request from Harris as promptly as practicable following such request) (other than in the case of an acquisition proposal in the form of a tender offer or exchange offer) the recommendation of the Exelis board of directors to approve the merger agreement (provided that Harris may make such request only once in any seven-day period);

•	fail to recommend unequivocally against acceptance of any tender offer or exchange that is publicly disclosed (other than by Harris or an affiliate of Harris) prior to the earlier of (A) the day prior to the date of the special meeting and (B) the 11th business day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act;

•	recommend that the shareholders of Exelis tender their shares of Exelis common stock in the tender offer or exchange offer described in the preceding bullet;

•	fail to include the recommendation of the Exelis board of directors to approve the merger agreement in the proxy statement/prospectus distributed to Exelis’ shareholders in connection with the special meeting;

•	make any other public statement in connection with the special meeting that is inconsistent with the recommendation of the Exelis board of directors to approve the merger agreement; or

•	approve, adopt, recommend, or resolve or publicly propose to approve, adopt or recommend, any acquisition proposal (any action described in this clause and the ones above being referred to as a change of recommendation).

Notwithstanding anything to the contrary set forth in the merger agreement, but subject to the applicable notice requirements in the merger agreement, prior to the required Exelis shareholder vote, if any acquisition proposal has been made after the date of the merger agreement, the Exelis board of directors may make a change of recommendation in response to such acquisition proposal or terminate the merger agreement if, and only if:

•	such acquisition proposal did not result from a breach of the merger agreement; and

•	the board of directors of Exelis determines in good faith after consultation with its outside legal counsel and with its financial advisor that such acquisition proposal constitutes a superior proposal, and in light of such acquisition proposal, failure to make a change of recommendation or to terminate the merger agreement pursuant to the applicable termination provisions in the merger agreement would be inconsistent with the directors’ fiduciary obligations under applicable law.

Prior to making any change of recommendation in connection with an acquisition proposal and prior to terminating the merger agreement pursuant to the applicable termination provisions in the merger agreement, Exelis is required to deliver a written notice to Harris stating that the board of directors of Exelis intends to take such action pursuant to the terms of the merger agreement and, if applicable, intends to cause Exelis to enter into an alternative acquisition agreement, a copy of which must be delivered with such notice, together with copies of any related documents. During the four business day period commencing on the date of Harris’ receipt of such written notice of a superior proposal, Exelis is required to make its representatives reasonably available for the purpose of engaging in negotiations with Harris (to the extent Harris desires to negotiate) regarding a possible amendment of the merger agreement so that the acquisition proposal that is the subject of the written notice of a superior proposal ceases to be a superior proposal. Each time the financial or other material terms of such acquisition proposal are amended, Exelis will be required to deliver to Harris a new written notice of a superior proposal and the negotiation period will be extended by an additional two business days from the date of Harris’ receipt of such new written notice of a superior proposal.

Notwithstanding anything to the contrary set forth in the merger agreement, prior to the required Exelis shareholder vote, the Exelis board of directors may make a change of recommendation in response to an intervening event (as defined in the section entitled “The Merger Agreement—Changes in Board Recommendations” beginning on page [—] of this proxy statement/prospectus), if and only if, the Exelis board of directors determines in good faith after consultation with its outside legal counsel and with its financial advisor that a failure to make a change of recommendation in response to such intervening event would be inconsistent with the directors’ fiduciary obligations under applicable law; provided, however, that Exelis must deliver to Harris a written notice stating that the Exelis board of directors intends to take such action no less than four business days prior to making such change of recommendation.

Termination of the Merger Agreement (Page [—])

Termination by Mutual Consent

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time, whether before or after the time the required Exelis shareholder vote is obtained, by mutual written consent of Exelis and Harris by action of their respective boards of directors.

Termination by Either Harris or Exelis

Either Harris or Exelis may terminate the merger agreement at any time before the effective time if:

•	the merger has not been completed by August 5, 2015 (as such date may be extended, which is referred to as the termination date), provided that if on such date any of the conditions to the closing related to required government consents or restraining orders (to the extent that any such restraining order is in respect of any required government consent) has not been fulfilled but all other conditions to the closing either have been fulfilled or are then capable of being fulfilled, then the termination date of the merger agreement will, without any action on the part of the parties, be extended to November 5, 2015;

•	the approval of the merger agreement by Exelis shareholders has not been obtained at the special meeting or at any adjournment or postponement of the special meeting taken in accordance with the merger agreement; or

•	any restraining order permanently restraining, enjoining or otherwise prohibiting consummation of the merger has become final and non-appealable; provided that the right to terminate the merger agreement pursuant to this paragraph will not be available to any party that has breached in any material respect its obligations under the merger agreement, in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger or the failure of the merger to occur by the termination date.

Termination by Exelis

Exelis may terminate the merger agreement and the merger may be abandoned by action of the Exelis board of directors if:

•	Harris has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform would give rise to the failure of a condition set forth in the closing conditions provisions of the merger agreement and is not capable of being cured prior to the termination date of the merger agreement or, if capable of being cured, has not been cured by Harris by the 30th day after written notice thereof is given by Exelis to Harris;

•	at any time prior to (but not after) obtaining the required Exelis shareholder vote if:

•	the board of directors of Exelis authorizes Exelis, subject to complying with the terms of the merger agreement related to acquisition proposals, to enter into an alternative acquisition agreement with respect to a superior proposal that did not result from a breach of the merger agreement;

•	concurrently with the termination of the merger agreement Exelis, subject to complying with the terms of the merger agreement related to acquisition proposals, enters into an alternative acquisition agreement with respect to a superior proposal that did not result from a breach of the merger agreement; and

•	prior to or concurrently with such termination, Exelis pays to Harris the termination fee pursuant to the merger agreement; or

•	the conditions to closing related to each party’s obligation to effect the merger and Harris’ and Merger Sub’s obligations to effect the merger (other than those conditions that by their nature are to be first satisfied at the closing; provided that such conditions are capable of being satisfied as of the date of the termination of the merger agreement) are satisfied, Exelis has confirmed by written notice to Harris that all conditions to closing related to Exelis’ obligation to effect the merger are satisfied (other than those conditions that by their nature are to be first satisfied at the closing; provided that such conditions are capable of being satisfied as of the date of the termination of the merger agreement) or that it irrevocably waives any unsatisfied conditions to closing related to Exelis’ obligation to effect the merger and Harris and Merger Sub fail to complete the merger and the other transactions contemplated by the merger agreement within three business days after the delivery of such notice and Exelis stood ready, willing and able to consummate the merger and the other transactions contemplated by the merger agreement through the end of such 3-business day period.

Termination by Harris

Harris may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the board of directors of Harris if any one of the following events has occurred:

•	the board of directors of Exelis has made a change of recommendation; or

•	Exelis has materially breached the provisions of the merger agreement related to acquisition proposals; or

•	Exelis has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform would give rise to the failure of a condition set forth in the closing conditions provisions of the merger agreement and is not capable of being cured prior to the termination date or, if capable of being cured, has not been cured by Exelis by the 30th day after written notice thereof is given by Harris to Exelis.

Termination Fees (Page [—])

In the event that the merger agreement is terminated by (i) Harris pursuant to a change in recommendation by the Exelis board of directors or a material breach of the provisions related to acquisition proposals by Exelis or (ii) either Harris or Exelis on account of a failure to obtain the required Exelis shareholder vote at a time when Harris had the right to terminate the merger agreement pursuant to its termination rights in clause (i), then Exelis must promptly, but in no event later than two days after the date of such termination, pay to Harris the termination fee (as described below), payable by wire transfer of same day funds. In the event that the merger agreement is terminated by Exelis on account of Exelis’ entry into an alternative acquisition agreement with respect to a superior proposal that did not result from a breach of the merger agreement, then, prior to or concurrently with such termination, Exelis must pay to Harris the termination fee, payable by wire transfer of same day funds.

In the event that:

•	a bona fide acquisition proposal has been made to Exelis or any of its subsidiaries or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal (and such acquisition proposal has not been publicly withdrawn without qualification at least 15 business days prior to the date of termination if such termination is pursuant to the termination date or an uncured breach of representations, warranties or covenants by Exelis, and at least 10 business days prior to the date of the special meeting, if such termination is pursuant to the failure to obtain the requisite Exelis shareholder approval for the merger and merger agreement;

•	thereafter the merger agreement is terminated by either Harris or Exelis if the merger has not been completed by the termination date or the required shareholder approval of the merger agreement has not been obtained at the special meeting (other than such failure to obtain approval related to a breach of Exelis’ obligations regarding acquisition proposals and change of recommendation as provided in the merger agreement), or by Harris on account of an uncured breach by Exelis of its representations, warranties or covenants under the merger agreement; and

•	within 12 months after such termination Exelis or any of its subsidiaries has entered into an alternative acquisition agreement or has adopted or recommended to Exelis’ shareholders or otherwise not opposed an acquisition proposal, or an acquisition proposal has been completed, resulting in any person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) of Exelis or more than 50% of the total voting power of the equity securities of Exelis, then Exelis must pay the termination fee to Harris upon the earliest to occur of such events. If a termination resulting from Exelis’ entry into an alternative acquisition agreement occurs on or prior to March 7, 2015, Exelis must pay to Harris a non-refundable cash amount equal to $57,675,000, and if a termination due to any of the circumstances discussed above occurs after March 7, 2015, Exelis must pay to Harris a non-refundable cash amount equal to $138,420,000.

In the event the merger agreement is terminated by Exelis on account of Harris’ and Merger Sub’s failure to complete the merger when:

•	all conditions to closing have been satisfied (other than those conditions that by their nature are to be first satisfied at the closing; provided that such conditions are capable of being satisfied as of the date of the termination of the merger agreement);

•	Exelis has confirmed by written notice to Harris that all conditions to closing have been satisfied; and

•	Exelis has stood ready, willing and able to complete the merger for the three business day period after the delivery of such notice,

then Harris must promptly, but in no event later than two days after the date of such termination, pay to Exelis a non-refundable cash amount equal to $300,000,000, which is referred to as the reverse termination fee.

Accounting Treatment (Page [—])

Harris prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which is referred to as GAAP. The merger will be accounted for using the acquisition method of accounting. Harris will be treated as the acquiror for accounting purposes.

Material U.S. Federal Income Tax Consequences (Page [—])

Subject to the discussion in the paragraph immediately below, the receipt of the per share merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, if you are a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus), you will recognize gain or loss equal to the difference between (i) the sum of cash you receive and the fair market value (as of the effective time) of the Harris common stock you receive and (ii) your adjusted tax basis in the Exelis common stock you exchange pursuant to the merger. If you are a non-U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus), the merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States. We encourage you to seek tax advice regarding such matters.

As described under the section entitled “Material U.S. Federal Income Tax Consequences—U.S. Holders—Tax Consequences of the Merger”, as a result of certain restructuring transactions that Harris may undertake (a determination in respect of which has not been made), the merger, together with any such restructuring, may instead be treated as a reorganization within the meaning of Section 368(a) of the Code. The applicability of such treatment depends on whether the merger, together with the restructuring transactions (if undertaken by Harris), satisfies the “continuity of interest” requirement set forth in U.S. Treasury Regulations. Based on the per share merger consideration, Harris and Exelis intend to take the position that the “continuity of interest” requirement is not satisfied, but this determination depends in part on statutory, judicial and administrative authorities that are unclear. Accordingly, it is possible that the merger, together with the restructuring transactions (if undertaken by Harris), could be treated as a reorganization within the meaning of Section 368(a) of the Code. If the merger is so treated, and if you are a U.S. holder, you would generally recognize gain (but not loss) on the exchange of Exelis common stock for the per share merger consideration.

Because individual circumstances may differ, we recommend that you consult your own tax advisor to determine the particular tax effects of the merger to you.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Comparison of Shareholders’ and Stockholders’ Rights (Page [—])

The rights of Exelis shareholders are governed by Exelis’ articles of incorporation, which is referred to as the Exelis charter, by Exelis’ amended and restated bylaws, which is referred to as the Exelis bylaws, and by Indiana corporate law. Your rights as a stockholder of Harris will be governed by Harris’ amended and restated

certificate of incorporation, which is referred to as the Harris charter, by Harris’ amended and restated bylaws, which is referred to as the Harris bylaws, and by Delaware corporate law. Your rights under the Harris charter and the Harris bylaws will differ in some respects from your rights under the Exelis charter and the Exelis bylaws. For more detailed information regarding a comparison of your rights as a shareholder of Exelis and a stockholder of Harris, see the section entitled “Comparison of Shareholders’ and Stockholders’ Rights” beginning on page [—] of this proxy statement/prospectus.

Delisting and Deregistration of Exelis Common Stock (Page [—])

If the merger is completed, Exelis common stock will no longer be listed on the NYSE and will be deregistered under the Securities Exchange Act of 1934, which is referred to as the Exchange Act.

Litigation Related to the Merger (Page [—])

To date, two putative class action lawsuits, captioned McGill v. Hake et al., Case No. 1:15-cv-00217, and The George Leon Family Trust, et al. v. Exelis Inc., et al., Case No. 1:15-cv-00466, which are referred to collectively as the shareholder litigation, have been filed by purported Exelis shareholders in the United States District Court for the Southern District of Indiana against Exelis, the members of Exelis’ board of directors, Harris and Merger Sub in connection with the announcement of the merger. The parties subsequently stipulated to consolidation of the shareholder litigation. The operative complaint, so designated by plaintiffs, alleges, among other things, that the directors of Exelis have breached their fiduciary duties owed to shareholders by approving the proposed acquisition of Exelis by Harris, that Exelis, Harris and Merger Sub have aided and abetted the directors of Exelis in breaching their fiduciary duties, and that Exelis and its directors have made untrue statements of material fact and omitted material facts in the Registration Statement filed in connection with the merger, in violation of federal securities laws. Among other things, the shareholder litigation seeks to enjoin the merger. Exelis, Harris, Merger Sub, and their respective directors believe that the shareholder litigation and the underlying claims are without merit.

Risk Factors (Page [—])

In evaluating the merger agreement, the merger or the issuance of Harris common stock in the merger, you should carefully read this proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page [—] of this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF EXELIS

The following table presents selected historical consolidated financial data for Exelis as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010, which have been adjusted to reflect the spinoff of Vectrus, Inc., which is referred to as Vectrus, from Exelis and the related classification of its assets, liabilities, results of operations and cash flows as discontinued operations. The statement of operations data for the fiscal years ended December 31, 2014, 2013 and 2012 and the balance sheet data as of December 31, 2014 and 2013 have been obtained from Exelis’ audited consolidated financial statements included in Exelis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. The statement of operations data for the fiscal years ended December 31, 2011 and 2010 and the balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from Exelis’ audited consolidated financial statements (excluding Vectrus) for such years, which have not been incorporated into this document by reference.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Exelis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

	Year Ended December 31
(in millions, except per share data)	2014	2013	2012	2011	2010
Product and service revenue	$3,277	$3,341	$3,730	$4,054	$4,803
Operating income	$397	$328	$432	$430	$644
Income from continuing operations	$230	$178	$246	$264	$417
Cash dividends declared per common share	$0.41	$0.41	$0.41	$0.10	—
Basic income from continuing operations per common share (a)(b)	$1.22	$0.94	$1.31	$1.42	$2.24
Diluted income from continuing operations per common share (a)(b)	$1.19	$0.93	$1.30	$1.41	$2.23
Total assets	$4,878	$4,884	$5,212	$5,099	$4,295
Long-term debt	$649	$649	$649	$649	—

(a)	Net income for the year ended December 31, 2010 includes $139 of income from discontinued operations, net of taxes, related to Exelis’ sale of CAS, Inc., a component of Exelis’ Information and Technical Services segment.
(b)	On October 31, 2011, 184.6 shares of Exelis common stock were distributed to ITT Corporation’s shareholders in connection with Exelis’ spin-off from ITT Corporation. For comparative purposes, and to provide a more meaningful calculation of weighted average shares, Exelis has assumed this amount to be outstanding for each period presented prior to the ITT spin-off in Exelis’ calculation of basic weighted average shares. In addition, for Exelis’ dilutive weighted average share calculations, Exelis has assumed the dilutive securities outstanding at October 31, 2011 were also outstanding for each of the prior periods presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HARRIS

The following table presents selected historical consolidated financial data for Harris as of and for the fiscal years ended June 27, 2014, June 28, 2013, June 29, 2012, July 1, 2011 and July 2, 2010 and as of and for the two quarters ended January 2, 2015 and December 27, 2013. The statement of income data for the fiscal years ended June 27, 2014, June 28, 2013 and June 29, 2012 and the balance sheet data as of June 27, 2014 and June 28, 2013 have been derived from Harris’ audited consolidated financial statements included in Harris’ Annual Report on Form 10-K for the fiscal year ended June 27, 2014, which is incorporated by reference into this proxy statement/prospectus. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. The statement of income data for the fiscal years ended July 1, 2011 and July 2, 2010 and the balance sheet data as of June 29, 2012, July 1, 2011 and July 2, 2010 have been derived from Harris’ audited consolidated financial statements for such years, which have not been incorporated into this document by reference. The financial data as of January 2, 2015 and December 27, 2013, and for the two quarters ended January 2, 2015 and December 27, 2013, have been derived from Harris’ unaudited condensed consolidated financial statements included in Harris’ Quarterly Report on Form 10-Q for the two quarters ended January 2, 2015 and December 27, 2013, which is incorporated by reference into this proxy statement/prospectus. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein.

The information set forth below is not necessarily indicative of future results and should be read together with the other information contained in Harris’ Annual Report on Form 10-K for the fiscal year ended June 27, 2014 and Harris’ Quarterly Report on Form 10-Q for the two quarters ended January 2, 2015 and December 27, 2013, including the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes therein. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

	Two Quarters ended January 2,	Two Quarters ended December 27,	Fiscal Year Ended
(in millions, except per share data)	2015	2013	2014	2013 (1)	2012 (2)	2011 (3)	2010 (4)
Revenue from product sales and services	$2,361.7	$2,415.1	$5,012.0	$5,111.7	$5,451.3	$5,418.4	$4,725.0
Income from continuing operations	264.6	264.5	$539.2	$461.9	$555.9	$598.7	$581.0
Basic net income per common share attributable to Harris Corporation common shareholders	$2.52	$2.47	$5.05	$4.19	$4.83	$4.73	$4.46
Diluted net income per common share attributable to Harris Corporation common shareholders	$2.50	$2.45	$5.00	$4.16	$4.80	$4.69	$4.42
Cash dividends per share	$0.94	$0.84	$1.68	$1.48	$1.22	$1.00	$0.88
Total assets	$4,798.2	$4,884.1	$4,931.2	$4,858.4	$5,592.8	$6,172.8	$4,743.6
Long-term debt	$1,575.8	$1,577.1	$1,575.8	$1,577.1	$1,883.0	$1,887.2	$1,176.6

(1)	Results for fiscal 2013 included an $83.0 million after-tax ($.74 per diluted share) charge, net of government cost reimbursement, for Harris-wide restructuring and other actions, including prepayment of long-term debt, asset impairments, a write-off of capitalized software, facility consolidation, workforce reductions and other associated costs.
(2)	Results for fiscal 2012 included a $46.3 million after-tax ($.40 per diluted share) charge for integration and other costs in Harris’ Integrated Network Solutions segment associated with Harris’ acquisitions of CapRock Holdings, Inc. and its subsidiaries, including CapRock Communications, Inc., which is collectively referred to as CapRock, Schlumberger group’s Global Connectivity Services business, which is referred to as Schlumberger GCS, and Carefx Corporation, which is referred to as Carefx.

(3)	Results for fiscal 2011 included a $36.8 million after-tax ($.29 per diluted share) charge for integration and other costs in Harris’ Integrated Network Solutions segment associated with Harris’ acquisitions of CapRock, Schlumberger GCS, the terrestrial network infrastructure assets of the government business of Core180, Inc. and Carefx.
(4)	Results for fiscal 2010 included a $14.5 million after-tax ($.11 per diluted share) charge for integration and other costs in Harris’ RF Communications segment associated with Harris’ acquisition of substantially all of the assets of the Tyco Electronics wireless systems business.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the merger. Each share of Exelis common stock issued and outstanding immediately prior to the effective time will be canceled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, the per share merger consideration, which consists of (1) $16.625 in cash, without interest, and (2) 0.1025 shares of Harris common stock.

Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under a bridge facility. In connection with the merger, Harris entered into financing commitments for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $3.4 billion, which is referred to as the bridge facility, for the purpose of financing a portion of the cash consideration and other amounts payable under the terms of the merger agreement and paying fees and expenses associated with the merger. Harris subsequently entered into a new senior unsecured term loan facility in an aggregate principal amount of $1.3 billion, which is referred to as the term loan facility, and which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion. Harris anticipates that some or all of the remaining $2.1 billion of financing commitments for the bridge facility will be replaced by a combination of borrowings under a revolving credit facility and the issuance of debt securities by Harris.

The following unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with Financial Accounting Standards Board, which is referred to as FASB, Accounting Standard Codification, which is referred to as ASC, Topic 805, Business Combinations, which is referred to as ASC 805, with Harris treated as the legal and accounting acquirer. The historical consolidated financial information in the unaudited pro forma condensed combined financial statements has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of Harris and Exelis. Although Harris and Exelis have entered into the merger agreement, there is no guarantee that the merger will be completed. The unaudited pro forma condensed combined balance sheet as of January 2, 2015 is based on the individual historical consolidated balance sheets of Harris and Exelis, and has been prepared to reflect the merger as if it occurred on January 2, 2015, which was the end of Harris’ second fiscal quarter. The unaudited pro forma condensed combined statements of income for the two quarters ended January 2, 2015 and the year ended June 27, 2014 combine the historical results of operations of Harris and Exelis, and have been prepared to reflect the merger as if it occurred on June 29, 2013, the first day of Harris’ fiscal 2014.

Harris’ fiscal year ends on the Friday nearest June 30, and Exelis’ fiscal year ends on December 31. As a consequence of Harris’ and Exelis’ different fiscal years:

•	The unaudited pro forma condensed combined balance sheet as of January 2, 2015 combines Harris’ historical unaudited condensed consolidated balance sheet as of January 2, 2015, which was the end of Harris’ second fiscal quarter, and Exelis’ historical audited consolidated balance sheet as of December 31, 2014.

•	The unaudited pro forma condensed combined statement of income for the two quarters ended January 2, 2015 combines Harris’ historical unaudited results of operations for the two quarters ended January 2, 2015, which was the end of Harris’ second fiscal quarter, and Exelis’ historical unaudited results of operations for the two quarters ended December 31, 2014.

•	The unaudited pro forma condensed combined statement of income for the year ended June 27, 2014 combines Harris’ historical audited results of operations for the year ended June 27, 2014, which was the end of Harris’ fiscal year, and Exelis’ historical unaudited results of operations for the four quarters ended June 30, 2014.

On September 27, 2014, Exelis completed a previously announced spin-off of Vectrus (formerly referred to as Mission Systems), and Exelis began reporting Vectrus as discontinued operations beginning in the fourth quarter of its fiscal year ended December 31, 2014. Consequently, the unaudited pro forma condensed combined statements of income for the two quarters ended January 2, 2015 and the year ended June 27, 2014 reflect separately the historical results of operations for Exelis (as reported), Vectrus and Exelis (as adjusted to exclude Vectrus’ results of operations). The unaudited pro forma condensed combined balance sheet as of January 2, 2015 reflects the historical audited consolidated balance sheet of Exelis as of December 31, 2014, which excludes Vectrus.

The unaudited pro forma condensed combined statements of income do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies; and certain one-time charges Harris expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of Harris and Exelis.

The following unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to indicate the results that actually would have been obtained had the merger been completed on the assumed dates or for the periods presented, or which may be realized in the future. To prepare the unaudited pro forma condensed combined financial statements, Harris adjusted Exelis’ assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this proxy statement/prospectus, Harris has not completed the detailed valuation work necessary to finalize the required estimated fair values of the Exelis assets to be acquired and liabilities to be assumed and the related allocation of purchase price, nor has Harris identified all adjustments necessary to conform Exelis’ accounting policies to Harris’ accounting policies. A final determination of the fair value of Exelis’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Exelis that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date. Additionally, the value of the portion of the per share merger consideration to be paid in shares of Harris common stock will be determined based on the trading price of Harris common stock at the time of the completion of the merger. Consequently, the purchase price allocation included in the unaudited pro forma condensed combined financial statements is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. Further, the preliminary purchase price allocation has been made solely for the purpose of preparing the unaudited pro forma condensed combined financial statements. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, Harris’ historical experience, data that was available through the public domain and Harris’ due diligence review of Exelis’ business. Until the merger is completed, Harris and Exelis are limited in their ability to share information with each other. Upon completion of the merger, incremental valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of income until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial statements should be read in conjunction with:

•	The accompanying notes to the unaudited pro forma condensed combined financial statements;

•	Harris’ audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended June 27, 2014 and Harris’ Quarterly Report on Form 10-Q for the quarterly period ended January 2, 2015; and

•	Exelis’ audited consolidated financial statements and related notes thereto contained in its Annual Report on Form 10-K for the year ended December 31, 2014 and Exelis’ Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2013, March 31, 2014, June 30, 2014 and September 30, 2014.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of January 2, 2015

(In millions)

	Historical Harris	Historical Exelis	Pro Forma Adjustments	Note References	Pro Forma Combined
Assets
Current Assets
Cash and cash equivalents	$469	$510	$(3,306)	2a, 2b, 2c	$589
			(27)	2a
			(26)	2f
			2,969	3c
Receivables	582	824	(259)	3b	1,147
Inventories	650	225	259	3b	1,134
Income taxes receivable	22	—	—		22
Current deferred income taxes	116	56	—		172
Other current assets	107	47	7	3c	161

Total current assets	1,946	1,662	(383)		3,225
Non-current Assets
Property, plant and equipment	725	437	—		1,162
Goodwill	1,676	1,976	(1,976)	2g	6,171
			4,495	2k
Intangible assets	224	150	(150)	2g	1,914
			1,690	2h
Non-current deferred income taxes	69	566	209	2g	227
			(617)	2j
Other non-current assets	158	87	2	3c	244
			(3)	2g

Total non-current assets	2,852	3,216	3,650		9,718

	$4,798	$4,878	$3,267		$12,943

Liabilities and Equity
Current Liabilities
Short-term debt	$74	$—	$—		$74
Accounts payable	292	238	—		530
Compensation and benefits	151	170	—		321
Other accrued items	257	124	(6)	2g	375
Advance payments and unearned income	253	242	—		495
Current portion of long-term debt	1	—	—		1

Total current liabilities	1,028	774	(6)		1,796
Non-current Liabilities
Defined benefit plans	—	2,072	—		2,072
Non-current deferred income taxes	—	2	—		2
Long-term debt	1,576	649	39	2i	5,242
			3,000	3c
			(22)	3c
Long-term contract liability	77	—	—		77
Other long-term liabilities	306	134	(7)	2g	433

Total non-current liabilities	1,959	2,857	3,010		7,826
Equity
Shareholders’ Equity:
Preferred stock	—	—	—		—
Common stock	104	2	(2)	2e	123
			19	2d
Other capital	499	2,607	(2,607)	2e	2,009
			1,518	2d
			(8)	2a
Treasury stock	—	(128)	128	2e	—
Retained earnings	1,286	645	(645)	2e	1,267
			(19)	2a
Accumulated other comprehensive loss	(78)	(1,879)	1,879	2e	(78)

Total shareholders’ equity	1,811	1,247	263		3,321
Noncontrolling interests	—	—	—		—

Total equity	1,811	1,247	263		3,321

	$4,798	$4,878	$3,267		$12,943

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [—] of this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Two Quarters Ended January 2, 2015

(In millions, except per share amounts)

	Historical Harris	Historical Exelis (As Reported)	Vectrus	Exelis (As Adjusted to Exclude Vectrus)	Pro Forma Adjustments	Note References	Pro Forma Combined
	A	B	C	D=B+C	E		A+D+E
Revenue from product sales and services	$2,362	$2,001	$(288)	$1,713	$(2)	3a	$4,073

Cost of product sales and services	(1,570)	(1,520)	260	(1,260)	1	3a	(2,797)
					39	3g
					(7)	3d
Engineering, selling and administrative expenses	(383)	(204)	24	(180)	(35)	3b	(643)
					(5)	3b
					(46)	3d
					1	3b
					5	3g
Research and development expenses	—	(35)	—	(35)	35	3b	—
Restructuring charges	—	(5)	—	(5)	5	3b	—
Other income, net	—	1	—	1	(1)	3b	—
Interest income	1	—	—	—	—		1
Interest expense	(45)	(19)	—	(19)	(27)	3e	(88)
					(1)	3c
					4	3f

Income from continuing operations before income taxes	365	219	(4)	215	(34)		546
Income taxes	(100)	(83)	3	(80)	13	3i	(167)

Income from continuing operations	265	136	(1)	135	(21)		379
Noncontrolling interest, net of income taxes	—	—	—	—	—		—

Income from continuing operations attributable to Harris Corporation common shareholders	$265	$136	$(1)	$135	$(21)		$379

Income from continuing operations per basic common share attributable to Harris Corporation common shareholders	2.52			0.72			3.06

Income from continuing operations per diluted common share attributable to Harris Corporation common shareholders	2.50			0.70			3.03

Basic weighted average common shares outstanding	104.3						123.3
Diluted weighted average common shares outstanding	105.3						124.4

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [—] of this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Fiscal Year Ended June 27, 2014

(In millions, except per share amounts)

	Historical Harris	Historical Exelis (As Reported)	Vectrus	Exelis (As Adjusted to Exclude Vectrus)	Pro Forma Adjustments	Note References	Pro Forma Combined
	A	B	C	D=B+C	E		A+D+E
Revenue from product sales and services	$5,012	$4,542	$(1,261)	$3,281	$(6)	3a	$8,287

Cost of product sales and services	(3,310)	(3,551)	1,108	(2,443)	4	3a	(5,675)
					89	3g
					(15)	3d
Engineering, selling and administrative expenses	(820)	(445)	65	(380)	(51)	3b	(1,357)
					(28)	3b
					(90)	3d
					1	3b
					11	3g
Research and development expenses	—	(51)	—	(51)	51	3b	—
Restructuring and asset impairment charges	—	(28)	—	(28)	28	3b	—
Other income, net	—	1	—	1	(1)	3b	—
Non-operating income	4	—	—	—	—		4
Interest income	3	—	—	—	—		3
Interest expense	(94)	(37)	—	(37)	(46)	3e	(232)
					(64)	3c
					1	3h
					8	3f

Income from continuing operations before income taxes	795	431	(88)	343	(108)		1,030
Income taxes	(256)	(159)	28	(131)	41	3i	(346)

Income from continuing operations	539	272	(60)	212	(67)		684
Noncontrolling interests, net of income taxes	1	—	—	—	—		1

Income from continuing operations attributable to Harris Corporation common shareholders	$540	$272	$(60)	$212	$(67)		$685

Income from continuing operations per basic common share attributable to Harris Corporation common shareholders	5.05			1.12			5.43

Income from continuing operations per diluted common share attributable to Harris Corporation common shareholders	5.00			1.09			5.39

Basic weighted average common shares outstanding	106.1						125.2
Diluted weighted average common shares outstanding	107.3						126.3

See accompanying “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [—] of this proxy statement/prospectus.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

NOTE 1: Description of Transaction and Basis of Presentation

On February 5, 2015, Harris, Merger Sub (a wholly owned subsidiary of Harris) and Exelis entered into the merger agreement pursuant to which Merger Sub will be merged with and into Exelis, with Exelis surviving the merger as a wholly owned subsidiary of Harris. The accompanying unaudited pro forma condensed combined financial statements have been prepared to illustrate the effect of the merger. Each share of Exelis common stock issued and outstanding immediately prior to the effective time will be canceled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, the per share merger consideration, which consists of (1) $16.625 in cash, without interest, and (2) 0.1025 shares of Harris common stock. This consideration represented a value of $23.75 per share for Exelis common stock, or an enterprise value of approximately $4.75 billion, based on the closing price of Harris common stock as of February 5, 2015 of $69.49 per share and approximately 186 million shares of Exelis common stock outstanding as of February 5, 2015.

Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under a bridge facility. In connection with the merger, Harris entered into financing commitments for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $3.4 billion, which is referred to as the bridge facility, for the purpose of financing a portion of the cash consideration and other amounts payable under the terms of the merger agreement and paying fees and expenses associated with the merger. Harris subsequently entered into a new senior unsecured term loan facility in an aggregate principal amount of $1.3 billion, which is referred to as the term loan facility, and which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion. Harris anticipates that some or all of the remaining $2.1 billion of financing commitments for the bridge facility will be replaced by a combination of borrowings under a revolving credit facility and the issuance of debt securities by Harris.

The accompanying unaudited pro forma condensed combined financial statements give effect to the merger under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, with Harris treated as the legal and accounting acquirer. The historical consolidated financial information in the unaudited pro forma condensed combined financial statements has been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of income, expected to have a continuing impact on the combined results of Harris and Exelis. Although Harris and Exelis have entered into the merger agreement, there is no guarantee that the merger will be completed. The unaudited pro forma condensed combined balance sheet as of January 2, 2015 is based on the individual historical consolidated balance sheets of Harris and Exelis, and has been prepared to reflect the merger as if it occurred on January 2, 2015, which was the end of Harris’ second fiscal quarter. The unaudited pro forma condensed combined statements of income for the two quarters ended January 2, 2015 and the year ended June 27, 2014 combine the historical results of operations of Harris and Exelis, and have been prepared to reflect the merger as if it occurred on June 29, 2013, the first day of Harris’ fiscal 2014.

The unaudited pro forma condensed combined statements of income do not reflect future events that may occur after the merger, including, but not limited to, the anticipated realization of ongoing savings from operating synergies, and certain one-time charges Harris expects to incur in connection with the transaction, including, but not limited to, costs in connection with integrating the operations of Harris and Exelis. The unaudited pro forma condensed combined financial statements are for informational purposes only and do not purport to indicate the results that actually would have been obtained had the merger been completed on the assumed dates or for the periods presented, or which may be realized in the future.

To prepare the unaudited pro forma condensed combined financial statements, Harris adjusted Exelis’ assets and liabilities to their estimated fair values based on preliminary valuation work. As of the date of this proxy statement/prospectus, Harris has not completed the detailed valuation work necessary to finalize the required estimated fair values of the Exelis assets to be acquired and liabilities to be assumed and the related allocation of purchase price. A final determination of the fair value of Exelis’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Exelis that exist as of the date of completion of the merger and, therefore, cannot be made prior to that date.

Also, as of the date of this proxy statement/prospectus, Harris has not identified all adjustments necessary to conform Exelis’ accounting policies to Harris’ accounting policies. However, during preparation of the unaudited pro forma condensed combined financial statements, Harris has performed a preliminary analysis and is not aware of any material differences, and accordingly, the accompanying unaudited pro forma condensed combined financial statements assume no material differences in accounting policies between Harris and Exelis. Harris will conduct a final review of Exelis’ accounting policies as of the date of the completion of the merger in an effort to determine if differences in accounting policies require adjustment or reclassification of Exelis’ results of operations or reclassification of assets or liabilities to conform to Harris’ accounting policies and classifications. As a result of this review, management may identify differences that, when conformed, could have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

Additionally, the value of the portion of the per share merger consideration to be paid in shares of Harris common stock will be determined based on the trading price of Harris common stock at the time of completion of the merger. Consequently, the purchase price allocation included in the accompanying unaudited pro forma condensed combined financial statements is preliminary and is subject to further adjustments as additional information becomes available and as additional analyses are performed. A change of 10 percent in the price of Harris’ common stock from the closing price of Harris’ common stock as of April 6, 2015 of $80.71 per share would change the value of merger consideration to be paid by approximately $165 million.

NOTE 2: Preliminary Consideration Transferred and Preliminary Fair Value of Net Assets Acquired

The unaudited pro forma condensed combined balance sheet has been adjusted to reflect the estimated fair values of the Exelis’ identifiable assets acquired and liabilities assumed, and the excess of the consideration over these fair values is recorded to goodwill. The preliminary purchase price allocation was based on reviews of publicly disclosed allocations for other acquisitions in the industry, Harris’ historical experience, data that was available through the public domain and Harris’ due diligence review of Exelis’ business. Until the merger is completed, Harris and Exelis are limited in their ability to share information with each other. Upon completion of the merger, incremental valuation work will be performed and any increases or decreases in the fair value of relevant statement of financial position amounts will result in adjustments to the statement of financial position and/or statements of income until the purchase price allocation is finalized. The preliminary consideration transferred and preliminary fair value of Exelis’ assets acquired and liabilities assumed as if the merger occurred on January 2, 2015 is presented as follows:

(in millions)	Note	Amount
Calculation of estimated consideration to be transferred:
Cash consideration to be paid for Exelis outstanding common stock	a	$3,089
Cash consideration to be paid for Exelis outstanding stock options	b	152
Cash consideration to be paid for Exelis outstanding restricted stock units	c	65

Total cash consideration paid		3,306
Less cash acquired		(510)

Net cash consideration paid		$2,796

Fair value of Harris common stock to be issued for Exelis outstanding common stock	d	1,537

Total estimated consideration transferred		$4,333

(in millions)	Note	Amount
Recognized amounts of identifiable assets acquired and liabilities assumed:
Net book value of assets, excluding cash, acquired as of January 2, 2015	e	$737
Less transaction costs expected to be incurred by Exelis	f	(26)
Less elimination of pre-existing Exelis goodwill, intangible assets and certain non-current deferred income taxes, other non-current assets, other accrued items and other long-term liabilities	g	(1,907)

Adjusted net book value of assets acquired		(1,196)
Identifiable intangible assets at fair value	h	1,690
Increase long-term debt assumed to fair value	i	(39)
Deferred tax impact of fair value adjustments	j	(617)
Goodwill	k	4,495

Net assets acquired at fair value		$4,333

a.	Cash consideration to be paid for Exelis outstanding common stock is computed as follows (for information regarding the source of funding for this cash consideration, see Note 3c):

(in millions, except per share amounts)	Amount
Outstanding shares of Exelis common stock (as of February 5, 2015)	185.8
Cash consideration to be paid per Exelis share	$16.625

Cash consideration to be paid to Exelis shareholders	$3,089

Additional adjustments in the unaudited pro forma condensed combined balance sheet include $33 million ($27 million after-tax) in acquisition-related costs as a reduction in cash with a corresponding decrease to Retained Earnings ($19 million) and Other Capital ($8 million) reflecting the mix of cash and equity consideration to be paid.

b.	Each Exelis stock option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, will be canceled, and converted into the right of the option holder to receive an amount in cash, with respect to each share of Exelis common stock subject to such option, equal to the excess, if any, of the per share equity award consideration over the applicable per share exercise price for each such stock option, less any required withholding taxes. The amount shown represents the estimated cash to be paid based on approximately 10.7 million Exelis stock options outstanding as of February 5, 2015.
c.	For each Exelis RSU that is outstanding immediately prior to the effective time, other than any rollover RSU, any vesting conditions or restrictions applicable to such RSU will lapse, the RSU will be canceled and converted into the right of the holder to receive an amount in cash, without interest, for each share of Exelis common stock subject to such RSU, equal to the sum of (i) the per share equity award consideration plus (ii) any accrued per share dividend payments by Exelis in respect of such RSU, and less any required withholding taxes. The amount shown represents the estimated cash to be paid, without reduction for withholding taxes, based on approximately 2.6 million Exelis RSUs outstanding as of February 5, 2015.
d.	The fair value of Harris common stock to be issued for Exelis outstanding common stock is computed as follows:

(in millions, except per share amounts)	Amount
Outstanding shares of Exelis common stock (as of February 5, 2015)	185.8
Exchange ratio	0.1025

Shares of Harris common stock to be issued for Exelis outstanding common stock ($1.00 par value)	19.0
Price per share of Harris common stock as of April 6, 2015	$80.71

Fair value of Harris common stock to be issued for Exelis outstanding common stock	$1,537

e.	Reflects the historical book value of the net book value of assets, net of cash, as of December 31, 2014 acquired from Exelis. The unaudited pro forma condensed combined balance sheet reflects the elimination of Exelis’ historical common stock, additional paid-in capital, treasury stock, retained earnings and accumulated other comprehensive loss as part of purchase accounting.
f.	Represents estimated transaction costs to be incurred by Exelis, which will reduce net assets acquired.
g.	Reflects the elimination of certain previously recorded assets and liabilities by Exelis as part of purchase accounting. The historical book value as of December 31, 2014 is as follows:

(in millions)	Amount
Goodwill	$(1,976)
Intangible assets	(150)
Non-current deferred income taxes (deferred tax liabilities related to eliminated goodwill and intangible assets)	209
Other non-current assets (debt issuance costs)	(3)
Other accrued items (related to current portion of deferred rent)	6
Other long-term liabilities (related to non-current portion of deferred rent)	7

Net eliminations	$(1,907)

h.	Identifiable intangible assets expected to be acquired consist of the following:

(in millions)	Amount
Acquired customer relationships	$1,400
Acquired developed technology	160
Acquired trade names and trademarks	120
Acquired in-process research and development	10

Estimated fair value of identifiable intangible assets	$1,690

i.	The fair value of Exelis’ long-term debt was determined using prices in secondary markets for identical and similar securities obtained from external pricing sources.
j.	Represents estimated deferred tax liabilities associated with identifiable intangible assets expected to be acquired.
k.	Goodwill is calculated as the difference between the fair value of the consideration transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the above table reflects the estimated goodwill as if the acquisition of Exelis occurred on January 2, 2015.

NOTE 3: Pro Forma Adjustments

a.	Reflects the elimination of revenue from product sales and services and cost of product sales and services for sales between Harris and Exelis.

b.	Certain balances from the historical financial information of Exelis were reclassified to conform their presentation to that of Harris. These include:

1.	Unbilled costs on fixed-price contracts reclassified from Receivables to Inventories.

2.	Research and development expenses reclassified to Engineering, selling and administrative expenses of $35 million for the two quarters ended January 2, 2015 and $51 million for the year ended June 27, 2014.

3.	Restructuring and asset impairment charges reclassified to Engineering, selling and administrative expenses of $5 million for the two quarters ended January 2, 2015 and $28 million for the year ended June 27, 2014.

4.	Other income reclassified to Engineering, selling and administrative expenses of $1 million for each of the two quarters ended January 2, 2015 and the year ended June 27, 2014.

c.	Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of borrowings under the new term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under the bridge facility. In connection with the merger, Harris entered into financing commitments for a $3.4 billion bridge facility for the purpose of financing a portion of the cash consideration and other amounts payable under the terms of the merger agreement and paying fees and expenses associated with the merger. Harris subsequently entered into the new $1.3 billion term loan facility, which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion. Harris also has entered into an amendment to its revolving credit facility, among other things, to amend the financial maintenance covenant to increase the permitted ratio of consolidated total indebtedness to total capital from 0.600:1.00 to 0.675:1.00 for the nine-month period from and including the date that Harris acquires Exelis and to 0.650:1.00 for the term of the revolving credit facility that follows this nine-month period.

Harris has assumed, for purposes of the unaudited pro forma condensed combined financial statements, that it will borrow $1.7 billion under the bridge facility and $1.3 billion under the term loan facility. The unaudited pro forma condensed combined balance sheet as of January 2, 2015 has been adjusted to reflect the merger as if it occurred on January 2, 2015, and consequently, in connection with obtaining the committed debt financing on such date, approximately $31 million of financing costs were recorded in the unaudited pro forma condensed combined balance sheet ($7 million in Other Current Assets, $2 million in Other Non-current Assets and $22 million as a discount on Long-term Debt).

The unaudited pro forma condensed combined statements of income for the two quarters ended January 2, 2015 and the year ended June 27, 2014 have been adjusted to reflect the merger as if it occurred on June 29, 2013, the first day of Harris’ fiscal 2014. In connection with obtaining the committed debt financing on such date, approximately $69 million of financing costs were recognized over the life of the underlying debt. This amortization is recorded as interest expense and resulted in charges of approximately $1 million for the two quarters ended January 2, 2015 and approximately $64 million for the year ended June 27, 2014.

As noted above, Harris anticipates that some or all of the remaining $2.1 billion of financing commitments for the bridge facility will be replaced prior to funding by a combination of borrowings under a revolving credit facility and the issuance of debt securities. Further, at or shortly after completion of the merger, Harris expects to redeem the outstanding $250 million principal amount of Exelis’ existing 4.25% Notes due October 1, 2016 and $750 million of Harris’ existing notes (the outstanding $400 million principal amount of 5.95% Notes due December 1, 2017 and the outstanding $350 million principal amount of 6.375% Notes due June 15, 2019). Based on this anticipated debt financing and repayment of debt, Harris estimates that the financing costs would be reduced from $69 million to $35 million, and that the amortization, recorded as interest expense, would increase from approximately $1 million to approximately $3 million for the two quarters ended January 2, 2015, but would decrease from approximately $64 million to approximately $25 million for the year ended June 27, 2014.

d.	Reflects the net increase in amortization expense related to the fair value of acquired finite-lived identifiable intangible assets and the elimination of historical amortization expense recognized by Exelis for the two quarters ended January 2, 2015 and the year ended June 27, 2014. Assumptions and details are as follows:

(in millions)	Charged To	Weighted Average Useful Lives (Years)	Fair Value	Two Quarters Ended January 2, 2015	Year Ended June 27, 2014
Acquired intangible assets—Developed technology	(1)	11	$160	$7	$15

Acquired intangible assets—Other	(2)	13	$1,530	$58	$116
Less historical Exelis amortization	(2)			12	26

Net adjustment to amortization expense	(2)			$46	$90

(1)	Cost of product sales and services
(2)	Engineering, selling and administrative expenses

e.	Reflects an increase in interest expense related to new debt to finance a portion of the acquisition, as presented below:

	Two Quarters Ended	Fiscal Year Ended
(in millions)	January 2, 2015	June 27, 2014
Bridge loan interest expense	$19	$30
Term loans interest expense	8	16

Total	$27	$46

A 0.125 percent variance in the variable interest rate for the bridge facility would change interest expense for the two quarters ended January 2, 2015 and for the year ended June 27, 2014 by approximately $1.1 million and $2.1 million, respectively. A 0.125 percent variance in the variable interest rate for the term loans would change interest expense for the two quarters ended January 2, 2015 and for the year ended June 27, 2014 by approximately $0.7 million and $1.6 million, respectively.

As noted at Note 3c, Harris anticipates that some or all of the remaining $2.1 billion of financing commitments for the bridge facility will be replaced prior to funding by a combination of borrowings under a revolving credit facility and the issuance of debt securities. Further, based on the repayment of certain debt at or shortly after the completion of the merger, as described at Note 3c, Harris estimates that interest expense, exclusive of amortization of financing costs, would increase from $27 million to approximately $35 million for the two quarters ended January 2, 2015, and increase from $46 million to approximately $71 million for the year ended June 27, 2014. In connection with the repayment of this debt, Harris would incur “make-whole” redemption penalties based on market interest rates at the time of the debt repayment.

f.	Reflects amortization of the increase to Exelis’ long-term debt based on a preliminary $39 million fair value adjustment (see also Note 2i).

g.	Reflects the elimination of amortization of net actuarial losses from accumulated comprehensive loss related to Exelis’ post-retirement benefit plans due to the accumulated comprehensive loss being eliminated as part of purchase accounting.

h.	Reflects the elimination of amortization of debt issuance costs related to Exelis’ issuance of its two senior notes due to the debt issuance costs being eliminated as part of purchase accounting.

i.	Represents the tax effects of all pro forma adjustments above using Harris’ statutory rate of 35 percent for federal income taxes and approximately 3 percent for state income taxes.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following selected unaudited pro forma per share information for the year ended June 27, 2014 and the two quarters ended January 2, 2015, reflects the merger and related transactions as if they had occurred on June 29, 2013. The book value per share amounts in the table below reflect the merger as if it had occurred on June 27, 2014 or January 2, 2015. The information in the table is based on, and should be read together with, the historical financial information that Harris and Exelis have presented in their respective filings with the SEC. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the proposed merger had been completed as of the dates indicated or will be realized upon the completion of the proposed merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

Both Harris and Exelis declared and paid dividends during the periods presented. For more information on dividends of Harris and Exelis, see the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page [—] of this proxy statement/prospectus.

	Historical Harris	Exelis (As Adjusted to Exclude Vectrus)	Pro Forma Combined		Equivalent Basis Pro Forma Combined (1)
Income from continuing operations per basic common share attributable to common shareholders
Fiscal year ended June 27, 2014	$5.05	$1.12	$5.40		$0.55
Two quarters ended January 2, 2015	$2.52	$0.72	$3.06		$0.31
Income from continuing operations per diluted common share attributable to common shareholders
Fiscal year ended June 27, 2014	$5.00	$1.09	$5.35		$0.55
Two quarters ended January 2, 2015	$2.50	$0.70	$3.03		$0.31
Cash dividends per share
Fiscal year ended June 27, 2014	$1.68	$0.41	$1.68	(2)	$0.17
Two quarters ended January 2, 2015	$0.94	$0.21	$0.94	(2)	$0.10
Book value per share
As of June 27, 2014	$17.30	$9.20	$26.82		$2.75
As of January 2, 2015	$17.40	$6.72	$27.02		$2.77

(1)	The per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.1025.
(2)	Pro forma combined amounts are the same as Harris’ historical cash dividends per share since Harris is not expected to change its dividend policy as a result of the merger.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

Harris Market Price and Dividend Information

Harris common stock is listed on the NYSE under the symbol “HRS.” The following table sets forth the high and low prices per share for Harris common stock and the cash dividends declared for the periods indicated, each rounded to the nearest whole cent. Harris’ fiscal year ends on the Friday closest to June 30.

	High ($)	Low ($)	Dividend ($)
2012:
First Quarter	45.46	34.13	0.28
Second Quarter	39.92	32.68	0.28
Third Quarter	45.42	35.98	0.33
Fourth Quarter	45.79	38.33	0.33
2013:
First Quarter	51.68	39.02	0.37
Second Quarter	52.23	45.62	0.37
Third Quarter	50.53	43.70	0.37
Fourth Quarter	51.46	41.08	0.37
2014:
First Quarter	59.75	48.75	0.42
Second Quarter	70.73	57.21	0.42
Third Quarter	75.33	66.34	0.42
Fourth Quarter	79.32	68.63	0.42
2015:
First Quarter	76.50	66.85	0.47
Second Quarter	74.27	60.78	0.47
Third Quarter	79.52	66.15	0.47
Fourth Quarter (through April 6, 2015)	81.43	78.35	—

You should obtain current market quotations for shares of Harris common stock, as the market price of Harris common stock will fluctuate between the date of this proxy statement/prospectus and the date on which the merger is completed, and thereafter. You can obtain these quotations from publicly available sources.

Following the completion of the merger, the declaration of dividends will be at the discretion of Harris’ board of directors and will be determined after consideration of various factors, including earnings, cash requirements, the financial condition of Harris, the Delaware General Corporation Law, which is referred to as the DGCL, government regulations and other factors deemed relevant by Harris’ board of directors.

Exelis Market Price and Dividend Information

Exelis common stock is listed on the NYSE under the symbol “XLS.” The following table sets forth the high and low prices per share for Exelis common stock and the cash dividends declared for the periods indicated, each rounded to the nearest whole cent. Exelis’ fiscal year ends on December 31.

	High ($)	Low ($)	Dividend ($)
2012:
First Quarter	12.88	8.99	0.10
Second Quarter	12.32	9.25	0.10
Third Quarter	11.37	9.01	0.10
Fourth Quarter	11.94	10.29	0.10
2013:
First Quarter	11.74	10.08	0.10
Second Quarter	13.99	10.19	0.10
Third Quarter	16.15	13.55	0.10
Fourth Quarter	19.43	15.07	0.10

	High ($)	Low ($)	Dividend ($)
2014:
First Quarter	21.44	18.19	0.10
Second Quarter	19.44	15.91	0.10
Third Quarter	18.85	16.15	0.10
Fourth Quarter	18.22	15.30	0.10
2015:
First Quarter	24.49	16.59	0.10
Second Quarter (through April 6, 2015)	24.69	24.30	—

Exelis’ board of directors periodically reviews the Exelis dividend policy based upon Exelis’ financial results and cash flow projections. Decisions regarding whether or not to pay dividends and the amount of any dividends are determined after consideration of various factors, including earnings, cash requirements, the financial condition of Exelis, limitations under Exelis’ credit facility, the merger agreement, the IBCL, government regulations and other factors deemed relevant by Exelis’ board of directors.

Under the merger agreement, Exelis has agreed that, until the completion of the merger, it will not declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except for regular quarterly cash dividends in the calendar year 2015 in an amount per share not to exceed $0.1033 per quarter.

Comparison of Harris and Exelis Market Prices and Implied Value of Merger Consideration

The following table sets forth the closing sale price per share of Harris common stock and Exelis common stock as reported on the NYSE as of February 5, 2015, the last trading day prior to the public announcement of the merger, and on [—], 2015, the last practicable trading day before the filing of this proxy statement/prospectus with the SEC. The table also shows the estimated implied value of the per share consideration proposed for each share of Exelis common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Harris common stock on the relevant date by the exchange ratio of 0.1025 shares of Harris common stock for each share of Exelis common stock, and adding the cash portion of the merger consideration, which is $16.625.

	Harris Common Stock		Exelis Common Stock		Implied Per Share Value of Merger Consideration
February 5, 2015		$69.49		$17.71		$23.75
[—], 2015	$	[—]	$	[—]	$	[—]

The market prices of Harris common stock and Exelis common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to the completion of the merger. No assurance can be given concerning the market prices of Harris common stock or Exelis common stock before completion of the merger or Harris common stock after completion of the merger. The exchange ratio is fixed in the merger agreement, but the market price of Harris common stock (and therefore the value of the merger consideration) when received by Exelis shareholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to Exelis shareholders in determining whether to approve the merger agreement. Exelis shareholders are encouraged to obtain current market quotations for Harris common stock and Exelis common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page [—].

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and the documents to which Exelis and Harris refer you to in this registration statement, of which this proxy statement/prospectus forms a part, as well as oral statements made or to be made by Exelis and Harris, include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, which is referred to as the Safe Harbor Provisions with respect to the businesses, strategies and plans of Exelis and Harris, their expectations relating to the merger and their future financial condition and performance. Statements included in or incorporated by reference into this registration statement, of which this proxy statement/prospectus forms a part, that are not historical facts, including statements about the beliefs and expectations of the management of each of Exelis and Harris, are forward-looking statements. Harris and Exelis use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the Safe Harbor Provisions. Harris and Exelis caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the possibility that Exelis shareholders may not approve the merger agreement; the risk that the parties may not be able to obtain the necessary regulatory approvals or to satisfy any of the other conditions to the proposed transaction in a timely manner or at all; the risk that financing for the proposed transaction may not be obtained on anticipated terms or at all; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that Harris may fail to realize the benefits expected from the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Harris’ common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Harris and Exelis to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, including the U.S. Government; and the risks to their operating results and businesses generally. These factors also include, but are not limited to, risks and uncertainties detailed in Harris’ periodic public filings with the SEC, including those discussed in the sections entitled “Risk Factors” in Harris’ Annual Report on Form 10-K for the fiscal year ended June 27, 2014 and Harris’ Quarterly Reports on Form 10-Q for the quarterly periods ended January 2, 2015 and September 26, 2014 and in Exelis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014, factors contained or incorporated by reference into such documents and in subsequent filings by Harris and Exelis with the SEC, and the following factors:

•	the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the merger agreement, including a termination of the merger agreement under circumstances that could require Exelis to pay a termination fee to Harris or require Harris to pay a termination fee to Exelis;

•	uncertainties related to the timing of the receipt of required regulatory approvals for the merger and the possibility that Harris and Exelis may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	Harris’ stock price could change, before closing of the merger, including as a result of broader stock market movements;

•	the inability to complete the merger due to the failure to obtain the Exelis shareholders’ approval or the failure to satisfy other conditions to the closing of the merger;

•	the failure of the merger to close for any reason could negatively impact Exelis;

•	risks that the merger and the other transactions contemplated by the merger agreement disrupt current plans and operations;

•	the potential difficulties in retention of any members of senior management of Exelis and any other key employees that Harris desires to retain after the closing of the merger;

•	the outcome of any legal proceedings that have been or may be instituted against Exelis and/or others relating to the merger agreement;

•	diversion of the attention of Exelis and Harris management from ongoing business concerns;

•	the effect of the announcement of the merger on Exelis’ and Harris’ business relationships, employees, customers, suppliers, vendors, other partners, standing with regulators, operating results and businesses generally;

•	the amount of any costs, fees, expenses, impairments and charges related to the merger;

•	the potential dilution of Harris stockholders’ ownership percentage as a result of the merger;

•	the inability of Harris to obtain financing to pay the cash portion of the merger consideration; and

•	the potential dilution of Harris stockholders’ earnings per share as a result of the merger.

Consequently, all of the forward-looking statements Exelis or Harris make in this document are qualified by the information contained or incorporated by reference into this proxy statement/prospectus, including, but not limited to (i) the information contained under this heading and (ii) the information discussed under the sections entitled “Risk Factors” in Harris’ Annual Report on Form 10-K for the fiscal year ended June 27, 2014 and Harris’ Quarterly Reports on Form 10-Q for the quarterly periods ended January 2, 2015 and September 26, 2014 and in Exelis’ Annual Report on Form 10-K for the fiscal year ended December 31, 2014. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Neither Harris nor Exelis is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

RISK FACTORS

In deciding whether to vote for the approval of the merger agreement, we urge you to carefully consider all of the information included or incorporated by reference in this proxy statement/prospectus, which are listed in the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus. You should also read and consider the risks associated with each of the businesses of Harris and Exelis because these risks will also affect the combined company. The risks associated with the business of Harris can be found in the Harris Annual Report on Form 10-K for the fiscal year ended June 27, 2014, which is incorporated by reference in this proxy statement/prospectus. The risks associated with the business of Exelis can be found in the Exelis Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference in this proxy statement/prospectus. In addition, we urge you to carefully consider the following material risks relating to the merger, the business of Harris, the business of Exelis and the business of the combined company.

Risks Relating to the Merger

Because the exchange ratio is fixed and the market price of Harris common stock has fluctuated and will continue to fluctuate, you cannot be sure of the value of the merger consideration you will receive.

Upon completion of the merger, each share of Exelis common stock outstanding immediately prior to the merger, other than shares of Exelis common stock owned by Harris or its direct or indirect wholly owned subsidiaries or Exelis or its direct or indirect wholly owned subsidiaries (in each case not held on behalf of third parties), will be converted into the right to receive (i) an amount in cash equal to $16.625, without interest, and (ii) 0.1025 shares of Harris common stock. Because the exchange ratio is fixed, the value of the stock portion of the merger consideration will depend on the market price of Harris common stock at the time the merger is completed. The value of the stock portion of the merger consideration has fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Exelis special meeting, the date the merger is completed and thereafter. Accordingly, at the time of the Exelis special meeting, Exelis shareholders will not know or be able to determine the market value of the merger consideration they would receive upon completion of the merger. Stock price changes may result from a variety of factors, including, among others:

•	general market and economic conditions;

•	changes in Harris’ and Exelis’ respective businesses, operations and prospects;

•	market assessments of the likelihood that the merger will be completed;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of Harris’ and Exelis’ common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Exelis and Harris operate; and

•	the timing of the merger and regulatory considerations.

Many of these factors are beyond Harris’ and Exelis’ control. You are urged to obtain current market quotations for Harris common stock in determining whether to vote for the approval of the merger agreement. In addition, see the section entitled “Comparative Per Share Market Price and Dividend Information” beginning on page [—] of this proxy statement/prospectus.

The market price for shares of Harris common stock may be affected by factors different from, or in addition to, those affecting Exelis common stock, and the market value of shares of Harris common stock may decrease after the closing date of the merger.

The businesses of Harris and Exelis differ in some respects and, accordingly, the results of operations of the combined company and the market price of the shares of Harris’ common stock after the merger may be affected by factors different from those currently affecting the independent results of operations of each of Harris and Exelis. In addition, the market value of the shares of Harris common stock that Exelis shareholders receive in the merger could decrease following the closing date of the merger. For a discussion of the business of each of Harris and Exelis and some important factors to consider in connection with those businesses, please see the section entitled “The Parties to the Merger” beginning on page [—] of this proxy statement/prospectus and the documents and information included elsewhere in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus and listed under the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Sales of shares of Harris common stock before and after the completion of the transaction, and other market conditions or factors, may cause the market price of Harris common stock to fall.

As of February 3, 2015, Harris had approximately 104,111,821 shares of common stock outstanding and approximately 5,498,767 additional shares of Harris common stock issuable upon the vesting or exercise of stock options and other outstanding stock-based compensation awards. Harris currently expects that it will issue between 19,114,343 and 19,655,114 shares of Harris common stock in connection with the transaction. The issuance of these new shares of Harris common stock could have the effect of depressing the market price for Harris common stock, through dilution of earnings per share or otherwise.

In addition, many Exelis shareholders may decide not to hold the shares of Harris common stock they will receive in the merger. Other Exelis shareholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Harris common stock that they receive in the merger. Such sales of Harris common stock could have the effect of depressing the market price for Harris common stock and may take place promptly following the merger.

Also, future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration related costs and other factors such as the failure to realize some or all of the benefits anticipated in the merger. Any dilution of, or delay of any accretion to, Harris’ earnings per share could cause the price of shares of Harris common stock to decline or grow at a reduced rate.

Harris may not be able to obtain financing to pay the cash portion of the merger consideration.

In addition to the issuance of common stock, Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of replacement financing, such as borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under the bridge facility described in the section entitled “The Merger Agreement—Financing of the Merger” beginning on page [—] of this proxy statement/prospectus. The availability of any debt financing is subject to certain conditions precedent. Therefore, Harris cannot assure you that the financing pursuant to the bridge facility or such replacement financing described above will be available. There can be no assurance that Harris will be able to obtain financing on commercially reasonable terms, or at all.

The shares of Harris common stock to be received by Exelis shareholders as a result of the merger will have rights different from the shares of Exelis common stock.

Upon consummation of the merger, the rights of Exelis shareholders, who will become Harris stockholders, will be governed by the certificate of incorporation and bylaws of Harris, and by Delaware state law rather than Indiana state law. The rights associated with Exelis common stock are different from the rights associated with the Harris common stock. See the section entitled “Comparison of Shareholders’ and Stockholders’ Rights” beginning on page [—] of this proxy statement/prospectus for a discussion of these rights.

Harris stockholders’ ownership percentage after the merger will be diluted and the merger could result in dilution to Harris’ earnings per share.

In connection with the merger, Harris will issue to Exelis shareholders shares of Harris common stock. As a result of this stock issuance, Harris stockholders will own a smaller percentage of the combined company. It is estimated that, upon completion of the merger, Harris stockholders will own approximately 84.5% of the outstanding stock of the combined company and Exelis shareholders will own approximately 15.5% of the outstanding stock of the combined company. If the combined company is unable to realize the strategic and financial benefits currently anticipated to result from the merger, then Harris stockholders could experience dilution of their economic interest in Harris without receiving a commensurate benefit. The merger could also result in dilution to Harris’ earnings per share.

Exelis shareholders will have less influence, as a group, as stockholders of Harris than as shareholders of Exelis.

Immediately after completion of the merger, former Exelis shareholders, who collectively own 100% of Exelis, will own approximately [—]% of outstanding Harris common stock, based on the number of shares of Exelis common stock and the number of shares of Harris common stock outstanding as of [—], 2015, the latest practicable calculation date prior to the filing of this registration statement. Consequently, Exelis shareholders, as a group, will exercise less influence over the management and policies of Harris than they currently may have over the management and policies of Exelis.

Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.

The merger is subject to customary conditions to closing. These closing conditions include, among others, the receipt of required approval of the shareholders of Exelis, the receipt of certain governmental consents and approvals, the declaration by the SEC of the effectiveness of the registration statement on Form S-4 filed by Harris in respect of the shares of Harris common stock to be issued in the merger, of which this proxy statement/prospectus forms a part, and the approval of the listing on NYSE of the shares of Harris common stock to be issued in the merger. No assurance can be given that the required shareholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the consents and approvals. The closing of the merger is also dependent on the accuracy of representations and warranties made by the parties to the merger agreement (subject to customary materiality qualifiers and other customary exceptions) and the performance in all material respects by the parties of obligations imposed under the merger agreement. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [—] of this proxy statement/prospectus.

Regulatory approval could prevent, or substantially delay, consummation of the merger.

Under the provisions of the HSR Act, the merger may not be completed until the expiration of a statutory waiting period, or the early termination of that waiting period, following the parties’ filing of their respective notification and report forms. Further, the FCC must approve all applications from Exelis to transfer control of its licenses to Harris. On February 24, 2015, Exelis and Harris filed with the DOJ and the FTC the initial filing under the HSR Act with respect to the proposed merger. On March 20, 2015, Harris withdrew the initial filing, and on March 24, 2015, Harris re-filed the notification and report form with the DOJ and the FTC. Due to the re-filing, the waiting period under the HSR Act is currently scheduled to expire on April 23, 2015, unless otherwise extended or terminated. The DOJ or the FTC may effectively extend the statutory waiting period by requesting additional information regarding the merger and its potential effects on competition. The DOJ or the FTC could also seek to enjoin completion of the merger or impose conditions on its approval such as requiring the divestiture of assets, businesses or product lines of Exelis or Harris. The transfer of control applications were submitted to the FCC on February 25, 2015. As of April 7, 2015, the FCC has consented to all of the transfer of control applications.

If the statutory waiting period is extended the completion of the merger could be substantially delayed. The vote on the proposal to approve the merger agreement could therefore occur substantially in advance of obtaining regulatory approval. A delay could, among other things, increase the chance that: an event occurs that constitutes a material adverse effect with respect to Exelis and thereby may cause the failure of a Harris closing condition; other adverse effects with respect to Exelis could occur, such as the loss of key personnel, potentially affecting the success of the combined entities; or an event could occur that causes a failure of an Exelis closing condition or that adversely impacts the value of Harris common stock, and thus has a negative impact on the per share consideration.

Under the merger agreement, Harris and Exelis generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger, including the expiration or early termination of the waiting period under the HSR Act. However, Harris is not required under the merger agreement to accept or agree to limitations on its right to control or operate its business or assets (including the business or assets of Exelis and its subsidiaries after the effective time, with certain exceptions) or to agree to sell or otherwise dispose of, hold (through the establishment of a trust or otherwise) or divest itself of all or any portion of its business, assets or operations (including the business, assets or operations of Exelis and its subsidiaries after the effective time, with certain exceptions) in order to obtain such regulatory approvals.

Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Competition for qualified personnel can be intense.

Current and prospective employees of Harris and Exelis may experience uncertainty about their future role with Exelis and Harris until strategies with regard to these employees are announced or executed, which may impair Harris’ and Exelis’ ability to attract, retain and motivate key management, sales, marketing, technical and other personnel prior to and following the merger. Employee retention may be particularly challenging during the pendency of the merger, as employees of Harris and Exelis may experience uncertainty about their future roles with the combined company. If Exelis and Harris are unable to retain personnel, including Exelis’ key management, who are critical to the successful integration and future operations of the companies, Exelis and Harris could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the anticipated benefits of the merger.

In addition, pursuant to change-in-control provisions in Exelis’ severance plans, certain key employees of Exelis are entitled to receive severance payments upon a qualifying termination of employment. Certain key Exelis employees potentially could terminate their employment following specified circumstances set forth in the applicable severance plan, including certain changes in such key employees’ duties, title, reporting relationship, compensation or primary office location and collect severance. Such circumstances could occur in connection with the merger as a result of changes in roles and responsibilities. See the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] of this proxy statement/prospectus for a further discussion of some of these issues. If key employees of Harris or Exelis depart, the integration of the companies may be more difficult and the combined company’s business following the merger may be harmed. Furthermore, Harris may have to incur significant costs in identifying, hiring and retaining replacements for departing employees and may lose significant expertise and talent relating to the business of each of Harris or Exelis, and Harris’ ability to realize the anticipated benefits of the merger may be adversely affected. In addition, there could be disruptions to or distractions for the workforce and management associated with activities of labor unions or integrating employees into Harris. Accordingly, no assurance can be given that Harris will be able to attract or retain key employees of Harris and Exelis to the same extent that those companies have been able to attract or retain their own employees in the past.

Uncertainty regarding the merger may cause customers, suppliers or strategic partners to delay or defer decisions concerning Harris and Exelis and adversely affect each company’s ability to effectively manage their respective businesses.

The merger will happen only if stated conditions are met, including the approval of the merger proposal by Exelis’ shareholders, the receipt of regulatory approvals, and the absence of any material adverse effect in the business of Exelis. Many of the conditions are outside the control of Exelis and Harris, and both parties also have stated rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers, vendors, strategic partners or others that deal with Harris and Exelis to delay or defer entering into contracts with Harris and Exelis or making other decisions concerning Harris and Exelis or seek to change or cancel existing business relationships with Harris and Exelis, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Exelis and Harris, regardless of whether the merger is ultimately completed.

In addition, the merger agreement restricts Exelis, Harris and their respective subsidiaries from making certain acquisitions and taking other specified actions until the merger occurs without the consent of the other parties. These restrictions may prevent Harris and Exelis from pursuing attractive business opportunities that may arise prior to the completion of the merger. See the section entitled “The Merger Agreement—Conduct of Business Prior to Effective Time” beginning on page [—] of this proxy statement/prospectus for a description of the restrictive covenants to which each of Harris and Exelis is subject.

The fairness opinion obtained by Exelis from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the completion of the merger.

Exelis has not obtained, and will not obtain, an updated opinion regarding the fairness of the merger consideration as of the date of this proxy statement/prospectus or prior to the completion of the merger from J.P. Morgan Securities LLC, Exelis’ financial advisor, which is referred to as J.P. Morgan. J.P. Morgan’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to J.P. Morgan only as of the date of the merger agreement and does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed. Changes in the operations and prospects of Harris or Exelis, general economic, monetary, market and other conditions and other factors that may be beyond the control of Harris and Exelis, and on which the fairness opinion was based, may alter the value of Harris or Exelis or the prices of shares of Harris common stock or Exelis common stock by the time the merger is completed. The recommendation of the Exelis board that Exelis shareholders vote “FOR” the proposal to approve the merger agreement and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Exelis’ named executive officers in connection with the merger, however, are made as of the date of this proxy statement/prospectus. For a description of the opinion that Exelis received from its financial advisor, please see the section entitled “The Merger—Opinion of J.P. Morgan” beginning on page [—] of this proxy statement/prospectus.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Harris and Exelis, which could have an adverse effect on their respective businesses and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Harris and Exelis. Specifically:

•	current and prospective employees of Exelis will experience uncertainty about their future roles with the combined company, which might adversely affect Harris’ and Exelis’ ability to retain key managers and other employees; and

•	the attention of management of each of Harris and Exelis may be directed toward the completion of the merger.

In addition, Harris and Exelis have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, Harris and Exelis will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.

The merger agreement may be terminated in accordance with its terms and the merger may not be consummated.

Either Exelis or Harris may terminate the merger agreement under certain circumstances, including, among other reasons, if the merger is not completed by August 5, 2015 (which date may, under certain circumstances, be extended for three months). In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement, Exelis may be required to pay Harris a termination fee of either $138,420,000 or $57,675,000, including in the event Exelis terminates the merger agreement to enter into an agreement with respect to a superior proposal. In addition, if the merger agreement is terminated under certain circumstances specified in the merger agreement relating to the failure of Harris to obtain financing and provided certain other conditions are met, Harris may be required to pay Exelis a termination fee of $300,000,000. See the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [—] of this proxy statement/prospectus and the section entitled “The Merger Agreement—Termination Fee; Reverse Termination Fee” beginning on page [—] of this proxy statement/prospectus for a more complete discussion of the circumstances under which the merger agreement could be terminated and when a termination fee may be payable by Exelis or Harris.

The termination of the merger agreement could negatively impact Exelis.

If the merger is not completed for any reason, including as a result of Exelis shareholders failing to approve the merger agreement, the ongoing business of Exelis may be adversely affected and, without realizing any of the benefits of having completed the merger, Exelis would be subject to a number of risks, including the following:

•	Exelis may experience negative reactions from the financial markets, including negative impacts on its stock price;

•	Exelis may experience negative reactions from its customers, regulators and employees;

•	Exelis will be required to pay certain investment banking, legal, financing and accounting costs and associated fees and expenses relating to the merger, whether or not the merger is completed;

•	the merger agreement places certain restrictions on the conduct of Exelis’ business prior to completion of the merger and such restrictions, the waiver of which is subject to the consent of Harris (not to be unreasonably withheld, conditioned or delayed), may prevent Exelis from making certain acquisitions or taking certain other specified actions during the pendency of the merger (see the section entitled “The Merger Agreement—Conduct of Business Prior to the Effective Time” beginning on page [—] of this proxy statement/prospectus for a description of the restrictive covenants applicable to Exelis); and

•	matters relating to the merger (including integration planning) will require substantial commitments of time and resources by Exelis management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Exelis as an independent company.

If the merger agreement is terminated and the Exelis board seeks another merger or business combination, Exelis shareholders cannot be certain that Exelis will be able to find a party willing to offer equivalent or more attractive consideration than the per share merger consideration Harris has agreed to provide in the merger.

The directors and executive officers of Exelis have interests and arrangements that may be different from, or in addition to, those of Exelis shareholders generally.

When considering the recommendation of the Exelis board of directors with respect to the approval of the merger agreement, Exelis shareholders should be aware that the directors and executive officers of Exelis have interests in the merger that may be different from, or in addition to, their interests as Exelis shareholders and the interests of Exelis shareholders generally. These interests include, among others, vesting of equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements and the right to continued indemnification and insurance coverage by Harris for acts or omissions occurring prior to the merger.

As a result of these interests, the directors and executive officers may be more likely to support and to vote to approve the merger agreement than if they did not have these interests. Exelis shareholders should consider whether these interests may have influenced the directors and executive officers to support or recommend approval of the merger agreement. As of the close of business on [—], 2015, Exelis directors and executive officers were entitled to vote [—]% of the Exelis common stock outstanding on [—], 2015. For more information, see the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] of this proxy statement/prospectus and the section entitled “Proposal 2: Advisory Vote on Merger-Related Compensation for Exelis’ Named Executive Officers” beginning on page [—] of this proxy statement/prospectus.

An adverse judgment in a lawsuit challenging the merger may prevent the merger from becoming effective or from becoming effective within the expected timeframe.

Two lawsuits have been filed against Harris and Exelis challenging the merger, and one or more adverse rulings may prevent the merger from being completed. One of the conditions to the closing of the merger is that no order, injunction or decree or other legal restraint or prohibition that makes illegal, restrains, enjoins or otherwise prohibits consummation of the merger be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Exelis or Harris from completing the merger on the agreed-upon terms, then such injunction may prevent the merger from becoming effective or from becoming effective within the expected timeframe. See “The Merger—Litigation Related to the Merger” on page [—].

The merger agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with Exelis.

The merger agreement contains “no shop” provisions that restrict Exelis’ ability to, among other things (each as described under the section entitled “The Merger Agreement—No Solicitation of Acquisition Proposals” beginning on page [—] of this proxy statement/prospectus):

•	initiate, solicit, knowingly assist or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a proposal by a third party in respect of certain alternative transactions, each referred to as an acquisition proposal, including by way of furnishing any non-public information or data concerning Exelis or its subsidiaries or any assets owned (in whole or part) by Exelis or its subsidiaries to a third party in furtherance of an acquisition proposal or if it would reasonably be expected to lead to an acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement relating to, or that is intended to or would reasonably be expected to lead to, an acquisition proposal;

•	grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an acquisition proposal (unless taking such action is necessary for the Exelis board of directors to comply with their fiduciary duties); or

•	engage in, continue or otherwise participate in any discussions or negotiations regarding an acquisition proposal.

Furthermore, there are only limited exceptions to the requirement under the merger agreement that Exelis’ board of directors will not adversely withhold, withdraw, qualify or modify its recommendation regarding the approval of the merger agreement. Although Exelis’ board of directors is permitted to terminate the merger agreement in response to a superior proposal if it determines in good faith that a failure to do so would be inconsistent with its fiduciary duties, its doing so would entitle Harris to collect a termination fee from Exelis in the amount of $57,675,000, if the merger agreement is terminated on or before March 7, 2015, or $138,420,000, if the merger agreement is terminated thereafter. For more information, see the sections titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page [—] of this proxy statement/prospectus and “The Merger Agreement—Termination Fee; Reverse Termination Fee” beginning on page [—] of this proxy statement/prospectus.

These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that proposed to be paid in the merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee. There is also a risk that the requirement to pay the termination fee to Harris in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire Exelis than it might otherwise have proposed to pay.

Each of Harris and Exelis will incur significant transaction, merger-related and restructuring costs in connection with the merger.

Harris and Exelis have incurred and expect to incur a number of non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Exelis executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Harris and Exelis regardless of whether the merger is completed. Excluding expenses related to the amounts payable described in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—], Harris currently estimates the aggregate amount of these expenses to range between $155 million and $175 million, and Exelis currently estimates the aggregate amount of these expenses to equal $26.3 million.

The combined company also will incur restructuring and integration costs in connection with the merger. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either Harris or Exelis or the combined company. Although Harris and Exelis expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Harris and/or Exelis even if the merger is not completed. While both Harris and Exelis have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

The tax treatment of the merger to Exelis shareholders may be affected by certain restructuring transactions that Harris may undertake (a determination in respect of which has not been made).

For U.S. federal income tax purposes, the merger is intended to be treated as a sale by Exelis shareholders of Exelis common stock in exchange for the per share merger consideration, the receipt of which will be a taxable transaction to Exelis shareholders. However, as a result of certain restructuring transactions that Harris may undertake (a determination in respect of which has not been made), the merger, together with any such restructuring, may instead be treated as a reorganization within the meaning of Section 368(a) of the Code. The applicability of such treatment depends on whether, based on the value, as of the last business day before the date on which the merger agreement was executed, of the Harris common stock that you receive as part of the per share merger consideration, the merger, together with the restructuring transactions (if undertaken by Harris), satisfies the “continuity of interest” requirement set forth in U.S. Treasury Regulations. The date on which the merger agreement was executed is referred to as the signing date. Based on the per share merger consideration, Harris and Exelis intend to take the position that the “continuity of interest” requirement is not satisfied, but this determination depends in part on statutory, judicial and administrative authorities that are unclear. Accordingly, it is possible that the merger, together with the restructuring transactions (if undertaken by Harris), could be treated as a reorganization within the meaning of Section 368(a) of the Code. If the merger is so treated, and if you are a U.S. holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus), you would generally recognize gain (but not loss) on the exchange of Exelis common stock for the per share merger consideration.

We recommend that you consult your own tax advisor to determine the particular tax consequences to you if the merger, together with the restructuring transactions (if undertaken by Harris), is treated as a reorganization within the meaning of Section 368(a) of the Code.

You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page [—] of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the merger.

Risks Relating to the Combined Company

The failure to successfully combine the businesses of Harris and Exelis may adversely affect the combined company’s future results.

The success of the merger will depend, in part, on the ability of the combined company to realize anticipated benefits from combining the businesses of Harris and Exelis. To realize these anticipated benefits, the businesses of Harris and Exelis must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected.

The combined company may not be able to retain customers or suppliers or customers or suppliers may seek to modify contractual obligations with the combined company, which could have an adverse effect on the combined company’s business and operations.

As a result of the merger, the combined company may experience strain in relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or remain with or continue to have a relationship with the combined company on the same or similar contractual terms following the merger. If any of the customers or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, including as a result of bankruptcy of any such suppliers due to poor economic conditions, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.

The combined company is expected to undergo internal restructurings and reorganizations that may cause disruption or could have an adverse effect on the combined company’s business and operations.

The combined company is expected to undergo certain internal restructurings and reorganizations in order to realize certain of the potential synergies of the merger. There can be no assurance that such internal restructurings and reorganizations will be successful or properly implemented. If any of such internal restructurings or reorganizations are not successful or properly implemented, the combined company may fail to realize the potential synergies of the merger, which may harm the combined company’s business and results of operations or cause disruptions to the combined company’s operations, including disruption in the combined company’s supply chain.

The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.

The combined company may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Harris’ business and Exelis’ business following the merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.

Combining the businesses of Harris and Exelis may be more difficult, costly or time-consuming than expected and Harris may fail to realize the anticipated benefits of the merger, which may adversely affect Harris’ business results and negatively affect the value of Harris common stock following the merger.

The success of the merger will depend on, among other things, Harris’ ability to combine its business with that of Exelis in a manner that facilitates growth opportunities and realizes cost savings. Harris and Exelis have entered into the merger agreement because each believes that the merger will be in the best interests of its respective stockholders and shareholders and that combining the businesses of Harris and Exelis will produce benefits and cost savings.

However, Harris must successfully combine the businesses of Harris and Exelis in a manner that permits these benefits to be realized. In addition, Harris must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If Harris is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of Harris, which may adversely affect the value of Harris common stock after the completion of the merger.

In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Harris expects and may take longer to achieve than anticipated. If Harris is not able to adequately address integration challenges, Harris may be unable to successfully integrate Harris’ and Exelis’ operations or to realize the anticipated benefits of the integration of the two companies.

The failure to integrate successfully the business and operations of Exelis in the expected time frame may adversely affect Harris’ future results.

Harris and Exelis have operated and, until the completion of the merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Harris or Exelis employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses or in unexpected integration issues, higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. See the risk factors entitled “—Harris may be unable to retain Exelis personnel successfully after the merger is completed” below and “—Uncertainty regarding the merger may cause customers, suppliers or strategic partners to delay or defer decisions concerning Harris and Exelis and adversely affect each company’s ability to effectively manage their respective businesses” above.

Specifically, the following issues, among others, must be addressed in integrating the operations of Harris and Exelis in order to realize the anticipated benefits of the merger so the combined company performs as expected:

•	combining the companies’ operations and corporate functions;

•	combining the businesses of Harris and Exelis and meeting the capital requirements of the combined company, in a manner that permits Harris to achieve the cost savings or revenue synergies anticipated to result from the merger, the failure of which would result in the anticipated benefits of the merger not being realized in the time frame currently anticipated or at all;

•	integrating the companies’ technologies;

•	integrating and unifying the offerings and services available to customers;

•	identifying and eliminating redundant and underperforming functions and assets;

•	harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

•	maintaining existing agreements with customers, distributors, providers and vendors and avoiding delays in entering into new agreements with prospective customers, distributors, providers and vendors;

•	addressing possible differences in business backgrounds, corporate cultures and management philosophies;

•	consolidating the companies’ administrative and information technology infrastructure;

•	coordinating distribution and marketing efforts;

•	managing the movement of certain positions to different locations;

•	coordinating geographically dispersed organizations; and

•	effecting actions that may be required in connection with obtaining regulatory approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations, which may disrupt each company’s ongoing business and the business of the combined company.

The Exelis and Harris prospective financial information is inherently subject to uncertainties, the unaudited pro forma financial data for Harris included in this document is preliminary and Harris’ actual financial position and operations after the merger may differ materially from these estimates and the unaudited pro forma financial data included in this proxy statement/prospectus. Specifically, the unaudited pro forma combined financial data does not reflect the effect of any divestitures that may be required in connection with the merger.

The unaudited pro forma combined financial statements and unaudited pro forma per share data for Harris included in this proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what Harris’ actual financial position or results of operations would have been had the merger been completed on the dates indicated. Harris’ actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. Specifically, the unaudited pro forma combined financial information does not reflect the effect of any divestitures that may be required in connection with the merger. For more information, see the sections entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page [—] and “Comparative Historical and Unaudited Pro Forma Per Share Data” beginning on page [—] of this proxy statement/prospectus.

While presented with numeric specificity, the Exelis and Harris prospective financial information provided in this proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition and general business, defense industry, economic, market and financial conditions and additional matters specific to Exelis’ or Harris’ business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management. As a result, actual results may differ from the prospective financial information. Important factors that may affect actual results and cause these projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Exelis’ or Harris’ business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), defense industry performance, general business and economic conditions. For more information see the section titled “The Merger—Certain Exelis Financial Projections” beginning on page [—] of this proxy statement/prospectus.

Harris and Exelis will incur significant transaction and merger-related costs in connection with the merger.

Harris and Exelis have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs and expenses include fees paid to financial, legal and accounting advisors, facilities and systems consolidation costs, severance and other potential employment-related costs, including payments that may be made to certain Exelis executives, filing fees, printing expenses and other related charges. Some of these costs are payable by Harris and Exelis regardless of whether the merger is completed. There are also a large number of processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of the two companies’ businesses. While both Harris and Exelis have assumed that a certain level of expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond their control that could affect the total amount or the timing of the integration and implementation expenses.

There may also be additional unanticipated significant costs in connection with the merger that Harris may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits and additional income Harris expects to achieve from the merger. Although Harris expects that these benefits will offset the transaction expenses and implementation costs over time, this net benefit may not be achieved in the near term or at all.

If the merger is consummated, Harris will materially reduce its cash balances and incur a substantial amount of debt to finance the cash consideration and pay related fees and expenses in connection with the merger, which could, among other things, restrict its ability to engage in additional transactions or incur additional indebtedness.

To fund the cash consideration to be paid to Exelis shareholders and other amounts payable pursuant to the terms of the merger agreement and related fees and expenses, Harris expects to use a combination of cash and the proceeds of the new debt financings. Harris will need additional cash to pay fees and expenses, and is planning to redeem the outstanding $250 million principal amount of Exelis’ existing 4.25% Notes due October 1, 2016 and $750 million of Harris’ existing Notes (the outstanding $400 million principal amount of 5.95% Notes due December 1, 2017 and the outstanding $350 million principal amount of 6.375% Notes due June 15, 2019) at or shortly after completion of the merger. Following the completion of the merger, the combined company will have a significant amount of outstanding indebtedness. The consolidated indebtedness of Harris as of January 2, 2015 was approximately $1.7 billion. Harris’ pro forma indebtedness as of January 2, 2015, after giving effect to the merger, would be approximately $5.3 billion. This substantial level of indebtedness could have the effect, among other things, of reducing Harris’ flexibility to respond to changing business and economic conditions and increasing Harris’ interest expense, as well as making it more difficult to satisfy Harris’ debt obligations and to pursue certain business opportunities or strategic acquisitions.

The amount of cash required to pay interest on Harris’ increased indebtedness levels following completion of the merger and thus the demands on Harris’ cash resources will be greater than the amount of cash flows required to service the indebtedness of Harris prior to the transaction. The increased levels of indebtedness following completion of the merger could also reduce funds available for Harris’ investments in product development as well as capital expenditures, share repurchases, dividend payments and other activities and may create competitive disadvantages for Harris relative to other companies with lower debt levels. Harris’ funds on hand will be further constrained by issuing shares of Harris common stock, because of Harris’ annual dividend payments per share of Harris common stock, which, as of the date of this proxy statement/prospectus, equal $1.88 per share of Harris common stock.

In addition, the significant additional indebtedness Harris will incur in connection with the acquisition may result in a downgrade to Harris’ debt ratings, and there are no assurances that Harris’ debt ratings will not be downgraded further in the future. Harris’ debt ratings impact the cost and availability of future borrowings and, accordingly, Harris’ cost of capital. Harris’ ratings reflect each rating organization’s opinion of Harris’ financial strength, operating performance and ability to meet Harris’ debt obligations. If Harris’ debt ratings are lowered below investment grade, Harris may not be able to issue short-term commercial paper, but may instead need to borrow under its credit facility or pursue other options. In addition, if Harris’ debt ratings are lowered to below investment grade, Harris may also be required to provide collateral to support a portion of its outstanding performance bonds.

A downgrade may negatively impact Harris’ ability to successfully compete in the marketplace and may negatively impact the willingness of counterparties to deal with Harris, either of which could adversely affect the business, financial condition and results of operations of the combined company and the market value of Harris common stock. In addition, the trading market for Harris common stock depends in part on the research and reports that third-party securities analysts publish about Harris and its industry. In connection with the consummation of the merger and the other transactions contemplated by the merger agreement, one or more of these analysts could downgrade Harris common stock or issue other negative commentary about Harris or its industry, which could cause the trading price of Harris common stock to decline.

In connection with executing Harris’ business strategies following the merger, Harris expects to continue to evaluate the possibility of acquiring additional assets and making further strategic investments, and Harris may elect to finance these endeavors by incurring additional indebtedness. Moreover, to respond to competitive challenges, Harris may be required to raise substantial additional capital to finance new product or service offerings. Harris’ ability to arrange additional financing will depend on, among other factors, Harris’ and, following the merger, the combined company’s financial position and performance, as well as prevailing market conditions and other factors beyond Harris’ control. Harris cannot assure you that it will be able to obtain additional financing on terms acceptable to Harris or at all. If Harris is able to obtain additional financing, Harris’ credit ratings could be further adversely affected, which could further raise Harris’ borrowing costs and further limit its future access to capital and its ability to satisfy its obligations under its indebtedness.

The revenue of the combined company depend on Harris’ and Exelis’ ability to maintain levels of government business. The loss of contracts with domestic and non-U.S. government agencies could adversely affect the combined company’s revenue.

Both Harris and Exelis derive the substantial majority of their revenues from contracts or subcontracts with various U.S. government agencies, including the U.S. Department of Defense. A significant reduction in the purchase of Harris’ or Exelis’ products by these agencies could have a material adverse effect on the businesses of Harris following the merger. For the fiscal years ended June 27, 2014, June 28, 2013 and June 29, 2012, approximately 67%, 67% and 70%, respectively, of Harris’ revenues were derived directly or indirectly from contracts with the U.S. government and its agencies. Additionally, for the fiscal years ended December 31, 2014, 2013 and 2012, approximately 78%, 85% and 85%, respectively, of Exelis’ revenues were derived directly or indirectly from contracts with the U.S. government and its agencies. Therefore, the development of the combined company’s business in the future will depend upon the continued willingness of the U.S. government and its prime contractors to commit substantial resources to government programs and, in particular, upon the continued purchase of the combined company’s products and other products which incorporate the combined company’s products, by the U.S. government. In particular, the current funding demands on the U.S. government combined with recent cuts to the U.S. defense budget may lead to sustained lower levels of government defense spending.

The risk that governmental purchases of the combined company’s products may decline stems from the nature of the combined company’s business with the U.S. government, in which the U.S. government may:

•	terminate contracts at its convenience;

•	terminate, reduce or modify contracts or subcontracts if its requirements or budgetary constraints change;

•	cancel multi-year contracts and related orders if funds become unavailable;

•	shift its spending priorities;

•	adjust contract costs and fees on the basis of audits done by its agencies; and

•	inquire about and investigate business practices and audit compliance with applicable rules and regulations.

In addition, Harris and Exelis are subject to the following risks in connection with government contracts:

•	the frequent need to bid on programs prior to completing the necessary design, which may result in unforeseen technological difficulties and/or cost overruns;

•	the difficulty in forecasting long-term costs and schedules and the potential obsolescence of products related to long-term fixed-price contracts;

•	the risk of fluctuations or a decline in government expenditures due to any changes in the U.S. defense budget or appropriation of funds;

•	when Harris or Exelis acts as a subcontractor, the failure or inability of the primary contractor to perform its prime contract may result in an inability to obtain payment of fees and contract costs;

•	restriction or potential prohibition on the export of products based on licensing requirements; and

•	government contract wins can be contested by other contractors.

Third parties may terminate or alter existing contracts or relationships with Exelis or Harris.

Exelis has contracts with customers, suppliers, vendors, landlords, licensors and other business partners which may require Exelis to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, Exelis may suffer a loss of potential future revenue and may lose rights that are material to its business and the business of the combined company. In addition, third parties with whom Exelis or Harris currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit Harris’ ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

Harris may be unable to retain Exelis personnel successfully after the merger is completed.

The success of the merger will depend in part on Harris’ ability to retain the talents and dedication of the professionals currently employed by Exelis. It is possible that these employees may decide not to remain with Exelis while the merger is pending or with the combined company after the merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Exelis to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Harris and Exelis may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

Harris cannot assure you that it will be able to continue paying dividends at its current rates, and may change its practices with respect to share repurchases.

Harris currently expects to continue paying dividends to its stockholders following the merger. However, you should be aware that Harris stockholders may not receive the same amount of dividends following the merger. In addition, Harris has stated that it plans to curtail its share repurchase programs for at least one year, and such determination may change at any time, in Harris’ sole discretion. Reasons for these practices may include any of the following factors:

•	Harris may not have enough cash to pay such dividends due to the increased number of outstanding shares of Harris common stock after the closing;

•	Harris may not have enough cash to pay such dividends or to repurchase such shares due to changes in Harris’ cash requirements, capital spending plans, cash flow or financial position;

•	decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Harris board, which reserves the right to change Harris’ dividend and share repurchase practices at any time and for any reason;

•	Harris’ desire to maintain or improve the credit ratings on its debt;

•	the amount of dividends that Harris may distribute to its stockholders is subject to restrictions under Delaware law and is limited by restricted payment and leverage covenants in Harris’ credit facilities and, potentially, the terms of any future indebtedness that Harris may incur; and

•	certain limitations on the amount of dividends Harris subsidiaries can distribute to Harris, as imposed by state law, regulators or agreements.

Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.

Exelis could be subject to tax liabilities if the merger or subsequent transactions were to cause the spin-off of Exelis from ITT Corporation (which is referred to as ITT, and which spin-off is referred to as the 2011 Distribution) or the spin-off of Vectrus, Inc. (which is referred to as Vectrus) from Exelis (which spin-off is referred to as the 2014 Distribution) to fail to qualify for the expected tax treatment.

In connection with the 2011 Distribution, ITT received a private letter ruling from the Internal Revenue Service, which is referred to as the IRS, to the effect that, among other things, the 2011 Distribution, together with certain related transactions, will be tax-free to ITT and ITT’s shareholders under Sections 355 and 368(a)(1)(D) of the Code, and an opinion of tax counsel as to the satisfaction of certain requirements necessary for the 2011 Distribution, together with certain related transactions, to receive tax-free treatment under Sections 355 and 368(a)(1)(D) of the Code upon which the IRS will not rule. In connection with the 2014 Distribution, Exelis received an opinion of tax counsel to the effect that 2014 Distribution will qualify as a tax-free distribution under Section 355 of the Code. Such treatment of the 2011 Distribution and the 2014 Distribution (each of which is referred to as a Prior Distribution) as described in the immediately preceding two sentences is referred to as the Expected Treatment. Although a private letter ruling generally is binding on the IRS, ITT would not be able to rely on the private letter ruling if the factual representations or assumptions made in the private letter ruling and related submissions are untrue or incomplete in any material respect, or any material forward-looking covenants or undertakings are not complied with. Additionally, the opinion of tax counsel is not binding on the IRS or the courts, and there can be no assurance that the IRS or the courts will not challenge the conclusions stated in the opinion or that any such challenge would not prevail.

Events subsequent to a Prior Distribution could cause such distribution (or certain related transactions) to fail to qualify for their Expected Treatment. Although it is not expected that the merger will cause any of the Prior Distributions (or certain related transactions) to fail to qualify for their Expected Treatment, such an expectation is based in part on a factual determination of the circumstances related to the Prior Distributions (and certain related transactions) and the merger. This determination is not binding on the IRS or the courts, and they could have a different (and potentially adverse) determination or opinion of the facts and circumstances. Accordingly, there can be no assurance that the IRS will not assert a contrary position or that any such assertion would not prevail. Under the tax matters agreements entered into by ITT, Exelis and Xylem Inc. in connection with the 2011 Distribution, and by Exelis and Vectrus in connection with the 2014 Distribution, Exelis is liable for, and must indemnify ITT, Vectrus and their affiliates, as applicable, against any taxes (and any related amounts or losses) imposed or incurred as a result of the applicable Prior Distribution (or certain related transactions) failing to qualify for the Expected Treatment, to the extent that such taxes (and any related amounts or losses) are caused by Exelis. Exelis could be subject to substantial liabilities in the event that any of the Prior Distributions (or certain related transactions) fail to qualify for their Expected Treatment.

Risks Relating to Harris’ Business

You should read and consider the risk factors specific to Harris’ business that will also affect the combined company after the merger. These risks are described in the sections entitled “Risk Factors” in Harris’ Annual Report on Form 10-K for the fiscal year ended June 27, 2014, Harris’ Quarterly Reports on Form 10-Q for the quarterly periods ended January 2, 2015 and September 26, 2014, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Relating to Exelis’ Business

The risks associated with the business of Exelis can be found in the Exelis Annual Report on Form 10-K for the fiscal year ended December 31, 2014, which is incorporated by reference in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for the location of information incorporated by reference into this proxy statement/prospectus.

RECENT DEVELOPMENTS

Harris, Merger Sub, Exelis and the members of Exelis’ board of directors have been named as defendants in two lawsuits involving the merger and other transactions contemplated by the merger agreement. The material facts surrounding these lawsuits are discussed in the section entitled “The Merger—Litigation related to the Merger” beginning on page [—].

THE SPECIAL MEETING

This proxy statement/prospectus is being mailed on or about [—], 2015, to holders of record of Exelis common stock as of the close of business on [—] and constitutes notice of the special meeting in conformity with the requirements of the IBCL. It is accompanied by a proxy furnished in connection with the solicitation of proxies by the Exelis board of directors for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held at Exelis Inc., 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102, on [—], 2015, beginning at [—], unless postponed to a later date.

Matters to be Considered at the Special Meeting

The purposes of the special meeting are as follows, each as further described in this proxy statement/prospectus:

•	to consider and vote on a proposal to approve the merger agreement;

•	to consider and vote on a proposal to approve, on an advisory (non-binding) basis, the executive officer compensation that will or may be paid to Exelis’ named executive officers in connection with the merger, which is referred to as the merger-related named executive officer compensation proposal; and

•	to consider and vote on a proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders.

Exelis does not expect that any matter other than the proposals listed above will be brought before the special meeting. If, however, other matters are properly brought before the special meeting, or any adjournment or postponement of the special meeting, the persons named as proxies will vote in accordance with their judgment.

Record Date for the Special Meeting and Voting Rights

Exelis’ board of directors has fixed the close of business on [—], 2015 as the record date to determine who is entitled to receive notice of and to vote at the special meeting or any adjournments or postponements thereof. As of the close of business on the record date, there were [—] shares of Exelis common stock issued and outstanding, each entitled to vote at the special meeting. Shareholders will have one vote for any matter properly brought before the special meeting for each share of Exelis common stock they owned at the close of business on the record date. Only shareholders of record at the close of business on the record date are entitled to receive notice of and to vote at the special meeting and any and all adjournments or postponements thereof.

Quorum; Required Votes; Abstentions and Broker Non-Votes

A quorum of shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of the holders of a majority of the issued and outstanding shares of Exelis common stock entitled to vote at the special meeting is necessary to constitute a quorum. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists. A broker non-vote occurs when a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner. If you hold shares of Exelis common stock in “street name” and you provide your bank, brokerage firm or other nominee with instructions as to how to vote your shares or obtain a legal proxy from such bank, brokerage firm or other nominee to vote your shares in person at the special meeting, then your shares will be counted as part of the quorum. If a quorum is not present, the special meeting will be postponed until the holders of the number of shares of Exelis common stock required to constitute a quorum attend.

If you submit a properly executed proxy card, even if you abstain from voting or vote against the approval of the merger agreement, your shares of Exelis common stock will be counted for purposes of calculating whether a quorum is present at the special meeting. Executed but unvoted proxies will be voted in accordance with the recommendations of the Exelis board of directors. If additional votes must be solicited to approve the merger agreement, it is expected that the meeting will be adjourned to solicit additional proxies.

Approval of the merger agreement requires the affirmative vote of a majority of the shares of Exelis common stock outstanding as of the record date and entitled to vote. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement. If a quorum is not present at the special meeting, the special meeting will be adjourned. If there are not sufficient votes at the time of the special meeting to approve the merger agreement, Exelis’ shareholders will be asked to consider and vote upon a proposal to adjourn the special meeting to solicit additional proxies. If a quorum is present, adjournment of the special meeting requires the affirmative vote of the holders of a majority of the shares of Exelis common stock present, in person or by proxy, and entitled to vote on the proposal. In addition, if a quorum is present, approval of the merger-related named executive officer compensation proposal will occur if more votes are cast in favor of the proposal than are cast against it. Abstentions and broker non-votes will not be counted for purposes of, and will have no effect on, determining approval of the merger-related named executive officer compensation. For purposes of a proposal to adjourn the special meeting, abstention from voting will have the same effect as a vote “AGAINST” the proposal to adjourn. Broker non-votes will not be counted for purposes of, and will have no effect on, the proposal to adjourn.

If you have any questions about how to vote or direct a vote in respect of your shares of Exelis common stock, you may contact our proxy solicitor at:

D.F. King & Co., Inc.

Mail:	48 Wall Street, 22nd Floor, New York, NY 10038

Phone:	Toll-Free (800) 487-4870 Collect (212) 269-5550
Email:	exelis@dfking.com

Methods of Voting

Registered shareholders, whether holding shares directly as shareholder of record or beneficially in “street name,” may vote (i) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card; (ii) by telephone (from the United States, Puerto Rico and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (iii) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, brokerage firm or other nominee, follow the instructions you receive from your bank, brokerage firm or other nominee on how to vote your shares. Registered shareholders who attend the special meeting may vote their shares personally even if they previously have voted their shares.

Voting in Person

Shares held directly in your name as shareholder of record may be voted in person at the special meeting. If you choose to vote your shares in person at the special meeting, please bring your enclosed proxy card and proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

Shares held in “street name” may be voted in person by you only if you obtain a signed legal proxy from your bank, brokerage firm or other nominee giving you the right to vote the shares.

Voting by Proxy

Whether you hold your shares directly as the shareholder of record or beneficially in “street name,” you may direct your vote by proxy without attending the special meeting. You can vote by proxy over the Internet, or by telephone or by mail by following the instructions provided in the enclosed proxy card.

Revocability of Proxies

Any shareholder giving a proxy has the right to revoke it before the proxy is voted at the special meeting by any of the following actions: (a) subsequently submitting a new proxy (including by Internet or telephone) that is received by the deadline specified on the accompanying proxy card; (b) giving written notice of your revocation to the Exelis Corporate Secretary; or (c) voting in person at the special meeting. Execution or revocation of a proxy will not in any way affect the shareholder’s right to attend the special meeting and vote in person. Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows: Exelis Inc., Attn: Corporate Secretary, 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102.

Proxy Solicitation Costs

The enclosed proxy card is being solicited on behalf of Exelis’ board of directors. In addition to solicitation by mail, Exelis’ directors, officers and employees may solicit proxies in person, by telephone or by electronic means. These persons will not be specifically compensated for doing this.

Exelis has retained D.F. King to assist in the solicitation process. Exelis will pay D.F. King a fee of approximately $25,000. Exelis also has agreed to indemnify D.F. King against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Exelis will ask banks, brokers and other custodians, nominees and fiduciaries to forward the proxy solicitation materials to the beneficial owners of shares of Exelis common stock held of record by such nominee holders. Exelis will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.

Exchange Procedures

All shares of Exelis common stock are held in book-entry form. Exelis shareholders are not required to take any action to exchange their shares of Exelis common stock for shares of Harris common stock. After the completion of the merger, shares of Exelis common stock held in book-entry form will automatically be exchanged for shares of Harris common stock in book-entry form and cash to be paid in lieu of any fractional share of Harris common stock. See “The Merger Agreement—Exchange of Shares—Exchange Procedures” beginning on page [—].

Householding

Some brokers, banks and other nominees may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this proxy statement/prospectus may have been sent to multiple shareholders in your household. Exelis will promptly deliver a separate copy of either or both documents to you if you write or call Exelis at the following email address or phone number: D.F. King at exelis@dfking.com (email), (800) 487-4870 (toll-free) or (212)  269-5550 (collect).

Vote of Exelis’ Directors and Executive Officers

As of the record date, Exelis directors and executive officers, and their affiliates, as a group, owned and were entitled to vote [—] shares of Exelis common stock, or approximately [—]% of the total outstanding shares of

Exelis common stock. Although none of them has entered into any agreement obligating them to do so, Exelis currently expects that all of its directors and executive officers will vote their shares “FOR” the proposal to approve the merger agreement, “FOR” the proposal to adjourn the special meeting, if necessary, and “FOR” the proposal to approve, by non-binding, advisory vote, certain compensation arrangements for Exelis’ named executive officers in connection with the merger.

Attending the Exelis Special Meeting

You are entitled to attend the Exelis special meeting only if you are a shareholder of record of Exelis at the close of business on [—], 2015 or you hold your shares of Exelis beneficially in the name of a broker, bank or other nominee as of the record date, or you hold a valid proxy for the Exelis special meeting.

If you are a shareholder of record of Exelis at the close of business on [—], 2015 and wish to attend the Exelis special meeting, please so indicate on the appropriate proxy card or as prompted by the Internet or telephone voting system. Your name will be verified against the list of shareholders of record prior to your being admitted to the Exelis special meeting.

If a broker, bank or other nominee is the record owner of your shares of Exelis common stock, you will need to have proof that you are the beneficial owner as of the record date to be admitted to the Exelis special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Exelis special meeting.

Results of the Exelis Special Meeting

The preliminary voting results will be announced at the Exelis special meeting. In addition, within four business days following the Exelis special meeting, Exelis intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business-day period, Exelis will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.

Recommendation of the Exelis Board of Directors

The Exelis board of directors recommends that shareholders vote:

1.	“FOR” the proposal to approve the merger agreement (Proposal 1);

2.	“FOR” the proposal to approve, on a non-binding, advisory basis, the compensation that may be paid or become payable to Exelis’ named executive officers that is based on or otherwise relates to the merger (Proposal 2); and

3.	“FOR” the proposal to approve the adjournment of the Exelis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Exelis special meeting or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders (Proposal 3).

EXELIS SHAREHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, EXELIS SHAREHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

PROPOSAL 1: APPROVAL OF THE MERGER AGREEMENT

This proxy statement/prospectus is being furnished to you as a shareholder of Exelis as part of the solicitation of proxies by the Exelis board of directors for use at the special meeting to consider and vote upon a proposal to approve the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

The Exelis board of directors, after due and careful discussion and consideration, unanimously determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of Exelis and its shareholders and unanimously adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The Exelis board of directors accordingly unanimously recommends that Exelis shareholders approve the following resolution:

“RESOLVED, that the shareholders of Exelis Inc. approve the merger and the merger agreement, as disclosed in the proxy statement/prospectus and related narrative disclosures in the sections of the proxy statement/prospectus entitled “The Merger” and “The Merger Agreement” and as attached as Annex A to the proxy statement/prospectus.”

The merger between Merger Sub and Exelis cannot be completed without the affirmative vote of the holders of a majority of the outstanding shares of Exelis common stock entitled to vote on the matter at the special meeting of the proposal to approve the merger agreement. If you do not vote, the effect will be the same as a vote “AGAINST” the proposal to approve the merger agreement.

THE PARTIES TO THE MERGER

Exelis Inc.

1650 Tysons Boulevard

Suite 1700

McLean, Virginia 22102

Phone: (703) 790-6300

Exelis, an Indiana corporation, is a diversified aerospace, defense, information and services company that leverages a greater than 50-year legacy of deep customer knowledge and technical expertise to deliver affordable mission-critical solutions to military, government and commercial customers in the United States and globally. Exelis is focused on strategic growth in the areas of critical networks; intelligence, surveillance, reconnaissance, which is referred to as ISR, and analytics; electronic warfare; and composite aerostructures. Exelis operates in two segments: (1) Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance, which is referred to collectively as C4ISR, Electronics and Systems, and (2) Information and Technical Services. Exelis’ customers include the U.S. Department of Defense, which is referred to as the DoD, and its prime contractors, U.S. government intelligence agencies, the U.S. National Aeronautics and Space Administration, the U.S. Federal Aviation Administration, allied foreign governments and domestic and foreign commercial customers. As a prime contractor, subcontractor, or preferred supplier, Exelis participates in many high priority defense and civil government programs in the United States and internationally. Exelis conducts most of its business with the U.S. government, principally the DoD. For the year ended December 31, 2014, Exelis’ revenue was $3.3 billion.

Exelis employs approximately 10,000 people on four continents, led by an experienced management team with a proven ability to execute on existing programs, win new contracts, enter adjacent markets, drive operating efficiency, and lead development of advanced technologies and solutions.

Exelis common stock is listed on the New York Stock Exchange, which is referred to as the NYSE, under the ticker symbol “XLS.”

For more information about Exelis, please visit Exelis’ Internet website at http://www.exelisinc.com. Exelis’ Internet website address is provided as an inactive textual reference only. The information contained on Exelis’ Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Exelis is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

(321) 727-9100

Harris, a Delaware corporation, is an international communications and information technology company serving government and commercial markets in more than 125 countries. It is dedicated to developing best-in-class assured communications® products, systems and services for global markets, including RF communications, integrated network solutions and government communications systems. Harris’ annual revenue for its fiscal year 2014 was greater than $5 billion and it employs about 13,000 employees, including 6,000 engineers and scientists. Harris is headquartered in Melbourne, Florida.

Harris common stock is listed on the NYSE, under the ticker symbol “HRS.”

For more information about Harris, please visit Harris’ Internet website at http://harris.com. Harris’ Internet website address is provided as an inactive textual reference only. The information contained on Harris’ Internet website is not incorporated into, and does not form a part of, this proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Harris is included in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Harris Communication Solutions (Indiana), Inc.

c/o Harris Corporation

1025 West NASA Boulevard

Melbourne, Florida 32919

(321) 727-9100

Merger Sub, an Indiana corporation and a wholly owned subsidiary of Harris, was formed solely for the purpose of facilitating the merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the merger and the other transactions contemplated by the merger agreement. By operation of the merger, Merger Sub will be merged with and into Exelis, with Exelis surviving the merger as a wholly owned subsidiary of Harris.

THE MERGER

The following is a description of the material aspects of the merger. While we believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire proxy statement/prospectus, including the text of the merger agreement attached to this proxy statement/prospectus as Annex A, for a more complete understanding of the merger.

General

Harris and Exelis have entered into a merger agreement which provides for the merger of Merger Sub, an Indiana corporation and a wholly owned subsidiary of Harris, with and into Exelis, with Exelis as the surviving corporation and a wholly owned subsidiary of Harris at the effective time. Pursuant to the terms of the merger agreement, each share of Exelis common stock issued and outstanding immediately prior to the effective time will automatically be converted into the right to receive: (i) $16.625 in cash, without interest, and (ii) 0.1025 shares of Harris common stock.

Per Share Merger Consideration

At the effective time, each share of Exelis common stock issued and outstanding immediately prior to the effective time will be canceled and converted automatically into the right to receive, in accordance with the terms of the merger agreement, the per share merger consideration, which consists of (i) $16.625 in cash, without interest, and (ii) 0.1025 shares of Harris common stock.

Background of the Merger

In the ordinary course of business and independently of each other, the senior management and board of directors of each of Exelis and Harris regularly review and assess developments in their respective industry segments, as well as strategic options available to their respective businesses in light of economic and market conditions. In addition, on a regular basis, the senior management and board of directors of Exelis assess whether the continued execution of its strategy as a stand-alone company or the possible sale to, or combination with, a third party offers the best avenue to achieve Exelis’ long-term strategic goals and enhance shareholder value. In connection with these reviews and assessments, the Exelis board of directors and senior management enlist the assistance of financial advisors and outside legal counsel.

The following chronology sets forth a summary of the material events leading up to the execution of the merger agreement:

On September 17, 2014, David F. Melcher, Chief Executive Officer and President of Exelis, and William M. Brown, Chairman, President and Chief Executive Officer of Harris, attended a regularly scheduled meeting of the Business Roundtable, an industry organization. Mr. Melcher and Mr. Brown engaged in a brief, unscheduled discussion of areas of mutual interest for possible teaming and subcontracting opportunities but did not engage in any discussion regarding a potential business combination between their respective companies.

On September 24, 2014, Mr. Melcher attended a meeting with NAV Canada (the company that owns and operates Canada’s civil air navigation service) in Ottawa, Canada arranged by the Aerospace Industries Association, which is referred to as AIA. AIA had also asked Mr. Brown to participate in the meeting with NAV Canada concerning air traffic management operations. While at the meeting, Mr. Brown asked Mr. Melcher if he would be available to meet to follow up on the topics discussed with NAV Canada the following week when Mr. Brown planned to be in Washington, D.C. Mr. Melcher indicated that he was available to meet the following week but no time was fixed during this conversation. Mr. Melcher and Mr. Brown did not engage in any discussion regarding a potential business combination between their respective companies.

On September 25, 2014, Mr. Brown emailed Mr. Melcher to set up a dinner meeting the following week in Washington D.C. Mr. Brown and Mr. Melcher agreed via email to have a dinner meeting on September 30, 2014. Mr. Melcher and Mr. Brown did not engage in any discussion regarding a potential business combination between their respective companies.

On September 30, 2014, Mr. Melcher and Mr. Brown met for a dinner meeting. During the meeting, Mr. Brown first expressed interest in a potential combination of Exelis and Harris and asked if Mr. Melcher would be receptive to Harris acquiring Exelis. Mr. Melcher stated that Exelis was not for sale and that it had a robust strategic plan with significant upside. He also indicated that he would notify the Exelis board of directors of Mr. Brown’s expression of interest at its next regularly scheduled meeting on October 10, 2014. No price or other terms were mentioned or discussed between Mr. Melcher and Mr. Brown at that time.

Immediately after the meeting, on the evening of September 30, 2014, Mr. Melcher telephoned Ralph Hake, Chairman of Exelis, to inform Mr. Hake of his September 30, 2014 discussion with Mr. Brown.

On October 1, 2014, Mr. Melcher telephoned a representative of J.P. Morgan Securities LLC, which is referred to as J.P. Morgan. J.P. Morgan has from time to time in the past provided Exelis with financial and investment banking advice. The purpose of Mr. Melcher’s call was to inform J.P. Morgan of Harris’ interest in acquiring Exelis and to request that J.P. Morgan develop a preliminary view of this interest.

On October 10, 2014, Exelis held a regularly scheduled meeting of its board of directors. In executive session during the meeting, Mr. Melcher reviewed his recent conversation with Mr. Brown, including that Mr. Brown expressed Harris’ interest in considering an acquisition of Exelis. Mr. Melcher noted that he had informed Mr. Brown that Exelis was not for sale, and that no price or structure had been provided or discussed. Representatives of J.P. Morgan participated in the meeting and provided the Exelis board of directors with its preliminary views on a potential acquisition of Exelis by Harris.

On October 14, 2014, Mr. Brown contacted Mr. Melcher and asked him to provide the reaction of the Exelis board of directors to Harris’ expression of interest to acquire Exelis. Mr. Melcher indicated that he would not discuss this topic before October 16, 2014, as he was fully engaged in other business activities prior to that time.

On October 16, 2014, Mr. Melcher and Mr. Brown held a discussion via telephone in which Mr. Brown expressed the seriousness of Harris’ intent to make an offer for Exelis and indicated that he would prefer to do so in a face-to-face meeting. Mr. Melcher again informed Mr. Brown that Exelis was not for sale. The discussion was concluded with Mr. Melcher and Mr. Brown agreeing to meet in person on November 11, 2014.

On October 17, 2014, Mr. Melcher informed Mr. Hake of the discussions Mr. Melcher had with Mr. Brown on October 16, 2014. At Mr. Hake’s request, Mr. Melcher sent a short note to the other Exelis directors notifying them that there was no update other than the planned follow-up discussion with Mr. Brown on November 11, 2014.

On October 28, 2014, Mr. Brown contacted Mr. Melcher via email to arrange for a dinner meeting in Reston, Virginia on Tuesday, November 11, 2014.

On November 4, 2014, the senior management of Exelis met in New York City, New York with representatives from J.P. Morgan and Jones Day, Exelis’ legal counsel, in order to discuss the planned next meeting between Mr. Melcher and Mr. Brown.

On November 11, 2014, Mr. Brown and Mr. Melcher had a dinner meeting in Herndon, Virginia. Mr. Brown indicated that Harris was prepared to offer $22.00 per share for all of the issued and outstanding shares of Exelis common stock. Mr. Brown indicated that he and Harris’ board of directors believed that Exelis would be a great strategic fit with Harris with significant synergies, and that he wanted to move quickly to begin due diligence on Exelis. Mr. Brown also indicated that while Harris preferred an all cash transaction due to its simplicity, he contemplated that the $22.00 per share offer would consist of mostly cash with some portion in Harris stock. Mr. Melcher responded that he appreciated the sincerity of the overture but that $22.00 per share was not a value at which Exelis would consider transacting or commencing due diligence. However, Mr. Melcher informed Mr. Brown that he would notify the Exelis board of directors of the proposal and then respond to Harris.

On November 15, 2014, Mr. Melcher held a telephonic meeting to update the members of the Exelis board of directors. Attending the meeting were all board members except Dr. John J. Hamre, representatives from Jones Day and J.P. Morgan and certain of Exelis’ senior management. The Exelis board of directors received from Jones Day instruction regarding its fiduciary duties in connection with the receipt of an unsolicited proposal. During the meeting, Mr. Melcher described his November 11, 2014 meeting with Mr. Brown. The Exelis board of directors engaged in an extensive discussion with management and its financial and legal advisors about Harris’ proposal. The Exelis board of directors also consulted J.P. Morgan and Jones Day as to its potential response to Mr. Brown’s proposed offer, including the factors that the board of directors should consider in connection with its review of the proposal, and the potential ramifications for Exelis depending on the response. After thoroughly considering Harris’ offer, and after taking into account the views of J.P. Morgan and Jones Day, the Exelis board of directors determined that the proposed offer price was inadequate and not in the best interests of the Exelis’ shareholders. The Exelis board of directors authorized Mr. Melcher to convey these points to Mr. Brown and to continue the dialogue with Mr. Brown.

On November 17, 2014, Mr. Melcher held a telephone call with Dr. Hamre and provided him with substantially the same briefing he provided to the other Exelis directors on the November 15, 2014 telephonic meeting. Dr. Hamre concurred with the view of the other directors in support of a continuation of the dialogue with Harris, including communicating to Mr. Brown the need for a higher price per share for the Exelis shareholders.

On November 19, 2014, while in Scottsdale, Arizona attending a regularly scheduled meeting of the Executive Committee of AIA, of which both CEOs were members, Mr. Melcher and Mr. Brown met privately. Mr. Melcher stated that while he appreciated Harris’ interest, $22.00 per share was not a price at which the Exelis board of directors was willing to complete a transaction, or to commence due diligence, and Harris’ offer would need to meaningfully increase in order for Exelis to move forward with Harris. Mr. Melcher reiterated his confidence in Exelis’ strategic plan to deliver shareholder value that was greater than the current value proposed by Mr. Brown. Mr. Brown stated that he would review Exelis’ position with the Harris board of directors and get back to him in the near future. No date was set for the follow-up discussion.

On November 22, 2014, Mr. Melcher had a telephone conversation with Mr. Hake in which he described his meeting with Mr. Brown on November 19, 2014. They discussed the anticipated but not yet scheduled follow-up call between Exelis and Harris and Exelis’ planned response. Shortly thereafter, Mr. Brown contacted Mr. Melcher and arranged a follow-up call for November 25, 2014.

On November 25, 2014, Mr. Brown called Mr. Melcher and stated that he had reviewed his previous discussion with Mr. Melcher with the Harris board of directors and that Harris was prepared to increase its offer to $23.00 per share, with a preferred structure of 70% cash and 30% Harris common stock. Mr. Melcher indicated that this was not a sufficient value to proceed to due diligence. Mr. Brown indicated that he would contact Harris’ lead director to discuss Mr. Melcher’s response and determine if there was a further increase in the proposed share price that Harris might be prepared to make.

Following the call on November 25, 2014, Mr. Melcher called Mr. Hake and summarized his conversation with Mr. Brown.

On November 29, 2014, Mr. Brown called Mr. Melcher and indicated that he had authority from the Harris board of directors to increase the offer to $23.50 per share, paid with 70% cash and 30% Harris common stock.

Mr. Brown indicated that the increase in the per share offer price would require the parties to proceed quickly with due diligence. Mr. Melcher indicated that he considered this a meaningful increase and that he would review the increased proposed offer with the Exelis board of directors. Mr. Melcher also stated that even if Exelis did determine to agree to proceed to diligence at this value, the price at which Exelis would be willing to engage in a transaction would need to be higher.

Following the call on November 29, 2014, Mr. Melcher called Mr. Hake to discuss the increased offer from Harris. Mr. Melcher and Mr. Hake agreed that they would hold a call with the other Exelis directors to discuss the updated offer.

On November 30, 2014, Mr. Melcher held a telephonic meeting to update the members of the Exelis board of directors. Attending the call were all board members except Herman E. Bulls, representatives from Jones Day and J.P. Morgan and certain of Exelis’ senior management. Mr. Melcher summarized the contacts with Harris since the last board update call on November 15, 2014. He described his conversations with Mr. Brown, including the updated proposed offer of $23.50 per share, paid with 70% cash and 30% Harris common stock. The Exelis board of directors determined that this increased value was sufficient to proceed to due diligence, and required that prior to providing due diligence information to Harris, Harris would be required to enter into a customary confidentiality agreement containing a standstill provision. At the conclusion of the call, the Exelis board of directors instructed Mr. Melcher to convey these points to representatives of Harris.

Following the November 30, 2014 discussion, Mr. Melcher held a call with Mr. Bulls and provided him with substantially the same update as had been provided to the other Exelis directors. Mr. Bulls concurred with the view of the other directors regarding the proposed offer and the direction provided by the Exelis board of directors to Mr. Melcher.

On December 1, 2014, Mr. Melcher had a telephone discussion with Mr. Brown. Mr. Melcher informed Mr. Brown that the proposed offer of $23.50 per share was not one at which Exelis would transact, but that the Exelis board of directors had agreed to proceed to commence with due diligence at a high level and with a limited scope, subject to Exelis and Harris entering into a confidentiality agreement with a standstill provision. Mr. Brown provided an overview of the scope of diligence, including his desire for a management presentation to include the senior management of Exelis. Mr. Brown stated that the Harris board of directors viewed due diligence sessions with the Exelis business leaders as an important facet of due diligence. Mr. Brown asked for management meetings as early as the following week. Mr. Melcher and Mr. Brown agreed that next steps were for Ann Davidson, Senior Vice President, Chief Legal Officer and Corporate Secretary of Exelis and Scott Mikuen, Senior Vice President, General Counsel and Secretary of Harris, to negotiate and enter into a confidentiality agreement and for Morgan Stanley & Co. LLC, the investment bank representing Harris, which is referred to as Morgan Stanley, to engage with J.P. Morgan to scope and plan the due diligence effort.

On December 1, 2014, Ms. Davidson called Mr. Mikuen to discuss entering into a confidentiality agreement, including a standstill provision, with respect to exchanging information relevant to a potential transaction with Harris.

From December 1, 2014 to December 4, 2014, Exelis and Harris, and Jones Day and Sullivan & Cromwell LLP, counsel to Harris and which is referred to as Sullivan & Cromwell, negotiated terms of a confidentiality agreement. Following negotiations, on December 4, 2014, Harris and Exelis entered into a confidentiality agreement with a standstill provision. Harris also requested that Exelis enter into an exclusivity agreement at that time. Exelis declined to enter into an exclusivity agreement at that time.

Also on December 4, 2014, Morgan Stanley delivered a due diligence request list to J.P. Morgan.

Commencing on December 7, 2014, Exelis provided responses to requested due diligence information that were posted to an electronic data room.

On December 8, 2014, the parties held a management discussion session with key corporate leaders from Harris and Exelis. Also from December 8, 2014 to December 11, 2014, various meetings were held telephonically and at the New York City offices of Jones Day with Harris and Exelis representatives on due diligence topics.

On December 11, 2014, Exelis business unit leaders made presentations for Harris’ senior management team.

Exelis continued to provide information requested by Harris through the weekend of December 13 and 14, 2014.

On December 14, 2014, Mr. Melcher and Mr. Brown held a brief telephone conversation to touch base prior to the meeting of the Exelis board of directors planned for December 16, 2014. Mr. Brown confirmed Harris’ proposed offer of $23.50 per share but expressed concerns about the valuation of the pension plan and the excess pension plans.

On December 16, 2014, the Exelis board of directors held their regularly scheduled board meeting. At the meeting, Jones Day provided an overview of the fiduciary duties of directors in connection with a potential sale of the company, the terms of the confidentiality agreement with Harris, an illustrative merger timeline and likely merger agreement terms, as well as other legal considerations. Mr. Melcher provided a summary of his recent conversations with Mr. Brown. J.P. Morgan provided an update of activities since the last board update call including contacts with Mr. Brown and a summary of due diligence activities, a description of the current proposed offer of $23.50 per share, paid with 70% cash and 30% Harris common stock, together with financing and ratings considerations, an analysis of the relative merits of the proposed offer and other matters relevant to the board of directors’ consideration of Harris’ proposed offer. The Exelis board of directors, with the assistance of J.P. Morgan and Jones Day, also discussed the potential advantages and risks associated with contacting other potential acquirors to solicit interest for an acquisition of Exelis. Such discussions included J.P. Morgan’s and Jones Day’s assessment of the potential impact making calls to other parties would have on the timing and certainty of the Harris transaction, J.P. Morgan’s belief that it was unlikely that contacting a third party would lead to a superior proposal in the near term and other factors that the Exelis board of directors determined appropriate. The Exelis board of directors held a private discussion with only the directors present and instructed Mr. Melcher to inform Mr. Brown that the board of directors expected that Harris’ offer would improve in order for the Exelis board of directors to move forward.

On December 19, 2014, Mr. Melcher called Mr. Brown to inform him that the Exelis board of directors maintained its expectation that Harris would improve its offer in order for the Exelis board of directors to move forward toward a potential transaction. Mr. Brown indicated that Harris would continue to undertake diligence and hold a meeting of the Harris board of directors shortly after the first of the year to address the results of the diligence and further consider the proposed offer.

Between December 19, 2014 and January 2, 2015, there were various discussions held between J.P. Morgan and Morgan Stanley and information provided by Exelis to Harris to assist Harris in due diligence.

On January 7, 2015, Mr. Brown called Mr. Melcher to update him on the outcome of the January 6, 2015 Harris board meeting. Mr. Brown reconfirmed that Harris’ proposed offer was $23.50 per share, with a structure of 70% cash and 30% Harris common stock. Mr. Brown also indicated that Harris wanted to move forward expeditiously with a target announcement date of February 3, 2015 to coincide with the preliminary timing of Harris’ planned earnings call. He stated that the Harris board of directors was not willing to increase its offer and that they considered maintaining the $23.50 per-share proposal to be the equivalent of a price increase in light of an increase in Exelis’ pension liability due to a reduction in interest rates at the end of year.

Later that same day, Mr. Brown sent Mr. Melcher a written proposal whereby Harris proposed to acquire 100% of the issued and outstanding shares of Exelis common stock for $23.50 per share, with a structure of 70%

cash and 30% Harris common stock. Other material terms in the written proposal included fully committed debt financing from Morgan Stanley, a 30-day exclusivity period and a modification of the discount rate for Exelis’ excess pension plans.

On January 10, 2015, Exelis held a telephonic board of directors meeting. Attending the meeting were all board members except David Yost, representatives from Jones Day and J.P. Morgan and certain of Exelis’ senior management. Mr. Melcher described his telephone call with Mr. Brown on January 7, 2015. J.P. Morgan provided the Exelis board of directors with an update on the activities between Harris and Exelis since the last board meeting, a description of the current proposed offer of $23.50 per share, consisting of 70% cash and 30% Harris common stock, updated information on financing and ratings considerations, analysis of the relative merits of the proposed offer and other matters relevant to the board of directors’ consideration of the proposed offer. Jones Day reviewed the material items anticipated to be addressed in the merger agreement should the parties get to that stage. The Exelis board of directors determined to respond to Harris in writing with a counterproposal of $24.50 per share.

On January 11, 2015, Mr. Melcher called Mr. Yost and provided substantially the same information to him as had been provided to the other directors in the board meeting the day before. Mr. Yost stated that he supported the outcome of the board meeting the day before.

Later the same day, Mr. Melcher called Mr. Brown to inform him that the Exelis board of directors had considered Harris’ January 7, 2015 written proposal and expected a higher price, indicating that Exelis was going to send a letter indicating that Exelis would be willing to move forward with confirmatory diligence and the negotiation of a merger agreement if Harris increased its offer price to $24.50 per share. Mr. Melcher also stated that the letter would contain a few key transaction terms. Mr. Brown indicated that he did not think the Harris board of directors would agree to the price but indicated that he would discuss it with the other Harris directors and promptly respond to Mr. Melcher.

As follow up to the call on January 11, 2015 between Mr. Melcher and Mr. Brown, Mr. Melcher sent Mr. Brown a letter on January 11, 2015 with terms whereby Harris would acquire 100% of the outstanding shares of Exelis for $24.50 per share, with a structure of 70% cash and 30% Harris common stock. The letter also indicated that Exelis would require a two-tiered breakup fee in lieu of Exelis having the right to conduct a “go-shop” after the execution of a definitive merger agreement.

On January 12, 2015, Mr. Brown called Mr. Melcher and stated that the Harris board of directors had agreed to increase its offer price to $23.75 per share. He did not discuss the other terms that Exelis had included in its January 11, 2015 letter in response to the Harris January 7, 2015 offer letter.

Following this call on January 12, 2015, Mr. Melcher informed Mr. Hake of the call with Mr. Brown. Exelis then scheduled a telephonic meeting of the board of directors for the following morning.

Later the same day, Mr. Melcher held telephone discussions with Paul J. Kern and Mark L. Reuss, directors of Exelis, because Messrs. Kern and Reuss were unavailable for the telephonic update meeting to be held on January 13, 2015. In each discussion, Mr. Melcher described his discussion with Mr. Brown, including that Harris increased its offer price to $23.75 per share and that Harris wanted to announce the transaction on February 3, 2015.

On January 13, 2015, Mr. Melcher held a telephonic meeting to update the directors on the discussions he had with Mr. Brown subsequent to the January 10, 2015 telephonic board meeting. All directors except Messrs. Kern and Reuss attended this call, as well as certain Exelis senior executives, and representatives of J.P. Morgan and Jones Day. Mr. Melcher described the call the day before with Mr. Brown and that Harris increased its offer price to $23.75 per share. He noted that Mr. Brown had stated that Harris wanted to announce the transaction on February 3, 2015, the preliminary date of its planned earnings release. In consultation with J.P. Morgan and Jones Day, the Exelis board of directors agreed that the increased price was sufficient to proceed to completing due diligence and negotiating a merger agreement.

Later that same day, Mr. Melcher called Mr. Brown and stated that Exelis was prepared to move forward at a price of $23.75 per share, with a structure of 70% cash and 30% Harris common stock, subject to Exelis completing satisfactory reverse due diligence on Harris and Harris’ (i) acceptance of a two-tiered breakup fee, (ii) agreement to perform only confirmatory due diligence and (iii) agreement to execute a definitive merger agreement by February 3, 2015. Mr. Melcher and Mr. Brown agreed to move forward on such terms, including a two-tiered breakup fee of 1.25% of the transaction consideration for the first 30 days after the execution of the definitive merger agreement, and 3.0% of the transaction consideration thereafter.

Following the call between Mr. Melcher and Mr. Brown, Mr. Brown sent Mr. Melcher a letter on January 13, 2015 confirming that Harris was prepared to move forward with a transaction with price and structure as discussed, a two-tier breakup fee of 1.25% of the transaction consideration in the event of termination by Exelis to enter into a definitive agreement in respect of a superior proposal during the 30-day period after announcement and 3% of the transaction consideration thereafter, as well as other customary terms and conditions.

During the week of January 13, 2015, and in response to the increased offer by Harris to $23.75 per share, Exelis and Harris began negotiating an exclusivity agreement. The parties also began discussions on the merger agreement.

On January 15, 2015, Mr. Melcher and Mr. Brown held a telephone discussion to discuss progress on responding to each company’s additional due diligence requests and the plan for completing due diligence. Exelis expanded the information made available in the electronic data room made available to Harris and its advisors, and updated it on an ongoing basis between January 15, 2015 and February 5, 2015 to respond to due diligence requests from Harris.

On January 15, 2015, Jones Day, on behalf of Exelis, sent Sullivan & Cromwell a draft merger agreement.

Later that same day, representatives of Harris informed representatives of Exelis that Harris had already begun a draft merger agreement and that Harris’ legal counsel believed it was important to utilize Harris’ draft agreement.

Between January 15, 2015 and January 18, 2015, representatives from Harris and Exelis discussed the plan for the preparation of the draft merger agreement and the parties agreed to allow Harris to prepare the initial draft of the merger agreement.

On January 18, 2015, Sullivan & Cromwell, on behalf of Harris, sent Jones Day a draft merger agreement.

From January 19, 2015 to January 22, 2015, representatives of Exelis and Harris met in New York City, New York for in-person meetings to conduct Harris’ confirmatory due diligence of Exelis, and Exelis’ confirmatory due diligence of Harris. These meetings included a Harris management presentation on January 22, 2015. Exelis’ due diligence review included information that would partly form the basis for Exelis’ management’s evaluation of Harris stock as part of the consideration for the transaction. Mr. Melcher and Mr. Brown met to discuss their views on the progress of due diligence and identified key due diligence topics that required more comprehensive exchanges of information. Mr. Melcher and Mr. Brown also discussed each party’s goal to negotiate and announce a transaction as soon as practicable, but it was agreed that the target date would shift to February 6, 2015.

On January 20, 2015, the parties executed an exclusivity agreement, which provided Harris the exclusive right to negotiate an acquisition of Exelis through February 3, 2015. The exclusivity agreement included customary fall-away provisions and permitted Exelis to respond to unsolicited superior proposals.

On January 22, 2015, Peter J. Milligan, Senior Vice President and Chief Financial Officer of Exelis, Robert E. Durbin, Senior Vice President of Strategy and Corporate Development of Exelis, Miguel Lopez, Senior Vice President and Chief Financial Officer of Harris, and Greg Taylor, Vice President of Corporate Strategy and Business Development of Harris, met in New York City, New York. Harris committed to provide its second quarter financial results on all key financials and confirmed its estimates for its fiscal year 2015.

Later that day, Harris provided Exelis with its preliminary second quarter financial results. Messrs. Milligan, Durbin, Lopez and Taylor held detailed discussions on financial matters affecting both companies.

On January 23, 2015, Mr. Durbin and Mr. Taylor coordinated on, prioritized and set a plan to complete all open due diligence and reverse due diligence items.

On January 24 and 25, 2015, several detailed due diligence discussions were held by telephone between Exelis and Harris to address open due diligence requests and questions.

On January 25, 2015, Jones Day provided a markup of the merger agreement to Sullivan & Cromwell.

On January 27, 2015, Jones Day and Sullivan & Cromwell held several telephonic conversations to discuss the open items in the merger agreement and to discuss Harris’ proposed financing of the transaction.

On January 28, 2015, Sullivan & Cromwell provided a markup of the merger agreement to Jones Day, in which Harris reverted to its original positions on several important items.

Also on January 28, 2015, Mr. Melcher sent Mr. Brown an email about completing due diligence and engaging in discussions to close out all open items under the merger agreement prior to Exelis’ board meeting on February 1, 2015.

On January 29, 2015, Mr. Melcher and Mr. Brown held a telephonic discussion regarding due diligence and reverse due diligence, the merger agreement and the outstanding issues on each side. Mr. Melcher indicated that because the Exelis board of directors was prepared to consider the proposed transaction at its next board meeting on February 1, 2015, he wanted Mr. Brown to provide Harris’ views on all key open items with respect to the proposed transaction. Mr. Melcher noted that Exelis needed more information to assess Harris’ forecast and strategic plan. Mr. Brown committed to work with Exelis representatives to ensure that they would have sufficient information to complete their due diligence. Mr. Melcher reinforced Exelis’ view on the transaction price, the date of announcement of the transaction and the structure of the transaction, and Mr. Brown concurred.

On January 30, 2015, Jones Day and Sullivan & Cromwell held several telephonic conversations to discuss the open items in the merger agreement.

On January 31, 2015, Jones Day provided a mark-up of the merger agreement to Sullivan & Cromwell, in which Exelis reverted back to its positions on certain items.

Also on January 31, 2015, Jones Day and Sullivan & Cromwell held several telephonic conversations to discuss the open items in the merger agreement.

On February 1, 2015, Exelis held an in-person meeting of its board of directors to review the transaction. Attending the meeting were all board members, representatives from Jones Day and J.P. Morgan and certain of Exelis’ senior management. Representatives of Jones Day discussed a number of aspects of the proposed transaction and related matters, including an overview of the process and discussions with Harris to date, the material terms of the proposed merger agreement based on the negotiations as of January 31, 2015 and the background of negotiations over those terms including the amount of the termination fees, as well as other legal considerations, including certain employee benefits matters. Jones Day also reviewed with the directors their fiduciary duties in the context of the proposed transaction. Mr. Melcher and J.P. Morgan provided the Exelis board of directors with an update on the activities between Harris and Exelis since the last board meeting. J.P. Morgan provided a description of the current proposed offer of $23.75 per share, paid with 70% cash and 30% Harris common stock, updated information on financing and ratings considerations, analysis of the relative merits of the proposed offer and other matters relevant to the Exelis board of directors’ consideration of the proposed offer. The Exelis board of directors, with the assistance of J.P. Morgan and Jones Day, also discussed the potential advantages and risks associated with contacting other potential acquirors to solicit interest for an acquisition of Exelis. Such discussions included J.P. Morgan’s and Jones Day’s assessment of the potential impact making calls to other parties would have on the timing and certainty of the Harris transaction, J.P. Morgan’s belief that it was unlikely that contacting a third party would lead to a superior proposal in the near term and other factors that the Exelis board of directors determined appropriate.

Also on February 1, 2015, Sullivan & Cromwell provided a mark-up of the merger agreement to Jones Day, in which Harris reverted back to its positions on certain items.

On February 3, 2015, Jones Day delivered its mark-up of the merger agreement to Sullivan & Cromwell, in which Exelis reverted back to its position on certain items.

Also on February 3, 2015, Mr. Melcher and Mr. Brown held a telephonic conversation. Mr. Brown indicated that the Harris board of directors remained interested in the transaction and that the strategic rationale remained compelling. However, Mr. Brown noted that certain financial aspects of the transaction had changed and he did not want to discuss the path forward towards a transaction until he had reviewed Exelis’ comments to the merger agreement and spoke to Mr. Mikuen and Sullivan & Cromwell.

From February 3, 2015 until February 5, 2015, Jones Day and Sullivan & Cromwell continued to negotiate the terms of the merger agreement, telephonically and by the exchange of drafts, while the parties continued their due diligence review of each other. During the negotiations of the merger agreement, Exelis proposed a reverse break fee of $600 million if Harris were to fail to close the transaction due to lack of financing. After extensive negotiations, Harris agreed to the concept of a reverse break fee and the parties agreed to $300 million for the amount of the fee. Harris and Exelis were also able to agree on all other key open issues and finalize the terms of the merger agreement on February 5, 2015.

On February 5, 2015, the Exelis board of directors convened a special meeting to consider the proposed transaction with Harris. Members of Exelis’ senior management and representatives of J.P. Morgan and Jones Day participated in the meeting. Representatives of Jones Day discussed a number of aspects of the proposed transaction and related matters, including an overview of the process and discussions with Harris to date, the material terms of the proposed merger agreement, the background of negotiations over those terms including the amount of the termination fees and the terms of the committed financing and certain employee benefits matters. Jones Day also reviewed with the directors their fiduciary duties in the context of the proposed transaction. Jones Day summarized certain merger agreement obligations, conditions and termination rights relating to obtaining regulatory approvals, the termination fee applicable in situations in which the transaction was made the subject of competitive bids from third parties or in which the directors withdrew the board of directors’ recommendation supporting the transaction and the reverse termination fee applicable in situations where Harris is unable to obtain financing. The directors discussed the terms of the proposed merger agreement and engaged in a discussion regarding the risks and potential upsides for Exelis in executing its strategic plan in a situation where it remained independent. As part of the discussion, the Exelis board of directors and its advisors further discussed the proposed two-tiered termination fee. After consultation with Exelis’ legal advisors, the Exelis board of directors believed that the two-tiered termination fee included in the merger agreement was reasonable, consistent with termination fees in similar transactions and not likely to preclude an alternative superior proposal for a business combination with Exelis, especially during the first 30 days after the execution of the definitive merger agreement.

At the request of the Exelis board of directors, representatives of J.P. Morgan then reviewed and discussed its financial analyses of the consideration to be paid to Exelis’ shareholders in the proposed merger and delivered J.P. Morgan’s oral opinion, confirmed by delivery of a written opinion dated February 5, 2015, to the effect that, as of the date of the opinion and based upon and subject to the various assumptions and limitations set forth in such written opinion, the consideration to be paid to holders of Exelis common stock in the proposed merger was fair, from a financial point of view, to such holders. The full text of the written opinion of J.P. Morgan, which describes, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex B.

Following an extensive and thorough discussion of the factors relevant to this transaction during the course of the Exelis board of directors meeting, the Exelis directors unanimously determined that the merger, the merger agreement and the transactions contemplated thereby were fair to and in the best interests of Exelis’ shareholders, declared that the merger was advisable, adopted the merger agreement and the transactions contemplated thereby, directed that the approval of the merger agreement be submitted to a vote at a meeting of Exelis’ shareholders and resolved to recommend to Exelis’ shareholders that they approve the merger agreement.

On February 5, 2015, Exelis and Harris executed and delivered the merger agreement.

On February 6, 2015, Exelis and Harris announced the execution of the merger agreement.

Recommendation of the Exelis Board; Exelis’ Reasons for the Merger

The Exelis board of directors, at a special meeting held on February 5, 2015, unanimously:

•	determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement were advisable, fair to and in the best interests of Exelis and its shareholders;

•	adopted the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•	directed that the merger agreement be submitted to a vote of Exelis shareholders; and

•	voted to recommend that Exelis’ shareholders vote in favor of the approval of the merger agreement.

ACCORDINGLY, THE EXELIS BOARD OF DIRECTORS HAS ADOPTED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT EXELIS’ SHAREHOLDERS VOTE “FOR” THE PROPOSAL TO APPROVE THE MERGER AGREEMENT AND “FOR” ADJOURNMENT OF THE SPECIAL MEETING, IF NECESSARY.

In reaching its determination to recommend the approval of the merger agreement by its shareholders, the Exelis board of directors consulted with management as well as J.P. Morgan, Exelis’ financial advisor, and Jones Day, Exelis’ legal counsel. Exelis’ board of directors also considered various material factors that are discussed below.

The Exelis board of directors considered the following factors as generally supporting its decision to recommend that Exelis’ shareholders vote to approve the merger agreement:

•	the merger provides Exelis with a unique strategic opportunity to combine two businesses with complementary products, services, and customer solutions which should enable the combined company to benefit from strengthened capabilities;

•	the Exelis board of directors’ assessment that Harris’ operating strategy is consistent with Exelis’ long-term operating strategy to grow its business by expanding the scope, platform coverage, and depth and breadth of product offerings;

•	the importance of scale in the increasingly competitive market environments in which Harris and Exelis operate, and the potential for the merger to enhance Exelis’ ability to compete effectively in those environments;

•	historical and current information concerning Harris and Exelis’ respective businesses, financial performance and condition, results of operations, management, earnings, technology positions, competitive positions and prospects, before and after giving effect to the merger and the merger’s potential effect on shareholder value

•	review of Harris’ business operations, financial condition, earnings and prospects;

•	the potential impact of the merger on Exelis’ customer relationships, employees and other business partners;

•	the adequacy of the merger consideration and the other value provided to Exelis’ shareholders which the Exelis board of directors views as favorable to Exelis’ shareholders, including:

•	its belief, based on discussions and negotiations by Exelis’ management and advisors with the Harris’ management and advisors, that $23.75 per share was the highest price Harris would be willing to pay;

•	its belief that the price of Exelis’ common stock in the short or medium term was highly unlikely to exceed the future value equivalent of $23.75 per share;

•	the current and historical market prices of Exelis common stock, including the fact that the $23.75 per share merger consideration represented a premium of approximately 34.1% over the closing price of Exelis’ common stock on the NYSE on February 5, 2015 (the last full trading day immediately prior to the time the Exelis board of directors adopted the merger agreement and merger);

•	the implied value of the merger consideration, based on the closing price of Harris common stock of $69.49 on February 5, 2015 (the last full trading day immediately prior to the time the Exelis board of directors adopted the merger agreement and merger), as well as the value of the merger consideration that would be implied at various other Harris common stock share prices;

•	the cash component of the merger consideration, which would allow Exelis’ shareholders to diversify a portion of their current exposure to the industries in which Exelis and its subsidiaries operate;

•	the stock component of the merger consideration and the valuation of that component;

•	based on the closing prices of Harris and Exelis common stock on February 5, 2015, the Harris dividend yield, which is 2.71%, is higher than the Exelis dividend yield, which is 2.32%; and

•	the current market price of the Harris common stock, as well as the historical, present, and anticipated future earnings of Harris, and the anticipated future earnings of the combined company;

•	the current and prospective business environment in which Exelis and its subsidiaries operate, including international, national and local economic conditions, the competitive and regulatory environment, and in light of the financial and competitive challenges facing the businesses, the likelihood that the combined company would be better positioned to overcome these challenges if the expected strategic and financial benefits of the transaction were fully realized;

•	the ongoing evaluation by the Exelis board of directors of Exelis’ standalone strategic plan, as well as the execution risks related to achieving that plan, compared to the risks and benefits of the merger and, based on the Exelis board of directors’ consideration and evaluation of the benefits, risks, and uncertainties associated with Exelis’ standalone strategic plan, the Exelis board of directors belief that the merger offers a unique and valuable strategic opportunity representing the best opportunity for long-term value creation for Exelis’ shareholders reasonably available at the current time;

•	the Exelis board of directors’ view that the merger agreement and the transactions contemplated by the merger agreement were more favorable to Exelis’ shareholders than other strategic alternatives reasonably available to Exelis and its shareholders;

•	the Exelis board of directors considered that, as a result of the merger, Exelis’ shareholders would own approximately 15.5% of the combined company, based on the number of shares issued and outstanding as of February 3, 2015, and, therefore, would benefit from the future performance of the combined company, the run rate synergies of approximately $115 million that Exelis management estimated could potentially result from the merger and the other strengths of the combined company as described above;

•	the fact that shares of Harris common stock issued to Exelis’ shareholders will be registered on Form S-4 and will be freely tradable for Exelis’ shareholders;

•	the financial analyses, information and perspectives provided to the Exelis board of directors by Exelis’ management and financial advisors;

•	J.P. Morgan’s opinion, dated as of February 5, 2015, that, as of such date and based upon and subject to the assumptions made, matters considered, and qualifications and limitations on the review set forth in its opinion, the merger consideration to be paid by Harris to the holders of Exelis common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders, see the section entitled “The Merger—Opinion of J.P. Morgan” beginning on page [—] of this proxy statement/prospectus and the full text of the written opinion of J.P. Morgan, which is attached as Annex B to this proxy statement/prospectus;

•	the discussions with representatives of Jones Day regarding the terms and conditions of the merger agreement and the fiduciary duties of the Exelis board of directors in considering the merger;

•	the extensive efforts made by Exelis and its advisors to negotiate and execute a merger agreement favorable to Exelis and its shareholders;

•	the likelihood that the merger would be consummated based on, among other things:

•	the fact that Harris had obtained committed debt financing, the limited number and nature of the conditions to the debt, the reputation of the financing sources and the obligation of Harris to use its reasonable best efforts to obtain the debt financing, each of which, in the reasonable judgment of the Exelis board of directors, increased the likelihood of such financing being consummated; and

•	the likelihood and anticipated timing of consummating the merger in light of the scope of the conditions to closing;

•	the financial and other terms and conditions of the merger agreement, as reviewed by the Exelis board of directors, which include the following, and are the product of extensive arm’s-length negotiations between the parties:

•	subject to compliance with the terms and conditions of the merger agreement, Exelis’ ability, at any time prior to (but not after) obtaining approval of the merger agreement by Exelis’ shareholders, to consider and respond to an unsolicited written acquisition proposal (as defined in “The Merger Agreement—No Solicitation of Acquisition Proposals”), to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such an acquisition proposal, if the Exelis board of directors, prior to taking any such actions, determines in good faith and after consultation with its outside legal and financial advisors that such takeover proposal either constitutes a superior proposal (as defined in “The Merger Agreement—No Solicitation of Acquisition Proposals”) or is reasonably likely to result in a superior proposal and that failure to take such action would be inconsistent with the Exelis board of directors’ fiduciary obligations under applicable law;

•

subject to compliance with the terms and conditions of the merger agreement, the Exelis board of directors’ ability, under certain circumstances, to withhold, withdraw, qualify or modify, the Exelis board of directors’ recommendation to Exelis shareholders that they vote in favor of the approval of the merger agreement or approve, adopt or recommend, or resolve or publicly propose to approve, adopt or recommend, an acquisition proposal;

•	subject to compliance with the terms and conditions of the merger agreement, Exelis is permitted to terminate the merger agreement, prior to approval of the merger agreement by Exelis’ shareholders, in order to approve or recommend an alternative transaction proposed by a third party that is a superior proposal, upon the payment to Harris of a termination fee of either $138,420,000 (representing approximately 3.0% of the total value of the transaction) if such termination occurs after March 7, 2015, or, in the alternative, $57,675,000 (representing approximately 1.25% of the total value of the transaction) if such termination occurs on or prior to March 7, 2015, which amounts were viewed by the Exelis board of directors as reasonable in light of the benefits of the merger to Exelis’ shareholders and customary practice in similar precedent transactions;

•	subject to compliance with the terms and conditions of the merger agreement, Exelis is entitled to a reverse termination fee of $300,000,000 if all closing conditions are satisfied and certain other conditions are met, and Harris nonetheless fails to consummate the merger within a specific timeframe;

•	the merger agreement provides that each party is entitled to specific performance in case of breach by the other party;

•	Exelis retains sufficient operating flexibility to conduct its business in the ordinary course between the execution of the merger agreement and consummation of the merger;

•	the fact that the definition of “material adverse effect” applicable to Exelis has a number of customary carve-outs and is generally a very high standard applied by courts; and

•	the limited number and nature of the conditions to Harris’ obligation to consummate the merger and the limited risk of non-satisfaction of such conditions and the corresponding likelihood that the merger will be consummated on a timely basis;

•	the fact that resolutions approving the merger were unanimously approved by the Exelis board, which is comprised of all independent directors (other than Mr. Melcher) who are not affiliated with Harris and are not employees of Exelis or any of its subsidiaries;

•	the fact that the merger is not conditioned upon any member of Exelis’ senior management entering into any employment or other agreement or arrangement with Harris, and that no such agreement or arrangement existed as of the date of the merger agreement; and

•	the determination that (i) an exchange ratio that is fixed and not subject to adjustment is appropriate to reflect the strategic purpose of the merger and consistent with market practice for a merger of this type, and (ii) a fixed exchange ratio fairly captures the respective ownership interests of Harris’ stockholders and Exelis’ shareholders in the combined company based on valuations of Harris and Exelis at the time of the Exelis board of directors’ adoption of the merger agreement and avoids fluctuations caused by near-term market volatility.

In the course of its deliberations, the Exelis board of directors also considered a variety of risks and other potentially negative factors, including the following:

•	the risks and costs to Exelis if the merger does not close at all or in a timely manner, including the diversion of management and employee attention, potential employee attrition, and the effect on business and customer relationships;

•	the negative impact of any customer confusion or delay in purchase commitments after the announcement of the merger;

•	the challenges inherent in the combination of two businesses of the size and scope, individually and in relation to each other, of Harris and Exelis, including the risk that integration costs may be greater than anticipated and the possible diversion of management attention for an extended period of time;

•	the risk that the $300 million reverse termination fee to which Exelis may be entitled, subject to the terms and conditions in the merger agreement and under certain circumstances, in the event Harris fails to close may not be sufficient to compensate Exelis for the harm it would suffer as a result;

•	the risk of not capturing the anticipated cost savings and operational synergies between Harris and Exelis and the risk that other anticipated benefits might not be realized;

•	the fact that, as a result of the fixed exchange ratio for the stock component of the merger consideration, the value of that component would decline in the event of a decline in the price of Harris common stock prior to the closing of the merger;

•	the inability of Exelis’ shareholders to realize the long-term value of the successful execution of Exelis’ current strategy as an independent company;

•	the restrictions contained in the merger agreement on the conduct of Exelis’ business prior to the completion of the merger, including requiring Exelis to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent Exelis from undertaking business opportunities that may arise pending completion of the merger;

•	the restriction contained in the merger agreement on Exelis’ ability to actively solicit alternative proposals to acquire Exelis;

•	the fact that Exelis has not actively sought offers from other potential purchasers;

•	the fact that, under the merger agreement, Exelis may be required to pay a termination fee of either $57,675,000 or $138,420,000, depending on certain circumstances, may discourage a third party from making a competitive alternative proposal to acquire Exelis;

•	the potential for shareholder suits or other litigation relating to the proposed merger and the associated costs, burden and inconvenience involved in defending those proceedings;

•	the fact that the merger consideration will be taxable to Exelis’ shareholders that are U.S. persons for U.S. federal income tax purposes; and

•	risks of the type and nature described in the section entitled “Risk Factors” beginning on page [—] and incorporated by reference from Harris’ Annual Report on Form 10-K and other SEC filings, including the risks associated with the operations and financial position of Harris and the combined company following the completion of the merger.

The Exelis board of directors considered all of these factors as a whole and, on balance, concluded that it supported a favorable determination to enter into the merger agreement.

In addition, the Exelis board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Exelis shareholders generally, including the treatment of Exelis stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] of this proxy statement/prospectus and Harris’ agreement to indemnify Exelis directors and officers against certain claims and liabilities.

The foregoing discussion in this section is not intended to be an exhaustive list of the information and factors considered by Exelis’ board of directors. The Exelis board of directors collectively reached the conclusion to adopt the merger agreement, the merger and all of the other transactions contemplated by the merger agreement and to recommended that the Exelis shareholders vote to approve the merger agreement in light of the various factors described above and other factors that the members of the Exelis board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Exelis board of directors considered in connection with its evaluation of the merger, the Exelis board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Exelis board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of Exelis’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus.

Opinion of J.P. Morgan

Effective October 1, 2014, Exelis retained J.P. Morgan as its financial advisor in connection with the proposed merger pursuant to an engagement letter dated January 9, 2015.

At the meeting of Exelis’ board of directors on February 5, 2015, J.P. Morgan rendered its oral opinion, subsequently confirmed in writing on the same day and prior to the execution of the merger agreement, to Exelis’ board of directors that, as of such date and based upon and subject to the factors, procedures, qualifications, limitations and assumptions set forth in its opinion, the consideration to be paid by Harris to the holders of shares of Exelis’ common stock pursuant to the merger agreement was fair, from a financial point of view, to such shareholders. No limitations were imposed by Exelis’ board of directors upon J.P. Morgan with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of J.P. Morgan, dated February 5, 2015, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by J.P. Morgan in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference and the description thereof herein is qualified in its entirety by reference thereto. Exelis’ shareholders are urged to read the opinion carefully and in its entirety. J.P. Morgan provided its opinion to Exelis’ board of directors in connection with, and for the purposes of, its evaluation of the transactions contemplated by the merger agreement. J.P. Morgan’s written opinion is addressed to Exelis’ board of directors, is directed only to the fairness of the consideration to be paid to the holders of shares of Exelis’ common stock pursuant to the merger agreement, and does not address any other matter. The issuance of J.P. Morgan’s opinion was approved by a fairness opinion committee of J.P. Morgan. J.P. Morgan’s opinion does not constitute a recommendation to any holder of shares of Exelis’ common stock as to how such shareholder should vote with respect to the transactions contemplated by the merger agreement or any other matter at the special meeting. The merger consideration to be paid to the holders of shares of Exelis’ common stock was determined through negotiations between Harris and Exelis, and the decision to approve and recommend the transactions contemplated by the merger agreement was made independently by the Exelis board of directors. J.P. Morgan’s opinion and financial analyses were among the many factors considered by the Exelis board of directors in its evaluation of the transactions contemplated by the merger agreement and should not be viewed as determinative of the views of the Exelis board of directors or management with respect to the merger consideration or the transactions contemplated by the merger agreement. The summary of J.P. Morgan’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft, dated February 5, 2015, of the merger agreement, which draft J.P. Morgan understood to be, and was in fact, substantially final;

•	reviewed certain publicly available business and financial information concerning Exelis and Harris and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•	compared the financial and operating performance of Exelis and Harris with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Exelis’ common stock, Harris’ common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and the financial projections by Exelis (as defined and described in the section entitled “Certain Exelis Financial Projections” beginning on page [—] of this proxy statement/prospectus), as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which are referred to in this section as synergies; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

J.P. Morgan also held discussions with certain members of the management of Exelis and Harris with respect to certain aspects of the merger, the past and current business operations of Exelis and Harris, the financial condition and future prospects and operations of Exelis and Harris, the effects of the merger on the financial condition and future prospects of Exelis and Harris and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Exelis or Harris or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan has not independently verified (nor has J.P. Morgan assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Exelis or Harris under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to it or derived therefrom, including the synergies, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Exelis and Harris to which such analyses or forecasts relate. Without limiting the analyses performed in reliance thereon, J.P. Morgan expressed no view as to such analyses or forecasts (including the synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement will have the tax consequences described in discussions with, and materials furnished to J.P. Morgan by, representatives of Exelis, and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by Exelis and Harris in the merger agreement and the related agreements are true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Exelis with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on Exelis or Harris or on the contemplated benefits of the merger, in each case, in any respect material to J.P. Morgan’s analysis.

The financial projections by Exelis (as defined and described in the section entitled “Certain Exelis Financial Projections” beginning on page [—] of this proxy statement/prospectus) were prepared by the management of Exelis. Exelis does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the merger, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections.

J.P. Morgan’s opinion is based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of shares of Exelis’ common stock in the proposed merger, and J.P. Morgan has expressed no opinion as to the fairness of the merger to, or any consideration paid in connection with the transaction to, the holders of any other class of securities, creditors or other constituencies of Exelis or the underlying decision by Exelis to engage in the merger. J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the merger consideration to be paid to the holders of shares of Exelis’ common stock pursuant to the merger agreement or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which Exelis’ common stock or Harris’ common stock will trade at any future time, whether before or after the closing of the merger.

J.P. Morgan was not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of Exelis or any other alternative transaction.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with providing its opinion to Exelis’ board of directors at its meeting on February 5, 2015. It does not purport to be a complete summary thereof. The financial analyses summarized below include information presented in tabular format. In order to fully understand J.P. Morgan’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Analysis of Exelis

Public Trading Multiples Analysis for Exelis. Using publicly available information, J.P. Morgan compared selected financial data of Exelis with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Exelis’ business or aspects thereof.

The companies selected by J.P. Morgan were as follows:

Defense

•	Lockheed Martin Corporation

•	General Dynamics Corporation

•	Raytheon Company

•	Northrop Grumman Corporation

•	L-3 Communications Holdings, Inc.

•	Harris

•	Huntington Ingalls Industries, Inc.

Service

•	Booz Allen Hamilton Inc.

•	Leidos, Inc.

•	CACI International Inc.

•	Science Applications International Corporation

•	ManTech International Corporation

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered comparable to those of Exelis based on sector participation, financial metrics and form of operations. However, certain of these companies may have characteristics that are materially different from those of Exelis. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Exelis.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available information as of February 5, 2015, and in all instances multiples were based on closing share prices on February 5, 2015. Among other calculations, the information J.P. Morgan calculated for each of the selected companies included:

•	Multiple of firm value, which is referred to in this section as FV (calculated as equity value plus total debt and other adjustments, including minority interests, net of cash and cash equivalents), to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) for calendar year 2016;

•	Multiple of adjusted firm value, which is referred to in this section as Adjusted FV (calculated as FV adjusted to include after-tax pension liability), to estimated EBITDAP (calculated as EBITDA plus pension expense less service cost) for calendar year 2016; and

•	Multiple of FAS/CAS adjusted firm value, which is referred to in this section as FAS/CAS Adjusted FV (calculated as FV adjusted to include 35% of the after-tax pension liability to capture the estimated non-recoverability of the portion of the pension liability related to certain non-defense employees within the Exelis pension plan, an approach to FV whereby the portion of the pension liability estimated to not be reimbursable under U.S. Government contracts is included in firm value, rather than the full pension liability calculated under the requirements of the financial accounting standards, which is referred to as FAS) to estimated FAS/CAS Adjusted EBITDAP (calculated as EBITDA plus pension expense, less estimated recoveries under the U.S. Government cost accounting standards, which is referred to as CAS) for calendar year 2016.

Results of the analysis were presented for the selected companies, as indicated in the following table:

Trading Multiples
	FV to EBITDA	Adjusted FV to EBITDAP	FAS/CAS Adjusted FV to FAS/CAS Adjusted EBITDAP
Defense
Low	7.3x	7.6x	7.8x
High	10.7x	11.7x	11.0x
Median	9.6x	9.4x	10.5x
Mean	9.2x	9.3x	9.8x

Service
Low	9.0x	9.0x	9.0x
High	10.4x	10.4x	10.4x
Median	9.4x	9.4x	9.4x
Mean	9.6x	9.6x	9.6x

Based on the results of this analysis of selected publicly traded companies, J.P. Morgan selected a multiple reference range of 8.0x - 9.5x for FV to calendar year 2016 EBITDA, a range of 8.5x - 10.0x for Adjusted FV to calendar year 2016 EBITDAP and a range of 8.5x - 10.5x for FAS/CAS Adjusted FV to calendar year 2016 FAS/CAS Adjusted EBITDAP. After applying such ranges to the appropriate metrics for Exelis based on Exelis’ Projections of Exelis (as defined in the section entitled “Certain Exelis Financial Projections” beginning on page [—] of this proxy statement/prospectus), the analysis indicated the following implied equity value per share ranges for Exelis’ common stock, rounded to the nearest $0.10:

Exelis Implied Equity Value Per Share Reference Ranges
	FV to EBITDA	Adjusted FV to EBITDAP	FAS/CAS Adjusted FV to FAS/CAS Adjusted EBITDAP
High	$25.40	$21.40	$22.90
Low	$21.40	$17.30	$18.10

The ranges of implied equity values per share for Exelis’ common stock were compared to (1) the closing price per share of Exelis common stock of $17.71 on February 5, 2015, the last trading day prior to the announcement of the merger, and (2) the implied value of the merger consideration of $23.75 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.1025 and the closing price per share of Harris common stock of $69.49 on February 5, 2015).

Selected Transaction Multiples Analysis for Exelis. Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to Exelis’ business or aspects thereof based on J.P. Morgan’s experience and familiarity with Exelis’ industry. The following transactions were selected by J.P. Morgan as relevant in evaluating the proposed transaction. Using publicly available information, J.P. Morgan calculated, for each selected transaction, the ratio of the target company’s FV to the target company’s EBITDA for the twelve-month period prior to the announcement date of the applicable transaction, which is referred to in this section as LTM EBITDA.

Announcement Date	Acquiror	Target	Transaction Multiple
October 2014	Engility Corporation	TASC, Inc.	12.2x (7.9x*)

December 2013	Engility Corporation	Dynamic Research Corporation	8.0x

October 2013	CACI International Inc.	Six3 Systems, Inc.	13.4x

December 2011	L-3 Communications Holdings	Kollmorgen Electro-Optical	7.3x

September 2011	Axa Private Equity	Photonis	8.4x

April 2011	Providence Equity Partners Inc.	SRA International Inc.	12.0x

February 2011	Kratos Electronic Products	Herley Industries Inc.	8.9x

*	Transaction multiple is 7.9x after adjusting for net present value of TASC, Inc. tax assets.

J.P. Morgan’s analysis resulted in a median FV to LTM EBITDA multiple for the selected transactions of 8.9x and a range of FV to LTM EBITDA multiples of 7.3x to 13.4x for the selected transactions.

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate, J.P. Morgan selected a multiple reference range of 7.0x - 9.0x for FV to LTM EBITDA for Exelis. After applying such range to the appropriate metrics for Exelis, the analysis indicated the following range of implied equity value per share for Exelis’ common stock, rounded to the nearest $0.10:

Exelis Implied Equity Value Per Share Reference Range
FV to LTM EBITDA
High	$23.00
Low	$17.80

The range of implied equity values per share for Exelis’ common stock was compared to (1) the closing price per share of Exelis common stock of $17.71 on February 5, 2015, the last trading day prior to the announcement of the merger, and (2) the implied value of the merger consideration of $23.75 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.1025 and the closing price per share of Harris common stock of $69.49 on February 5, 2015).

Discounted Cash Flow Analysis for Exelis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Exelis’ common stock on a stand-alone basis. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those future cash flows by calculating their present value. The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, changes in net working capital, and certain other cash expenses as applicable. “Present value” refers to the current value of the cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

J.P. Morgan calculated the present value of unlevered free cash flows that Exelis is expected to generate (1) during the second six months of calendar year 2015 through the end of calendar year 2019 based upon Exelis’ Projections of Exelis and (2) during the calendar years 2020 through 2024 based upon extrapolations from Exelis’ Projections of Exelis that were reviewed and approved by Exelis’ management for J.P. Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan calculated a range of terminal values for Exelis during the final year of the ten-year period ending 2024 by applying a terminal growth rate ranging from 1.5% to 2.5% to Exelis’ 2024 unlevered free cash flow. The unlevered free cash flows and the range of terminal values for Exelis were then discounted to present values using a range of discount rates from 7.5% to 8.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Exelis.

J.P. Morgan calculated the present value of unlevered free cash flows using two separate methodologies for accounting for the value of the Exelis underfunded pension and certain other liabilities relating to post-employment benefits, which is referred to in this section as OPEB:

•	The present value of unlevered free cash flows with pension and OPEB related cash flows included in the unlevered free cash flows, which is referred to in this section as DCF, Pension Included in Cash Flows; and

•	The present value of unlevered free cash flows with pension and OPEB related cash flows excluded from unlevered free cash flows, with the present value of unlevered free cash flows adjusted to subtract the value of Exelis pension and OPEB liability on an after-tax basis, which is referred to in this section as DCF, Pension Treated as Debt.

The implied equity values for Exelis were divided by the number of fully diluted shares of common stock of Exelis outstanding to arrive at the following reference ranges of implied equity values per share for Exelis’ common stock as follows, rounded to the nearest $0.10:

Exelis Implied Equity Value Per Share Reference Ranges
	DCF, Pension Included in Cash Flows	DCF, Pension Treated as Debt
High	$27.70	$22.80
Low	$21.20	$16.20

The ranges of implied equity values per share for Exelis’ common stock were compared to (1) the closing price per share of Exelis common stock of $17.71 on February 5, 2015, the last trading day prior to the announcement of the merger, and (2) the implied value of the merger consideration of $23.75 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.1025 and the closing price per share of Harris common stock of $69.49 on February 5, 2015).

Other Information

Historical Trading Range for Exelis. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the 52-week trading range of Exelis common stock prior to February 5, 2015, which was $14.85 per share to $20.01 per share, as compared to (1) the closing price per share of Exelis common stock of $17.71 on February 5, 2015, the last trading day prior to the announcement of the merger, and (2) the implied value of the merger consideration of $23.75 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.1025 and the closing price per share of Harris common stock of $69.49 on February 5, 2015).

Analyst Price Targets for Exelis. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan also reviewed certain publicly available equity research analyst share price targets for Exelis common stock and noted that the range of such price targets was $17.00 per share to $22.00 per share with a median of $19.00 per share, as compared to (1) the closing price per share of Exelis common stock of $17.71 on February 5, 2015, the last trading day prior to the announcement of the merger, and (2) the implied value of the merger consideration of $23.75 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 0.1025 and the closing price per share of Harris common stock of $69.49 on February 5, 2015).

Analysis of Harris

Public Trading Multiples Analysis for Harris. Using publicly available information, J.P. Morgan compared selected financial data of Harris with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Harris’ business or aspects thereof.

The companies selected by J.P. Morgan were as follows:

•	Lockheed Martin Corporation

•	General Dynamics Corporation

•	Raytheon Company

•	Northrop Grumman Corporation

•	L-3 Communications Holdings, Inc.

•	Exelis

•	Huntington Ingalls Industries, Inc.

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered comparable to those of Harris based on sector participation, financial metrics and form of operations. However, certain of these companies may have characteristics that are materially different from those of Harris. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Harris.

For each company listed above, J.P. Morgan calculated and compared various financial multiples and ratios based on publicly available information as of February 5, 2015, and in all instances multiples were based on closing share prices on February 5, 2015. Among other calculations, the information J.P. Morgan calculated for each of the selected companies included the multiple of FV to estimated EBITDA for calendar year 2016. Results of the analysis were presented for the selected companies, as indicated in the following table:

Trading Multiples
FV to EBITDA
Low	6.8x
High	10.7x
Median	9.6x
Mean	9.0x

Based on the results of this analysis, J.P. Morgan selected a multiple reference range of 8.0x - 9.5x for FV to calendar year 2016 EBITDA. After applying such range to the appropriate metrics for Harris based on Exelis’ Adjusted Projections of Harris (as defined and described in the section entitled “Certain Exelis Financial Projections” beginning on page [—] of this proxy statement/prospectus), the analysis indicated the following implied equity value per share range for Harris’ common stock, rounded to the nearest $0.10:

Harris Implied Equity Value Per Share Reference Range
FV to EBITDA
High	$84.00
Low	$69.30

The range of implied equity values per share for Harris’ common stock was compared to the closing price per share of Harris common stock of $69.49 on February 5, 2015, the last trading day prior to the announcement of the merger.

Discounted Cash Flow Analysis for Harris. J.P. Morgan also conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for Harris’ common stock on a stand-alone basis. J.P. Morgan calculated the present value of unlevered free cash flows that Harris is expected to generate (1) during Harris’ 2016 through 2020 fiscal years based upon Exelis’ Adjusted Projections of Harris (as defined and described in the section entitled “Certain Exelis Financial Projections” beginning on page [—] of this proxy statement/prospectus) and (2) during Harris’ 2021 through 2024 fiscal years based upon extrapolations from Exelis’ Adjusted Projections of Harris that were reviewed and approved by Exelis’ management for J.P.

Morgan’s use in connection with its financial analyses and rendering its fairness opinion. J.P. Morgan calculated a range of terminal values for Harris during the final year of the ten-year period ending 2024 by applying a terminal growth rate ranging from 1.5% to 2.5% to Harris’ 2024 unlevered free cash flow. The unlevered free cash flows and the range of terminal values for Harris were discounted to present values using a range of discount rates from 7.75% to 8.75%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Harris.

The implied equity values for Harris were divided by the number of fully diluted shares of common stock of Harris outstanding to arrive at the following reference range of implied equity values per share for Harris’ common stock as follows, rounded to the nearest $0.10:

Harris Implied Equity Value Per Share Range
DCF
High	$94.30
Low	$71.40

The range of implied equity values per share for Harris’ common stock was compared to the closing price per share of Harris common stock of $69.49 on February 5, 2015, the last trading day prior to the announcement of the merger.

Other Information

Historical Trading Range for Harris. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the 52-week trading range of Harris common stock prior to February 5, 2015, which was $60.78 per share to $79.32 per share, as compared to the closing price per share of Harris common stock of $69.49 on February 5, 2015, the last trading day prior to the announcement of the merger.

Analyst Price Targets for Harris. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed certain publicly available equity research analyst share price targets for Harris common stock and noted that the range of such price targets was $63.00 per share to $83.00 per share with a median of $71.00 per share, as compared to the closing price per share of Harris common stock of $69.49 on February 5, 2015, the last trading day prior to the announcement of the merger.

Other Analysis

Relative Implied Exchange Ratio Analysis. Based upon the implied equity values per share for Exelis and Harris calculated in the Public Trading Multiples Analysis and Discounted Cash Flow Analysis sections for Exelis and Harris described above, J.P. Morgan calculated a range of implied exchange ratios of a share of Exelis’ common stock (after an adjustment for the cash consideration of $16.625 per share of Exelis common stock as provided for in the merger consideration) to a share of Harris’ common stock, as shown in the table below. For each comparison, J.P. Morgan compared the highest equity value per share for Exelis, after adjusting for $16.625 per share of cash consideration, to the lowest equity value per share for Harris to derive the highest exchange ratio implied by each set of reference ranges. J.P. Morgan also compared the lowest equity value per share for Exelis, after adjusting for $16.625 per share of cash consideration, to the highest equity value per share for Harris to derive the lowest exchange ratio implied by each set of reference ranges. The implied exchange ratios resulting from J.P. Morgan’s analysis were:

Range of Implied Exchange Ratios
	Low	High
Public Trading Multiples Analysis
FV to EBITDA	0.057x	0.127x
Adjusted FV to EBITDAP	0.008x	0.069x
FAS/CAS Adjusted FV to FAS/CAS Adjusted EBITDAP	0.018x	0.091x
Discounted Cash Flow Analysis
DCF, Pension Included in Cash Flows	0.049x	0.155x
DCF, Pension Treated as Debt	0.000x	0.086x

The implied exchange ratios for Exelis and Harris were compared to (1) the proposed exchange ratio of a share of Exelis’ common stock for a share of Harris’ common stock in the transaction of 0.1025x and (2) the exchange ratio of a share of Exelis’ common stock for a share of Harris’ common stock of 0.0156x, based on the respective closing prices per share on February 5, 2015 after adjustment for the cash consideration of $16.625 per Exelis common share.

Value Creation Analysis. J.P. Morgan reviewed certain analyses of the potential value created by the merger for the existing holders of shares of Exelis’ common stock that compared the estimated implied equity value per share of Exelis’ common stock on a standalone basis based on the midpoint value determined by J.P. Morgan’s discounted cash flow analysis described above in “Discounted Cash Flow Analysis for Exelis” to the sum of (x) the implied equity value per share of Exelis’ shareholders’ ownership in the pro forma combined company and (y) the cash consideration per share to be received by Exelis’ shareholders in the transaction. J.P. Morgan determined the pro forma combined company implied equity value by calculating: (1) the sum of (a) the implied equity value of Harris using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above in “Discounted Cash Flow Analysis for Harris”, (b) the implied equity value of Exelis using the midpoint value determined in J.P. Morgan’s discounted cash flow analysis described above in “Discounted Cash Flow Analysis for Exelis” and (c) 100% of the estimated present value of the synergies, net of implementation costs, taxes and implementation capital expenditures, discounted to present value using a discount rate of 8.0% and a terminal growth rate of 2.0%, less (2) the sum of (a) the cash consideration to be paid to the holders of Exelis’ common stock in the transaction, (b) the estimated payments required to fund the excess benefit plan liability resulting from the transaction, and (c) the estimated transaction fees and expenses relating to the transaction provided to J.P. Morgan by the management of Exelis. The value creation analyses indicated that the transaction would create value for the holders of Exelis’ common shares as opposed to the standalone equity value of Exelis. There can be no assurance, however, that the synergies, transaction-related expenses and other impacts will not be substantially greater or less than those estimated by Exelis’ management and described above.

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to Exelis, and none of the selected transactions reviewed was identical to the merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of Exelis. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Exelis and the transactions compared to the merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected on the basis of such experience and its familiarity with Exelis to advise Exelis in connection with the transactions contemplated by the merger agreement and to deliver a fairness opinion to the Exelis board of directors addressing the fairness, from a financial point of view, of the merger consideration to the holders of shares of Exelis common stock in the merger as of the date of such opinion.

For financial advisory services rendered in connection with the transactions contemplated by the merger agreement (including the delivery of its opinion), Exelis has agreed to pay J.P. Morgan a fee based on a percentage of the total transaction value which is expected to be approximately $19 million based on the trading price of Harris common stock at the close of business on February 27, 2015, $2 million of which was payable upon the delivery by J.P. Morgan of its opinion, and the remainder of which is due upon the consummation of the merger. In the event that the merger is not consummated and Exelis receives any payment pursuant to the termination, abandonment or failure to occur of the proposed merger, Exelis will pay J.P. Morgan a fee equal to 25% of any such payment (less any of the above fees already paid by Exelis), but in no event will the payment to J.P. Morgan exceed the fee that would have been paid if the transaction had been consummated. In addition, Exelis has agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with its services, including the reasonable fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

During the two years preceding the date of delivery of its opinion, neither J.P. Morgan nor any of its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with Harris. During such period, J.P. Morgan and its affiliates have provided treasury services to Harris, for which J.P. Morgan and such affiliates have received customary compensation or other financial benefits. Total fees for such services were approximately $1 million during the two-year period preceding the date of delivery of this opinion.

During the two years preceding the delivery of the opinion, J.P. Morgan and its affiliates have had commercial or investment banking relationships with Exelis, for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to Exelis on the separation of its former Mission Systems Government Services business into Vectrus, Inc. in September 2014, and acting as joint lead arranger, joint bookrunner and agent on Exelis’ facility agreement in December 2014. Total fees for such services were approximately $16 million during the two-year period preceding the date of delivery of this opinion.

In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Exelis, for which it receives customary compensation or other financial benefits. During the two years preceding the delivery of the opinion, J.P. Morgan and its affiliates have provided asset management services to Exelis, for which J.P. Morgan and such affiliates have received customary compensation or other financial benefits. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Exelis or Harris for J.P. Morgan’s own account or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities.

Certain Exelis Financial Projections

During the course of the negotiations between Harris and Exelis, each of Harris and Exelis supplied the other with certain business and financial information that was not publicly available. Exelis provided the Exelis board of directors, J.P. Morgan, Morgan Stanley and Harris with certain financial projections which were prepared by, and are the responsibility of, management of Exelis, which we refer to in this section as the financial projections by Exelis. The financial projections by Exelis relating to Harris’ future performance were not prepared, reviewed or adopted by Harris management. The financial projections by Exelis were prepared based on Harris and Exelis as standalone entities and do not reflect any potential synergies resulting from, or any other aspects of, the merger, and are not intended to be added together, and adding together the financial projections by Exelis for the two companies would not represent the results Harris and the surviving corporation will achieve if the merger is completed and does not represent forward looking financial information for Harris and the surviving corporation. The information in the financial projections by Exelis relating to Exelis’ business was prepared on a basis consistent with the historical accounting policies included in the section entitled “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” contained in Exelis’ Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference in this proxy statement/prospectus. For more information, see the section entitled “Where You Can Find More Information” beginning on page [—].

Exelis does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Exelis has prepared the prospective financial information set forth below to assist the Exelis board of directors in its evaluation of the merger. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Exelis’ management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments at the time of preparation, and presents as of the time of preparation, to the best of management’s knowledge and belief, the reasonable projections of the future financial performance of Harris or Exelis. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. Neither the Harris’ or Exelis’ independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

While presented with numerical specificity, the financial projections by Exelis are based upon a variety of estimates and assumptions relating to the businesses of Harris and Exelis that are inherently uncertain, though considered reasonable by Exelis’ management as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, competition, and the risks discussed in this proxy statement/prospectus under the section entitled “Risk Factors” beginning on page [—]. There can be no assurance that the projections will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which financial projections by Exelis relate, the more unreliable the projections become.

Readers of this proxy statement/prospectus should not place undue reliance on the financial projections by Exelis. Neither Exelis, Harris nor any other person has made or makes any representation to any shareholder or stockholder, or any other party, regarding the information included in these projections. The inclusion of financial projections by Exelis in this proxy statement/prospectus should not be regarded as an indication that Harris, Exelis or their respective representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. Management of Harris and Exelis have prepared from time to time in the past, and will continue to prepare in the future, internal financial forecasts that reflect various estimates and assumptions that change from time to time. Accordingly, the financial projections by Exelis used in conjunction with the merger may differ from these forecasts.

EXCEPT TO THE EXTENT REQUIRED BY LAW, NONE OF HARRIS, EXELIS OR THEIR RESPECTIVE DIRECTORS OR OFFICERS INTEND TO UPDATE OR REVISE THE FINANCIAL PROJECTIONS BY EXELIS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE THEY WERE PREPARED OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT SOME OR ALL OF THE ASSUMPTIONS ARE SHOWN TO BE INACCURATE OR ERRONEOUS. THE ASSUMPTIONS MAY BE INACCURATE OR ERRONEOUS AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS.

As referred to below, earnings before interest, taxes, depreciation and amortization, which is referred to in this section as EBITDA, is a financial measure commonly used in Exelis’ industry but is not defined under GAAP. EBITDA should not be considered in isolation or as a substitute for net income, operating income, cash flows from operating activities or any other measure of financial performance presented in accordance with GAAP or as a measure of a company’s profitability or liquidity. Because EBITDA excludes some, but not all, items that affect net income, this measure may vary among companies, including Exelis. The EBITDA data presented below may not be comparable to similarly titled measures of other companies, including Harris. Exelis’ management believes that EBITDA is a meaningful measure to investors and provides additional information about their ability to meet future liquidity requirements for debt service, capital expenditures and working capital. In addition, Exelis’ management believes that EBITDA is a useful comparative measure of operating performance and liquidity. For example, debt levels, credit ratings and, therefore, the impact of interest expense on earnings vary significantly between companies. Similarly, the tax positions of individual companies can vary because of their differing abilities to take advantage of tax benefits, with the result that their effective tax rates and tax expense can vary considerably. Finally, companies differ in the age and method of acquisition of productive assets, and thus the relative costs of those assets, as well as in the depreciation or depletion (straight-line, accelerated, units of production) method, which can result in considerable variability in depletion, depreciation and amortization expense between companies. Thus, for comparison purposes, Exelis’ management believes that EBITDA can be useful as an objective and comparable measure of operating profitability and the contribution of operations to liquidity because it excludes these elements.

EXELIS DOES NOT INTEND TO UPDATE THESE PROJECTIONS, INCLUDING IN RESPECT OF THE PERIOD WHEN THEY WERE PROVIDED TO HARRIS AND THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, OR TO MAKE OTHER PROJECTIONS PUBLIC IN THE FUTURE.

Unaudited Exelis Projections

Although Exelis periodically may issue limited guidance to investors concerning its expected financial performance, Exelis does not as a matter of course publicly disclose detailed financial forecasts. However, in connection with the negotiation of the merger, Exelis provided to J.P. Morgan, Morgan Stanley and Harris certain non-public financial forecasts for the years that end on December 31, 2014, 2015, 2016 and 2017, which are referred to as Exelis’ 2014 – 2017 Projections of Exelis. The management of Exelis originally prepared Exelis’ 2014 – 2017 Projections of Exelis for the Exelis board of directors as part of the annual, ordinary course Integrated Business Planning Process, which is referred to as IBPP, and updated such projections in connection with the valuation work performed to assist in the Exelis board of directors’ evaluation of the merger. The management of Exelis prepared certain non-public financial projections for the years that end on December 31, 2018 and 2019, which are referred to as Exelis’ 2018 – 2019 Projections of Exelis. The management of Exelis also prepared Exelis’ 2018 – 2019 Projections of Exelis for the Exelis board of directors in connection with valuation work performed to assist in the Exelis board of directors’ evaluation of the merger. Exelis’ 2014 – 2017 Projections of Exelis and Exelis’ 2018 – 2019 Projections of Exelis are collectively referred to as Exelis’ Projections of Exelis.

Exelis’ Projections of Exelis:

•	were based upon numerous assumptions, as further described below, many of which are beyond the control of Exelis and may not prove to be accurate;

•	for the years that end on December 31, 2014, 2015, 2016 and 2017 were originally developed as part of the annual, ordinary course IBPP and were updated in connection with the valuation work performed to assist in its evaluation of the merger;

•	for the years that end on December 31, 2018 and 2019 were originally developed during the course of valuation work performed to assist in the Exelis board of directors’ evaluation of the merger;

•	do not necessarily reflect current estimates or assumptions management of Exelis may have about prospects for Exelis’ businesses, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared;

•	are not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, Exelis’ Projections of Exelis will be achieved.

•	The key assumptions underlying Exelis’ Projections of Exelis include:

•	Sequestration level of U.S. government spending;

•	Organic activity only—there is no mergers and acquisitions activity assumed;

•	Exelis’ 2018 – 2019 Projections of Exelis were projected based on conservative assumptions for revenue growth;

•	Consistent program performance and cost initiatives maintain operating margins throughout the plan period; and

The following pension assumptions:

•	an increasing interest rate environment over the plan period;

•	continuation of risk reduction in the master trust asset allocation leading to reduced expected returns over the plan period; and

•	only minimum required pension contributions are being made to qualified plans in accordance with the provisions of the 2012 Moving Ahead for Progress in the 21st Century Act as adjusted by the Highway and Transportation Funding Act of 2014.

The following information was included in Exelis’ 2014 – 2017 Projections of Exelis provided by Exelis management to J.P. Morgan, Morgan Stanley, Harris and the Exelis board of directors:

Exelis’ Adjusted Projections of Exelis

($ in millions)	Forecast CY 2014 (1)	Forecast CY 2015	Forecast CY 2016	Forecast CY 2017
Revenue	$3,277	$3,325	$3,310	$3,397
EBITDA	$514	$529	$538	$541

(1)	Exelis’ Projections of Exelis for the year ending December 31, 2014 relate only to continuing operations and exclude costs related to Exelis’ spin-off of Vectrus, Inc.

The following information was included in Exelis’ Projections of Exelis provided by Exelis management to J.P. Morgan and the Exelis board of directors:

Exelis’ Adjusted Projections of Exelis

($ in millions)	Forecast CY 2014 (1)	Forecast CY 2015	Forecast CY 2016	Forecast CY 2017	Forecast CY 2018	Forecast CY 2019
Revenue	$3,277	$3,325	$3,310	$3,397	$3,430	$3,465
EBITDA	$514	$529	$538	$541	$547	$552

(1)	Exelis’ Projections of Exelis for the year ending December 31, 2014 relate only to continuing operations and exclude costs related to Exelis’ spin-off of Vectrus, Inc.

Exelis’ Unaudited Projections of Harris

In connection with the evaluation of the merger, Harris’ management made available to Exelis’ management, the Exelis board of directors and J.P. Morgan certain unaudited prospective financial information for Harris that consisted of (i) financial information for the fiscal year that ends on the Friday closest to June 30, 2015 that was consistent with guidance given by Harris to investors on October 28, 2014, and described in Items 2.02 and 7.01 of Harris’ Current Report on Form 8-K filed on October 28, 2014; (ii) analyst estimates of revenue and earnings per share published by First Call for Harris’ fiscal years that end on the Friday closest to June 30, 2015 and 2016; and (iii) directional financial trend information for the fiscal year that ends on the Friday closest to June 30, 2016 that was consistent with the analyst estimates. Based on such information, Exelis’ management made certain assumptions based on a conservative view of Harris’ past performance and prepared its own projections for Harris for the fiscal years that end on the Friday closest to June 30, 2015, 2016, 2017, 2018, 2019 and 2020, which are referred to as Exelis’ Adjusted Projections of Harris. Exelis’ Adjusted Projections of Harris were provided to the Exelis board of directors and reviewed and approved by Exelis’ management for use by J.P. Morgan in J.P. Morgan’s financial analysis and opinion. Exelis’ Adjusted Projections of Harris were not prepared, reviewed or adopted by Harris’ management.

The following information was included in Exelis’ Adjusted Projections of Harris provided by Exelis’ management to J.P. Morgan and the Exelis board of directors:

Exelis’ Adjusted Projections of Harris

($ in millions)	Forecast FY 2015	Forecast FY 2016	Forecast FY 2017	Forecast FY 2018	Forecast FY 2019	Forecast FY 2020
Revenue	$4,863	$4,930	$5,008	$5,132	$5,259	$5,390
EBITDA	$1,076	$1,071	$1,067	$1,076	$1,091	$1,111

Harris’ Reasons for the Merger

In reaching its decision to approve the entry into the merger agreement and the transactions contemplated thereby, the Harris board, as described above in the section entitled “Background of the Merger,” held a number of meetings, consulted with Harris’ senior management and its legal and financial advisors, Sullivan & Cromwell and Morgan Stanley, respectively, and considered the business, assets and liabilities, results of operations, financial performance, strategic direction and prospects of Exelis and determined that the merger was in the best interests of Harris. At its meeting held on February 5, 2015, after due consideration and consultation with Harris’ management and legal and financial advisors, the Harris board unanimously authorized and approved entry into the merger agreement and the transactions contemplated thereby and authorized the issuance of Harris common stock pursuant to the merger agreement. In making its determination, the Harris board focused on a number of factors, including the following:

•	Harris expects that the combination of Harris and Exelis will enhance Harris’ position as a leading provider of mission-critical solutions and services to government and commercial markets;

•	the combination is expected to bring together complementary technologies and capabilities that strengthen Harris’ core franchises in space and intelligence, advanced weather systems, tactical communications and air traffic management;

•	the merger represents an opportunity for Harris to build a stronger platform for growth through the inclusion of certain of Exelis’ technologies, value-added service offerings, and international channels;

•	the merger provides Harris with the opportunity to create scale and improve its competitive position in the government market and to create a more balanced earnings profile, with tactical communications accounting for a smaller portion of consolidated profits;

•	the merger offers an opportunity for Harris to achieve substantial cost synergies, primarily through consolidation of headquarters and public company costs, manufacturing and supply chain program efficiencies, and overhead reduction and other functional efficiencies; Harris management is confident they can achieve run rate cost synergies of $100 million to $120 million net of what is returned to customers through cost-plus contracts and fixed-price contracts that periodically reset;

•	Harris expects that the merger will be accretive to its earnings per share in the first full year after completion of the merger and accretive to its free cash flow per share by the fourth year after the completion of the merger, with free cash flow approaching $1 billion at that time;

•	the combined company’s optimized R&D portfolio will help drive greater R&D productivity and innovation for its customers;

•	the per share merger consideration, the fact that the stock consideration is fixed, and the resulting percentage ownership interest that current Exelis shareholders would have in Harris following the merger;

•	the terms and conditions of the merger agreement, including the conditions to the completion of the merger; the provisions which prohibit Exelis from soliciting other acquisition offers; the circumstances under which the merger agreement could be terminated and the impact of such a termination; and the potential payment by Exelis of a termination fee of $138.42 million;

•	historical information concerning Harris’ and Exelis’ respective businesses, financial condition, results of operations, earnings, technology positions, managements, competitive positions and prospects on a stand-alone basis and forecasted combined basis;

•	the advice of Harris’ financial advisor, Morgan Stanley, concerning the financial merits of the merger;

•	availability of financing for the cash portion of the purchase price, including a financing commitment for a $3.4 billion senior unsecured bridge term loan credit facility;

•	the current and prospective business environment in which Harris and Exelis operate, including international, national and local economic conditions, the competitive and regulatory environment, and the likely effect of these factors on Harris and the combined company;

•	the expectation that the merger could be completed within a reasonable time frame;

•	the impact of the merger on the customers and employees of Harris; and

•	the belief of Harris’ management that the merger would be approved by the requisite authorities, without the imposition of conditions sufficiently material to preclude the merger, and would otherwise be consummated in accordance with the terms of the merger agreement.

The Harris board also considered a number of potentially negative factors in its deliberations concerning the merger agreement, including:

•	the risk that, because the stock consideration under the merger agreement would not be adjusted for changes in the market price of Harris common stock or Exelis common stock, the value of the per share merger consideration to be paid to holders of shares of Exelis common stock upon the consummation of the merger could be significantly more than the value of the per share merger consideration immediately prior to the announcement of the proposed merger;

•	the risk that the merger might not receive all necessary regulatory approvals, or that any governmental entity could attempt to condition their approval of the merger on the companies’ compliance with certain conditions, including the divestiture of assets;

•	the risk that Exelis’ financial performance may not meet Harris’ expectations;

•	the difficulties and management challenges inherent in completing the merger and integrating the businesses, operations and workforce of Exelis with those of Harris and the possibility of encountering difficulties in achieving expected growth and cost savings;

•	the risk that increased indebtedness resulting from the financing for the merger could adversely affect Harris’ business, increase Harris’ vulnerability to sustained, adverse macroeconomic weakness and limit Harris’ ability to obtain further financing and pursue certain operational and strategic opportunities; and

•	the risk associated with expansion by Harris into new business areas, and the risk that failure to retain key Exelis personnel may make integration of such businesses challenging.

The foregoing discussion of the information and factors that the Harris board considered is not intended to be exhaustive, but rather is meant to include the material factors that the Harris board considered. The Harris board collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Harris board believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Harris board considered in connection with its evaluation of the merger, the Harris board did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Harris board. In considering the factors discussed above, individual directors may have given different weights to different factors.

The foregoing description of Harris’ consideration of the factors supporting the merger is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page [—] of this proxy statement/prospectus.

Financing of the Merger and Indebtedness Following the Merger

Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under the bridge facility described below.

In connection with the merger, Harris entered into financing commitments for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $3.4 billion, which is referred to as the bridge facility, for the purpose of financing a portion of the cash consideration and other amounts payable under the terms of the merger agreement and paying fees and expenses associated with the merger. Harris subsequently entered into the new $1.3 billion term loan facility, which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion.

The funding of the bridge facility is subject to Harris’ compliance with customary terms and conditions precedent for such borrowing as set forth in the commitment letter including, among others:

•	the execution and delivery by Harris of definitive documentation consistent with the commitment letter;

•	that the merger has been, or substantially concurrently with the funding under the bridge facility is, consummated in accordance with the terms of the merger agreement;

•	the absence of an event or condition that has resulted or would be reasonably likely to result in a material adverse effect on Exelis;

•	the absence of certain defaults or events of default; and

•	delivery of certain customary closing documents and satisfaction of other customary closing conditions.

To the extent drawn upon, the bridge facility will bear interest at a rate per annum equal to, at Harris’ election:

•	LIBOR plus an applicable LIBOR margin, which varies from 1.125% to 3.000% depending on Harris’ debt rating and for how long the bridge facility is outstanding; or

•	a base rate that is customary for financings like the bridge facility plus an applicable base rate margin that is equal to the relevant applicable LIBOR margin minus 1.00%.

The loans under the bridge facility will be made in a single drawing by Harris. The bridge facility will mature and be payable in full on the date that is 364 days after the closing date. Any undrawn commitments under the bridge facility will automatically be terminated on the closing date.

The bridge facility contains representations, warranties and covenants that are substantially similar to Harris’ existing revolving credit agreement, which was previously filed as Exhibit 10.1 to Harris’ Current Report on Form 8-K filed with the SEC on October 4, 2012, as amended by Amendment No. 1 thereto, which was previously filed as Exhibit 10.1 to Harris’ Current Report on Form 8-K filed with the SEC on March 3, 2015. The covenants include covenants related to delivery of financial statements, delivery of notices of default, compliance with laws, covenants to secure obligations equally, maintenance of properties and insurance, payment of taxes and other claims, compliance with the Patriot Act, the U.S. Office of Foreign Asset Control, the Foreign Corrupt Practices Act and anti-money laundering laws and other customary covenants. The bridge facility also contains covenants that, subject to certain exceptions, qualifications and “baskets,” generally will limit the Borrower’s ability to create liens, enter into a merger, consolidate and sell assets, engage in sale-leasebacks, make investments and enter into hedging transactions. The bridge facility also contains a financial covenant applicable following the closing date requiring Harris to comply at all times with a specified debt to capital ratio based on results for the 12-month period ended on the date of determination of such specified debt to capital ratio.

Subsequent to entering into the bridge facility commitment letter, Harris entered into a new senior unsecured term loan facility in an aggregate principal amount of $1.3 billion, which is referred to as the term loan facility, and which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion. Harris anticipates that some or all of the remaining $2.1 billion of financing commitments for the bridge facility will be replaced by a combination of borrowings under a revolving credit facility and the issuance of debt securities by Harris. There can be no assurance that such replacement financing will be obtained. Harris’ ability to obtain additional debt financing will be subject to various factors, including market conditions, operating performance and credit ratings. For a description of certain risks associated with the financing of the merger, see “Risk Factors—Risks Relating to the Merger—Harris may not be able to obtain financing to pay the cash portion of the merger consideration” beginning on page [—] of this proxy statement/prospectus.

Closing and Effective Time of the Merger

Unless the parties otherwise mutually agree in writing, the closing will occur on the third business day after all conditions to the closing are satisfied or (to the extent permitted by law) waived (other than those conditions that by their nature must be satisfied or waived at the closing, but subject to the fulfillment or (to the extent permitted by law) waiver of such conditions). Subject to the satisfaction or waiver of the conditions to the closing described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page [—] of this proxy statement/prospectus, including the approval of the merger agreement by Exelis shareholders at the special meeting, it is anticipated that the merger will close in the second quarter of 2015. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

At the closing, the parties will cause the merger to be consummated by filing articles of merger with the Secretary of State of the State of Indiana, which is referred to as the articles of merger, and the merger will become effective at such time of filing or at such later time as the parties may mutually agree in writing and specified in the articles of merger.

Regulatory Approvals

The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the FTC and the DOJ and the applicable waiting period (or any extensions thereof) has expired or been terminated. Exelis also holds a significant number of FCC licenses authorizing the operation of radio systems that are used for various internal communication systems. Pursuant to the Communications Act of 1934, the prior approval of the FCC must be secured before a transfer of control can be consummated involving a company that holds one or more such FCC licenses. As of April 7, 2015, the FCC has consented to all of the transfer of control applications.

On February 24, 2015, Exelis and Harris filed with the DOJ and the FTC notification and report forms, which are referred to as the initial filing, under the HSR Act with respect to the proposed merger. On March 20, 2015, Harris withdrew the initial filing, and on March 24, 2015, Harris re-filed the notification and report form with the DOJ and the FTC. Due to the re-filing, the waiting period under the HSR Act is currently scheduled to expire on April 23, 2015, unless otherwise extended or terminated.

At any time before or after consummation of the merger, notwithstanding the termination of the waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under the antitrust laws as each deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger or seeking divestiture of substantial assets of Exelis and Harris. Private parties also may seek to take legal action under the antitrust laws under certain circumstances.

There can be no assurance that the DOJ, the FTC or any other governmental entity or any private party will not attempt to challenge the merger on antitrust or competition grounds, and, if such a challenge is made, there can be no assurance as to its result. Under the merger agreement, Harris and Exelis generally must use their respective reasonable best efforts to obtain all regulatory approvals required to complete the merger. However, in order to obtain such regulatory approvals, Harris is not required under the merger agreement to propose, negotiate, commit to, consent to, or effect, by consent decree, hold separate order, or otherwise, the sale, transfer, license, lease, divestiture, disposition or any other encumbrance of any assets, licenses, operations, rights, product lines, businesses or interest therein of Harris, Exelis or any of their respective affiliates, other than, to the extent required to satisfy certain closing conditions prior to the termination date, the sale, transfer, license, lease, divestiture, disposition or other encumbrance of Exelis’ tactical communications systems business unit’s operations to the extent involving sales to the U.S. Department of Defense. For a description of the parties’ obligations with respect to regulatory approvals related to the merger, see the section entitled “The Merger Agreement—Antitrust Approval; Further Action” beginning on page [—] of this proxy statement/prospectus.

Ownership of Harris After the Merger

Based on the number of shares of Exelis common stock outstanding as of [—], 2015, Harris expects to issue an aggregate of approximately [—] shares of Harris common stock to Exelis shareholders in the merger. The actual number of shares of Harris common stock to be issued pursuant to the merger will be determined at the effective time based on the exchange ratio of 0.1025 and the number of shares of Exelis common stock outstanding at that time. Based on the number of shares of Exelis common stock outstanding as of [—], 2015, it is expected that after the completion of the merger, there will be outstanding approximately [—]shares of Harris common stock, and that the shares of Harris common stock to be issued to Exelis shareholders in the merger will represent approximately [—]% of the total issued and outstanding shares of Harris common stock after the merger.

Federal Securities Law Consequences

Pending the effectiveness of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, shares of Harris common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Harris common stock issued to any Exelis shareholder who may be deemed an “affiliate” of Harris after the completion of the merger. This proxy statement/prospectus does not cover resales of Harris common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale of Harris common stock.

Accounting Treatment

Harris prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. Harris will be treated as the acquiror for accounting purposes.

NYSE Market Listing

The shares of Harris common stock to be issued in the merger will be listed for trading on the NYSE.

Delisting and Deregistration of Exelis Common Stock

If the merger is completed, Exelis common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Exelis will no longer be required to file periodic reports with the SEC with respect to Exelis common stock.

Exelis and Harris have agreed to take all actions reasonably necessary prior to the effective time to cause the Exelis common stock to be delisted from the NYSE and deregistered under the Exchange Act as soon as reasonably practicable following the effective time.

Litigation Related to the Merger

To date, two putative class action lawsuits, captioned McGill v. Hake et al., Case No. 1:15-cv-00217, and The George Leon Family Trust, et al. v. Exelis Inc., et al., Case No. 1:15-cv-00466, which are referred to collectively as the shareholder litigation, have been filed by purported Exelis shareholders in the United States District Court for the Southern District of Indiana against Exelis, the members of Exelis’ board of directors, Harris and Merger Sub in connection with the announcement of the merger. The parties subsequently stipulated to consolidation of the shareholder litigation. The operative complaint, so designated by plaintiffs, alleges, among other things, that the directors of Exelis have breached their fiduciary duties owed to shareholders by approving the proposed acquisition of Exelis by Harris, that Exelis, Harris and Merger Sub have aided and abetted the directors of Exelis in breaching their fiduciary duties, and that Exelis and its directors have made untrue statements of material fact and omitted material facts in the Registration Statement filed in connection with the merger, in violation of federal securities laws. Among other things, the shareholder litigation seeks to enjoin the merger. Exelis, Harris, Merger Sub, and their respective directors believe that the shareholder litigation and the underlying claims are without merit.

THE MERGER AGREEMENT

The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger, including approval of the proposal to approve the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about Exelis or Harris. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings Exelis and Harris make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

Explanatory Note Regarding the Merger Agreement

The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Exelis and Harris contained in this proxy statement/prospectus or in the public reports of Exelis and Harris filed with the SEC may supplement, update or modify the factual disclosures about Exelis and Harris contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Exelis, Harris and Merger Sub were qualified and subject to important limitations agreed to by Exelis, Harris and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and stockholders and reports and documents filed with the SEC and in some cases were qualified by the matters contained in the confidential disclosures that Exelis and Harris each delivered in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement.

Structure of the Merger

The merger agreement provides for the merger of Merger Sub, an Indiana corporation and a wholly owned subsidiary of Harris, with and into Exelis. After the effective time, Exelis will be the surviving corporation and a wholly owned subsidiary of Harris.

Completion and Effectiveness of the Merger

Unless the parties otherwise mutually agree in writing, the closing will take place on the third business day following the day on which all of the conditions for completion of the merger contained in the merger agreement are satisfied or (to the extent permitted by law) waived (other than those conditions that by their nature are to be first satisfied or waived at the closing, but subject to the fulfillment or (to the extent permitted by law) waiver of such conditions); provided, however, that notwithstanding the satisfaction or waiver of the conditions for completion of the merger set forth in the merger agreement, if the proceeds of the financing for the merger are not then available in full and Harris has complied in all respects with certain provisions of the financing covenants in the merger agreement, and has complied in all material respects with certain other provisions of the financing covenants in the merger agreement, then Harris and Merger Sub will not be required to effect the closing until such date on which the proceeds of the financing are available in full (subject to the satisfaction or waiver of the closing conditions in the merger agreement as of such date).

At the closing, the parties will cause the merger to be consummated by filing the articles of merger with the Secretary of State of the State of Indiana, and the merger will become effective at such time of filing or at such later time as the parties may mutually agree in writing and specified in the articles of merger.

Harris and Exelis are working to complete the merger prior to the termination date. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

Corporate Governance and Merger Sub Shares

Harris and Exelis are required to take all actions necessary so that the directors of Merger Sub at the effective time will be the directors of the surviving corporation from and after the effective time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the surviving corporation’s articles of incorporation and bylaws.

Subject to certain covenants regarding indemnification for current directors and officers of Exelis, the articles of incorporation and bylaws of the surviving corporation will be amended at the effective time to be the articles of incorporation and bylaws of Merger Sub as in effect immediately prior to the effective time, until thereafter duly amended as provided therein or by applicable law (except as to the name of the surviving corporation, which will be Exelis Inc.).

At the effective time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to such effective time will be converted into one share of common stock, par value $0.01 per share, of the surviving corporation.

Merger Consideration

At the effective time, each share of Exelis common stock issued and outstanding immediately prior to the effective time (other than shares owned by Harris, Merger Sub or Exelis, or any of their respective wholly owned subsidiaries, which are collectively referred to as the excluded shares) will be automatically converted into the right to receive: (i) $16.625 in cash, which is referred to as the per share cash consideration, and (ii) 0.1025 shares of Harris common stock, which is referred to as the per share stock consideration, and which, together with the per share cash consideration, are referred to as the per share consideration. At the effective time, all of the shares of Exelis common stock will cease to be outstanding, be canceled and cease to exist, and each certificate formerly representing any of such shares and any such shares held in book-entry form (in each case, other than excluded shares) will thereafter represent only the right to receive the per share consideration, without interest.

Exchange of Shares

Exchange Agent

At the effective time, Harris is required to make available or cause to be made available to an exchange agent selected by Harris with Exelis’ prior approval, which will not be unreasonably withheld, conditioned or delayed, amounts in immediately available cash and Harris common stock sufficient in order for the exchange agent to distribute the per share consideration pursuant to the terms of the merger agreement, which funds and stock are referred to as the exchange fund. The exchange agent is required to invest the cash portion of the exchange fund as directed by Harris; provided that (i) such investments will be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) will affect the amount of per share consideration payable to the holders of Exelis common stock and Harris will be responsible for making available the full payment in respect thereof irrespective of any such investment (or losses thereon). Any interest and other income resulting from such investment will become a part of the exchange fund, and any amounts in excess of the amounts payable under the merger agreement will be promptly returned to Harris. Exelis has a right to approve Harris’ agreement with the exchange agent to effect these transactions.

Exchange Procedures

Promptly after the effective time (and in any event within five business days thereafter), Harris will cause the exchange agent to mail to each person that was, immediately prior to the effective time, a holder of record of shares of Exelis common stock (other than holders of excluded shares) represented by certificates: (i) a letter of transmittal in customary form specifying that delivery will be effected, and risk of loss and title to the certificates will pass, only upon delivery of the certificates (or affidavits of loss in lieu of the certificates as provided in the merger agreement) to the exchange agent; and (ii) instructions for use in effecting the surrender of the certificates (or affidavits of loss in lieu of the certificates as provided in the merger agreement) in exchange for the per share consideration.

Upon surrender of a certificate (or affidavit of loss in lieu of the certificate as provided in the merger agreement) to the exchange agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such certificate will be entitled to receive in exchange (A) that number of whole shares of Harris common stock (which will be in non-certificated book-entry form unless a physical certificate is requested by such holder of record) that such holder is entitled to receive as per share stock consideration in respect of such holder’s properly surrendered certificates pursuant to the merger agreement, if any, (B) a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in the merger agreement) equal to the amount of cash (consisting of the per share cash consideration and cash in lieu of fractional shares of Harris common stock to be paid pursuant to the merger agreement), if any, that such holder is entitled to receive in respect of such holder’s properly surrendered certificates pursuant to the merger agreement, and (C) any dividends and other distributions that such holder has the right to receive pursuant to the merger agreement, and the certificate so surrendered will then be canceled. No interest will be paid or accrued on any amount payable upon due surrender of the certificates.

No holder of shares of Exelis common stock held in book-entry form will be required to deliver a certificate or an executed letter of transmittal to the exchange agent to receive the per share consideration that such holder is entitled to receive pursuant to the merger agreement. In lieu thereof, each holder of record of one or more shares of Exelis common stock held in book-entry form whose shares were converted into the right to receive the per share consideration and any dividends or other distributions payable thereon pursuant to the merger agreement will automatically upon the effective time be entitled to receive, and Harris will cause the exchange agent to pay and deliver as promptly as practicable after the effective time (and in any event within five business days thereafter), in respect of each such share (A) that number of whole shares of Harris common stock (which will be in non-certificated book-entry form unless a physical certificate is requested by such holder of record) that such holder is entitled to receive as per share stock consideration in respect of such holder’s shares pursuant to the merger agreement, if any, (B) a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in the merger agreement) equal to the amount of cash (consisting of the per share cash consideration and cash in lieu of fractional shares of Harris common stock to be paid pursuant to the merger agreement), if any, that such holder is entitled to receive in respect of such holder’s shares pursuant to the merger agreement, and (C) any dividends and other distributions that such holder has the right to receive pursuant to the merger agreement, and the shares of Exelis common stock held in book-entry form of such holder will then be canceled.

The per share consideration delivered in accordance with the terms of the merger agreement upon the surrender of the certificates (or, automatically, in the case of Exelis shares held in book-entry form) will be deemed to have been delivered in full satisfaction of all rights pertaining to such shares. From and after the effective time, (i) all holders of Exelis common stock will cease to have any rights as shareholders of Exelis other than the right to receive the per share consideration into which the whole shares represented by such shares have been converted pursuant to the merger agreement upon the surrender of such shares in accordance with the merger agreement (together with any fractional share cash payment and any dividends or other distributions to which such shares become entitled, in each case as provided in the merger agreement), without interest and (ii) there will be no further registration of transfers on the stock transfer books of Exelis of the shares of Exelis common stock that were outstanding immediately prior to the effective time. If, after the effective time, any certificate of a share of Exelis common stock is presented to the surviving corporation, Harris or the exchange agent for transfer, it will be canceled and exchanged for the per share consideration to which the holder of the certificate is entitled pursuant to the merger agreement.

Treatment of Fractional Shares

Harris will not issue fractional shares of Harris common stock in the merger. Instead, each holder of shares of Exelis common stock who would otherwise be entitled to receive fractional shares of Harris common stock in the merger will be entitled to receive a cash payment (calculated by the exchange agent and rounded to the nearest whole cent) without interest, equal to the product of (i) such holder’s proportional interest in a share of Harris common stock and (ii) the average of the volume weighted averages of the trading prices of Harris common stock on the NYSE (as reported by Bloomberg L.P. or, if not reported by Bloomberg L.P., in another authoritative source mutually selected by the parties) on each of the 10 consecutive trading days ending on (and including) the trading day that is three trading days prior to the effective time.

Distributions in Respect of Unexchanged Shares

All shares of Harris common stock to be issued pursuant to the merger will be deemed issued and outstanding as of the effective time and, whenever a dividend or other distribution is declared by Harris in respect of the Harris common stock, the record date for which is at or after the effective time, that declaration will include dividends or other distributions in respect of all shares of Harris common stock issuable pursuant to the merger agreement.

At the time of surrender of certificated or book-entry shares of Exelis common stock, there will be issued and/or paid to the holder of Harris common stock issued in exchange for such shares of Exelis common stock, without interest, and subject to certain conditions, (i) (A) at the time of such surrender, the dividends or other distributions with a record date after the effective time theretofore paid with respect to such whole shares of Harris common stock and (B) at the appropriate payment date, the dividends and other distributions payable with respect to such whole shares of Harris common stock with a record date at or after the effective time and a payment date subsequent to the time of such surrender to the extent such holder holds such shares of Harris common stock on the applicable record date and (ii) at the time of such surrender, all dividends or other distributions with a record date prior to the effective time, that have been declared by Exelis with respect to the shares of Exelis common stock in accordance with the terms of the merger agreement, but that have not been paid on such shares.

Termination of the Exchange Fund

Any portion of the exchange fund (including cash, certificates representing shares of Harris common stock and the proceeds of any investments of the exchange fund) that remains unclaimed by the shareholders of Exelis for 180 days after the effective time will be delivered to Harris. Any holder of shares of Exelis common stock (other than excluded shares) that has not complied with the terms of exchange procedures in the merger agreement will thereafter look only to Harris for payment of the per share consideration and any other applicable amounts pursuant to the merger agreement (in each case, after giving effect to any required tax withholdings as provided in the merger agreement) upon due surrender of its certificates (or affidavits of loss in lieu of the certificates), without any interest thereon.

Adjustments to Prevent Dilution

If, between the date of the merger agreement and the effective time, the Harris common stock or the Exelis common stock is increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the per share consideration to provide the holders of Exelis common stock the same economic effect as contemplated by the merger agreement prior to such event.

Lost, Stolen or Destroyed Share Certificates

In the event any certificate representing shares of Exelis common stock is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by Harris or the exchange agent, the posting by such person of a bond in customary amount and upon such terms as may be required by Harris or the exchange agent as indemnity against any claim that may be made against it or the surviving corporation with respect to such certificate, the exchange agent will distribute the per share consideration and any other applicable amounts pursuant to the merger agreement with respect to each share represented by such lost, stolen or destroyed certificate.

Withholding Rights

Each of Harris, the surviving corporation and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any holder of shares of Exelis common stock and to any holder of Exelis options, Exelis RSUs and Exelis restricted stock, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign tax law. To the extent that amounts are so withheld by Harris, the surviving corporation or the exchange agent, as the case may be, such withheld amounts (i) will be remitted by Harris or the surviving corporation or by the exchange agent (on behalf of Harris or the surviving corporation), as applicable, to the applicable governmental entity within the period required under applicable law, and (ii) will be treated for all purposes of the merger agreement as having been paid to the applicable holder of shares of Exelis common stock or to the holder of Exelis options, Exelis RSUs or Exelis restricted stock.

No Dissenters’ Rights

Because the Exelis common shares are listed on the NYSE, holders of Exelis common shares may not exercise dissenters’ rights under Indiana law in connection with the merger.

Treatment of Existing Stock Options and Other Equity Awards

Exelis Stock Options

Pursuant to the merger agreement, upon completion of the merger, each outstanding option to purchase a share of Exelis common stock, whether vested or unvested, will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, an amount in cash, without interest, equal to the product of (1) the total number of shares of Exelis common stock subject to the option and (2) the excess, if any, of the per share equity award consideration over the exercise price per share of the option, less any required withholding taxes. The sum of (1) the cash consideration and (2) the product of (a) the exchange ratio and (b) the Harris average closing price is referred to as the equity award consideration.

Exelis Restricted Stock Units

Pursuant to the merger agreement, upon completion of the merger, any vesting conditions or restrictions applicable to each outstanding Exelis RSU (other than rollover RSUs, the treatment of which is described below) shall lapse, and such RSU will be cancelled and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, an amount in cash, without interest, equal to the sum of the product of (1) the total number of shares of Exelis common stock subject to such RSUs and (2) the per share equity award consideration, plus any accrued dividend payments in respect of such RSUs, less any required withholding taxes. To the extent that any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts will become vested at the effective time of the merger and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

Exelis Restricted Stock

Pursuant to the merger agreement, upon completion of the merger, any restrictions or vesting conditions applicable to each outstanding share of Exelis restricted stock shall lapse, and each such share of Exelis restricted stock will be cancelled and converted into the right to receive the merger consideration. Payment with respect to Exelis restricted stock will occur in accordance with the applicable terms and conditions of such Exelis restricted stock and applicable law; provided, to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

Exelis Rollover RSUs

Pursuant to the merger agreement, upon completion of the merger, each rollover RSU will be cancelled in exchange for a substitute RSU, covering a number of shares of Harris common stock, rounded up to the nearest whole share, equal to the product of (1) the total number of shares of Exelis common stock subject to such award of rollover RSU and (2) the sum of (A) the stock consideration and (B) the cash consideration divided by the Harris average closing price. Each substitute RSU will be subject to the same vesting conditions and payment terms as were applicable to such rollover RSU immediately prior to the effective time of the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by Exelis to Harris and Merger Sub and by Harris and Merger Sub to Exelis. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge after reasonable inquiry.

In the merger agreement, Exelis has made representations and warranties regarding, among other things:

•	Organization, good standing and qualification to do business;

•	Capital structure, including the number of shares of Exelis common stock, stock options and other equity-based awards outstanding;

•	Corporate authority and power with respect to the execution, delivery and performance of the merger agreement;

•	The unanimous declaration of fairness and advisability of the merger and merger agreement by the Exelis board;

•	The Exelis board’s receipt of an opinion from Exelis’ financial advisor that the per share consideration is fair from a financial point of view;

•	The filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement by Exelis or the consummation of the merger and the other transactions contemplated by the merger agreement;

•	The absence of violations of, or conflicts with, Exelis’ or its subsidiaries’ organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement by Exelis and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	Exelis and its subsidiaries not being creditors or claimants in bankruptcy proceedings with respect to claims worth more than 10 % of Exelis’ and its subsidiaries’ gross assets;

•	The proper filing of documents with the SEC since October 31, 2011 and the absence of unresolved comments from the SEC, the accuracy of the information contained in those documents, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	Undisclosed liabilities;

•	The accuracy of its consolidated balance sheets included in or incorporated by reference in its SEC filings;

•	Preparation and maintenance of Exelis’ minute books;

•	Conduct of business in the ordinary course of business consistent with past practice between December 31, 2013 and the date of the merger agreement, as well as the absence of a material adverse effect or certain other changes between December 31, 2013 and the date of the merger agreement;

•	Absence of certain litigation, investigations and governmental orders;

•	Title to and interests in, and the operating condition of, Exelis’ assets;

•	Employee benefits matters, including matters related to employee benefit plans;

•	Compliance with certain laws and regulations and Exelis’ licenses;

•	Validity of and compliance with, accuracy of representations, certifications and disclosures made with respect to, and Exelis’ rights in connection with, government contracts;

•	Certain material contracts;

•	Real property;

•	Inapplicability of state takeover statutes to the merger agreement and the merger;

•	Environmental matters;

•	Taxes;

•	Labor matters;

•	Intellectual property;

•	Insurance coverage;

•	Non-liability for contributions to the universal service fund;

•	Accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	Fees payable to brokers and financial advisors in connection with the merger; and

•	Non-reliance on Harris estimates, projections, forecasts, forward-looking statements and business plans.

In the merger agreement, Harris and Merger Sub have made representations and warranties regarding, among other things:

•	Organization, good standing and qualification to do business;

•	Capitalization of Harris;

•	Capitalization of Merger Sub;

•	Stock ownership in Exelis;

•	Corporate authority and power with respect to the execution, delivery and performance of the merger agreement;

•	The filings with governmental entities needed in connection with the execution, delivery and performance of the merger agreement by Harris or the consummation of the merger and the other transactions contemplated thereby, the absence of violations of, or conflicts with, Harris’ or Merger Sub’s organizational documents, applicable law and certain contracts as a result of the execution, delivery and performance of the merger agreement by Harris and Merger Sub and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	Harris and its subsidiaries not being creditors or claimants in bankruptcy proceedings with respect to claims worth more than 10 % of Harris’ and its subsidiaries’ gross assets;

•	The proper filing of documents with the SEC since January 1, 2012 and the absence of unresolved comments from the SEC, the accuracy of the information contained in those documents, compliance with the requirements of certain laws and the design of its internal disclosure controls and procedures;

•	Undisclosed liabilities;

•	The accuracy of the consolidated balance sheets included in or incorporated by reference in Harris’ SEC filings;

•	Compliance with certain laws and regulations and Harris’ licenses;

•	Certain material contracts;

•	Absence of certain litigation, investigations and governmental orders;

•	Absence of certain changes between July 2, 2014 and the date of the merger agreement that could have a material adverse effect on Harris;

•	Accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	Fees payable to brokers and financial advisors in connection with the merger;

•	The delivery, completeness and effectiveness of, and Harris’ compliance with, certain financing documents, including the commitment letter; and

•	Non-reliance on Exelis estimates, projections, forecasts, forward-looking statements and business plans.

For purposes of the merger agreement, a “material adverse effect” means, with respect to Harris or Exelis, respectively, any event, change, effect, development, state of facts, condition, circumstance or occurrence that has a material adverse effect on the financial condition, properties, assets, liabilities, business or results of the operations of Exelis or Harris, as the case may be, and its subsidiaries, as the case may be, taken as a whole, except that the definition of “material adverse effect” excludes the following, or the direct results of any of the following:

•	changes in the economy or financial markets generally in the United States;

•	changes that are the result of factors generally affecting the industries in which Exelis or Harris, as the case may be and its subsidiaries operate;

•	changes in GAAP or in any law of general applicability after the date of the merger agreement;

•	a decline in the price, or a change in the trading volume, of the shares of Exelis common stock (or Harris common stock, as the case may be) (except that the exception in this clause will not apply to the underlying causes giving rise to or contributing to any such decline or change and will not prevent any of such underlying causes from being taken into account in determining whether a material adverse effect has occurred or would be reasonably likely to occur unless otherwise excluded pursuant to any of the other clauses of the definition of material adverse effect);

•	the failure to meet internal or analysts’ expectations or projections for results of operations (except that the exception in this clause will not apply to the underlying causes giving rise to or contributing to any such failure and will not prevent any of such underlying causes from being taken into account in determining whether a material adverse effect has occurred or would be reasonably likely to occur unless otherwise excluded pursuant to any of the other clauses of the definition of material adverse effect);

•	acts of war, insurrection, sabotage or terrorism (or the escalation of the foregoing), or any weather-related or other force majeure event or natural disaster;

•	the execution, delivery, announcement or pendency of the merger agreement or the consummation of the merger and other transactions contemplated by the merger agreement (excluding the financing) (including the impact thereof on the relationships, contractual or otherwise, of Exelis or Harris, as the case may be, or any of their respective subsidiaries with employees, customers, suppliers, or business partners) (except that the exception in this clause will not apply to any representations and warranties of Exelis or Harris, as the case may be, that address the consequences from the execution, delivery, announcement or pendency of the merger agreement or the consummation of the merger and other transactions contemplated by the merger agreement (excluding the financing); or

•	actions (or omissions) by Exelis (or Harris, as the case may be) and its subsidiaries taken as expressly required to comply with the terms of the merger agreement (except that the exception in this clause will not apply to any obligation to operate in the ordinary course of business or any similar provisions in the merger agreement).

With respect to the first three bullets, and the sixth bullet, above, such event, change, effect, development, state of facts, condition, circumstance or occurrence will be taken into account to the extent it has a disproportionately adverse effect on Exelis or Harris, as the case may be, and their respective subsidiaries, taken as a whole, compared to other companies operating in the industry in which Exelis or Harris, as the case may be, and their respective subsidiaries operate.

Conduct of Business Prior to the Effective Time

Each of Harris and Exelis has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time.

Exelis has agreed (subject to certain exceptions or except as approved in writing by Harris (which approval may not be unreasonably withheld, conditioned or delayed)) to (i) conduct the business of it and its subsidiaries in all material respects in the ordinary course of business consistent with past practice and (ii) use its reasonable best efforts to preserve its and its subsidiaries’ business organizations intact, maintain their licenses and maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ present employees and agents.

In addition, prior to the closing, subject to certain agreed upon exceptions or except as approved in writing by Harris (which approval may not be unreasonably withheld, conditioned or delayed), Exelis has agreed not do any of the following and will cause each of its subsidiaries not to do any of the following:

•	adopt or propose to its shareholders any change in its articles of incorporation or bylaws or other applicable governing instruments;

•	merge or consolidate Exelis or any of its subsidiaries with any other person, except for any such transactions among wholly owned subsidiaries of Exelis, or restructure, reorganize or completely or partially liquidate;

•	acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets outside of the ordinary course of business consistent with past practice from any other person, other than (i) acquisitions pursuant to certain contracts in effect as of the date of the merger agreement and (ii) any such acquisition (x) that, individually or in the aggregate, would not reasonably be expected to prevent, delay, impede or otherwise adversely affect the consummation of the merger and the other transactions contemplated by the merger agreement and (y) pursuant to which the total value or purchase price paid or payable by Exelis and its subsidiaries would not exceed $10,000,000 individually or in the aggregate;

•	issue, deliver, sell, pledge, dispose of, grant, transfer, or subject to any lien or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer or the subjection to any lien any shares of capital stock of Exelis or any of its subsidiaries (other than the issuance of shares by a wholly owned subsidiary of Exelis to Exelis or another wholly owned subsidiary of Exelis), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, stock appreciation rights, warrants, restricted stock units, restricted stock, “phantom” stock, “phantom” stock rights, stock-based performance units or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, except for the issuance of shares of Exelis common stock in respect of the exercise of options to purchase Exelis common stock or the vesting or settlement of Exelis RSUs or shares of Exelis restricted stock, in each case, outstanding as of the date of the merger agreement in accordance with their terms and the applicable stock plan as in effect on the date of the merger agreement, or as may be granted in accordance with, or otherwise in compliance with, the terms of the merger agreement;

•	make any loans or advances to, or any capital contributions to or investments in, any person, other than (i) solely between or among Exelis and/or one or more direct or indirect wholly owned subsidiaries of Exelis in immaterial amounts or made in the ordinary course of business consistent with past practice or (ii) advances in immaterial amounts made in the ordinary course of business consistent with past practice to employees of Exelis and its subsidiaries for reimbursement of routine travel or immaterial business expenses and in accordance with the terms of the applicable policy in effect on the date of the merger agreement;

•

(i) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned subsidiary of Exelis to Exelis or to any other direct or indirect wholly owned subsidiary of Exelis, in each case in the ordinary course of business consistent with past practice), provided that, Exelis may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending December 31, 2015 in an amount per share not to exceed $0.1033 per quarter and with a record date consistent with the record date for each quarterly period of the year ended December 31, 2014, if Exelis provides Harris with written notice of each record date it will select at least 20 business days prior to the declaration date in respect of such applicable record date, (ii) purchase, redeem or otherwise acquire any shares of capital stock or other securities, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or other securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities, except for (x) any issuance or authorization or proposal to issue or authorize any securities of a wholly owned subsidiary of Exelis to Exelis or another wholly owned subsidiary of Exelis in the ordinary course of business consistent with past practice, (y) any split, combination or reclassification of capital stock of any wholly owned subsidiary of Exelis, or (z) purchases, redemptions or other acquisitions of capital stock or other securities (1) in respect of the exercise of options to purchase Exelis common stock or for withholding of shares of Exelis common stock to satisfy tax withholding obligations in respect of the exercise, vesting or settlement of options to purchase Exelis common stock, Exelis RSUs and shares of Exelis restricted stock, in each case, outstanding as of the date of the merger agreement in accordance with their terms and the applicable stock plan as in effect on the date of the merger agreement or (2) required by the terms of any plans, arrangements or contracts existing on the date of the merger agreement (or entered into after the date of the merger agreement in accordance with the merger agreement) between Exelis or any of its subsidiaries and any director or employee of Exelis or any of its subsidiaries (to the extent complete and accurate copies of such plans, arrangements or contracts have been delivered to Harris prior to the date of the merger agreement), or (3) enter into any agreement with respect to the voting of its capital stock;

•	incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for any indebtedness of another person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of Exelis or any of its subsidiaries, enter into any “keep well” or other contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, other than solely between or among Exelis and/or one or more direct or indirect wholly owned subsidiaries of Exelis in immaterial amounts or in the ordinary course of business consistent with past practice; provided that Exelis and its subsidiaries may incur indebtedness for borrowed money, or issue or sell debt securities, in each case in the ordinary course of business consistent with past practice, in an amount up to $25,000,000 at any given time; provided further, that all such borrowings pursuant to the preceding proviso must be repaid within 30 days of the borrowing date (on a rolling basis with respect to each portion of such borrowings);

•	subject to certain exceptions, make or authorize any payment of, or accrual or commitment for, any capital expenditure in excess of $10,000,000 in the aggregate;

•	make any changes with respect to accounting policies or procedures (other than those required by changes in GAAP or applicable law or, if applicable with respect to foreign subsidiaries of Exelis, the applicable foreign generally accepted accounting principles);

•	settle or compromise, or offer or propose to settle or compromise, any threatened or pending actions, suits, claims, hearings, arbitrations, litigations, investigations or other proceedings before a governmental entity or other obligation or liability, subject to certain exceptions; provided that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes restrictions on the business operations of Exelis and its subsidiaries (or would impose restrictions on the business operations of Harris and its subsidiaries, including, for the avoidance of doubt, Exelis and its subsidiaries, after the closing);

•	enter into any contract that (i) would have been a material contract had it been entered into prior to the date of the merger agreement (subject to certain exceptions) or (ii) contains a change of control or similar provision that would require a material payment to the other party or parties thereto in connection with the merger and the other transactions contemplated by the merger agreement;

•	amend, modify or terminate any material contract (subject to certain exceptions), or cancel, release, waive or modify any material debts or waive, release, cancel, transfer, assign or pledge any material claims or rights held by it thereunder, in each case except in the ordinary course of business consistent with past practice, and except for terminations caused by expirations of material contracts in accordance with their terms;

•	except as required by law, (i) make, change, or rescind any material tax election (with certain exceptions); (ii) file any material amended tax return of Exelis or any of its subsidiaries; (iii) adopt or change any material method or period of tax accounting; (iv) settle or compromise any material claim relating to taxes; (v) voluntarily surrender any claim for a refund of material taxes; (vi) enter into any closing agreement relating to taxes; (vii) file any material tax return that is inconsistent with past practice; or (viii) consent to any extension or waiver of the limitation period applicable to any tax claim or assessment (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business consistent with past practice);

•	take any action that would reasonably be expected (i) to cause certain distributions described in the merger agreement not to qualify as transactions under Section 368(a)(1)(D) of the Code or Section 355 of the Code or (ii) to cause any stock or securities distributed in such distributions not to be treated as “qualified property” for purposes of Section 361(c)(2) of the Code;

•	transfer, sell, lease, assign, license, mortgage, subject to liens, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any or any part of its assets (including material intellectual property), licenses, operations, rights, product lines, businesses or interests therein, in each case except (i) in the ordinary course of business consistent with past practice and (ii) for transactions involving a de minimis amount of assets in the aggregate;

•

except to the extent required pursuant to the terms of any benefit plan or material contract (or any rabbi trusts relating to any such benefit plans) in effect as of the date of the merger agreement, or as otherwise required by applicable law, (i) grant or provide any severance, termination, change in control or retention payments or benefits to any present or former director, officer, or employee of Exelis or any of its subsidiaries, (ii) increase the compensation, bonus or pension, welfare, severance, termination pay, change in control, retention or other benefits to any current or former director, officer, or employee, except for any increase to employees below Band A or Band B that are not material individually or in the aggregate, (iii) pay any bonus to any current or former director, officer, or employee, (iv) grant any equity, equity-based or long-term incentive awards under any benefit plan or any arrangement that would have been a benefit plan had it been in effect as of the date of the merger agreement, (v) become a party to, amend or terminate any material compensation, employment, equity compensation, severance, termination, change in control, pension, retirement, profit-sharing, deferred compensation, incentive, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, or employees of Exelis or any of its subsidiaries (or newly hired employees), other than amendments that are necessary to avoid adverse tax consequences that do not increase materially costs to Exelis, (vi) amend the terms of any outstanding equity-based or long-term incentive awards, (vii) take any action to amend, waive or accelerate the vesting or payment of compensation or benefits under any benefit plan or award made thereunder, in each case to the extent such actions are material individually or in the aggregate, (viii) take any action to accelerate the payment, or, in the case of severance or similar benefits or deferred compensation not provided under a plan that is qualified under Section 401(a) of the Code, to fund or in any other way secure the payment of such severance or similar benefits or deferred compensation under any benefit plan, (ix) enter into or amend in any material respect any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (x) change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (xi) terminate without cause the employment of any executive officer of Exelis, (xii) forgive any loans or issue any loans (other than routine travel or business expense advances issued in the ordinary course of business consistent with past practice) to any current or former directors, officers, or employees of Exelis or any of its subsidiaries, (xiii) (A) hire any employee at Grade 19 or above or engage any consultant who is a natural person with aggregate annual consulting fees in excess of $150,000 or (B) promote any executive at Grade 19 or above to a more senior position or promote any executive below Grade 19 to Grade 19 or above, (xiv) except for (A) communications consistent with the merger agreement or (B) as required by law (including in conjunction with any effects bargaining), make any broad based written or oral communications to directors, officers or employees of Exelis or any of its subsidiaries pertaining to compensation or benefit matters that may be affected by the merger and the other transactions and that would reasonably be expected to have the effect of increasing costs of Harris or the surviving corporation (other than on a de minimis basis) after the effective time, or that reasonably could be interpreted as an agreement regarding compensation or benefit matters after the effective time, unless (and in the case of extenuating circumstances, to the extent time permits), Exelis has made reasonable efforts to provide Harris with prior notice and the opportunity to review and comment upon any such communication, and Exelis has considered in good faith all such comments provided by Harris that are timely received by Exelis or (xv) with respect to any independent contractor who is a natural person, (A) materially increase any fees or compensation payable or (B) adopt (other than with respect to independent contractors engaged without Harris’ approval pursuant to the merger agreement) or materially amend any consulting or similar arrangement;

•	implement or announce any plant closing, material reduction in labor force or other layoffs of employees that would be expected to incur liability under the Worker Adjustment and Retraining Notification Act of 1988, as amended (or any similar state, local or foreign law) with respect to Exelis or any of its subsidiaries;

•	enter into, amend, extend or renew any lease, other than any lease that will expire or that may be canceled or terminated by Harris or the surviving corporation without penalty or termination payment within 60 days or less of the closing date;

•	enter into any joint venture, partnership or other similar arrangement with any person, excluding in each case any teaming agreement in the ordinary course of business consistent with past practice;

•	enter into any contract or transaction between Exelis or any of its subsidiaries, on the one hand, and any (i) officer or director of Exelis or any of its subsidiaries, (ii) affiliate or family member of any such officer or director or (iii) record or beneficial owner of 5% or more of the voting securities of Exelis or any affiliate or family member of such record or beneficial owner, on the other hand, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; or

•	agree, authorize or commit to do any of the foregoing.

Prior to the effective time, subject to certain agreed-upon exceptions or except as approved in writing by Exelis (which approval may not be unreasonably withheld, conditioned or delayed), Harris has agreed not to do any of the following and will cause each of its subsidiaries not to do any of the following:

•	amend or propose to Harris’ stockholders any amendment to Harris’ certificate of incorporation or bylaws in any manner that would prevent, materially delay, or materially impair the ability of Harris to consummate the merger and the other transactions contemplated by the merger agreement, including the financing for the merger, or otherwise be adverse to Exelis;

•	declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock, other than specified regular quarterly cash dividends on Harris common stock, subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or other securities, or, to the extent such action would reasonably be expected to prevent, materially delay or materially impair the ability of Harris to consummate the merger and the other transactions contemplated by the merger agreement, purchase, redeem or otherwise acquire any share of its capital stock or other securities;

•	in each case except as would not reasonably be expected to prevent, materially delay or materially impair the ability of Harris to complete the merger and the other transactions contemplated by the merger agreement or the financing of the merger, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets outside of the ordinary course of business consistent with past practice from any other person, other than (i) acquisitions pursuant to certain contracts in effect as of the date of the merger agreement and (ii) any such acquisition (A) that, individually or in the aggregate, would not reasonably be expected to prevent, delay, impede or otherwise adversely affect the consummation of the merger and the other transactions contemplated by the merger agreement, including the financing of the merger, and (B) pursuant to which the total value or purchase price paid or payable by Harris and its subsidiaries would not exceed $100,000,000 individually or in the aggregate; or

•	agree, authorize or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals

Exelis has agreed that, except as expressly permitted by the merger agreement, neither Exelis, nor any of Exelis’ subsidiaries, nor any of Exelis’ or Exelis’ subsidiaries’ respective officers, directors and employees will, and that Exelis is required to instruct and use its reasonable best efforts to cause Exelis’ and its subsidiaries’ representatives not to, directly or indirectly:

•	initiate, solicit, knowingly assist or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any acquisition proposal (as defined below), including by way of furnishing any non-public information or data concerning Exelis or its subsidiaries or any assets owned (in whole or part) by Exelis or its subsidiaries to any person in furtherance of an acquisition proposal or if it would reasonably be expected to lead to an acquisition proposal;

•	enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement (other than a confidentiality agreement entered into in compliance with the merger agreement) relating to, or that is intended to or would reasonably be expected to lead to, any acquisition proposal;

•	grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an acquisition proposal; provided, that notwithstanding the foregoing, Exelis will be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any person entered into after the date of the merger agreement if the board of directors of Exelis determines in good faith, after consultation with its outside legal counsel, that the failure to take such action is necessary in order for the directors to comply with their fiduciary duties under applicable law; or

•	engage in, continue or otherwise participate in any discussions or negotiations regarding any acquisition proposal.

An “acquisition proposal” means any proposal, offer or indication of interest from any person (other than Harris or its affiliates) relating to any (i) direct or indirect acquisition, purchase, lease, license, outsourcing, exchange, transfer or other disposition, which if consummated would result in any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the net revenues, net income or the assets of Exelis and its subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of Exelis or any of its material subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the voting power or economic interest in any class of equity securities of Exelis or any of its material subsidiaries, or (iv) merger, consolidation, business combination, asset purchase, recapitalization or similar transaction involving Exelis, or any of its material subsidiaries, other than the merger and the other transactions contemplated by the merger agreement, that if consummated would result in any person beneficially owning 15% or more of any class of equity securities of Exelis or any of its subsidiaries.

Notwithstanding the restrictions described above, following the receipt of an acquisition proposal that was made after the date of the merger agreement in circumstances not otherwise involving a breach of the merger agreement and prior to the time the required Exelis shareholder vote is obtained, Exelis may:

•	provide information in response to a request therefor by a person that has made an unsolicited bona fide written acquisition proposal if Exelis receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the confidentiality agreement executed by Harris (provided that any such confidentiality agreement must expressly permit Exelis to provide copies of forms of agreements in respect of such acquisition proposal to Harris and its representatives as contemplated in the merger agreement) and promptly discloses (and, if applicable, promptly provides copies of) any such information to Harris to the extent not previously provided to Harris;

•	engage or participate in any discussions or negotiations with any person that has made such an unsolicited bona fide written acquisition proposal; and

•	after having complied with the provisions of the merger agreement related to acquisition proposal matching rights in favor of Harris, approve, adopt, recommend, or otherwise declare advisable or propose to approve, adopt, recommend or declare advisable (publicly or otherwise) such an acquisition proposal, if and only to the extent that:

•	prior to taking any action described in this clause and the preceding clauses above, the board of directors of Exelis determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable law;

•	in each such case referred to in the first two clauses above, the board of directors of Exelis has determined in good faith based on the information then available and after consultation with its outside legal counsel and with its financial advisor that such acquisition proposal either constitutes a superior proposal (as defined below) or is reasonably likely to result in a superior proposal; and

•	in the case referred to in the third clause above, the board of directors of Exelis determines in good faith (after consultation with its outside legal counsel and with its financial advisor) that such acquisition proposal is a superior proposal.

A superior proposal means a written, unsolicited, fully financed and bona fide acquisition proposal that would result in any person (other than Harris or its affiliates) becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of Exelis that the board of directors of Exelis has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, and if consummated, would result in a transaction more favorable to Exelis’ shareholders from a financial point of view than the merger and the other transactions contemplated by the merger agreement after taking into account all relevant factors, including all terms and conditions of such offer and the merger agreement (including any revisions to the terms of the merger and the other transactions contemplated by the merger agreement and the time likely to be required to consummate such acquisition proposal).

Changes in Board Recommendations

The merger agreement contains a covenant that, subject to certain exceptions, the Exelis board of directors and each committee of the board of directors of Exelis will not:

•	withhold, withdraw, qualify or modify (or publicly propose or announce any intention to or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Harris or Merger Sub, the recommendation of the Exelis board of directors that Exelis’ shareholders approve the merger agreement;

•	fail to publicly affirm upon Harris’ request as promptly as practicable (but in any event within five business days after Harris’ request) after a public announcement of an acquisition proposal (or if the termination date or scheduled date of the special meeting is less than five business days from the receipt of such request from Harris as promptly as practicable following such request) (other than in the case of an acquisition proposal in the form of a tender offer or exchange offer) the recommendation of the Exelis board of directors to approve the merger agreement (provided that Harris may make such request only once in any seven-day period);

•

(i) fail to recommend unequivocally against acceptance of any tender offer or exchange that is publicly disclosed (other than by Harris or an affiliate of Harris) prior to the earlier of (A) the day prior to the date of the special meeting and (B) the 11th business day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act or (ii) recommend that the shareholders of Exelis tender their shares of Exelis common stock in such tender offer or exchange offer;

•	fail to include the recommendation of the Exelis board of directors that Exelis’ shareholders approve the merger agreement in this proxy statement/prospectus;

•	make any other public statement in connection with the special meeting that is inconsistent with the recommendation of the Exelis board of directors that Exelis’ shareholders approve the merger agreement; or

•	approve, adopt, recommend, or resolve or publicly propose to adopt or recommend, any acquisition proposal (any action described in this clause and the ones above being referred to as a change of recommendation).

Subject to the applicable notice requirements in the merger agreement, prior to the required Exelis shareholder vote, if any acquisition proposal has been made after the date of the merger agreement, the Exelis board of directors may make a change of recommendation in response to such acquisition proposal or terminate the merger agreement if, and only if:

•	such acquisition proposal did not result from a breach of the no solicitation of acquisition proposals provisions of the merger agreement; and

•	the board of directors of Exelis determines in good faith after consultation with its outside legal counsel and with its financial advisor that (i) such acquisition proposal constitutes a superior proposal, and (ii) in light of such acquisition proposal, failure to make a change of recommendation or to terminate the merger agreement pursuant to the applicable termination provisions in the merger agreement would be inconsistent with the directors’ fiduciary obligations under applicable law.

Prior to making any change of recommendation in connection with an acquisition proposal and prior to terminating the merger agreement pursuant to the applicable termination provisions in the merger agreement, Exelis is required to deliver a written notice to Harris stating that the board of directors of Exelis intends to take such action pursuant to the terms of the merger agreement and, if applicable, intends to cause Exelis to enter into an alternative acquisition agreement, a copy of which must be delivered with such notice, together with copies of any related documents. During the four-business day period commencing on the date of Harris’ receipt of such written notice of a superior proposal, Exelis is required to make its representatives reasonably available for the purpose of engaging in negotiations with Harris (to the extent Harris desires to negotiate) regarding a possible amendment of the merger agreement so that the acquisition proposal that is the subject of the written notice of a superior proposal ceases to be a superior proposal. Exelis’ board of directors is obligated to consider such possible amendment in good faith. Each time the financial or other material terms of such acquisition proposal are amended, Exelis will be required to deliver to Harris a new written notice of a superior proposal and the negotiation period will be extended by an additional two business days from the date of Harris’ receipt of such new written notice of a superior proposal.

Notwithstanding anything to the contrary set forth in the merger agreement, prior to the required Exelis shareholder vote, the Exelis board of directors may make a change of recommendation in response to an intervening event (defined below), if and only if, the Exelis board of directors determines in good faith after consultation with its outside legal counsel and with its financial advisor that a failure to make a change of recommendation in response to such intervening event would be inconsistent with the directors’ fiduciary obligations under applicable law; provided, however, that Exelis must deliver to Harris a written notice stating that the Exelis board of directors intends to take such action no less than four business days prior to making such change of recommendation.

An intervening event means any event, change, effect, development, state of facts, condition, circumstance or occurrence that was not known to, or reasonably foreseeable by, the Exelis board of directors on the date of the merger agreement, and that becomes known to the Exelis board of directors before the required Exelis shareholder vote; provided, that in no event will the receipt, existence of, or terms of any acquisition proposal, or any inquiry relating thereto or any consequence thereof, constitute an intervening event.

Efforts to Obtain Required Shareholder Votes

Unless the merger agreement is terminated pursuant to its termination provisions, (i) the obligation of Exelis to establish a record date for, duly call, give notice of, convene and hold the special meeting and to hold a vote of Exelis’ shareholders on the approval of the merger agreement at the special meeting will not be limited or otherwise affected by the commencement, disclosure, announcement or submission to Exelis of any acquisition proposal (whether or not a superior proposal) or by a change of recommendation, and (ii) in any case in which Exelis makes a change of recommendation pursuant to the terms of the merger agreement, Exelis is nevertheless required to submit the merger agreement to a vote of its shareholders at the special meeting for the purpose of the approval of the merger agreement.

Existing Discussions

Exelis must, and must cause its subsidiaries and their respective directors, officers and other representatives to, immediately cease any discussions or negotiations with, or any solicitation or intentional assistance or encouragement of, any person, in each case that may be ongoing with respect to any acquisition proposal or that would reasonably be expected to lead to an acquisition proposal. Exelis is required to take the necessary steps to promptly inform the individuals or entities referred to in the preceding sentence of the obligations described in the merger agreement regarding acquisition proposals and existing discussions. Exelis also agrees that it will promptly request each person that has executed a confidentiality agreement prior to the date of the merger agreement in connection with its consideration of acquiring Exelis or any of its subsidiaries to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information furnished to such person prior to the date hereof by or on behalf of it or any of its subsidiaries. Exelis and its subsidiaries will use reasonable best efforts to enforce any confidentiality agreements entered into with any person in connection with any acquisition proposal if requested to do so by Harris, subject to the terms of the merger agreement.

Notice Regarding Acquisition Proposals

Without limiting anything in certain sections of the merger agreement, Exelis is required to promptly (and, in any event, within 48 hours) notify Harris orally and in writing if any inquiries, proposals or offers with respect to an acquisition proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Exelis, its subsidiaries or any of their respective representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter must (x) keep Harris reasonably informed, on a current basis, of the status and terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations and (y) provide to Harris as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to Exelis or any of its subsidiaries from any person that describes any of the financial or other material terms or conditions of any acquisition proposal.

Shareholders Meeting

Exelis must take, in accordance with applicable law and its articles of incorporation and bylaws, all action necessary to establish a record date for, duly call and give notice of the special meeting as promptly as practicable after this Form S-4 is declared effective (and in no event more than 45 calendar days after this Form S-4 becomes effective), and as promptly as practicable convene and hold the special meeting, to consider and vote upon the approval of the merger agreement, cause such vote to be taken and complete as soon as practicable and will not postpone or adjourn such meeting except to the extent required by law or with the prior written consent of Harris. Subject to certain sections of the merger agreement, the board of directors of Exelis must recommend such approval, include such recommendation in this proxy statement/prospectus and will use its reasonable best efforts to obtain and solicit such approval of the merger agreement. Notwithstanding the foregoing, if on a date within two business days of the date the special meeting is scheduled, which is referred to as the original date, (A) Exelis has not received proxies representing the required Exelis shareholder vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the proxy statement/prospectus is timely provided to Exelis’ shareholders, Exelis may, or if Harris so requests, will, postpone or adjourn, or make one or more successive postponements or adjournments of, the special meeting as long as the date of the special meeting is not postponed or adjourned more than 10 calendar days in connection with any one postponement or adjournment or more than an aggregate of 20 calendar days from the original date in reliance on the preceding sentence. Exelis must keep Harris reasonably updated on proxy solicitation results on a timely basis and provide written notice to Harris on the day preceding the special meeting and on the day of, but prior to the special meeting, indicating whether as of such date sufficient proxies representing the required Exelis shareholder vote have been obtained.

Antitrust Approval; Further Action

Subject to the terms and conditions of the merger agreement, Exelis and Harris are required to cooperate with each other and use (and will cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things necessary, proper or advisable under the merger agreement and applicable laws to complete and make effective the merger and the other transactions contemplated by the merger agreement prior to the termination date of the merger agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than February 25, 2015 all applications required to be filed with the FCC and the notification and report form required under the HSR Act) and obtaining all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any governmental entity in order to complete the merger and the other transactions contemplated by the merger agreement.

Notwithstanding anything to the contrary set forth in the merger agreement, nothing in the merger agreement will require Harris to propose, negotiate, commit to, consent to, or effect, by consent decree, hold separate order, or otherwise, the sale, transfer, license, lease, divestiture, disposition or any other encumbrance of any assets, licenses, operations, rights, product lines, businesses or interests therein of Harris, Exelis or any of their respective affiliates, other than, to the extent required to satisfy certain conditions to closing prior to the termination date of the merger agreement, the sale transfer, license, lease, divestiture, disposition or other encumbrance of Exelis’ tactical communications systems business unit’s operations to the extent involving sales to the U.S. Department of Defense.

Exelis and its subsidiaries will not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits or authorizations from any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement without the prior written consent of Harris (which, subject to the provisions described in this section above, may be withheld in Harris’ sole discretion). Notwithstanding anything to the contrary in the merger agreement, if requested by Harris in writing, Exelis is required to take or agree to take any of the actions referred to above if they are effective only after the effective time.

Subject to applicable laws relating to the exchange of information, it is agreed that Harris, after consulting with Exelis and considering Exelis’ views in good faith, will make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any governmental entity, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings or other actions challenging, the consummation of the merger and the other transactions contemplated by the merger agreement by any governmental entity. At Harris’ request, Exelis agrees to assist Harris in litigating or otherwise contesting any objections to or proceedings or other actions challenging the consummation of the merger and the other transactions contemplated by the merger agreement by any governmental entity.

Subject to applicable laws and except as prohibited by any governmental entity, Exelis and Harris each will keep the other apprised of the status of matters relating to completion of the merger and the other transactions contemplated by the merger agreement, including promptly furnishing the other with copies of notices or other material communications received by Harris or Exelis, as the case may be, or any of their respective subsidiaries, from any third party and/or any governmental entity with respect to the merger and the other transactions contemplated by the merger agreement. Both Exelis and Harris must promptly notify each other of any proceeding, investigation, commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Exelis, Harris or any of their subsidiaries, as the case may be, that, if pending on the date of the merger agreement, would have been required to have been disclosed pursuant to any of the party’s representations or warranties, and the occurrence of any event which, individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect or result in the failure of any condition to the merger set forth in the merger agreement; provided that the delivery of any notice will not affect or be deemed to modify any representation or warranty made by any party or the conditions to the obligations of the parties under the merger agreement or update any confidential disclosures related thereto. Neither party nor any of its representatives will participate in any meeting with any governmental entity in respect of any filings, investigation or other inquiry relating to the merger and the other transactions contemplated by the merger agreement (except, in the case of such inquiries, to the extent arising as a result of a party’s business relationship pursuant to a government contract with such governmental entity and that do not relate to any potential consent or restraining order) unless it consults with the other party in advance and, to the extent permitted by such governmental entity, gives the other party the opportunity to attend and participate thereat.

Other Cooperation

To the extent reasonably requested by Harris, Exelis must reasonably cooperate with Harris in Harris’ efforts to obtain, and will use its reasonable best efforts to obtain, any consents necessary or advisable to be obtained from any third party (excluding for the purposes of this provision, any governmental entity) in connection with the merger and the other transactions contemplated by the merger agreement. For the avoidance of doubt, actually obtaining such consents will not be a condition to the closing.

Access to Information

Subject to certain exceptions and conditions, and upon reasonable notice, from the date of the merger agreement until the earlier of the effective time and the termination of the merger agreement in accordance with its terms, and for purposes of furthering the merger and the other transactions contemplated by the merger agreement (including integration matters) or for purposes of obtaining additional information relating to the ongoing operations of Exelis and its subsidiaries or developments in the businesses of Exelis and its subsidiaries, Exelis must and must cause its subsidiaries to afford Harris’ officers and other authorized representatives reasonable access, during normal business hours, to its employees, properties, assets, books, contracts, tax returns, and records and, during such period, Exelis must (and must cause its subsidiaries to) furnish reasonably promptly to Harris all information concerning its business, properties, finances, operations, assets, liabilities, litigation matters, environmental matters, cash-flow reports and personnel as may reasonably be requested and (b) from time to time, provide updated information concerning the number of outstanding Exelis options, Exelis restricted stock and Exelis RSUs, as of the date of request by Harris or such other date as may be specified by Harris.

Employee Benefits Matters

The merger agreement provides that from the effective time of the merger through the end of the year in which the completion of the merger occurs, employees of Exelis and its subsidiaries who remain employed following the completion of the merger, other than employees subject to a collective bargaining agreement (the terms and conditions of whose employment will be governed by such collective bargaining agreement), will receive an annual base salary or base wage rate, annual target cash incentive opportunities and employee pension and welfare benefits (excluding equity and long-term incentive compensation and benefits under any defined benefit pension plan) that are substantially comparable in the aggregate to the compensation and benefits provided to those employees immediately prior to the effective time of the merger. In addition, Harris or Exelis may not amend the Exelis Salaried Retirement Plan to cause any reduction of benefit accruals prior to December 31, 2016, unless Xylem Inc. and ITT Corporation (the other parties to the 2011 Distribution) provide written consent to any such amendment.

Further, pursuant to the merger agreement, Harris or Exelis will honor the employee benefit obligations to current and former employees under the Exelis Special Senior Executive Severance Pay Plan and the Exelis Enhanced Severance Pay Plan, subject to the rights of amendment or termination provided therein. For a discussion of these plans, see the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—].

The merger agreement also provides that, with certain exceptions, Harris will use its reasonable best efforts to:

•	recognize, under Harris’ employee benefit plans, each employee’s service with Exelis and its subsidiaries prior to completion of the merger for purposes of eligibility and vesting to the same extent such service was recognized under a comparable plan of Exelis prior to the effective time of the merger (other than with respect to the accrual of benefits under any defined benefit pension plan of Harris or any frozen employee benefit plans of Harris and other than to the extent it would result in a duplication of benefits for the same period of service);

•	waive any exclusion for pre-existing conditions or limitations and eligibility waiting periods under any Harris group health plan, to the extent such limitation would have been waived or satisfied under a comparable plan of Exelis;

•	recognize payments for any medical expenses incurred in the plan year in which the effective time of the merger occurs for purposes of applicable deductibles and annual out-of-pocket limit requirements under any Harris medical plan; and

•	waive any evidence of insurability requirements under any group life insurance plan and any group long term disability plan of Harris, to the extent such insurability requirement would have been waived under a comparable plan of Exelis.

Pursuant to the terms of the Exelis Salaried Retirement Plan, upon the completion of the merger, certain limitations on Exelis’ ability to modify the provisions of the Exelis Salaried Retirement Plan would go into effect. Under the terms of the Exelis Salaried Retirement Plan, upon the completion of the merger:

•	Harris or Exelis may not use funds in the Exelis Salaried Retirement Plan’s Code Section 401(h) account (which we refer to as the Section 401(h) account) for any purpose other than (1) providing health benefits in accordance with Exelis’ salaried retiree medical plan, referred to as the Exelis retiree medical plan, as in effect on the date of the merger agreement for participants in the Exelis Salaried Retirement Plan who as of such date have satisfied or will satisfy applicable eligibility requirements under the Exelis Salaried Retirement Plan for retiree medical health benefits, and (2) to pay any necessary or appropriate expenses attributable to the administration of such health benefits;

•	Harris or Exelis must maintain the Exelis retiree medical plan (as it may be amended, provided that no amendment may result in a material reduction in benefits under the Exelis retiree medical plan, and provided further that the Exelis retiree medical plan may be amended to the extent necessary to comply with applicable laws or to avoid any excise tax or similar payment) for the benefit of eligible participants in the Exelis Salaried Retirement Plan through the date that the annual benefit payments and administrative expenses exceed the assets of the Section 401(h) account; and

•	Harris or Exelis may not otherwise modify the Exelis Salaried Retirement Plan or the Exelis retiree medical plan in any manner that is inconsistent with the foregoing without the written consent of three-quarters of the participants in the Exelis Salaried Retirement Plan and other persons entitled to benefits under the Exelis retiree medical plan.

At the effective time of the merger, each long-term cash incentive award that remains outstanding and unpaid shall vest in accordance with the terms of the applicable plan and award agreement, and shall be paid in cash, without interest and less applicable withholding taxes, at the time or times provided under the terms of such cash incentive award. For a discussion of the long-term cash incentive awards, see the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—].

If requested by Harris in writing at least seven business days before the effective time of the merger, to the extent permitted by applicable law and the terms of the applicable plan or arrangement, Exelis will amend its employee benefit plans and arrangements to the extent necessary to provide that no Harris employees will commence participation therein following the effective time of the merger unless the surviving corporation explicitly authorizes such participation.

The provisions described above are solely for the benefit of the parties to the merger agreement and do not confer upon any individual any rights or remedies, including any right to employment or compensation or benefits of any nature or kind whatsoever. Nothing in the merger agreement amends any plan or arrangement of Exelis or Harris or, except as described above, limits the rights of Exelis or Harris to amend or terminate any of their respective plans or arrangements.

NYSE Listing; NYSE Delisting

Harris is required to use its reasonable best efforts to cause the shares of Harris common stock to be issued in the merger to be approved for listing on the NYSE prior to the closing date. Exelis must cooperate with Harris and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the NYSE to enable the delisting by the surviving corporation of the shares of Exelis common stock from the NYSE and the deregistration of such shares under the Exchange Act as promptly as practicable after the effective time, and in any event no more than 10 days after the closing date.

Publicity

Harris and Exelis are required to consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the merger and the other transactions contemplated by the merger agreement and prior to making any filings with any governmental entity (including any national securities exchange or interdealer quotation service) with respect to the merger agreement.

Expenses

Except as otherwise provided in the provisions related to termination of the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement and the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for this Form S-4 and printing and mailing this proxy statement/prospectus will be shared equally by Harris and Exelis.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time, Harris and the surviving corporation, jointly and severally, will indemnify and hold harmless each present and former director and officer appointed by the Exelis board of directors (or equivalent fiduciaries) of Exelis or any of its subsidiaries, determined as of the effective time, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred by such individual in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time, whether asserted or claimed prior to, at or after the effective time, to the fullest extent that Exelis would have been permitted under applicable law and its articles of incorporation or bylaw in effect on the date of the merger agreement to indemnify such individual (and Harris will cause the surviving corporation to advance expenses as incurred to the fullest extent permitted under applicable law, provided that the individual to whom expenses are advanced provides the undertaking required by applicable law to repay such advances if it is ultimately determined that such individual is not entitled to indemnification).

For a period of no less than six years from the effective time, Harris is required to cause the surviving corporation to, and the surviving corporation must, contain in the articles of incorporation and bylaws of the surviving corporation, provisions no less favorable (individually and in the aggregate) with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of Exelis and its subsidiaries as the provisions of Exelis’ and any of its subsidiaries’ respective articles of incorporation, bylaws (or comparable organizational documents) in effect on the date of the merger agreement, except as may be required by applicable law.

Prior to the effective time, Exelis is required to, and, if Exelis is unable to, Harris must cause the surviving corporation as of the effective time to, obtain (and, in either case, Harris must cause the surviving corporation to keep in effect thereafter):

•	“tail” directors’ and officers’ liability insurance; and

•	fiduciary insurance policies,

with a claims period of at least six years (in the case of directors’ and officers’ liability insurance policies) or three years (in the case of fiduciary insurance policies) from and after the effective time from an insurance carrier with the same or better credit rating as Exelis’ current insurance carrier with respect to directors’ and officers’ liability insurance or fiduciary liability insurance, as applicable, with benefits and levels of coverage at least as favorable as Exelis’ existing policies with respect to matters existing or occurring at or prior to the effective time (including in connection with the merger agreement and the merger and the other transactions contemplated by the merger agreement). However, in no event will Exelis expend for such insurance policies an aggregate amount in excess of 200% of the annual premium amount paid by Exelis for Exelis’ directors’ and officers’ liability insurance or 500% of the annual premium amount paid by Exelis for Exelis’ fiduciary insurance, in each case during the most recently completed fiscal year prior to the date of the merger agreement.

The obligations described in this section will not be terminated, amended or otherwise modified in such manner as to adversely affect any indemnified party, his or her heirs, and his or her representatives, without the prior written consent of such affected person. The provisions described in this section are (i) intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs, and his or her representatives from and after the effective time and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have under the articles of incorporation, bylaws or other equivalent organizational documents, any and all agreements of or entered into by Exelis or any of its subsidiaries, or applicable law (whether at law or in equity).

Litigation

Exelis must reasonably promptly provide Harris with notice of, and copies of all pleadings and material non-privileged correspondence relating to, any civil, criminal, or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings against Exelis or any of its directors or officers arising out of or relating to the merger and the other transactions contemplated by the merger agreement. Exelis has agreed to keep Harris apprised on a continuous basis of all other material developments with respect to all proceedings arising out of or related to the merger and the other transactions contemplated by the merger agreement. Exelis has agreed to give Harris the opportunity to participate in the defense, settlement, or compromise of each proceeding arising out of or related to the merger and the other transactions contemplated by the merger agreement. No settlement or compromise in respect thereof may be offered, proposed or agreed to without the prior written consent of Harris (not to be unreasonably withheld, delayed or conditioned), subject to certain exceptions.

Financing of the Merger

Harris plans to fund the cash consideration and other amounts payable under the terms of the merger agreement from a combination of cash on hand and debt financing, which may include some combination of borrowings under a new senior unsecured term loan facility, borrowings under a revolving credit facility and the issuance of debt securities, or, to the extent necessary, borrowings under the bridge facility described below.

In connection with the Merger, Harris entered into a financing commitment letter (which is referred to as the commitment letter) with Morgan Stanley Senior Funding, Inc. for a 364-day senior unsecured bridge term loan facility in an aggregate principal amount of $3.4 billion (which is referred to as the bridge facility) for the purpose of financing a portion of the cash consideration and other amounts payable under the terms of the merger agreement and paying fees and expenses associated with the merger. On February 25, 2015, Harris entered into a joinder agreement and amendment to the commitment letter, pursuant to which Citibank, N.A., SunTrust Bank, Wells Fargo Bank, National Association, HSBC Bank USA, National Association and Bank of America, N.A. each agreed to become a party to the commitment letter and provide a portion of the commitments for the bridge facility. The funding of the bridge facility is subject to Harris’ compliance with customary terms and conditions precedent for such borrowing as set forth in the commitment letter. Harris subsequently entered into the new $1.3 billion term loan facility, which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion.

Subject to the terms and conditions of the merger agreement, Harris must use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the financing for the merger on the terms and conditions described in the commitment letter and the unsecured term loan facility commitment letter, which together are referred to as the financing letters (as may be amended in accordance with the terms of the merger agreement), and will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the financing letters or the fee letters, if such amendment, modification or waiver:

•	reduces the aggregate amount of the financing for the merger; or

•	imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the financing for the merger or other terms in a manner that would reasonably be expected to:

•	delay or prevent the closing;

•	make the timely funding of the financing for the merger or satisfaction of the conditions to obtaining the financing for the merger materially less likely to occur; or

•	adversely impact the ability of Harris to enforce its rights against any other party to the financing letters or the definitive agreements with respect thereto, other than, in each case:

•	a waiver of any closing conditions by lender(s) or their agent; or

•	to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the financing letters as of the date of the merger agreement or to reassign titles to such parties who had executed the financing letters as of the date of the merger agreement, provided, that

•	Harris will have the right to substitute other financing for all or any portion of the financing for the merger from the same and/or alternative financing sources;

•	the terms of such substitution would not be reasonably expected to delay or prevent the closing or make the timely funding of the financing for the merger or satisfaction of the conditions to obtaining the financing of the merger materially less likely to occur;

•	the conditions to the financing of the merger set forth in the financing letter would not be expanded or modified by such substitution in a manner that would reasonably be expected to delay or prevent the closing; and

•	any such substitute financing does not obligate Exelis prior to the closing as a surety, guarantor or indemnitor or require Exelis to extend credit to any person.

Harris is required to use its reasonable best efforts to:

•	arrange and consummate the financing for the merger in accordance with the terms and subject to the conditions of the financing letters;

•	negotiate and enter into all definitive agreements with respect to the financing for the merger on the terms and conditions contained in the financing letters;

•	comply with its obligations under the financing letters and, in the event of a failure to fund by the financing sources in accordance therewith that prevents, impedes or delays closing, to enforce its rights under the financing letters;

•	satisfy, or cause to be satisfied, on a timely basis, all conditions to such definitive agreements, to cause the parties providing financing for the merger to meet their obligations under such definitive agreements and to consummate the financing for the merger at or prior to the closing to the extent the proceeds thereof are needed to make the payment to the exchange agent of the aggregate per share consideration and to pay all other amounts required to be paid pursuant to the merger agreement and the other transactions contemplated by the merger agreement; and

•	to consummate the financing for the merger at or prior to closing (it being understood that this paragraph will not prevent Harris from substituting other financing for all or a portion of the financing for the merger in accordance with the paragraph above).

If any portion of the financing for the merger becomes unavailable on the terms and conditions contemplated in the financing letters (other than as a result of obtaining substitute debt financing in accordance with the merger agreement) and such portion is reasonably required to make the payment to the exchange agent of the aggregate per share consideration, all other amounts required to be paid pursuant to the merger agreement and the merger and the other transactions contemplated by the merger agreement, which event is referred to as an original financing failure, Harris must promptly notify Exelis in writing of the original financing failure and Harris must use its reasonable best efforts to arrange as promptly as practicable to obtain alternative financing from alternative sources on terms and conditions not materially less favorable, taken as a whole, to Harris than those contained in the financing letters and the fee letters and in an amount, when added with cash and marketable securities of Merger Sub and Harris, at least equal to the financing for the merger or such unavailable portion thereof, as the case may be, and to obtain a new financing commitment letter with respect to such alternate financing, which will replace the existing financing letters.

Prior to the closing, Exelis has agreed to use, and to cause its subsidiaries to use, their reasonable best efforts, at Harris’ sole expense, to cooperate with Harris as necessary in connection with the arrangement of the financing for the merger as may be reasonably requested by Harris.

Subsequent to entering into the financing letters, Harris entered into on March 16, 2015 a new senior unsecured term loan facility in an aggregate principal amount of $1.3 billion, which correspondingly reduced the financing commitments for the bridge facility from $3.4 billion to $2.1 billion.

Conditions to the Completion of the Merger

Conditions to Each Party’s Obligation to Effect the Merger

Each party’s obligation to consummate the merger is subject to the satisfaction or waiver, to the extent applicable, of the following conditions:

•	approval of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Exelis common stock entitled to vote thereon at the special meeting;

•	the expiration or termination of the waiting period (and any extension thereof) applicable to the merger under the HSR Act;

•	the obtainment of all required government consents;

•	the absence of any restraining orders;

•	the shares of Harris common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance; and

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC.

Conditions to Obligations of Harris and Merger Sub to Effect the Merger

In addition, the obligations of Harris and Merger Sub to effect the merger are subject to the satisfaction or waiver by Harris at or prior to the effective time of the following conditions:

•	the representations and warranties of Exelis contained in Section 5.2 (Capital Structure) of the merger agreement will be true and correct in all respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case as of such specified earlier date), except for any failures in the accuracy of any such representations and warranties that, individually or in the aggregate, are de minimis in nature and amount. The representations and warranties of Exelis contained in Section 5.1 (but solely the first sentence thereof) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.4(b)(i) (Government Filings; No Violations; Certain Contracts), Section 5.15 (Takeover Statutes) and Section 5.23 (Brokers and Finders) of the merger agreement will be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case as of such specified earlier date). All other representations and warranties of Exelis contained in the merger agreement will be true and correct (without giving effect to any material adverse effect or other materiality qualifications or limitations therein) as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representations and warranties expressly relate to a specified date, in which case as of such specified earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Exelis. Harris also must receive at the closing a certificate signed on behalf of Exelis by the Chief Executive Officer or the Chief Financial Officer of Exelis to the effect that the conditions set forth in this clause have been satisfied;

•	Exelis must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date. Harris also must receive at the closing a certificate signed on behalf of Exelis by the Chief Executive Officer or the Chief Financial Officer of Exelis to the effect that the conditions set forth in this clause have been satisfied; and

•	since the date of the merger agreement, there must not have occurred any material adverse effect on Exelis.

Conditions to Obligations of Exelis to Effect the Merger

The obligation of Exelis to effect the merger is also subject to the satisfaction or waiver by Exelis at or prior to the effective time of the following conditions:

•

the representations and warranties of Harris contained in Section 6.1 (but solely the first sentence thereof) (Organization, Good Standing and Qualification), Section 6.2 (Capitalization of Parent), and

Section 6.5 (Corporate Authority) of the merger agreement will be true and correct in all material respects as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case as of such specified earlier date). All other representations and warranties of Harris contained in the merger agreement will be true and correct (without giving effect to any material adverse effect or other materiality qualifications or limitations therein) as of the date of the merger agreement and as of the closing date as though made on and as of the closing date (except to the extent any such representations and warranties expressly relate to a specified earlier date, in which case as of such specified earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on Harris. Exelis also must receive at the closing a certificate signed on behalf of Harris by an executive officer of Harris to the effect that the conditions set forth in this clause have been satisfied; and

•	each of Harris and Merger Sub must have performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date, and Exelis will have received a certificate signed on behalf of Harris by an executive officer of Harris to such effect.

Termination of the Merger Agreement

Termination by Mutual Consent

The merger agreement may be terminated and the merger and the other transactions contemplated by the merger agreement may be abandoned at any time prior to the effective time, whether before or after the time the required Exelis shareholder vote is obtained, by mutual written consent of Exelis and Harris by action of their respective boards of directors.

Termination by Either Harris or Exelis

Either Harris or Exelis may terminate the merger agreement at any time before the effective time if:

•	the merger has not been completed by August 5, 2015 (as such date may be extended, which is referred to as the termination date), provided that if on such date any of the conditions to the closing related to required government consents or restraining orders (to the extent that any such restraining order is in respect of any required government consent) has not been fulfilled but all other conditions to the closing either have been fulfilled or are then capable of being fulfilled, then the termination date of the merger agreement will, without any action on the part of the parties, be extended to November 5, 2015;

•	the approval of the merger agreement by Exelis shareholders has not been obtained at the special meeting or at any adjournment or postponement of the special meeting taken in accordance with the merger agreement; or

•	any restraining order permanently restraining, enjoining or otherwise prohibiting consummation of the merger has become final and non-appealable; provided that the right to terminate the merger agreement pursuant to this paragraph will not be available to any party that has breached in any material respect its obligations under the merger agreement, in any manner that has proximately contributed to the occurrence of the failure of a condition to the consummation of the merger or the failure of the merger to occur by the termination date.

Termination by Exelis

Exelis may terminate the merger agreement and the merger may be abandoned by action of the Exelis board of directors if:

•

Harris has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in the closing conditions provisions of the merger agreement that is for the benefit of Exelis and (ii) is not capable of being cured prior to the termination date of the merger agreement or, if capable of being cured, has not been cured by Harris by the 30th day after written notice thereof is given by Exelis to Harris;

•	at any time prior to (but not after) obtaining the required Exelis shareholder vote if (i) the board of directors of Exelis authorizes Exelis, subject to complying with the terms of the merger agreement related to acquisition proposals, to enter into an alternative acquisition agreement with respect to a superior proposal that did not result from a breach of the merger agreement, (ii) concurrently with the termination of the merger agreement Exelis, subject to complying with the terms of the merger agreement related to acquisition proposals, enters into an alternative acquisition agreement with respect to a superior proposal that did not result from a breach of the merger agreement and (iii) prior to or concurrently with such termination, Exelis pays to Harris the termination fee pursuant to the merger agreement; or

•	(i) the conditions to closing related to each party’s obligation to effect the merger and Harris’ and Merger Sub’s obligations to effect the merger (other than those conditions that by their nature are to be first satisfied at the closing; provided that such conditions are capable of being satisfied as of the date of the termination of the merger agreement) are satisfied, (ii) Exelis has confirmed by written notice to Harris that all conditions to closing related to Exelis’ obligation to effect the merger are satisfied (other than those conditions that by their nature are to be first satisfied at the closing; provided that such conditions are capable of being satisfied as of the date of the termination of the merger agreement) or that it irrevocably waives any unsatisfied conditions to closing related to Exelis’ obligation to effect the merger and (iii) Harris and Merger Sub fail to complete the merger and the other transactions contemplated by the merger agreement within three business days after the delivery of such notice and Exelis stood ready, willing and able to consummate the merger and the other transactions contemplated by the merger agreement through the end of such three-business day period.

Termination by Harris

Harris may terminate the merger agreement and the merger may be abandoned at any time prior to the effective time by action of the board of directors of Harris if any one of the following events has occurred:

•	the board of directors of Exelis has made a change of recommendation,

•	Exelis has materially breached the provisions of the merger agreement related to non-solicitation and acquisition proposals; or

•	Exelis has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in the closing conditions provisions of the merger agreement that is for the benefit of Harris and (ii) is not capable of being cured prior to the termination date or, if capable of being cured, has not been cured by Exelis by the 30th day after written notice thereof is given by Harris to Exelis.

Termination Fee; Reverse Termination Fee

In the event that the merger agreement is terminated by (i) Harris pursuant to a change in recommendation by the Exelis board of directors or a material breach of the provisions related to acquisition proposals by Exelis or (ii) either Harris or Exelis on account of a failure to obtain the required Exelis shareholder vote at a time when Harris had the right to terminate the merger agreement pursuant to its termination rights in clause (i), then Exelis must promptly, but in no event later than two days after the date of such termination, pay to Harris the termination fee (defined below), payable by wire transfer of same day funds. In the event that the merger agreement is terminated by Exelis on account of Exelis’ entry into an alternative acquisition agreement with respect to a superior proposal that did not result from a breach of the merger agreement, then, prior to or concurrently with such termination, Exelis must pay to Harris the termination fee, payable by wire transfer of same day funds.

“Termination fee” means a non-refundable cash amount equal to $138,420,000, except that in the event the merger agreement is terminated on or before March 7, 2015 on account of Exelis’ entry into an alternative acquisition agreement related to a superior proposal that did not result from a breach of the merger agreement, then the termination fee will refer to a non-refundable cash amount equal to $57,675,000.

In the event that:

•	a bona fide acquisition proposal has been made to Exelis or any of its subsidiaries or any person has publicly announced an intention (whether or not conditional) to make an acquisition proposal (and such acquisition proposal has not been publicly withdrawn without qualification at least 15 business days prior to the date of termination if such termination is pursuant to the termination date or an uncured breach of representations, warranties or covenants by Exelis, and at least ten business days prior to the date of the special meeting, if such termination is pursuant to the failure to obtain the requisite Exelis shareholder approval for the merger and merger agreement);

•	thereafter the merger agreement is terminated by either Harris or Exelis on the grounds that the merger has not been completed by the termination date or that the required shareholder approval of the merger agreement has not been obtained at the special meeting (other than such failure to obtain approval related to a breach of Exelis’ obligations regarding acquisition proposals and change of recommendation as provided in the merger agreement), or by Harris on account of an uncured breach by Exelis of its representations, warranties or covenants under the merger agreement; and

•	within 12 months after such termination Exelis or any of its subsidiaries has entered into an alternative acquisition agreement or has adopted or recommended to Exelis’ shareholders or otherwise not opposed an acquisition proposal, or an acquisition proposal has been completed, resulting in any person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) of Exelis or more than 50% of the total voting power of the equity securities of Exelis, then Exelis must pay the termination fee to Harris upon the earliest to occur of such events.

In the event the merger agreement is terminated by Exelis on account of Harris’ and Merger Sub’s failure to complete the merger when:

•	all conditions to closing have been satisfied (other than those conditions that by their nature are to be first satisfied at the closing; provided that such conditions are capable of being satisfied as of the date of the termination of the merger agreement);

•	Exelis has confirmed by written notice to Harris that all conditions to closing have been satisfied; and

•	Exelis has stood ready, willing and able to complete the merger for the three-business-day period after the delivery of such notice,

then Harris must promptly, but in no event later than two days after the date of such termination, pay to Exelis a non-refundable cash amount equal to $300,000,000, which is referred to as the reverse termination fee.

If the termination fee or the reverse termination fee becomes payable and is paid in full by the applicable party, then the termination fee or the reverse termination fee, as applicable, will be Exelis’ or Harris’ and Merger Sub’s sole and exclusive remedy for monetary damages under the merger agreement. Notwithstanding anything to the contrary in the merger agreement (subject to certain exceptions), termination of the merger agreement will not relieve any party to the merger agreement of any liability or damages to the other party to the merger agreement resulting from any fraud or willful and material breach of the merger agreement.

Modification or Amendment

Subject to the provisions of the applicable laws, at any time prior to the effective time, the parties to the merger agreement may modify or amend the merger agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. Notwithstanding the foregoing, no amendments or modifications to the provisions of which the financing sources are expressly made third party beneficiaries will be permitted in a manner adverse to any financing source without the prior written consent of such financing source.

Waiver of Conditions

The conditions to each of the parties’ obligations to complete the merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable laws.

Specific Performance

The parties agree that irreparable damage would occur in the event that any of the provisions in the merger agreement were not performed in accordance with their specific terms or were otherwise breached. The parties accordingly agree that the parties will be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement in the Court of Chancery of the State of Delaware. Notwithstanding the foregoing or anything to the contrary in the merger agreement, the parties acknowledge and agree that Exelis will not be entitled to enforce specifically the obligations of Harris and Merger Sub to effect the closing unless all of the conditions to closing related to the obligation of Harris and Merger Sub to effect the closing have been satisfied and the proceeds of the financing are then available in full.

No Third Party Beneficiaries

Except as provided in the provisions of the merger agreement related to the indemnification of officers and directors only and pursuant to the last sentence of this paragraph, Harris and Exelis agree that their respective representations, warranties and covenants set forth in the merger agreement are solely for the benefit of the other party thereto, in accordance with and subject to the terms of the merger agreement, and the merger agreement is not intended to, and does not, confer upon any person other than the parties thereto any rights or remedies thereunder, including the right to rely upon the representations and warranties set forth therein. The parties thereto further agree that the rights of third party beneficiaries under the provisions of the merger agreement related to the indemnification of officers and directors will not arise unless and until the effective time occurs. The representations and warranties in the merger agreement are the product of negotiations among the parties thereto and are for the sole benefit of the parties thereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties thereto in accordance with the provisions in the merger agreement related waiver of conditions without notice or liability to any other person. In some instances, the representations and warranties in the merger agreement may represent an allocation among the parties thereto of risks associated with particular matters regardless of the knowledge of any of the parties thereto. Consequently, persons other than the parties thereto may not rely upon the representations and warranties in the merger agreement as characterizations of actual facts or circumstances as of the date of the merger agreement or as of any other date. Notwithstanding anything to the contrary in this paragraph, each of this paragraph, and Sections 10.2 (Modification or Amendment) and 10.5 (Governing Law and Venue; Waiver of Jury Trial; Specific Performance) of the merger agreement are intended to benefit, and be enforceable by, the financing sources and their stockholders, partners and members.

PROPOSAL 2: ADVISORY VOTE ON MERGER-RELATED COMPENSATION FOR EXELIS’ NAMED EXECUTIVE OFFICERS

Exelis is required pursuant to Section 14A of the Exchange Act and the applicable SEC rules issued thereunder to include in this proxy statement/prospectus a proposal for a non-binding, advisory vote on the compensation that will or may be paid to each of Exelis’ named executive officers (David F. Melcher, Peter J. Milligan, Ann D. Davidson, Christopher D. Young, and A. John Procopio) that is based on or otherwise relates to the merger and the other transactions contemplated by the merger agreement, as disclosed in this proxy statement/prospectus, including the disclosures set forth in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] of this proxy statement/prospectus. This vote is commonly referred to as a “executive officer say-on-pay” vote. This non-binding, advisory proposal relates only to already existing contractual obligations of Exelis that may result in a payment to Exelis’ named executive officers in connection with, or following, the consummation of the proposed merger and the other transactions and contemplated by the merger agreement, does not relate to any new compensation or other arrangements between Exelis’ named executive officers and Harris or, following the consummation of the merger and the other transactions contemplated by the merger agreement, Harris, Exelis and their respective affiliates. Further, it does not relate to any compensation arrangement with Exelis’ directors or executive officers who are not named executive officers.

Exelis’ board unanimously recommends that Exelis shareholders approve the following resolution:

“RESOLVED, that the shareholders of Exelis Inc. approve, on an advisory (non-binding) basis, the compensation to be paid to Exelis Inc.’s named executive officers in connection with the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the Executive Officer Compensation Arrangements table in the proxy statement/prospectus and the related footnotes and narrative disclosures in the section of the proxy statement/prospectus following the Executive Officer Compensation Arrangements table.”

This vote on named executive officer compensation payable in connection with the merger is separate and apart from the vote to approve the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the executive officer compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on Exelis or the Exelis board. Accordingly, because Exelis is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the merger is consummated and regardless of the outcome of this advisory vote. If a quorum is present at the special meeting, the non-binding compensation proposal will be deemed approved if more votes are cast in favor of the proposal than are cast against it. The change of control payments are a part of Exelis’ comprehensive executive compensation program and are intended to align Exelis’ named executive officers’ interests with yours as shareholders by ensuring their continued retention and commitment during critical events such as the merger and the other transactions contemplated by the merger agreement, which may create significant personal uncertainty for them.

The description of the payments contained in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] of this proxy statement/prospectus as well as in the table entitled “Executive Officer Compensation Arrangements—Exelis” and the accompanying footnotes, beginning on page [—] of this proxy statement/prospectus, is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each named executive officer that is based on or otherwise relates to the merger and will or may become payable either by Exelis or Harris pursuant to existing contractual obligations or arrangements. We are asking Exelis shareholders to approve the executive officer compensation that will or may become payable to each of Exelis’ named executive officers as set forth in the “Executive Officer Compensation Arrangements—Exelis” table and as described in “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—]of this proxy statement/prospectus.

INTERESTS OF EXELIS’ DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER

In considering the Exelis board of directors’ recommendation to vote for the proposal to approve the merger agreement, Exelis shareholders should be aware that the directors and executive officers of Exelis have interests in the merger that are different from, or in addition to, the interests of Exelis shareholders generally and that may create potential conflicts of interest. The Exelis board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and adopting the merger, and in recommending the approval of the merger agreement by Exelis shareholders. In addition to the rights described in this section, the executive officers of Exelis may be eligible to receive some or all of the generally applicable benefits described under the section entitled “The Merger Agreement—Employee Benefits Matters” beginning on page [—].

Set forth below are descriptions of the interests of our non-employee directors (Herman E. Bulls, Ralph F. Hake, John J. Hamre, Paul J. Kern, Patrick J. Moore, Mark L. Reuss, Billie I. Williamson, R. David Yost), our named executive officers (David F. Melcher, Peter J. Milligan, Ann D. Davidson, Christopher D. Young, A. John Procopio), and our other executive officers as a group, including interests in equity or equity-based awards, change in control severance arrangements and other compensation and benefit arrangements.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus, and some of these assumptions are based on information that is currently available but may change. The dates used in the discussions below to quantify certain of these interests have been selected for illustrative purposes only. They do not necessarily reflect the dates on which certain events will occur. These estimates assume that the per share equity award consideration is $24.07, which is the average per-share closing price of Exelis common stock over the first five days following February 5, 2015. The value of the equity award consideration depends on the per share price of Harris common stock prior to the closing date (which is not determinable at this time). As a result of the foregoing, the actual amounts, if any, to be received by an executive officer or a non-employee director may differ in material respects from the amounts set forth below.

Treatment of Stock Options

At the effective time of the merger, each outstanding stock option to purchase Exelis common stock under Exelis’ equity compensation plans (whether or not vested and exercisable prior to the effective time of the merger) will be converted into the right of the holder to only receive an amount in cash, without interest and less any applicable withholding tax, paid as soon as practicable following the effective time of the merger, equal to the product of the total number of shares of Exelis common stock covered by the stock option, multiplied by the excess of the per share equity award consideration over the applicable exercise price of the stock option.

The following table summarizes the outstanding unvested options held by each of our named executive officers and our other executive officers as a group, in each case held as of February 13, 2015, and an approximation of the consideration that each of them may become entitled to receive in connection with the payments described above in respect of their stock options, assuming continued employment through the effective time of the merger and assuming solely for this purpose that the effective time of the merger occurred on February 13, 2015. The amounts do not include the number and value of vested Exelis stock options held by Exelis executive officers and non-employee directors. In addition, the amounts reflected below do not attempt to forecast any additional equity award vesting, grants, issuances or forfeitures that may occur prior to the closing of the merger.

	No. of Shares Underlying Unvested Options	Weighted Average Exercise Price of Unvested Options (1)	Resulting Consideration ($)
Named Executive Officers:
David F. Melcher	1,051,630	$11.68	$13,029,696
Peter J. Milligan	262,788	$11.76	$3,234,920
Ann D. Davidson	172,559	$11.75	$2,125,927
Christopher D. Young	151,963	$11.67	$1,884,341
A. John Procopio	135,022	$11.73	$1,666,171

All Other Executive Officers as a Group:	253,626	$12.18	$3,015,613

(1)	Weighted average exercise price numbers are rounded up or down to the nearest whole cent.

Treatment of Restricted Stock Units

At the effective time of the merger, each outstanding unvested RSU, other than any rollover RSUs, will be converted into the right of the holder to receive an amount in cash, less any applicable withholding tax, equal to the product of the per share equity award consideration multiplied by the number of shares of Exelis common stock underlying the RSU, plus any accrued dividend equivalents earned on outstanding RSUs. The payment in respect of the RSUs will be made as soon as reasonably practicable following the effective time of the merger. To the extent that any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts will become vested at the effective time of the merger and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code.

The following table summarizes the aggregate number of outstanding unvested RSUs (other than rollover RSUs) held by our named executive officers, our other executive officers as a group, and our non-employee directors, in each case held as of February 13, 2015, and the consideration that each of them may become entitled to receive in connection with the payments described above in respect of these awards, assuming continued employment or continued service through the effective time of the merger and assuming solely for this purpose the effective time of the merger occurred on February 13, 2015. These amounts do not include awards of rollover RSUs in respect of 2015 long-term incentive grants or the 2015 annual grants to non-employee directors.

	Aggregate Number of Unvested RSUs	Aggregate Amount of Dividend Equivalents ($)	Resulting Consideration ($)
Named Executive Officers:
David F. Melcher	311,651	$249,863	$7,751,303
Peter J. Milligan	78,370	$62,311	$1,948,677
Ann D. Davidson	51,445	$40,970	$1,279,251
Christopher D. Young	45,241	$36,560	$1,125,511
A. John Procopio	64,886	$51,222	$1,613,028

All Other Executive Officers as a Group:	73,258	$51,525	$1,814,845

Non-employee Directors:
Herman E. Bulls	5,568	$7,285	$141,307
Ralph F. Hake	9,435	$30,616	$257,716
John J. Hamre	5,568	$23,859	$157,881
Paul J. Kern	5,568	$1,634	$135,656
Patrick J. Moore	5,568	$16,741	$150,763
Mark L. Reuss	5,568	$1,634	$135,656
Billie I. Williamson	5,568	$1,634	$135,656
R. David Yost	5,568	$22,297	$156,319

Treatment of Restricted Stock

At the effective time of the merger, each outstanding restricted share of Exelis common stock will no longer be subject to restrictions or vesting conditions and will entitle the holder to receive the per share merger consideration in accordance with the applicable terms and conditions of such restricted share award. Messrs. Hake and Hamre held 2,242 and 2,372 restricted shares, respectively, as of February 13, 2015, which are subject to deferral elections with respect to their release.

Treatment of Long-Term Cash Incentive Awards

At the effective time of the merger, each outstanding and unvested long-term cash incentive award, which is referred to as a TSR award, will be converted into the right of the holder to receive an amount in cash, less any applicable withholding tax, equal to (1) in the case of a pro rata portion of the TSR award, prorated for the number of days between the commencement of the applicable performance period and the date preceding the closing date of the merger as compared to the number of days in the entire performance period, the amount of cash determined based on the actual achievement of the applicable performance goals for the period, and (2) in the case of the remaining portion of the TSR award, the amount of cash determined based on target-level performance against the applicable performance goals, prorated for the period from the effective time of the merger and the end of the applicable performance period. The TSR award terms provide that payment in respect of the TSR award will be made within 30 days after the effective time of the merger.

The following table summarizes the consideration that our named executive officers, and our other executive officers as a group, in each case held as of February 13, 2015, may become entitled to receive in connection with the payments described above in respect of the outstanding unvested TSR awards, assuming continued employment through the effective time of the merger and assuming solely for this purpose the effective time of the merger occurred on February 13, 2015.

	Aggregate Prorated TSR Awards Based on Actual Achievement ($)	Aggregate Prorated TSR Awards Based on Target ($)	Resulting Consideration ($)
Named Executive Officers:
David F. Melcher	$2,844,932	$1,377,534	$4,222,466
Peter J. Milligan	$721,742	$356,129	$1,077,871
Ann D. Davidson	$472,581	$232,710	$705,291
Christopher D. Young	$405,403	$196,299	$601,702
A. John Procopio	$365,262	$179,969	$545,231

All Other Executive Officers as a Group:	$830,658	$427,171	$1,257,829

Treatment Under Deferred Compensation Plans

Under the Exelis Deferred Compensation Plan and the Exelis Deferred Compensation Plan for Non-Employee Directors, which are collectively referred to as the Deferred Compensation Plans, a participant may elect to have his or her account balance allocated into one or more of the phantom investment funds available under the plans (including a phantom Exelis stock fund), and the investment earnings credited to the participant’s account mirrors the investment returns achieved by the investment funds elected. Any portion of a participant’s account deemed invested in a phantom Exelis stock fund will be credited with dividend equivalents, as and when dividends are paid on Exelis common stock, and such dividend equivalents are deemed invested in additional shares of such phantom stock. To the extent an executive officer’s account under the Exelis Deferred Compensation Plan, or a non-employee director’s account under the Exelis Deferred Compensation Plan for Non-Employee Directors, is deemed invested in a notional Exelis stock fund, such executive officer’s or non-employee director’s account will have investment earnings credited to mirror the investment returns achieved on Exelis common stock.

None of our named executive officers or other executive officers have account balances under the Exelis Deferred Compensation Plan deemed to be invested in a notional Exelis stock fund. Certain of our non-employee directors have account balances under the Exelis Deferred Compensation Plan for Non-Employee Directors deemed to be invested in a notional Exelis stock fund.

Messrs. Hake, Hamre and Yost were deemed to hold 796; 20,937; and 23,953 notional shares of Exelis common stock, respectively, in accounts under the Exelis Deferred Compensation Plan for Non-Employee Directors for our non-employee directors as of February 13, 2015, and the consideration that each of them may be entitled to have allocated to their accounts in respect of such notional shares of Exelis common stock upon completion of the merger, assuming a per share value of Exelis common stock of $24.07, is equal to $19,160, $503,954 and $576,549, respectively.

Treatment Under Exelis Excess Pension Plans

Certain executive officers participate in the Exelis Excess Pension Plan IA, the Exelis Excess Pension Plan IB, the Exelis Excess Pension Plan IIA and the Exelis Excess Pension Plan IIB, collectively referred to as the Exelis Excess Pension Plans, which are non-qualified supplemental retirement plans. The Exelis Excess Pension Plans provide benefits in excess of those permitted under Exelis’ qualified defined benefit plan, the Exelis Salaried Retirement Plan, including as a result of tax law limits on the amount of compensation taken into account under a tax-qualified plan and the amount of benefit payable under a tax-qualified plan. Benefits under the Exelis Excess Pension Plans are ordinarily payable as a monthly annuity (or in certain cases, a lump sum) following a participant’s retirement or certain other termination of employment. Upon a change in control (or an acceleration event, with respect to certain benefits grandfathered under Section 409A of the Code) as such terms are defined in the Exelis Excess Pension Plans, a participant’s benefit is paid in a single lump sum within 90 days following the change in control (or with respect to certain benefits grandfathered under Section 409A of the Code, as soon as possible after the acceleration event). In addition, upon an acceleration event, participants become fully vested in their benefits under the Excess Pension Plan IIA and Excess Pension Plan IIB. The terms of the Excess Pension Plan IA and Excess Pension Plan IB provide that participants are fully vested in their benefits.

Each named executive officer is entitled to the following amount, which will be paid out in a lump sum, determined on the basis provided under the Exelis Excess Pension Plans, using the interest rate assumption used by the Pension Benefit Guaranty Corporation as of December 31, 2014, within 90 days following the effective time of the merger (or as soon as possible following the acceleration event with respect to the benefits grandfathered under Section 409A of the Code): Mr. Melcher—$1,869,006, Mr. Milligan—$49,754, Ms. Davidson—$712,287, Mr. Young—$4,764,200 and Mr. Procopio—$4,205,496. Our other executive officers as a group are entitled to an aggregate amount equal to $1,574,920, which will also be paid out in a lump sum within 90 days following the effective time of the merger (or as soon as possible following the acceleration event with respect to the benefits grandfathered under Section 409A of the Code).

Annual Incentive Compensation Plan

All of the executive officers participate in Exelis’ annual incentive compensation plan, which is referred to as the AIP and which provides for annual incentive compensation upon the achievement of specified performance objectives. Pursuant to the merger agreement, Exelis will pay annual incentive compensation amounts under the AIP for the 2014 calendar year in the ordinary course of business.

The merger agreement provides that Exelis may grant AIP opportunities for the 2015 calendar year with performance goals that are consistent with the performance goals used in connection with the 2014 AIP awards. Under the merger agreement, the 2015 AIP awards will not vest or pay at the effective time of the merger, but will instead provide for vesting and payment upon a termination other than for misconduct following the effective time of the merger, with such payout based on the target level of performance and prorated for the number of days elapsed in calendar year 2015. The 2015 AIP awards will otherwise be paid in the ordinary course of business if the executive officer is not terminated other than for misconduct in calendar year 2015.

Assuming solely for this purpose (1) performance at target levels and target amounts consistent with the prior year, (2) continued employment through the effective time of the merger, (3) termination of employment at the effective time of the merger other than for misconduct, and (4) the effective time of the merger occurred on February 13, 2015, our named executive officers will be entitled to the following amounts in respect of 2015 AIP awards: Mr. Melcher—$117,715, Mr. Milligan—$47,121, Ms. Davidson—$30,666, Mr. Young—$29,135 and Mr. Procopio—$27,559. Our other executive officers as a group are entitled to an aggregate amount equal to $89,224.

Salaried Retiree Medical Plan

Certain of the executive officers are covered by the Exelis retiree medical plan. Upon the completion of the merger, under the terms of the Exelis Salaried Retirement Plan, certain limitations on Exelis’ ability to modify the retiree medical benefits would go into effect. See the section entitled “The Merger Agreement—Exelis Employee Benefits Matters” beginning on page [—] of this proxy statement/prospectus.

Indemnification and Insurance

Under the terms of the merger agreement, each present and former director and officer of Exelis or any of its subsidiaries is entitled to continued indemnification and insurance coverage by Harris for acts or omissions occurring prior to the completion of the merger.

Special Senior Executive Severance Pay Plan

Under the Special Senior Executive Severance Pay Plan, following an executive officer’s termination of employment within two years following the merger by Exelis without cause or by the executive officer with good reason, the executive officer will be entitled to receive the following payments:

•	any accrued but unpaid base salary or AIP award, any unreimbursed business expenses and any employee benefits due to the individual, including paid time off;

•	two or three times the annual base salary rate in effect at the time of the termination and two or three times the target AIP award at the time of the termination, paid in non-discounted equal periodic installment payments corresponding to the frequency and duration of the severance payments that the executive officer would have been entitled to receive as a normal severance benefit in the absence of the occurrence of the merger;

•	continuation of health and life insurance benefits at the same levels for two or three years;

•	a lump-sum payment within 30 calendar days equal to the difference between the total lump-sum value of his or her pension benefit under the pension plans, or any successor pension plans (provided such plans are no less favorable to the executive than the pension plans) and the total lump-sum value of his or her pension benefit under the pension plans after crediting an additional two or three years of age and eligibility and benefit service using the annual base salary and target AIP award at the time of termination for purposes of determining final average compensation under the pension plans;

•	credit for an additional two or three years of age and eligibility service under Exelis’ retiree health and retiree life insurance benefits;

•	a lump-sum payment within 30 calendar days equal to two or three times annual base salary and target bonus at the time of the termination times a specified percentage rate of Exelis’ contributions to the Exelis Retirement Savings Plan and the Exelis Excess Savings Plan; and

•	one year of outplacement services.

Multipliers and numbers of years equal to three in the preceding discussion apply to our Band A executives, including all of the named executive officers. Multipliers and numbers of years equal to two in the preceding discussion apply to our Band B executives, including other of our executive officers.

Under the Special Senior Executive Severance Pay Plan, any payments and benefits to the executive officers that constitute “parachute payments” under Sections 280G and 4999 of the Code may be subject to reduction to the maximum amount that would not trigger any excise taxes if such reduction would result in a greater net-after-tax amount to such executive officers.

See the section entitled “The Merger—Interests of Exelis’ Directors and Executive Officers in the Merger—Quantification of Change in Control and Termination Payments and Benefits to Exelis’ Executive Officers” beginning on page [—].

Future Compensation Actions

Under the terms of the merger agreement, Exelis may take certain compensation actions prior to the closing of the merger including actions that will affect our executive officers and non-employee directors. As discussed above, Exelis may make grants of cash-settled rollover RSUs, which will be canceled at the closing of the merger in exchange for substitute RSUs covering shares of Harris common stock. In addition, Exelis may make grants of cash-settled RSUs to non-employee directors in the ordinary course of business, which will be cancelled at the closing of the merger and converted into the right to receive, as soon as reasonably practicable after the effective time of the merger, an amount in cash, without interest, equal to the sum of the product of (1) the total number of shares of Exelis common stock subject to such RSUs and (2) the per share equity award consideration, plus any accrued dividend payments in respect of such RSUs, less any required withholding taxes.

New Management Arrangements

As of the date of this proxy statement/prospectus, there are no new employment, equity contribution or other agreements between any Exelis executive officer or director, on the one hand, and Exelis or Harris, on the other hand. The merger is not conditioned upon any executive officer or director of Exelis entering into any such agreement.

Rabbi Trust Funding

Exelis is party to a trust agreement, which is intended to provide funding for benefits payable to directors and executive officers under the Exelis Excess Pension Plans, Exelis Deferred Compensation Plan; Exelis Excess Savings Plan; Exelis Inc. Special Senior Executive Severance Pay Plan; and Exelis Inc. Enhanced Severance Pay Plan. The merger constitutes an “acceleration event” under such plans and agreements and, as a result, Exelis will be required to contribute to the trust an amount sufficient to fund 110% of the benefits to be paid to the beneficiaries under the trust agreement and certain other administrative and legal expenses, within 30 days following the merger. All amounts paid from the trust to the trust beneficiaries in respect of Exelis’ obligations to such trust beneficiaries will be paid in cash.

Quantification of Change in Control and Termination Payments and Benefits to Exelis’ Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K (including some of the information set forth in detail above) regarding the compensation for Exelis’ “named executive officers” (as identified in accordance with the Securities and Exchange Commission, which is referred to as the SEC, regulations) based on the merger, assuming (1) the closing of the merger occurred on February 13, 2015, (2) Exelis named executive officers held the unvested equity awards outstanding as of February 13, 2015 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K), (3) Exelis’ named executive officers become entitled to accelerated vesting and/or payment in respect of all unvested equity, equity-based awards and cash-based TSR awards on the assumed date (solely for this purpose) of the closing of the merger (excluding, for the avoidance of doubt, any additional awards that may be granted prior to the effective time of the merger), in accordance with the terms of the merger agreement, regardless of whether the named executive officer’s employment is terminated, referred to as a single-trigger event, (4) Exelis’ named executive officers experienced a qualifying termination on the assumed date of the closing of the merger (solely for this purpose), referred to as a double-trigger event, and (5) the price per share of Exelis common stock is $24.07, which in accordance with Item 402(t) of Regulation S-K, is the average closing price per share of Exelis’ common stock for the first five days following the public announcement of the merger on February 5, 2015.

The calculations in the table below do not include amounts the Exelis named executive officers were already entitled to receive or vested in as of the date hereof or under contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation in favor of executive officers that are available generally to all the salaried employees of Exelis. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement/prospectus. Some of these assumptions are based on information that is currently available but may change. As a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

The table also sets forth estimates of the amounts of such compensation for Exelis’ other executive officers, as a group. Exelis’ shareholders are not being asked to approve such compensation for the other executive officers.

Executive Officer Compensation Arrangements—Exelis

	Cash ($) (1)	Equity ($) (2)	Pension/ NQDC ($) (3)	Perquisites/Benefits ($) (4)	Total ($) (5)
Named Executive Officers:
David F. Melcher	$10,199,181	$20,776,415	$2,997,329	$56,137	$34,029,062
Peter J. Milligan	$3,798,892	$5,184,373	$200,549	$52,603	$9,236,417
Ann D. Davidson	$2,765,456	$3,405,651	$959,458	$77,624	$7,208,189
Christopher D. Young	$2,559,236	$3,010,602	$2,621,274	$84,936	$8,276,048
A. John Procopio	$2,396,790	$3,279,057	$930,381	$73,874	$6,680,102

All Other Executive Officers as a Group:	$7,307,753	$4,831,157	$4,625,699	$295,790	$17,060,399

(1)	Cash: The amounts in this column represent the cash severance payments to which the executive officers would be entitled under the Special Senior Executive Severance Pay Plan, the pro-rated 2015 AIP award payments to which the executive officers would be entitled to under the terms of the 2015 AIP awards, and the payments to which the executive officers would be entitled to with respect to the unvested TSR awards. The following table breaks down the amounts in this column by type of payment.

	Cash Severance ($) (a)	Prorated 2015 AIP Award ($) (b)	Accelerated TSR Awards ($) (c)	Total ($)
Named Executive Officers:
David F. Melcher	$5,859,000	$117,715	$4,222,466	$10,199,181
Peter J. Milligan	$2,673,900	$47,121	$1,077,871	$3,798,892
Ann D. Davidson	$2,029,500	$30,666	$705,290	$2,765,456
Christopher D. Young	$1,928,400	$29,135	$601,701	$2,559,236
A. John Procopio	$1,824,000	$27,559	$545,231	$2,396,790

All Other Executive Officers as a Group:	$5,960,700	$89,224	$1,257,829	$7,307,753

(a)	The amounts in this column represent the “double-trigger” severance payments provided to the executive officers under the Special Senior Executive Severance Pay Plan, equal to three times for the named executive officers (two or three times in the case of the other executive officers) the sum of (1) his or her annual base salary in effect at the time of his or her termination date plus (2) his or her target AIP award at the time of his or her termination date. The severance payments are paid in non-discounted equal periodic installment payments corresponding to the frequency and duration of the severance payments that the named executive officer would have been entitled to receive as a normal severance benefit in the absence of the occurrence of the merger.

(b)	The amounts in this column represent the “double-trigger” payment provided to the executive officers with respect to the 2015 AIP awards, which will vest and pay out upon a termination other than for misconduct, based on the target level of performance and prorated for the number of days elapsed in calendar year 2015.

(c)	The amounts in this column represent the value of the unvested TSR awards the vesting of which would accelerate on a “single-trigger” basis solely as a result of the closing of the merger (and regardless of whether the executive’s employment terminates), which, (1) in the case of a pro rata portion of TSR award, prorated for the number of days between the commencement of the applicable performance period and the date preceding the closing date of the merger as compared to the number of days in the entire performance period, the amount of cash determined based on the actual achievement of the applicable performance goals for such period, and (2) in the case of the remaining portion of the TSR award, the amount of cash determined based on target-level performance against the applicable performance goals, prorated for the period from the effective time of the merger and the end of the applicable performance period. The payment in respect of the TSR award will be made within 30 days after the effective time of the merger.

(2)	Equity: The amounts in this column represent the value of the unvested equity and equity-based awards under Exelis’ equity compensation plans the vesting of which would accelerate on a “single-trigger” basis solely as a result of the closing of the merger (and regardless of whether the executive’s employment terminates), which (a) for outstanding unvested stock options, is equal to the per share equity award consideration less the exercise price per share, and (b) for outstanding unvested RSUs (including dividend equivalents on outstanding RSUs), other than rollover RSUs, is equal to the per share equity award consideration, plus the amount of any such dividend equivalents. For purposes of the table above, amounts are calculated based on the number of awards held by each named executive officer as of February 13, 2015 and the per share equity award consideration is assumed to be $24.07, which is the average per-share closing price of Exelis common stock over the first five days following February 5, 2015. The amounts do not include the value of annual long-term incentive grants which may be made in 2015, which are expected to have a grant date value consistent with the value of awards granted for 2014. See the discussions relating to the treatment of stock options and the treatment of restricted stock units in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—] for further information relating to the amounts by type of award.

(3)	Pension/NQDC: The amounts in this column represents the “double-trigger” enhanced retirement benefits provided for under the Special Senior Executive Severance Pay Plan, paid in a lump sum within 30 calendar days after the date of termination. The amounts in this column do not include amounts that otherwise are payable under the Exelis Deferred Compensation Plans or the Exelis Excess Pension Plans as described in the discussions above relating to the treatment under Deferred Compensation Plans and treatment under the Exelis Excess Pension Plan in the section entitled “Interests of Exelis’ Directors and Executive Officers in the Merger” beginning on page [—]. The following table breaks down the amounts in this column by type of payment.

	Enhanced DB Benefit ($) (a)	Enhanced DC Benefit ($) (b)	Total ($)
Named Executive Officers:
David F. Melcher	$2,997,329	—	$2,997,329
Peter J. Milligan	—	$200,549	$200,549
Ann D. Davidson	$959,458	—	$959,458
Christopher D. Young	$2,621,274	—	$2,621,274
A. John Procopio	$930,381	—	$930,381

All Other Executive Officers as a Group:	$4,471,259	$154,440	$4,625,699

(a)	The amounts in this column represents a payment equal to the difference between the total lump-sum value of his pension benefit under the Exelis Excess Pension Plans and the total lump-sum value of his or her pension benefit under the Exelis Excess Pension Plans after crediting the named executive officer with three additional years of age, eligibility and benefit service (two or three years in the case of the other executive officers) using the annual base salary and target AIP award at the time of termination for purposes of determining final average compensation under the Exelis Excess Pension Plans (referred in the table above as the Enhanced DB Benefit).

(b)

The amounts in this column represents a payment equal to three times for the named executive officers (two or three times in the case of the other executive officers) annual base salary and target bonus at the time of termination multiplied by a specified percentage rate of Exelis’ contributions to the Exelis Retirement Savings Plan, and the Exelis Excess Savings Plan (referred in the table above as the Enhanced DC Benefit).

(4)	Perquisites/Benefits: The amounts in this column include the following “double-trigger” benefits: (a) the present value of three years for the named executive officers (two or three years in the case of the other executive officers) of continued health and life insurance benefits and (b) the total amount payable for outplacement services for one year, valued at $50,000. The present value of three years for the named executive officers (two or three years in the case of the other executive officers) of age and eligibility service under Exelis’ retiree health and retiree life insurance benefits is not included in the amounts in this column.

(5)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

None of the executive officers are entitled to a tax gross-up payment to reimburse the executive for the effect of any federal excise tax levied on “excess parachute payments” within the meaning of Section 280G of the Code. In addition, under the Special Senior Executive Severance Pay Plan, any payments and benefits to the executive officers that constitute “parachute payments” under Sections 280G and 4999 of the Code may be subject to reduction to the maximum amount that would not trigger any excise taxes if such reduction would result in a greater net-after-tax amount to such executive officers. For purposes of the tables above, Exelis assumed that no such reduction would be made to the payments to the executive officers.

PROPOSAL 3: ADJOURNMENT OF THE EXELIS SPECIAL MEETING

Exelis shareholders are being asked to approve a proposal that will give Exelis’ board of directors authority to adjourn the special meeting if necessary to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Exelis special meeting or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders. If this proposal is approved, the Exelis special meeting could be adjourned to any date. If the Exelis special meeting is adjourned to solicit additional proxies, Exelis shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the approval of the merger agreement but do not indicate a choice on the adjournment proposal, your shares will be voted in favor of the adjournment proposal. But if you indicate that you wish to vote against the approval of the merger agreement, your shares will only be voted in favor of the adjournment proposal if you indicate that you wish to vote in favor of that proposal.

Exelis’ board unanimously recommends that Exelis shareholders approve the following resolution:

“RESOLVED, that the shareholders of Exelis Inc. approve the adjournment of the Exelis special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger agreement at the time of the Exelis special meeting or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to the Exelis shareholders.”

Provided a quorum is present, the affirmative vote of holders of a majority of the shares of Exelis common stock present in person or represented by proxy at the Exelis special meeting and entitled to vote on the proposal will be required to approve the adjournment of the Exelis special meeting. In the absence of a quorum, the officer presiding at the special meeting has the power to adjourn the meeting until a quorum is present.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes the material U.S. federal income tax consequences of (i) the merger to holders of Exelis common stock and (ii) post-merger ownership and disposition of Harris common stock, in each case to holders of Exelis common stock who receive the per share merger consideration pursuant to the merger. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended, which is referred to as the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein.

This discussion assumes that holders of Exelis common stock hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Exelis common stock in light of such holder’s particular circumstances, nor does it discuss the special considerations applicable to holders of Exelis common stock subject to special treatment under the U.S. federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, holders who acquired their Exelis common stock through the exercise of options or otherwise as compensation, holders who hold their Exelis common stock as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, and holders who own or have owned (directly, indirectly or constructively) 5% or more of Exelis’ stock (by vote or value). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder.

This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the merger to holders of Exelis common stock and post-merger ownership and disposition of Harris common stock; it is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the merger and post-merger ownership and disposition of Harris common stock. The U.S. federal income tax laws are complex and subject to varying interpretation. Accordingly, the IRS may not agree with the tax consequences described in this proxy statement/prospectus.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Exelis common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. Holders that are partners of a partnership holding Exelis common stock should consult their own tax advisor.

All holders should consult their own tax advisor to determine the particular tax consequences to them of the receipt of the per share merger consideration in exchange for shares of Exelis common stock pursuant to the merger.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Exelis common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate the income of which is subject to U.S. federal income tax regardless of its source.

A “non-U.S. holder” is a beneficial owner (other than a partnership) of Exelis common stock that is not a U.S. holder.

U.S. Holders

Tax Consequences of the Merger

Subject to the discussion below of the possible alternative treatment, for U.S. federal income tax purposes, the merger is intended to be treated as a sale by Exelis shareholders of Exelis common stock in exchange for the per share merger consideration, which is referred to as the Intended Treatment. Except where explicitly indicated otherwise, the remainder of this discussion assumes that the Intended Treatment will be respected. The receipt of the per share merger consideration pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of cash received and the fair market value (as of the effective time) of the Harris common stock received and (ii) such U.S. holder’s adjusted tax basis in the Exelis common stock exchanged pursuant to the merger. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holder’s holding period for such shares exceeds one year as of the date of the merger. Long-term capital gains for certain noncorporate U.S. holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of Exelis common stock at different times or at different prices, such U.S. holder must determine its tax basis, holding period and gain or loss separately with respect to each block of Exelis common stock.

A U.S. holder’s tax basis in the Harris common stock received will equal its fair market value as of the effective time. A U.S. holder’s holding period for the Harris common stock will begin on the day following the effective time.

As a result of certain restructuring transactions that Harris may undertake (a determination in respect of which has not been made), the merger, together with any such restructuring, may instead be treated as a reorganization within the meaning of Section 368(a) of the Code. The applicability of such treatment depends on whether, based on the value, as of the last business day before the signing date, of the Harris common stock that Exelis shareholders receive as part of the per share merger consideration, the merger, together with the restructuring transactions (if undertaken by Harris), satisfies the “continuity of interest” requirement set forth in U.S. Treasury Regulations. Based on the per share merger consideration, Harris and Exelis intend to take the position that the “continuity of interest” requirement is not satisfied, but this determination depends in part on statutory, judicial and administrative authorities that are unclear. Accordingly, it is possible that the merger, together with the restructuring transactions (if undertaken by Harris), could be treated as a reorganization within the meaning of Section 368(a) of the Code, which is referred to as the Alternative Treatment. If the merger is so treated, a U.S. holder would generally recognize gain (but not loss) in an amount equal to the lesser of (i) the amount by which the sum of cash received and the fair market value of the Harris common stock received exceeds such holder’s adjusted tax basis in its Exelis common stock, and (ii) the amount of cash received by such holder (in each case excluding any cash received in lieu of fractional shares of Harris common stock). U.S. holders should consult their own tax advisor to determine the particular tax consequences to them of the Alternative Treatment.

Ownership of Harris Common Stock Received in the Merger

Distributions on Harris Common Stock. Under current law, distributions, if any, paid on Harris common stock generally will be treated as dividends to the extent of Harris’ current or accumulated earnings and profits.

Dividends paid to a non-corporate U.S. holder that constitute qualified dividend income will be taxable at preferential rates applicable to long-term capital gains provided that the holder holds the Harris common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends paid with respect to Harris common stock will generally be qualified dividend income, provided the holding period requirements in the previous sentence are satisfied. In addition, dividends paid to corporate U.S. holders may qualify for the dividends received deduction if the holder meets certain holding period and other requirements. Distributions in excess of Harris’ current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. holder’s basis in Harris common stock and thereafter as capital gain.

Sale or Other Disposition of Harris Common Stock. Gain on the sale or disposition of Harris common stock should be subject to tax in the same manner as described above in the first two paragraphs under “—U.S. Holders—Tax Consequences of the Merger.”

Non-U.S. Holders

Tax Consequences of the Merger

In general, any gain recognized on the receipt of the per share merger consideration pursuant to the merger by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

•	the gain is “effectively connected” with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or, in the case of an individual, a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the merger and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax on the non-U.S. holder’s net gain realized in the merger, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

Ownership of Harris Common Stock Received in the Merger

Distributions on Harris Common Stock. Except as described below, dividends to a non-U.S. holder of common stock are subject to withholding tax at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate. Even if the non-U.S. holder is eligible for a lower treaty rate, Harris and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to the non-U.S. holder, unless the non-U.S. holder has furnished to Harris or another payor:

•	a valid IRS Form W-8 or an acceptable substitute form upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-U.S. person and entitlement to the lower treaty rate with respect to such payments, or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by the non-U.S. holder at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing the non-U.S. holder’s entitlement to the lower treaty rate in accordance with U.S. Treasury Regulations.

If a non-U.S. holder is eligible for a reduced rate of withholding tax under a tax treaty, the non-U.S. holder may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the IRS.

If dividends paid to a non-U.S. holder are “effectively connected” with its conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that the non-U.S. holder maintains in the United States, Harris and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to Harris or another payor a valid IRS Form W-8ECI or an acceptable substitute form upon which the non-U.S. holder represents, under penalties of perjury, that (i) the non-U.S. holder is a non-U.S. person, and (ii) the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States and are includible in its gross income. Effectively connected dividends are taxed at rates applicable to U.S. citizens, resident aliens or domestic U.S. corporations, as applicable.

Effectively connected dividends received by a corporate non-U.S. holder, may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Disposition of Harris Common Stock. Gain on the sale or disposition of Harris common stock should be subject to tax in the same manner as described above under “—Non-U.S. Holders—Tax Consequences of the Merger.”

FATCA Withholding

A 30% withholding tax (which is referred to as FATCA withholding) may be imposed on certain payments to certain non-U.S. holders or to certain foreign financial institutions, investment funds and other non-U.S. persons receiving payments on holders’ behalf if such holders or such persons fail to comply with certain information reporting requirements with respect to their U.S. account holders and investors. Such payments will include U.S.-source dividends and the gross proceeds from the sale or other disposition of stock that can produce U.S.-source dividends even if the payment of gross proceeds would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Payments of dividends that holders receive in respect of Harris common stock could be affected by this withholding if non-U.S. holders are subject to the FATCA information reporting requirements and fail to comply with them or if holders hold Harris common stock through a non-U.S. person (e.g., a foreign bank or broker) that is subject to the FATCA information reporting requirements and fails to comply with these requirements (even if payments to the holders would not otherwise have been subject to FATCA withholding). Payments of gross proceeds from a sale or other disposition of Harris common stock could also be subject to FATCA withholding unless such disposition occurs before January 1, 2017. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders should consult their own tax advisors regarding the relevant law, regulations and other official guidance on FATCA withholding.

Backup Withholding and Information Reporting

A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (at a rate of 28%) with respect to certain payments, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against a payee’s U.S. federal income tax liability, if any, provided that such U.S. holder furnishes the required information to the IRS in a timely manner.

A non-U.S. holder may be subject to information reporting and, in certain circumstances, backup withholding will apply, unless such non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code) or such holder otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a non-U.S. holder’s U.S. federal income tax liability, if any.

COMPARISON OF SHAREHOLDERS’ AND STOCKHOLDERS’ RIGHTS

If the merger is completed, Exelis shareholders will receive as part of the per share merger consideration shares of Harris common stock. The following is a summary of certain differences between (i) the current rights of Exelis shareholders under the Exelis charter and Exelis bylaws, and (ii) the current rights of Harris stockholders under the Harris charter and the Harris bylaws.

The following summary is not a complete statement of the rights of stockholders Harris or shareholders of Exelis or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Exelis’ and Harris’ governing documents, which we urge you to read carefully and in their entirety. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus.

General

Harris is incorporated under the laws of the State of Delaware and Exelis is incorporated under the laws of the State of Indiana. Accordingly, the rights of Harris stockholders are governed by the laws of the State of Delaware and the rights of Exelis shareholders are governed by the laws of the State of Indiana. As a result of the merger, Exelis shareholders who receive shares of Harris common stock will become Harris stockholders. Thus, following the merger, the rights of Exelis shareholders who become Harris stockholders as a result of the merger will be governed by the laws of the State of Delaware, and will also be governed by the Harris charter, the Harris bylaws and certain Harris governance policies.

Comparison of Shareholders’ and Stockholders’ Rights

The following is a comparison of certain rights of Exelis shareholders to the rights of Harris stockholders. These differences arise from the governing documents of the two companies, including the Exelis charter and the Exelis bylaws and the Harris charter and Harris bylaws. The summary set out below is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of each of the Exelis charter, the Exelis bylaws, the Harris charter, the Harris bylaws and certain Harris governance policies. See the section entitled “Where You Can Find More Information” beginning on page [—] of this proxy statement/prospectus for information on how to obtain a copy of these documents.

HARRIS	EXELIS
Authorized Capital Stock

Harris is authorized to issue 500,000,000 shares of common stock, par value $1.00, and 1,000,000 shares of preferred stock, with no par value.

The Harris board is authorized without further stockholder approval (except as may be required by applicable law or NYSE regulations) to determine the preferences, limitations, and relative voting and other rights of any series of the preferred shares.

Exelis is authorized to issue 750,000,000 shares of common stock, par value $0.01, and 50,000,000 shares of preferred stock, with no par value.

The Exelis board is authorized to determine the preferences, limitations, and relative voting and other rights of any series of the preferred shares.

Voting Rights

Each holder of shares of Harris common stock is entitled to one vote for each share of common stock held by the stockholder on the record date for any action, on all matters on which the stockholders are entitled to vote. Such right is subject to the voting rights of the holders of preferred stock, if any.

Each holder of shares of Exelis common stock is entitled to one vote for each share of common stock held of record by the shareholder on the record date for any action, on all matters on which the shareholders are entitled to vote.

HARRIS	EXELIS

The Harris charter and the Harris bylaws do not state the

minimum number of votes necessary for stockholder action, generally. Section 216 of the Delaware General Corporation Law (which is referred to as the DGCL) provides that in the absence of such specification, the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote will be the act of the stockholders.

Under the Harris charter, a higher vote than the general majority requirement is required for the approval of:

•    certain business combinations; and

•    any purchase by Harris of voting stock from an interested stockholder at a purchase price greater than the market price (often referred to as an “anti-greenmail” provision).

An affirmative vote of at least 80% of the voting stock is necessary to approve certain business combinations.

The business combinations impacted by the higher voting requirement are:

•    mergers of Harris or any subsidiary with any interested stockholder or any corporation that is or would be after such merger an affiliate of an interested stockholder;

•    sale, transfer, or any other disposition of any assets to any interested stockholder with an aggregate fair market value of $1,000,000 or more;

•    the issuance or transfer to any interested stockholder of any securities in exchange for cash, securities or other property with an aggregate fair market value of $1,000,000 or more;

•    the adoption of any plan or proposal for the liquidation or dissolution of Harris proposed by an interested stockholder or an affiliate thereof; and

•    any reorganization or reclassification of securities that has the effect of increasing the proportionate share of any class of shares owned by an interested stockholder.

The Exelis bylaws, repeating Section 23-1-30-6 of the Indiana Business Corporation Law (which is referred to as the IBCL), provide that an action on a matter by a voting group is approved if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless an express provision of law or the Exelis charter require a greater number of affirmative votes.

Notwithstanding the general voting requirement, according to the Exelis charter and the Exelis bylaws, a majority requirement is required for:

•    an adjournment of a meeting of the shareholders from time to time; and

•    an election of a director in an uncontested election.

Under Section 23-1-40-3 of the IBCL, unless a greater vote or a vote by voting groups is required by the articles of incorporation or the board of directors acting under subsection (c) of that section, a plan of merger or share exchange to be authorized must be approved by each voting group entitled to vote separately on the plan by a majority of all the votes entitled to be cast on the plan by that voting group.

HARRIS	EXELIS

The higher voting requirement does not apply to the following business combinations:

•    business combinations that have been approved by a majority of directors unaffiliated with the interested stockholder who were members of the board prior to the time the stockholder became an interested stockholder (which is referred to as a continuing director) or are successors of continuing directors; or

•    business combinations where the aggregated amount of consideration other than cash to be received by holders of common stock is at least equal to the highest share price paid by the interested stockholder for any common stock acquired by it within the two-year period immediately prior to the first public announcement of the business combination or in the transaction in which it became an interested stockholder, whichever is higher;

•    the consideration to be received by the holders of voting stock is in cash or the same form as the interested stockholder has paid for the shares of voting stock; and

•    a proxy statement describing the proposed transaction is mailed to public stockholders at least 30 days before the consummation of the transaction.

An affirmative vote of the holders of voting stock equal to the sum of the voting stock of which the interested stockholder is the beneficial owner and the majority of the remaining outstanding voting stock is necessary to approve the purchase of voting stock from an interested stockholder at a price in excess of the market price (anti-greenmail provision).

Quorum
The Harris bylaws provide that, at any meeting of the stockholders, the presence in person or by proxy of a majority of the shares entitled to vote at a stockholders meeting constitutes a quorum.	The Exelis bylaws provide that, at any meeting of the shareholders, the presence in person or by proxy of a majority of the votes entitled to be cast constitutes a quorum.

HARRIS	EXELIS

Stockholder and Shareholder Rights Plans

Harris currently has no stockholder rights plan. While Harris has no present intention to adopt a stockholder rights plan, the Harris board retains the right to adopt a new plan at a future date.

While Delaware law does not include a statutory provision expressly validating stockholder rights plans, such plans have generally been upheld by court decisions applying Delaware law.

Exelis currently has no shareholder rights plan. If the merger is not consummated, the Exelis board retains the right to adopt a shareholder rights plan at a future date.

Under the IBCL, Indiana corporations have statutory authority to adopt a shareholder rights plan.

Rights of Preferred Stock

The Harris charter provides that the Harris board may determine for each series of preferred stock the preferences, relative voting, redemption rights, dividend rights, rights upon dissolution, conversion rights and other rights, qualifications, limitations or restrictions of any series of the preferred shares. The rights and preferences of a series of preferred shares must be set forth in a resolution or resolutions adopted by the Harris board providing for the issuance of such class or series.

No Harris preferred shares were outstanding as of the date of this proxy statement/prospectus.

The Exelis charter provides that the Exelis board may determine the preferences, limitations, and relative voting and other rights of any series of the shares of preferred stock. The rights and preferences of a series of shares of preferred stock must be set forth in an amendment to the Exelis charter adopted by the Exelis board and filed with the Indiana Secretary of State. Shareholder approval of the amendment is not required.

No shares of Exelis preferred stock were outstanding as of the date of this proxy statement/prospectus.

Stockholder and Shareholder Inspection Rights; Stockholder and Shareholder Lists
Under Section 220 of the DGCL, a stockholder or his agent has a right to inspect the corporation’s stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating his purpose (which must be reasonably related to such person’s interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five

Under the IBCL, any shareholder who gives at least five days’ written notice has the right to inspect and copy, during normal business hours, at the corporation’s principal office, the following records and documents, among others:

•    the corporation’s articles of incorporation and bylaws;

business days of the demand, the stockholder may apply to the Chancery Court for an order to compel such inspection.

•    board resolutions with respect to one or more classes or series of shares and determining their relative rights, preferences and limitations;

•    the minutes of all shareholder meetings and written consents from the past three years;

•    all written communications to shareholders generally within the last three years, including annual financial statements; and

•    the corporations’ most recent biennial report filed with the Indiana Secretary of State.

HARRIS	EXELIS

In addition, subject to limitations described below, upon at least five business days’ written notice, shareholders may also inspect and copy, during normal business hours at the corporation’s principal office, the following records:

•    excerpts of the minutes of meetings of the board of directors and its committees;

•    accounting records of the corporation; and

•    the record of shareholders.

The shareholder’s demand to inspect and copy the records must:

•    be made in good faith and for a proper purpose;

•    describe with reasonable particularity the shareholder’s purpose and the records to be inspected; and

•    be to inspect records directly connected to the shareholder’s stated purpose.

Other Corporate Constituencies
Neither the DGCL nor Harris’ charter or bylaws contain specific provisions permitting the board of directors, committees of the board and individual directors to consider corporate constituencies other than Harris’ stockholders and Harris itself in determining what is in Harris’ best interests or what the effects of any action on the corporation may be.	Under the IBCL, a director may, in considering the best interests of the corporation, consider the effects of any action on shareholders, employees, suppliers, and customers of the corporation, and communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

Dissenters’ Rights

Under the DGCL, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the DGCL. However, this right to demand appraisal does not apply to shares of any class or series of stock if, at the record date fixed to determine the stockholders entitled to receive notice of and to vote: (i) the shares are listed on a national securities exchange; or (ii) the shares are held of record by more than 2,000 stockholders.

Further, no appraisal rights are available for shares of stock of a constituent corporation surviving a merger if the merger does not require a vote of the stockholders of the surviving corporation. However, regardless of the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything other than:

•    shares of stock of the surviving corporation;

Under the IBCL, holders of shares that are listed on the NYSE, as are the shares of Exelis common stock, are not entitled to dissenters’ rights with respect to a merger regardless of the nature of the merger consideration the shareholders are to receive. Shareholders holding shares listed on the NYSE may not challenge the corporate action that, but for the NYSE listing, would have created dissenters’ rights.

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•    shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, or held of record by more than 2,000 stockholders;

•    cash in lieu of fractional shares of the corporations described in either of the above; or

•    any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation. Harris’ charter and bylaws do not address appraisal rights.

Classification of Board of Directors
The Harris charter provides that the board is not classified and all directors are elected on an annual basis.	The Exelis charter provides for the board to be divided into three classes, until the 2015 annual meeting of shareholders. The members of each class are elected to a term of three years, with the terms of one class expiring each year. Commencing with the 2015 annual meeting, all directors will be elected to a term of one year at each annual meeting. Directors whose current terms expire in 2016 and 2017 will serve until the earlier of the expiry of those terms and the consummation of the merger.

Number of Directors
The Harris charter and bylaws provide for a minimum of eight and a maximum of 13 directors. The exact number of directors is fixed by resolution adopted by a majority vote of the entire board. There are currently 12 members of the Harris board.	The Exelis charter provides for a minimum of three and a maximum of 25 directors. The exact number of directors is fixed by the Exelis board from time to time. There are currently nine directors.

Election of Directors
The Harris governance documents provide that all directors are elected on an annual basis for a term of one year and until his or her successor is elected and qualified, subject to prior resignation, death or removal as provided by law.	The Exelis charter provides that directors are elected by a plurality in a contested election, but that a majority of the votes cast is required to elect a director in an uncontested election.

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The Harris bylaws state that a vote of the majority of votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) is necessary to elect a director. However, the bylaws state that the directors will be elected by a plurality of the votes cast at any meeting at which a quorum is present for which:

•    the secretary has received a notice in compliance with the applicable requirements for stockholder nominations (see “Comparison of Shareholders’ and Stockholders’ Rights—Director Nominations by Stockholders and Shareholders”); and

•    such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date Harris first mails its notice of meeting to the stockholders.

The Harris governance documents provide that any nominee in an uncontested election who receives a greater number of “against” votes than “for” votes shall promptly offer to tender his resignation following the certification of the vote.

The Exelis bylaws provide that an incumbent director who does not receive a majority of the votes cast in an uncontested election shall promptly provide a written resignation to the corporation, to be effective upon the election and qualification of the director’s successor. The nominating and governance committee of the Exelis board must recommend to the board whether to accept or reject the tendered resignation. The board is required to act on the nominating and governance committee’s recommendation no later than its next regularly scheduled board meeting or within 90 days after certification of the shareholder vote, whichever is earlier. The Exelis bylaws provide for prompt public disclosure of the board’s decision and the reasons for its decision.

Filling Vacancies on the Board of Directors
A vacancy on the Harris board that results from an increase in the number of directors may be filled by a majority of the board members then in office, and any other vacancy may be filled by a majority of the directors then in office, or, if applicable, by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors will have the same remaining term as that of his predecessor.	A vacancy on the Exelis board of directors may be filled by vote of a majority of the remaining directors, even though less than a quorum. With respect to a vacancy occurring prior to the 2015 annual meeting of shareholders, the replacement director will serve for the remainder of the term of the departed director. With respect to a vacancy occurring after the 2015 annual meeting, the replacement will serve until the next annual meeting of shareholders.

Cumulative Voting
The Harris charter and the Harris bylaws do not generally provide for cumulative voting. However, the Harris charter provides that in the event a stockholder acquires beneficial ownership, directly or indirectly, of 40% or more of the voting power of the then-outstanding voting stock, there will be cumulative voting for the election of directors so that any holder of Harris voting capital stock will be entitled to as many votes as the number of directors to be elected multiplied by the number of votes to which the holder would otherwise be entitled.	The Exelis charter and bylaws do not provide for cumulative voting.

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Removal of Directors
Under the DGCL, directors of a corporation may be removed, with or without cause, by majority vote of stockholders unless the charter provides otherwise or under certain circumstances involving classified boards. The Harris charter allows for removal of directors with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors at a meeting of stockholders called for such purpose.	Under the IBCL, directors of a corporation may be removed, with or without cause, by the shareholders or by the board of directors, unless the articles of incorporation provide otherwise. The Exelis charter provides that directors may be removed by the shareholders only for cause and only upon the affirmative vote of at least a majority of the shares the entitled to vote at a meeting called in accordance with the IBCL and the Exelis charter and the Exelis bylaws.

Director Nominations by Stockholders and Shareholders

The Harris bylaws provide that a stockholder must give advance written notice to Harris of a director nomination. The notice must be in writing and delivered to the secretary by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the annual meeting for the preceding year. The Harris bylaws also provide that in the event Harris calls a special meeting of stockholders for the purpose of electing directors, a stockholder’s notice of nomination for the positions specified in Harris’ notice of special meeting must be delivered no later than the close of business of the 10th day following the date of announcement of the special meeting. Note that the Harris charter also provides that no person (other than a person nominated by or on behalf of the Harris board) is eligible for election as a director at any annual or special meeting of stockholders unless a written request that his or her name be placed in nomination is received from a stockholder by Harris’ secretary not less than 30 days prior to the date fixed for the meeting, together with the written consent of such person to serve as a director. The voting requirements for election of directors are discussed above (see “Comparison of Shareholders’ and Stockholders’ Rights—Election of Directors”).

Any stockholder notice relating to the nomination of directors must contain:

•    the information regarding each nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC;

•    each nominee’s signed consent to serve as a director of Harris if elected;

•    information as to whether each nominee is eligible for consideration as an independent director under the relevant standards contemplated by Item 407(a) of Regulation S-K;

The Exelis bylaws provide that a shareholder must give advance written notice to Exelis of a director nomination. The notice must be in writing and must be received by the secretary by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the proxy statement for the previous year’s annual meeting of shareholders; provided, however, that if the annual meeting date is changed by more than 30 days, the notice to the shareholder must be received by the date not earlier than the 120th day before such annual meeting and not later than the 90th day before such annual meeting or the 10th day following the day of public disclosure by Exelis of such meeting.

Notice as to nominations must set forth with respect to each nominee, among other items:

•    the name and address of the shareholder who intends to make the nomination and the beneficial owner, if any, on whose behalf the nomination is to be made, and of the person or persons to be nominated;

•    a representation that the shareholder is a holder of record of shares entitled to vote at such meeting and intends to appear in person at the meeting to nominate the person or persons specified in the notice;

•    a description of all arrangements or understandings between the shareholder, any beneficial owner on whose behalf the nominations are to be made, and each nominee or any other person, with respect to the nominations;

•    such other information regarding as would have been required to be in a proxy statement filed with the SEC;

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•    information as to whether the stockholder is providing the notice at the request of a beneficial holder of shares, whether the stockholder, such beneficial holder or any nominee has an agreement with or has received financial assistance, funding or other consideration from any other person with respect to the investment by the stockholder or beneficial holder or to the matter to which the notice relates (the stockholder, any beneficial holder on whose behalf the notice is being delivered, any nominees listed in the notice and any persons with whom such agreement, arrangement or understanding exists or from whom such assistance has been obtained are collectively referred to as interested persons) and the details thereof;

•    the name and address of all interested persons;

•    a complete description of all equity securities and debt instruments of Harris beneficially owned by the interested persons;

•    information on the extent to which any hedging, derivative or other transaction is in place or has been entered into within six months of the date of delivery of the notice by or for any interested persons with respect to Harris or its subsidiaries, or any of their respective securities, debt instruments or credit ratings the effect of which is to give rise to gains or losses, changes in credit ratings of Harris or change the voting power of such interested persons; and

•    a representation that the stockholder is a holder of record of stock in Harris entitled to vote at the meeting and intends to appear in person or by proxy to propose the matter set forth in the notice.

Harris may also require any proposed nominee to furnish such other information, including completion of Harris’ directors questionnaire, as it may reasonably require to determine whether the nominee would be considered “independent” as a director or as a member of the audit committee of the board of directors under the various rules and standards applicable to Harris.

•    the consent of each nominee to serve if elected;

•    a representation of any beneficial owner on whose behalf the nomination is made to deliver a proxy statement and a form of proxy to at least the number of shareholders necessary to elect the nominees; and

•    a description of any other arrangements among the shareholder, beneficial owners, and the nominees with respect to the voting of Exelis shares or otherwise with respect to Exelis shares.

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Stockholder and Shareholder Proposals

The Harris bylaws provide that a stockholder must give advance written notice to Harris of any proposal for business to be transacted at an annual meeting of stockholders. The notice must be in writing and must be received by the date not less than 90 days, nor more than 120 days, prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, notice by the stockholder must be given by the later of the close of business on the 90th day before such annual meeting or the 10th day following the day of public disclosure by Harris of such meeting.

Any stockholder notice with respect to a matter other than the nomination of directors must contain:

•    the text of the proposal to be presented, including the text of any resolutions to be proposed for consideration by stockholders;

•    a brief written statement of the reasons such stockholder favors the proposal;

•    information as to whether the stockholder is providing the notice at the request of a beneficial holder or shares, whether the stockholder, such beneficial holder or any nominee has an agreement with or has received financial assistance, funding or other consideration from any other person with respect to the investment by the stockholder or beneficial holder or to the matter to which the notice relates and the details thereof;

•    the name and address of all interested persons;

•    a complete description of all equity securities and debt instruments of Harris beneficially owned by the interested persons;

•    information on the extent to which any hedging, derivative or other transaction is in place or has been entered into within six months of the date of delivery of the notice by or for any interested persons with respect to Harris or its subsidiaries, or any of their respective securities, debt instruments or credit ratings the effect of which is to give rise to gains or losses, changes in credit ratings of Harris or change the voting power of such interested persons; and

The Exelis bylaws provide that a shareholder must give advance written notice to Exelis of any proposal for business to be transacted at an annual meeting of shareholders. The notice must be in writing and must be received by the date not later than 90 days, nor earlier than 120 days, prior to the anniversary date of the proxy statement for the previous year’s annual meeting of shareholders; provided, however, that if the annual meeting is changed by more than 30 days, notice by the shareholder must be received by the date not earlier than the 120th day before such annual meeting and not later than the 90th day before such annual meeting or the 10th day following the day of public disclosure by Exelis of such meeting.

Shareholder notice for matters other than director nominations must set forth, as to each matter such shareholder proposes to bring before the annual meeting:

•    a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the annual meeting;

•    the name and record address of such shareholder and the beneficial owner of Exelis shares, if any, on whose behalf the business is to be proposed;

•    a representation that the shareholder is a holder of record of Exelis shares and intends to appear in person or by proxy at the meeting to propose such business;

•    any material interest of the shareholder or the beneficial owner, if any, in the business to be proposed;

•    a representation that the shareholder intends to deliver a proxy statement and a form of proxy to holders to at least the percentage—of the Exelis shares necessary to approve the business;

•    any other information that would be required to be included in a proxy statement with respect to the business to be proposed; and

•    a description of any other arrangements among the shareholder, beneficial owners,

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•    a representation that the stockholder is a holder of record of stock in Harris entitled to vote at the meeting and intends to appear in person or by proxy to propose the matter set forth in the notice.

The Harris charter and bylaws do not provide for the voting requirement for approval of stockholder proposals. Therefore, the default majority voting requirement under Section 216 of the DGCL applies (see “Comparison of Shareholders’ and Stockholders’ Rights—Voting Rights”).

and any other persons with respect to the voting of Exelis shares or otherwise with respect to the business to be proposed.

Stockholder and Shareholder Action by Written Consent
Unless prohibited by the certificate of incorporation, the DGCL provides that stockholders may take action by written consent in lieu of a stockholders meeting if the consent is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. However, the Harris charter provides that no action will be taken by stockholders except at an annual or special meeting of stockholders.	Under the IBCL, the shareholders of a corporation that has a class of shares registered with the SEC under Section 12 of the Exchange Act, as does Exelis, may act by written consent in lieu of a meeting only if the consent is signed by all shareholders.

Certificate of Incorporation Amendments

Under Section 242 of the DGCL, the certificate of incorporation may be amended upon a resolution of the board of directors and approved by:

•    the holders of a majority of the outstanding shares entitled to vote; and

•    a majority of the outstanding shares of each class entitled to a class vote, if any.

Whenever the certificate of incorporation requires a vote of a greater number or proportion than is required by this section, then the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended or repealed except by such greater vote.

The Harris charter provides that Harris reserves the right to repeal, alter, amend or rescind any provision contained in the charter as prescribed by the DGCL, and all rights conferred on the stockholders are granted subject to this reservation.

Under the IBCL, amendments to a corporation’s articles of incorporation generally must be proposed and recommended to the shareholders by the board of directors, and approved by the shareholders. Generally, an amendment is approved if, at a meeting at which a quorum is present, more votes are cast in favor of the amendment than are cast against the amendment. The board may condition the approval of any amendment on a greater vote.

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The Harris charter provides that the affirmative vote of at least 80% or more of the voting power of the shares of the voting stock, voting together as a single class, is required to amend or repeal, or adopt any provisions inconsistent with:

•    Article 9 of the charter (higher vote for certain business combinations); or

•    Article 10 of the charter (anti-greenmail and cumulative voting) (see “Comparison of Shareholders’ and Stockholders’ Rights—Cumulative Voting”).

Bylaw Amendments
The Harris charter provides that the Harris board is authorized to make and alter the Harris bylaws. The Harris bylaws provide that they may be made or altered in any respect in whole or in part by a majority vote of the shares entitled to vote at any annual or special meeting of the stockholders, if notice of the proposed alteration or change to be made is properly brought before the meeting under the Harris bylaws. The Harris bylaws further provide that they may also be made or altered in any respect, in whole or in part, by the majority vote of the Harris board.	Under the IBCL, only the board of directors may adopt, amend or repeal a corporation’s bylaws, unless the articles of incorporation provide that shareholders may adopt, amend or repeal bylaws. The Exelis charter does not provide for shareholder adoption, amendment or repeal of the Exelis bylaws.

Special Meetings of Stockholders and Shareholders

The Harris bylaws provide that special meetings of stockholders shall be called by Harris’ secretary upon the written request of the holders owning of record, continuously for a period of at least one year prior to the date set forth on the request for the special meeting, not less than 25% of the voting power of all outstanding shares of common stock of Harris if the stockholder making the request complies with certain requirements prescribed in the bylaws.

A requesting stockholder may revoke the special meeting request at any time by written revocation delivered to Harris’ secretary at Harris’ principal executive office.

In determining whether a special meeting request meets the 25% threshold, multiple special meeting requests delivered to the secretary will be considered together only if each request:

•    identifies substantially the same purpose of the special meeting and substantially the same matters proposed to be acted on at the special meeting; and

The Exelis charter and bylaws provide that a special meeting of the shareholders shall be held at the request of:

•    the chairman of Exelis’ board of directors;

•    a majority of the members of Exelis’ board of directors;

•    Exelis’ secretary; or

•    holders of 25% or more of the outstanding shares of common stock entitled to vote.

A request by shareholders for a special meeting must set forth:

•    the purpose of the meeting;

•    the action proposed to be taken;

•    the reason for taking the action;

•    any resolutions to be proposed;

•    acknowledgement that a reduction in ownership of the shareholders to less than 25% of the outstanding shares will constitute a revocation of the request; and

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•    has been dated and delivered to the secretary within 60 days of the earliest dated of such special meeting requests.

The Harris bylaws provide that a special meeting request will not be valid if:

•    it relates to an item of business that is not a proper subject for stockholder action under applicable law;

•    the date of receipt of the request is during the period commencing 90 days prior to the first anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting;

•    the purpose specified in the request is not the nomination, election or removal of directors and an identical or substantially similar item was presented at any meeting of stockholders held within the 12 months prior to the receipt date;

•    the purpose specified in the request is the nomination, election or removal of directors and a similar item was presented at any meeting of stockholders held within 120 days prior to the receipt date; or

•    a similar item is included in Harris’ notice as an item of business to be brought before a stockholder meeting that has been called but not yet held or that is called for a date within 90 days of the receipt date.

The stockholder request stating the purpose of the special meeting and the matters proposed to be acted must be signed and dated by the requisite 25% of record holders and delivered to the secretary. The request must also set forth information that must be included in a stockholder notice generally and an agreement by the requesting stockholders to notify Harris immediately in the case of any disposition prior to the record date for the special meeting of shares of Harris common stock and an acknowledgement that any such disposition will be deemed a revocation of the special meeting request.

• evidence of the shareholders’ ownership of 25% or more of the outstanding shares of common stock.

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Notice of Meetings of Stockholders and Shareholders
Under the Harris bylaws, written notice of each meeting of stockholders, stating the time, place and purposes of every annual or special meeting, must be given to each stockholder entitled to vote and to each stockholder entitled to notice by law no less than 10 but not more than 60 days prior to the date of the meeting.	Under the Exelis bylaws, notice of a meeting of shareholders must be sent no less than 10 but no more than 60 days prior to the date of the meeting.

Proxies
The Harris bylaws provide that stockholders are entitled to vote at a meeting of stockholders in person or by proxy.	The Exelis bylaws provide that shareholders are entitled to vote at a meeting of shareholders in person or by proxy.

Forum Selection

The Harris bylaws provide that, unless Harris consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain actions shall be a state court located within Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware). These actions include:

•    any derivative action or proceeding brought on behalf of Harris;

•    any action asserting a claim of breach of fiduciary duty owed by any director or officer or other employee of Harris to Harris or Harris’ stockholders;

•    any action asserting a claim against Harris or any director or officer or other employee of Harris arising pursuant to any provision of the DGCL or the Harris charter or the Harris bylaws (in each case, as amended from time to time); or

•    any action asserting a claim against Harris or any director or officer or other employee of Harris governed by the internal affairs doctrine.

The Exelis bylaws provide that, unless Exelis consents to another forum, all actions must be brought in the circuit or superior court of Marion County, Indiana, or the United States District Court for the Southern District of Indiana. These actions include actions:

•    alleging a breach of fiduciary duty by an Exelis director;

•    arising under the IBCL or the Exelis charter or the Exelis bylaws; or

•    involving the internal affairs of the corporation, including any derivative claim on Exelis’ behalf.

Limitation of Personal Liability of Directors

Under Section 102(b)(7) of the DGCL, the certificate of incorporation may eliminate or limit the liability of a director for monetary damages, provided that it does not eliminate or limit the liability of a director:

•    for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

Under Indiana law, a director is not liable for any action taken as a director, or for failing to take an action, including alleged breaches of fiduciary duty, unless the director has breached or failed to perform the duties of the director’s office, and the breach or failure to perform constituted willful misconduct or recklessness.

The Exelis charter provides that, to the greatest extent permitted by law, directors are not liable to the

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•    under Section 174 of the DGCL (i.e., unlawful payment of dividends or unlawful purchase or redemption of stock); or

•    for any transaction from which the director derived an improper personal benefit.

The Harris charter adopts this standard.

corporation or any of its shareholders for any action taken as a director, or any failure or omission to take any action, regardless of the nature of the breach or alleged breach, including any breach of fiduciary duty. However, the IBCL does not contemplate any limitations on liability greater than those described in the preceding paragraph.

Indemnification of Directors and Officers

The DGCL provides that a corporation has the power to indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is serving at the request of the corporation as a director, officer, employee or agent of another corporation against expenses actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. However, no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Any indemnification will be made by the corporation upon determination that the indemnification is proper because the person has met the applicable standard of conduct. This determination will be made:

•    by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or

•    by a committee of such directors designated by majority vote of such directors, even though less than a quorum; or

The IBCL empowers an Indiana corporation to indemnify present and former directors, officers, employees, or agents or any person who may have served at the request of the corporation as a director, officer, employee, or agent of another corporation (which are referred to as eligible persons) against liability incurred in any proceeding, civil or criminal, in which the eligible person is made a party by reason of being or having been in any such capacity, or arising out of his status as such, if the individual acted in good faith and reasonably believed that:

•    the eligible person was acting in the best interests of the corporation; or

•    if the challenged action was taken other than in the eligible person’s official capacity as an officer, director, employee or agent, the eligible person’s conduct was at least not opposed to the corporation’s best interests; or

•    if in a criminal proceeding, either the eligible person had reasonable cause to believe his conduct was lawful or no reasonable cause to believe his conduct was unlawful.

The IBCL further empowers a corporation to pay or reimburse the reasonable expenses incurred by an eligible person in connection with the defense of any such claim, including counsel fees; and, unless limited by its articles of incorporation, the corporation is required to indemnify an eligible person against reasonable expenses if he is wholly successful in any such proceeding, on the merits or otherwise. Under certain circumstances, a corporation may pay or reimburse an eligible person for reasonable expenses prior to final disposition of the matter. Unless a corporation’s articles of incorporation provide otherwise, an eligible person

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•    if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

•    by the stockholders.

Expenses may be paid by the corporation in advance of the final disposition of the matter upon receipt of an undertaking by the indemnitee to repay such amount should it ultimately be determined that such person is not entitled to be indemnified. The indemnification and advancement of expenses is not deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. The DGCL allows a corporation to purchase and maintain insurance on behalf of any person eligible for indemnification against any liability asserted against such person and incurred by such person in any capacity, or arising out of such person’s status, whether or not the corporation would have the power to indemnify such person against such liability.

The Harris bylaws provide that Harris will, to the full extent permitted by the DGCL, advance expenses (including attorneys’ fees) to and indemnify any person made a party to an action, suit or proceeding by reason of the fact that he is or was (1) a director or officer of Harris, (2) serving as a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of a subsidiary of Harris, or (3) serving at the request of Harris as a director, officer, trustee, member, stockholder, partner, incorporator or liquidator of or in any other capacity for any other enterprise, provided that (a) the action, suit or counterclaim was not initiated by or on behalf of such person and (b) Harris will only advance expenses upon receipt of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by Harris.

Harris has entered into indemnification agreements with each of its directors pursuant to which each director is entitled to be indemnified to the extent of the highest and most advantageous to such director, as determined by the director, of one or any combination of the following: (a) benefits provided by the Harris charter and Harris bylaws in effect on the date of the indemnification agreement or at the time may apply for indemnification to a court which may order indemnification upon a determination that the eligible person is entitled to mandatory indemnification in which case the court shall also order the corporation to pay the eligible person’s reasonable expenses incurred to obtain the court-ordered indemnification or that the eligible person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances without regard to whether his actions satisfied the appropriate standard of conduct.

Before a corporation may indemnify any eligible person against liability or reasonable expenses under the IBCL, a majority of a quorum consisting of directors who are not parties to the proceeding must:

•    determine the indemnification is permissible in the specific circumstances because the eligible person met the requisite standard of conduct;

•    authorize the corporation to indemnify the eligible person; and

•    if appropriate, evaluate the reasonableness of expenses for which indemnification is sought.

If it is not possible to obtain a quorum of uninvolved directors, the foregoing action may be taken by a majority vote of a committee of two or more directors who are not parties to the proceeding, special legal counsel selected by the Exelis board of directors or such a committee, or by the shareholders of the corporation.

In addition to the foregoing, the IBCL states that the indemnification it provides shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any provision of a corporation’s articles of incorporation or bylaws, resolution of the board of directors or shareholders, or any other authorization adopted after notice by a majority vote of all the voting shares then issued and outstanding. The IBCL also empowers an Indiana corporation to purchase and maintain insurance on behalf of any eligible person against any liability asserted against or incurred by him in any capacity as such, or arising out of his status as such, whether or not the corporation would have had the power to indemnify him against such liability.

HARRIS	EXELIS

indemnification is sought or expenses are incurred by such director; (b) benefits allowable under Delaware law in effect on the date of the indemnification agreement or the law of the jurisdiction under which Harris exists at the time indemnification is sought or expenses are incurred by such director; (c) benefits available under liability insurance obtained by Harris; and (d) such other benefits as may be otherwise available to such director under then existing practices of Harris.

The Exelis bylaws provide for mandatory indemnification, to the fullest extent permitted by law, of the directors and officers of Exelis against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including any action, suit or proceeding by or in the right of Exelis, in which such person may have become involved by reason of being or having been a director, officer, employee or agent of Exelis. The right to indemnification is a contract right and includes the right to advancement of expenses in accordance with specified procedures.

The rights to indemnification provided by the Exelis charter and the Exelis bylaws are not exclusive of any other rights to which any indemnified person may otherwise be entitled.

Exelis has entered into indemnification agreements with certain of its directors, pursuant to which Exelis has agreed to indemnify and hold harmless, to the fullest extent permitted by applicable law and the Exelis bylaws, each such director against any and all expenses, judgments, fines, amounts paid in settlement, liabilities or losses actually and reasonably incurred by the director by reason of the fact that such person is or was a director of Exelis, or by reason of any actual or alleged action or omission to act taken or omitted in any such capacity. The indemnification agreements set forth certain procedures that will apply in the event of a claim for indemnification thereunder. In addition, the agreements provide for the advancement of expenses incurred by a director, subject to certain exceptions, in connection with any action, suit or proceeding covered by the agreement. Exelis will not be liable for payment in respect of a director under the agreements in certain circumstances including, but not limited to, acts of such director involving intentional misconduct or a knowing violation of law, acts which were known or believed by such director to be opposed to the best interests of Exelis and transactions from which such director derived an improper personal benefit.

HARRIS	EXELIS

Anti-Greenmail Provision
The Harris charter provides that any purchase by Harris of shares of voting stock from an interested stockholder, defined in the charter as certain stakeholders who beneficially own, directly or indirectly, 5% or more of the voting power of outstanding stock, other than pursuant to an offer to the holders of all of the outstanding shares of the same class of voting stock as those so purchased, at a per share price in excess of the market price at the time of such purchase of the shares so purchased, shall require the affirmative vote of the holders of that amount of the voting power of the voting stock equal to the sum of: (i) the voting power of the shares of voting stock of which the interested stockholder is the beneficial owner, and (ii) a majority of the voting power of the remaining outstanding shares of voting stock, voting together as a single class.	Exelis does not have an anti-greenmail provision.

Change of Control Laws

Under Section 203 of the DGCL, some business combinations by Delaware corporations with interested stockholders are subject to a three-year moratorium (starting from the date that the person became an interested stockholder ) unless specified conditions are met. With some exceptions, an interested stockholder is generally a person or group who or which owns 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only, or is an affiliate or associate of the corporation and was the owner of 15% or more of such voting stock at any time within the previous three years.

Because the Harris charter and the Harris bylaws do not contain a provision expressly electing not to be governed by Section 203 of the DGCL, Harris is subject to Section 203.

In addition, as referenced above, any merger, consolidation or share exchange of Harris with any interested stockholder (one who holds 10% of beneficial ownership of Harris voting stock) requires the affirmative vote of at least 80% of the voting power of the outstanding voting stock. (See “Comparison of Shareholders’ and Stockholders’ Rights—Voting Rights”).

Under the IBCL, any holder of 10% or more of the shares of an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act, or which has specifically adopted this provision in the corporation’s articles of incorporation, which is referred to as an interested shareholder, is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of the 10% interest, the board of directors of the target corporation approved either the acquisition of the interest or the proposed business combination. If board approval is not obtained, then five years after a 10% or more shareholder has become a 10% or more shareholder, a business combination with the 10% or more shareholder is permitted if all provisions of the articles of incorporation of the corporation are met and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of Indiana law. An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision by amending its articles of incorporation with the approval of holders of at least a majority of the corporation’s outstanding shares not held by a 10% or more shareholder. However, this election remains ineffective for 18 months after the amendment and

HARRIS	EXELIS
does not apply to a combination with a shareholder who had acquired a 10% or more ownership position prior to the effective time of the election.

The IBCL provides that, unless an Indiana corporation provides an exemption in its articles of incorporation or bylaws, any person who makes a “control share acquisition” may not vote the shares acquired in that acquisition, except to the extent voting rights relating to those shares are granted by a resolution approved by a vote of disinterested shareholders. A “control share acquisition” is defined as the acquisition by a person of, or the power to direct the voting of, shares representing between 1/5 and 1/3, between 1/3 and 1/2, or 1/2 or more of an issuing public corporation’s voting power in the election of directors, either within a 90-day period or pursuant to a plan to make a control share acquisition of ownership. The acquiring person may request, and the corporation must call, a special shareholders’ meeting to restore or approve voting rights after the acquiring person delivers to the corporation a statement describing the acquisition or proposed acquisition, which is referred to as an acquiring person statement, and an undertaking to pay the expenses relating to the meeting. Shares acquired in a control share acquisition in which no acquiring person statement has been filed may be redeemed by the corporation at their fair value, under certain circumstances. Unless otherwise provided in a corporation’s articles of incorporation or bylaws, if shares acquired in a control share acquisition are given full voting rights and the acquiring person has acquired shares representing a majority or more of the corporation’s voting power, then the other shareholders will be entitled to dissenters’ rights of appraisal.

NO DISSENTERS’ RIGHTS

Because Exelis common stock is listed on the NYSE, holders of shares of Exelis common stock may not exercise dissenters’ rights under Indiana law in connection with the merger.

VALIDITY OF COMMON STOCK

The validity of the shares of Harris common stock offered hereby will be passed upon for Harris by Sullivan & Cromwell LLP.

EXPERTS

The consolidated financial statements of Harris appearing in Harris’ Annual Report on Form 10-K for the year ended June 27, 2014 (including schedule appearing therein), and the effectiveness of Harris’ internal control over financial reporting as of June 27, 2014, have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of Harris for the quarter ended September 26, 2014 and September 27, 2013 and quarter and two quarters ended January 2, 2015 and December 27, 2013, incorporated by reference in this prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated October 29, 2014 and February 10, 2015, included in Harris’ Quarterly Report on Forms 10-Q for the quarters ended September 26, 2014 and January 2, 2015, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Securities Act.

The consolidated financial statements incorporated in this proxy statement/prospectus by reference from Exelis’ Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of Exelis’ internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF EXELIS COMMON STOCK

To Exelis’ knowledge, the following table sets forth certain information regarding the beneficial ownership of Exelis common stock as of the close of business on January 31, 2015 (except as noted in the footnotes below) and with respect to:

•	each person known by Exelis to beneficially own 5% or more of the outstanding shares of Exelis common stock;

•	each member of the Exelis board;

•	each named executive officer; and

•	the members of the Exelis board and Exelis’ executive officers as a group.

Exelis has determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, Exelis believes, based on the information furnished to Exelis, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Exelis common stock that he, she or it beneficially owns.

Applicable percentage ownership and voting power is based on 185,810,234 shares of Exelis common stock outstanding and additional shares of Exelis common stock that would be issued upon exercise of outstanding options held by directors or executive officers within 60 days of January 31, 2015.

Security Ownership of Directors and Executive Officers (1)

Unless otherwise noted below, the address of each beneficial owner listed in the table below is Exelis Inc., 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102.

COMMON STOCK

Name of Beneficial Owner	Shares Owned		Options	Restricted Stock Units	Total Shares Beneficially Owned (2)		Percent of class
David F. Melcher	267,479	(3)	3,535,507	—	3,802,986		2.047%
Herman E. Bulls	12,367		—	8,390	20,757		0.011%
Ralph F. Hake	34,728	(4)	10,640	28,909	74,277		0.040%
John J. Hamre	30,022		6,325	23,087	59,434		0.032%
Paul J. Kern	38,018		9,836	—	47,854		0.026%
Patrick J. Moore	14,110	(5)	—	17,365	31,475		0.017%
Mark L. Reuss	20,086		—	—	20,086		0.011%
Billie I. Williamson	20,407	(6)	—	—	20,407	(6)	0.011%
R. David Yost	20,000		—	21,832	41,832		0.023%
Peter J. Milligan	66,724		841,118	—	907,842		0.489%
Ann D. Davidson	55,917		632,578		688,495		0.371%
Christopher D. Young	69,567		517,706	—	587,273		0.316%
A. John Procopio	19,573		249,061	—	268,634		0.145%
All Directors and Executive Officers as a Group (20 persons)	715,702		6,249,040	99,583	7,064,325		3.802%

(1)	Share ownership information provided in this table is inclusive of the post Vectrus spin conversion ratio share amounts as described on page [—] of this proxy statement/prospectus. The spin conversion ratio share amounts will be reflected in the reporting owners’ 2015 Form 4 filings.

(2)	With respect to non-management Directors, total shares beneficially owned include shares underlying restricted stock units that have vested, but where delivery of the underlying shares is deferred until a later date.
(3)	Includes 3,000 shares held by Mr. Melcher’s spouse as to which Mr. Melcher disclaims beneficial ownership. Includes 1,383 shares acquired through dividend reinvestments on January 5, 2015.
(4)	Includes 12,566 shares held by a family trust of which Mr. Hake is the trustee and as to which Mr. Hake disclaims beneficial ownership.
(5)	Includes 10,000 shares held by trust of which Mr. Moore and his spouse are trustees and of which Mr. Moore’s spouse is a beneficiary.
(6)	Includes 208 shares held by the Ida Family Limited Partnership, of which Ms. Williamson is the general partner.

Security Ownership of Other Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. (1) 40 East 52nd Street, New York, NY 10022	13,563,730	7.3%
Vanguard Group (2) 100 Vanguard Blvd. Malvern, PA 19355	11,047,508	5.91%

(1)	Information based solely on Schedule 13G/A filed by the shareholder with the SEC on January 26, 2015, which reflects ownership by BlackRock, Inc. as a parent holding company. As reported on a Schedule 13G/A filed on January 26, 2015, BlackRock, Inc. has sole voting power with respect to 12,225,354 shares and sole dispositive power with respect to 13,563,730 shares.
(2)	Information based solely on Schedule 13G/A filed by the shareholder with the SEC on February 11, 2015, which reflects ownership by the Vanguard Group. As reported on a Schedule 13G/A filed on February 11, 2015, Vanguard Group has sole voting power with respect to 126,425 shares, sole dispositive power with respect to 10,937,583 shares and shared dispositive power with respect to 109,925 shares.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to shareholders residing at the same address, unless such shareholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Exelis at the address identified below. Exelis will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Exelis Inc., 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102, Telephone (703) 790-6300.

WHERE YOU CAN FIND MORE INFORMATION

Exelis and Harris file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents Exelis and Harris file at the SEC public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC filings of Exelis and Harris also are available to the public at the SEC website at www.sec.gov. In addition, you may obtain free copies of the documents Exelis files with the SEC by going to Exelis’ Internet website at http://www.exelisinc.com. You may obtain free copies of the documents Harris files with the SEC, including the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, by going to Harris’ Internet website at http://harris.com. The Internet website addresses of Exelis and Harris are provided as inactive textual references only. The information provided on the Internet websites of Exelis and Harris, other than copies of the documents listed below that have been filed with the SEC, is not part of this proxy statement/prospectus and, therefore, is not incorporated herein by reference.

Statements contained in this proxy statement/prospectus, or in any document incorporated by reference into this proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows Exelis and Harris to “incorporate by reference” into this proxy statement/prospectus documents Exelis and Harris file with the SEC including certain information required to be included in the registration statement on Form S-4 filed by Harris to register the shares of Harris common stock that will be issued in the merger, of which this proxy statement/prospectus forms a part. This means that Exelis and Harris can disclose important information to you by referring you to those documents. The information incorporated by reference into this proxy statement/prospectus is considered to be a part of this proxy statement/prospectus, and later information that Exelis and Harris file with the SEC will update and supersede that information. Exelis and Harris incorporate by reference the documents listed below and any documents subsequently filed by it pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of the special meeting.

Exelis:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (filed with the SEC on February 27, 2015 as amended by Annual Report on Form 10-K/A filed on April 6, 2015);

•	Quarterly Reports on Form 10-Q for the quarterly periods ended September 30, 2014 (filed with the SEC on October 31, 2014), June 30, 2014 (filed with the SEC on August 1, 2014), March 31, 2014 (filed with the SEC on May 2, 2014) and September 30, 2013 (filed with the SEC on November 1, 2013);

•	Current Reports on Form 8-K filed with the SEC on February 6, 2015, February 27, 2015 and March 30, 2015;

•	Amended and Restated Articles of Incorporation of Exelis, Inc., filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 14, 2011;

•	Amended and Restated By-Laws of Exelis, filed as Exhibit 3.2 to the Quarterly Report on Form 10-Q filed with the SEC on October 31, 2014; and

•	Definitive Proxy Statement for Exelis’ 2014 Annual Meeting filed with the SEC on March 26, 2014.

Any person may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Exelis, without charge, by written or telephonic request directed to Corporate Secretary, Exelis Inc., 1650 Tysons Boulevard, Suite 1700, McLean, Virginia 22102 or by calling (703) 790-6300; or D.F. King, Exelis’ proxy solicitor, by calling toll-free at (800) 487-4870; or from the SEC through the SEC website at the address provided above.

Harris:

•	Annual Report on Form 10-K for the fiscal year ended June 27, 2014 (filed with the SEC on August 25, 2014);

•	Quarterly Reports on Forms 10-Q for the quarterly periods ended January 2, 2015 (filed with the SEC on February 10, 2015) and September 26, 2014 (filed with the SEC on October 29, 2014);

•	Current Reports on Form 8-K filed with the SEC on February 6, 2015, February 9, 2015, March 3, 2015, March 19, 2015, March 25, 2015 and March 30, 2015;

•	Definitive Proxy Statement for Harris Corporation’s 2014 Annual Meeting filed with the SEC on September 9, 2014;

•	Restated Certificate of Incorporation of Harris Corporation, as amended, filed as Exhibit 3(a) to the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 28, 2012 filed with the SEC on October 31, 2012;

•	By-Laws of Harris Corporation, as amended and restated effective December 5, 2014, filed as Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on December 8, 2014; and

•	The description of Harris capital and common stock contained in the Harris prospectus attached to the Registration Statement on Form S-3 filed with the SEC on March 6, 2006, including any subsequent amendment or report filed for the purpose of updating such description.

You may request a copy of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Harris, without charge, by written or telephonic request to Harris Corporation, Attention: Secretary, 1025 West NASA Boulevard, Melbourne, Florida 32919, Telephone (321) 727-9100; or from the SEC through the SEC website at the address provided above.

Notwithstanding the foregoing, information furnished by Exelis or Harris on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this proxy statement/prospectus.

THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH PROXY SOLICITATION IN THAT JURISDICTION. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT/PROSPECTUS TO VOTE YOUR SHARES OF EXELIS COMMON STOCK AT THE SPECIAL MEETING. EXELIS HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS. THIS PROXY STATEMENT/PROSPECTUS IS DATED [—], 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS PROXY STATEMENT/PROSPECTUS TO SHAREHOLDERS DOES NOT CREATE ANY IMPLICATION TO THE CONTRARY.

Annex A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

EXELIS INC.,

HARRIS CORPORATION

and

HARRIS COMMUNICATION SOLUTIONS (INDIANA), INC.

Dated as of February 5, 2015

5.21.	Universal Service Fund	A-34
5.22.	Information Supplied	A-34
5.23.	Brokers and Finders	A-34
5.24.	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	A-34

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

6.1.	Organization, Good Standing and Qualification	A-35
6.2.	Capitalization of Parent	A-36
6.3.	Capitalization of Merger Sub	A-37
6.4.	Stock Ownership	A-37
6.5.	Corporate Authority	A-37
6.6.	Governmental Filings; No Violations; Certain Contracts	A-37
6.7.	Parent Reports; Financial Statements; Undisclosed Liabilities	A-38
6.8.	Compliance with Laws	A-39
6.9.	Material Contracts	A-40
6.10.	Litigation	A-40
6.11.	Absence of Certain Changes	A-40
6.12.	Information Supplied	A-40
6.13.	Brokers and Finders	A-40
6.14.	Financing	A-40
6.15.	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	A-41

ARTICLE VII

Covenants

7.1.	Interim Operations	A-42
7.2.	Acquisition Proposals	A-47
7.3.	Shareholders Meeting	A-50
7.4.	Filings; Other Actions; Notification	A-51
7.5.	Access and Reports	A-53
7.6.	NYSE Listing; NYSE Delisting	A-54
7.7.	Publicity	A-54
7.8.	Employee Benefits	A-54
7.9.	Expenses	A-55
7.10.	Indemnification; Directors’ and Officers’ Insurance	A-55
7.11.	Takeover Laws	A-57
7.12.	Litigation	A-57
7.13.	Financing Cooperation	A-57
7.14.	Section 16 Matters	A-61
7.15.	Further Assurances	A-61
7.16.	Obligations of Merger Sub	A-61
7.17.	Parent Consent	A-61

ARTICLE VIII

Conditions

8.1.	Conditions to Each Party’s Obligation to Effect the Merger	A-62
8.2.	Conditions to Obligations of Parent and Merger Sub	A-62
8.3.	Conditions to Obligation of the Company	A-63

ARTICLE IX

Termination

9.1.	Termination by Mutual Consent	A-63
9.2.	Termination by Either Parent or the Company	A-63
9.3.	Termination by the Company	A-64
9.4.	Termination by Parent	A-64
9.5.	Effect of Termination and Abandonment	A-64

ARTICLE X

Miscellaneous and General

10.1.	Survival	A-66
10.2.	Modification or Amendment	A-66
10.3.	Waiver of Conditions	A-66
10.4.	Counterparts	A-66
10.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	A-66
10.6.	Notices	A-68
10.7.	Entire Agreement	A-68
10.8.	No Third Party Beneficiaries	A-69
10.9.	Obligations of Parent and of the Company	A-69
10.10.	Transfer Taxes	A-69
10.11.	Definitions	A-69
10.12.	Severability	A-69
10.13.	Interpretation; Construction	A-69
10.14.	Assignment	A-70

Annex A	Defined Terms	A-72

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of February 5, 2015 (this “Agreement”), is by and among Exelis Inc., an Indiana corporation (the “Company”), Harris Corporation, a Delaware corporation (“Parent”), and Harris Communication Solutions (Indiana), Inc., an Indiana corporation and a wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter referred to, together, as the “Constituent Corporations”).

RECITALS

WHEREAS, the respective boards of directors of each of Parent, Merger Sub and the Company (i) have approved the merger of the Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, (ii) have approved and declared advisable this Agreement, (iii) in the case of the Company, have determined that the Merger is advisable and fair to and in the best interests of the Company and its shareholders, and (iv) in the case of the Company and Merger Sub, have adopted this Agreement in accordance with the Indiana Business Corporation Law (the “IBCL”) and have determined to recommend the approval of the Merger to their respective shareholders; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the relevant provisions of the IBCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the IBCL.

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. on the third (3rd) business day (the “Closing Date”) following the day on which the last to be satisfied or (to the extent permitted by Law) waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be first satisfied at the Closing, but subject to the fulfillment or (to the extent permitted by Law) waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, however, that notwithstanding the satisfaction or waiver of the conditions set forth in Article VIII, if the proceeds of the Financing are not then available in full (and Parent has complied in all respects with the provisions of the first and last sentences of Section 7.13(b), and in all material respects with the other provisions of Section 7.13(b)) on the date that would otherwise be the Closing Date, Parent and Merger Sub shall not be required to effect the Closing until such date on which the proceeds of the Financing are available in full (subject to the satisfaction or waiver of the conditions set forth in Article VIII as of such date). For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.

1.3. Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Indiana in such form as required by, and executed in accordance with, the relevant provisions of the IBCL and shall make all other filings or recordings required by the IBCL to effect the Merger. The Merger shall become effective at the time when the Articles of Merger have been duly filed with the Secretary of State of the State of Indiana or at such later time as may be agreed by the parties in writing and specified in the Articles of Merger (the “Effective Time”).

ARTICLE II

Articles of Incorporation and By-Laws

of the Surviving Corporation

2.1. The Articles of Incorporation. Subject to Section 7.10, the articles of incorporation of the Surviving Corporation shall be amended at the Effective Time to be the articles of incorporation of Merger Sub as in effect immediately prior to the Effective Time (the “Charter”), until thereafter duly amended as provided therein or by applicable Law (except as to the name of the Surviving Corporation, which shall be Exelis Inc.).

2.2. The By-Laws. Subject to Section 7.10, the by-laws of the Surviving Corporation shall be amended at the Effective Time to be the by-laws of Merger Sub as in effect immediately prior to the Effective Time (the “By-Laws”), until thereafter duly amended as provided therein or by applicable Law (except as to the name of the Surviving Corporation, which shall be Exelis Inc.).

ARTICLE III

Directors of the Surviving Corporation

3.1. Directors. The parties hereto shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any capital stock of the Company, Parent or Merger Sub:

(a) Merger Consideration. Each share of the common stock, par value $0.01 per share (the “Common Stock”) of the Company (collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties, collectively, the “Excluded Shares”) shall be automatically converted into the right to receive: (i) $16.625 in cash (the “Per Share Cash Consideration”) and (ii) 0.1025 shares of common stock (the “Exchange Ratio”), par value $1.00 per share (the “Parent Common Stock”) of Parent (the “Per Share Stock Consideration” and collectively with the Per Share Cash Consideration, the “Per Share Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, be cancelled and cease to exist, and each certificate (a “Certificate”)

formerly representing any of the Shares (other than Excluded Shares) and any Shares (other than Excluded Shares) held in book-entry form (“Book-Entry Shares”) shall thereafter represent only the right to receive the Per Share Consideration, without interest. All Per Share Cash Consideration to which a single record holder of Shares is entitled to receive hereunder shall be aggregated and calculations shall be rounded to the nearest whole cent.

(b) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of such Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and cease to exist.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Adjustments. If, between the date hereof and the Effective Time, the Parent Common Stock or the Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, an appropriate and proportionate adjustment shall be made to the Per Share Consideration to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 4.1(d) shall be construed to permit Parent or the Company to take any action with respect to their respective securities that is prohibited by the terms of this Agreement.

4.2. Exchange of Certificates.

(a) Exchange Agent. At the Effective Time, Parent shall make available or cause to be made available to an exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld, conditioned or delayed (the “Exchange Agent”), amounts in immediately available cash and Parent Common Stock sufficient in order for the Exchange Agent to distribute the Per Share Consideration pursuant to Section 4.1(a) and Section 4.2(e) (the “Exchange Fund”). The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided that (i) such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks and (ii) no such investment (or losses thereon) shall affect the amount of Per Share Consideration payable to the holders of Shares and Parent shall be responsible for making available the full payment in respect thereof irrespective of any such investment (or losses thereon). Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) and Section 4.2(e) shall be promptly returned to Parent. No later than five (5) business days prior to the Closing, Parent shall enter into an agreement with the Exchange Agent, in form and substance reasonably satisfactory to the Company (which confirmation of satisfaction shall not be unreasonably withheld, conditioned or delayed), to effect the applicable terms of this Agreement.

(b) Exchange Procedures.

(i) Certificates. Promptly after the Effective Time (and in any event within five (5) business days thereafter), Parent shall cause the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Shares (other than holders of Excluded Shares) represented by Certificates: (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) to the Exchange Agent; and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(g)) in exchange for the Per Share Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(g)) to the

Exchange Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor (A) that number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested by such holder of record) that such holder is entitled to receive as Per Share Stock Consideration in respect of such holder’s properly surrendered Certificates pursuant to this Article IV, if any, (B) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.3) equal to the amount of cash (consisting of the Per Share Cash Consideration and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 4.2(e)), if any, that such holder is entitled to receive in respect of such holder’s properly surrendered Certificates pursuant to this Article IV, and (C) any dividends and other distributions that such holder has the right to receive pursuant to Section 4.2(c), and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Per Share Consideration may be delivered to such transferee in accordance with this Section 4.2(b)(i) if the Certificate formerly representing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(ii) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Per Share Consideration that such holder is entitled to receive pursuant to Section 4.1(a). In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Per Share Consideration and any dividends or other distributions payable thereon pursuant to Section 4.2(c) shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time (and in any event within five (5) business days thereafter), in respect of each Book-Entry Share (A) that number of whole shares of Parent Common Stock (which shall be in non-certificated book-entry form unless a physical certificate is requested by such holder of record) that such holder is entitled to receive as Per Share Stock Consideration in respect of such holder’s Book-Entry Shares pursuant to this Article IV, if any, (B) a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.3) equal to the amount of cash (consisting of the Per Share Cash Consideration and cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 4.2(e)), if any, that such holder is entitled to receive in respect of such holder’s Book-Entry Shares pursuant to this Article IV, and (C) any dividends and other distributions that such holder has the right to receive pursuant to Section 4.2(c), and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and, whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement.

(i) Certificates. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) is surrendered for exchange in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(g)) for exchange in accordance with this Article IV, there shall be issued and/or paid to the holder of Parent Common Stock issued in exchange therefor (whether in non-certificated book-entry form or represented by a physical certificate pursuant to Section 4.2(b)(i)), without interest, (i) (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the dividends and other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and a payment date subsequent to the time of such surrender to the extent such holder holds such shares of Parent Common Stock on the applicable record date and (ii) at the time of such surrender, all dividends or other distributions with a record date prior to the Effective Time, that have been declared by the Company with respect to the Shares in accordance with the terms of this Agreement, but that have not been paid on such Shares.

(ii) Book-Entry Shares. Holders of Parent Common Stock issued in exchange for Book-Entry Shares shall be issued and/or paid, without interest, (i) (A) at the time of payment and delivery of such shares of Parent Common Stock by the Exchange Agent pursuant to Section 4.2(b)(ii), the dividends or other distributions with a record date at or after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (B) at the appropriate payment date, the dividends and other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time and payment date subsequent to the time of such payment and delivery pursuant to clause (A) to the extent such holder holds such shares of Parent Common Stock on the applicable record date and (ii) at the time of payment and delivery of such shares of Parent Common Stock by the Exchange Agent pursuant to Section 4.2(b)(ii), all dividends or other distributions with a record date prior to the Effective Time, that have been declared by the Company with respect to the Shares in accordance with the terms of this Agreement, but that have not been paid on such Shares.

(d) Transfers; No Further Ownership Rights in Common Stock. The Per Share Consideration delivered in accordance with the terms of this Article IV upon the surrender of the Certificates (or, automatically, in the case of the Book-Entry Shares) shall be deemed to have been delivered in full satisfaction of all rights pertaining to such Shares (other than the right to receive the payments and deliveries contemplated by this Article IV). From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Per Share Consideration into which the whole shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 4.2(b) (together with any fractional share cash payment pursuant to Section 4.2(e) and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 4.2(c), in each case if applicable), without interest and (ii) there shall be no further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the Per Share Consideration to which the holder of the Certificate is entitled pursuant to this Article IV.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued in respect of a holder’s Shares. In lieu thereof, any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive a cash payment (rounded to the nearest whole cent) without interest, which payment shall be calculated by the Exchange Agent as an amount equal to the product of (i) such holder’s proportionate interest in a share of Parent Common Stock and (ii) the average of the volume weighted averages of the trading prices of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported by Bloomberg L.P., in another authoritative source mutually selected by the parties) on each of the ten (10) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the Effective Time (the “Parent Trading Price”). All fractional shares to which a single record holder of Shares would otherwise be entitled to receive hereunder shall be aggregated and calculations shall be rounded to three decimal places.

(f) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund (including cash, certificates representing shares of Parent Common Stock and the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for 180 days after the Effective Time shall be delivered to Parent. Any holder of Shares (other than Excluded Shares) that has not theretofore complied with this Article IV shall thereafter look only to Parent for payment of the Per Share Consideration and any other applicable amounts pursuant to this Section 4.2 (in each case, after giving effect to any required Tax withholdings as provided in Section 4.3) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates), without any interest thereon. Any Per Share Consideration remaining unclaimed by former holders of Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent or the Exchange Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will distribute the Per Share Consideration and any other applicable amounts pursuant to this Section 4.2 with respect to each Share represented by such lost, stolen or destroyed Certificate.

4.3. Withholding Rights. Each of Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares and to any holder of Company Options, Company RSUs and Company Restricted Stock, such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation or by the Exchange Agent (on behalf of Parent or the Surviving Corporation), as applicable, to the applicable Governmental Entity within the period required under applicable Law, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or to the holder of Company Options, Company RSUs or Company Restricted Stock, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or Exchange Agent, as the case may be.

4.4. No Dissenters’ Rights. The parties acknowledge and agree that the holders of Shares are not entitled to any dissenters’ rights under Chapter 44 of the IBCL.

4.5. Treatment of Stock Plans.

(a) Treatment of Options. At the Effective Time, each outstanding and unexercised option to purchase Shares (a “Company Option”) under the Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, cease to be outstanding, be cancelled and cease to exist and shall only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the product of (x) the total number of Shares subject to the Company Option multiplied by (y) the excess, if any, of the Per Share Equity Award Consideration over the exercise price per Share of such Company Option. For purposes of this Agreement, “Per Share Equity Award Consideration” shall mean the sum of (1) the Per Share Cash Consideration plus (2) the product of (x) the Exchange Ratio and (y) the Parent Trading Price.

(b) Treatment of Restricted Stock Units. At the Effective Time, any vesting conditions or restrictions applicable to each outstanding restricted stock unit (a “Company RSU”, other than any Rollover RSU) under the Stock Plans shall lapse, and each Company RSU shall, whether vested or unvested, automatically and without any required action on the part of the holder thereof, cease to be outstanding, be cancelled and cease to exist and shall only entitle the holder of such Company RSU to receive as soon as reasonably practicable after the Effective Time, an amount in cash, without interest, equal to the sum of the product of (x) the total number of Shares subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Equity Award Consideration, plus any accrued dividend payments by the Company in respect of such Company RSU; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A.

(c) Treatment of Restricted Stock. At the Effective Time, any restrictions or vesting conditions applicable to each outstanding Share subject to any restrictions or vesting conditions (each, a share of “Company Restricted Stock”) under the Stock Plans shall lapse, and each such share of Company Restricted Stock shall, automatically and without any required action on the part of the holder thereof, be converted into only the right to receive the Per Share Consideration and shall cease to be outstanding, be cancelled, and cease to exist pursuant to Section 4.1, and with respect to any share of Company Restricted Stock, payment shall occur in accordance with the applicable terms and conditions of such share of Company Restricted Stock and applicable Law; provided, however, that to the extent any such payment would cause an impermissible acceleration event under Section 409A of the Code, such amounts will be paid at the earliest time such payment would not cause an impermissible payment event under Section 409A.

(d) Treatment of Rollover RSUs. At the Effective Time, each outstanding Rollover RSU shall, without any required action on the part of the holder thereof, be cancelled in exchange for a restricted stock unit covering a number of shares of Parent Common Stock, rounded up to the nearest whole share, equal to (x) the total number of Shares subject to such award of Rollover RSU immediately prior to the Effective Time, multiplied by (y) the sum of (1) the Per Share Stock Consideration plus (2)(A) the Per Share Cash Consideration divided by (B) the Parent Trading Price (a “Substitute RSU”). From and after the Effective Time, each Substitute RSU shall be subject to the same vesting conditions and payment terms as were applicable to such Rollover RSU immediately prior to the Effective Time, and the terms set forth in Section 7.1(a)(iv) of the Company Disclosure Letter. “Rollover RSU” means any Company RSU granted pursuant to and in accordance with Section 7.1(a)(iv) of the Company Disclosure Letter.

(e) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee and/or the nominating and governance committee of the board of directors of the Company, as applicable, shall use its respective reasonable best efforts to take any actions which are necessary or desirable to effectuate the provisions of Sections 4.5(a) and through 4.5(c), including adopting any resolutions, and to take any actions reasonably requested by Parent to effectuate such provisions (including, if requested by Parent, seeking acknowledgments from the holders of Company Options concerning the treatment described herein).

ARTICLE V

Representations and Warranties of the Company

Except as set forth in (x) the Company Reports (as defined in Section 5.5(a)) filed with the Securities and Exchange Commission (the “SEC”) that are publicly available as of the date of this Agreement and were filed after December 31, 2013 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in the risk factors section or in the “Cautionary Statement Concerning Forward-Looking Statements” section of any Company Reports, any other disclosure that constitutes risk factors or that is cautionary, predictive or forward-looking in nature and any amendment to any such Company Report filed by or on behalf of the Company after the date hereof); provided, however, that the exception provided for in this clause (x) shall not apply to Section 5.3; (y) the Form 10 filed by the Spun Entity (excluding any disclosures set forth in the risk factors section or in the “Special Note About Forward-Looking Statements” section of such Form 10 and any amendment thereto, any other disclosure that constitutes risk factors or that is cautionary, predictive or forward-looking in nature and any amendment to any such Form 10 filed after the date hereof); or (z) the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter (other than any information set forth in Section 5.13 of the Company Disclosure Letter) shall be deemed to apply to and qualify the sections or subsections of this Agreement to which it corresponds in number and each other section or subsection of this Agreement only to the extent that the relevance of such item to such other section or other subsection is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Sub that:

5.1. Organization, Good Standing and Qualification. The Company is a corporation duly organized and validly existing under the Laws of Indiana and the Company has all requisite corporate power and authority necessary to enable it to use its corporate name and to own, lease or otherwise hold, use and operate its properties, rights and other assets and to carry on its business as currently conducted. Each Subsidiary of the Company is a legal entity duly organized, validly existing and in good standing (if and to the extent such term is so recognized in such jurisdiction) under the Laws of its respective jurisdiction of incorporation or organization and has all requisite corporate or similar power and authority; and each of the Company and each of its Subsidiaries possesses all governmental licenses, permits, authorizations and approvals, necessary to enable it to use its corporate or other name and to own, lease or otherwise hold, use and operate its properties, rights and other assets and necessary to carry on its business as currently conducted, except where the failure to be so organized, existing, in good standing, qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (if and to the extent such term is so recognized in such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets, properties or the conduct of its business makes such qualification, licensing or good standing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent, prior to the date of this Agreement, true, correct and complete copies of the articles of incorporation and by-laws or comparable governing documents for each of the Company and each of its Subsidiaries that are not directly or indirectly wholly owned by the Company, each as amended to the date of this Agreement, and each as made available is in full force and effect, and the Company and such Subsidiaries are each not in violation of any of their respective provisions. Section 5.1 of the Company Disclosure Letter sets forth a true and correct list of each Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by the Company and/or by one or more of its Subsidiaries (each Person so listed, when used herein with respect to the Company, a “Subsidiary”).

As otherwise used herein, the term (a) “Subsidiary” means, with respect to any Person other than the Company, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, and (b) “Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, as the case may be, taken as a whole; provided, however, that none of the following, or the direct results thereof, shall constitute a Company Material Adverse Effect:

(i) changes in the economy or financial markets generally in the United States;

(ii) changes that are the result of factors generally affecting the industries in which the Company and its Subsidiaries operate;

(iii) changes in United States generally accepted accounting principles (“GAAP”) or in any Law of general applicability after the date of this Agreement;

(iv) a decline in the price, or a change in the trading volume, of the Shares (provided, however, that the exception in this clause (iv) shall not apply to the underlying causes giving rise to or contributing to any such decline or change and shall not prevent any of such underlying causes from being taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur unless otherwise excluded pursuant to any of the other clauses of this definition);

(v) the failure to meet internal or analysts’ expectations or projections for results of operations (provided, however, that the exception in this clause (v) shall not apply to the underlying causes giving rise to or contributing to any such failure and shall not prevent any of such underlying causes from being taken into account in determining whether a Company Material Adverse Effect has occurred or would be reasonably likely to occur unless otherwise excluded pursuant to any of the other clauses of this definition);

(vi) acts of war, insurrection, sabotage or terrorism (or the escalation of the foregoing), or any weather-related or other force majeure event or natural disaster;

(vii) the execution, delivery, announcement or pendency of this Agreement or the consummation of the Transactions (including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or business partners) (provided that the exception in this clause (vii) shall not apply to any representations and warranties contained in this Article V that address the consequences from the execution, delivery, announcement or pendency of this Agreement or the consummation of the Transactions); or

(viii) actions (or omissions) of the Company and its Subsidiaries taken as expressly required to comply with the terms of this Agreement (provided that the exception in this clause (viii) shall not apply to any obligation to operate in the ordinary course of business or any similar provisions in the Agreement);

provided further, that with respect to clauses (i), (ii), (iii) and (vi) above, such event, change, effect, development, state of facts, condition, circumstance or occurrence shall be taken into account to the extent it has a disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, compared to other companies operating in the industry in which the Company and its Subsidiaries operate.

5.2. Capital Structure.

(a) The authorized capital stock of the Company consists of 750,000,000 Shares, par value $0.01, of which 185,810,234 were outstanding as of the close of business on February 3, 2015 (including 17,050 Shares of Company Restricted Stock issued under the Stock Plans (as defined below)) and 50,000,000 shares of preferred stock, no par value, none of which were outstanding as of the close of business on February 3, 2015. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. No Shares are held by any Subsidiary of the Company. As of the close of business on February 3, 2015, the Company holds 7,299,859 Shares in treasury. As of the close of business on February 3, 2015, 13,307,815 Shares are reserved for issuance in respect of outstanding awards authorized under the Company’s Amended and Restated 2011 Omnibus Incentive Plan (the “Amended 2011 Plan” and, together with the Company’s 2011 Omnibus Incentive Plan (the “2011 Plan”), the “Stock Plans”), 10,718,625 Shares in respect of Company Options and 2,589,190 Shares in respect of share-settled Company RSUs. Other than Shares that are reserved under the Stock Plans in respect of outstanding awards and the grant of future awards, no other Shares are reserved for issuance. Section 5.2(a) of the Company Disclosure Letter contains a list of the Company Options, Company Restricted Stock and Company RSUs (whether share- or cash-settled), including the holder, date of grant, term, number of Shares and exercise price and vesting schedule, as applicable, in each case that is true, correct and complete in all material respects as of the close of business on February 3, 2015. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, mortgage, easement, title matter or other encumbrance of any kind

(excluding transfer restrictions of general applicability pursuant to securities Laws) (each, a “Lien”). Except as stated otherwise in this Section 5.2(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. There are no voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable. The Company does not have outstanding any bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter.

(b) Section 5.2(b) of the Company Disclosure Letter sets forth (x) a list of each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as, to the Company’s knowledge and as of the date hereof, the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than one percent (1%) of the outstanding capital stock of such company.

5.3. Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger and the other Transactions, subject only to approval of this Agreement by the holders of a majority of the total voting power of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b) At a meeting duly called and held prior to execution and delivery of this Agreement, the board of directors of the Company (A) unanimously determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, the Company and its shareholders, approved and declared advisable this Agreement and the Merger and the other Transactions and resolved to recommend approval of this Agreement to the holders of Shares (the “Company Recommendation”), (B) unanimously directed that this Agreement be submitted to the holders of Shares for their approval as promptly as practicable, subject to the terms of this Agreement, and (C) received the written opinion of its financial advisor, J.P. Morgan Securities, LLC to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Per Share Consideration is fair from a financial point of view to such holders (other than Parent and its Subsidiaries), a copy of which opinion has been delivered to Parent promptly after the date of this Agreement, it being understood and agreed that such opinion is for the benefit of the Company’s board of directors and may not be relied upon by Parent or Merger Sub. As of the date hereof, none of the actions described in the immediately preceding sentence has been amended, rescinded or modified in any respect.

5.4. Governmental Filings; No Violations; Certain Contracts.

(a) Other than (i) the proxy statement/prospectus to be sent to the shareholders of the Company in connection with the Shareholders Meeting (such prospectus and proxy statement, as it may be amended or supplemented from time to time, the “Proxy Statement/Prospectus”), (ii) (A) the filing of a Notification and Report Form by the Company pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the “HSR Act”) and the termination of the waiting period required thereunder, and (B) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under all other applicable Antitrust Laws, including those set forth on Section 5.4(a) of the Company Disclosure Letter, (iii) the applicable requirements of the Securities Act of 1933 (the “Securities Act”), the Exchange Act and applicable state securities, takeover and “blue sky” Laws, (iv) any filings with the Federal Communications Commission (the “FCC”) as may be required pursuant to the Communications Act of 1934, as amended, and the rules, orders, regulations and other applicable requirements of the FCC (the “Communications Laws”), (v) the filing of the Articles of Merger with the Secretary of State of the State of Indiana, and (vi) any notice pursuant to the rules and regulations of the New York Stock Exchange (the “NYSE”), there are no notices, reports, declarations, submissions or other filings required to be made by the Company with, nor are any consents, registrations, approvals, licenses, permits, Orders or authorizations (collectively, “Consents”) required to be obtained by the Company from, any domestic or foreign governmental, quasi-governmental or regulatory authority, agency, commission, body, division, department, bureau, court or other legislative, executive or judicial governmental entity or organized securities exchange of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other Transactions, except where the failure to make or obtain any such Consents, has not had and would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act, the Clayton Antitrust Act, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Transactions will not, constitute or result in (i) a breach or violation of, or a default under, or conflict with the articles of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination), first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or default under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other contract, agreement, commitment, instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or to which any of their respective properties, rights or other assets are subject or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions) compliance with the matters referred to in Section 5.4(a), under any Law to which the Company or any of its Subsidiaries is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, has not had and would not reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(c) As of the date hereof, the Company and its Subsidiaries are not creditors or claimants with respect to any debtors or debtors-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than ten percent (10%) of the gross assets of the Company and its Subsidiaries (excluding cash and cash equivalents).

5.5. Company Reports; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports, schedules and other documents required to be filed or furnished by it with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”) or the Securities Act since October 31, 2011 (the “2011 Distribution Date”) (such filed or furnished forms, statements, reports and documents, including any amendments thereto, the “Company Reports”). As of their respective dates of filing, or, in the case of Company Reports that are registration statements filed pursuant to the requirements of the Securities Act prior to the date of this Agreement, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each Company Report complied in all material respects with the requirements of the Securities Act, the Exchange Act, or the applicable provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Company Reports filed prior to the date hereof contained any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. The Company has made available to Parent all material written correspondence with the SEC since the 2011 Distribution Date, and all written correspondence with the SEC since January 1, 2014, and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Reports and, to the knowledge of the Company, as of the date of this Agreement, none of the Company Reports is the subject of any ongoing review by the SEC.

(b) The Company is and has been at all times since the 2011 Distribution Date in compliance in all material respects with (A) the applicable listing and corporate governance rules and regulations of the NYSE and (B) the applicable provisions of the Sarbanes-Oxley Act.

(c) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (x) all significant deficiencies in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (1) a summary of any such disclosure made by management to the Company’s auditors and audit committee and (2) any material written communication made by management or the Company’s auditors since the 2011 Distribution Date to the audit committee required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the January 1, 2013, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. The Company has made available to Parent a summary of all material complaints relating to other matters made through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law made since the 2011 Distribution Date.

(d) Neither the Company nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with GAAP or the notes thereto, except liabilities (i) as reflected, reserved for or disclosed in the most recent audited balance sheet of the Company included in the Company’s most recent Form 10-K, as filed with the SEC prior to the date of this Agreement (the “Most Recent Balance Sheet”), (ii) as incurred in the ordinary course of business consistent with past practice since December 31, 2013, (iii) as incurred in connection with the Transactions or (iv) that have not had and would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company Reports. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person that is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to (1) notes consistent with past practice in kind and content and (2) normal year-end audit adjustments not material in amount or effect), and each of the foregoing financial statements (i) was prepared or, in the case of Company Reports filed or furnished after the date of this Agreement, will be prepared, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC and (ii) complies in all material respects with the published rules and regulations of the SEC with respect thereto.

5.6. Minute Books. The minute books of the Company have been reasonably prepared and maintained.

5.7. Absence of Certain Changes.

(a) Between December 31, 2013 and the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than in accordance with, the ordinary course of such businesses consistent with past practices and there has not been:

(i) any event, change, effect, development, state of facts, condition, circumstance or occurrence (including any adverse change with respect to any event, change, effect, development, state of facts, condition, circumstance or occurrence existing on or prior to December 31, 2013) which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(ii) any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

(iii) any declaration, accrual, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iv) any material change in any method of accounting or accounting practice or internal controls (including internal controls over financial reporting) by the Company or any of its Subsidiaries;

(v) other than in accordance with the ordinary course of business consistent with past practice, (A) any (x) material increase in the compensation payable or to become payable to the directors, officers or employees of the Company or its Subsidiaries or (y) payment to any director or officer of the Company or its Subsidiaries of any material bonus or any material profit-sharing or similar payment, or grant to any director or officer of the Company or its Subsidiaries of any rights to receive material severance, termination, change in control, retention, compensation or benefits or any Tax gross-up or (B) any establishment, adoption, entry into or amendment of any collective bargaining agreement, or any material bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, in each case, other than as required under any Benefit Plan; and

(vi) any agreement by the Company or any of its Subsidiaries to do any of the foregoing.

5.8. Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, audits (other than (x) audits in the ordinary course of business consistent with past practice in respect of Government Contracts and (y) internal Company audits that, in the case of (x) and (y), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect), to the knowledge of the Company, investigations (other than internal Company investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect), or other proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries except for those that, individually or in the aggregate, have not had and would not reasonably be expected to (i) have a Company Material Adverse Effect or (ii) as of the date of this Agreement, prevent, materially delay or materially impair the ability of the Company to consummate the Transactions. None of the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, decision, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by or with (or settlement or consent agreement subject to) any Governmental Entity (collectively, “Orders”), except for those that, individually or in the aggregate, have not had and would not reasonably be expected to (x) have a Company Material Adverse Effect or (y) as of the date of this Agreement, prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

5.9. Assets. Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, (a) the Company has good and marketable title to, or in the case of leased assets, valid leasehold interests in, all of its assets, tangible or intangible, free and clear of any Liens other than Permitted Liens, (b) the Company owns or leases all tangible personal property used in or necessary to conduct its business as presently conducted by the Company, except for any property, as defined in FAR 45.101, which is currently being provided to the Company by the U.S. Government or a prime contractor under a Government Contract where the Company is a subcontractor, and (c) each such item of tangible personal property is in all respects in good operating condition and repair, ordinary wear and tear excepted.

5.10. Employee Benefits.

(a) Section 5.10(a) of the Company Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” or “Benefit Plans” means, collectively, including the Stock Plans, each benefit or compensation plan, program, policy, practice, contract, agreement or other arrangement, covering current or former employees or directors of the Company or any of its Subsidiaries, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, retirement, severance, retention, termination or change in control agreements, deferred compensation, vacation, stock option, stock purchase, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits, in each case, whether or not material, whether or not in writing and whether or not funded, in each case, which is sponsored, maintained or contributed to, or required to be maintained or contributed to, or with respect to which any potential liability is or may be borne by the Company, any of its Subsidiaries or any of their respective ERISA Affiliates. The Company has separately identified in Section 5.10(a) of the Company Disclosure Letter each Benefit Plan that is maintained primarily for the benefit of employees outside of the United States (a “Non-U.S. Benefit Plan”). For purposes of this Agreement, “ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(b) With respect to each Benefit Plan, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”), the Company has used its best efforts to deliver or make available to Parent, and the Company has delivered or made available in all material respects to Parent, to the extent applicable, a true and complete copy of (A) the Benefit Plan document and all related trust documents, insurance contracts or other funding vehicles, in each case including any amendments thereto, (B) a written description of such Benefit Plan if such plan is not set forth in a written document, (C) most recent Annual Report (Form 5500 Series) and accompanying schedules, most recent annual financial reports and most recent actuarial reports, if any, (D) the most recent determination or opinion letter from the Internal Revenue Service (“IRS”), if any, and (E) each current summary plan description and summary of material modifications, if any.

(c) (i) Each Benefit Plan (and any related trust or other funding vehicle), other than Multiemployer Plans and Non-U.S. Benefit Plans (each, a “U.S. Benefit Plan”), has been established, operated and administered in material compliance with its terms and applicable Laws, including ERISA, the Code and the Patient Protection and Affordable Care Act. (ii) All material contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP. (iii) To the knowledge of the Company, all Shares issuable in respect of grants of Company Options, Company Restricted Stock and Company RSUs were properly registered under the Securities Act or qualified on the grant date for exemption from registration under the Securities Act and other applicable laws (including state “blue sky” laws). To the knowledge of the Company, the Shares available for issuance under the Stock Plans have been properly registered pursuant to the Securities Act on a Form S-8 or other available form.

(d) Each U.S. Benefit Plan (and any related trust) intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS as to its qualification, has a request for such a letter pending with the IRS, or is a prototype plan that is the subject of a favorable opinion letter from the IRS as to its qualification, and, to the knowledge of the Company, there are no existing circumstances that would reasonably be expected to affect adversely the qualified status of any such U.S. Benefit Plan. With respect to each Benefit Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code. Neither the Company nor any of its Subsidiaries has incurred, and no condition exists that presents a risk of the Company or any of its Subsidiaries incurring, a material Tax or penalty imposed by Section 4980F of the Code or Section 502 of ERISA or any material liability under Section 4071 of ERISA.

(e) No Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a risk to the Company or its ERISA Affiliates of incurring any such liability, that has resulted in or would reasonably be expected to result in, individually or in the aggregate, any material liability. “Controlled Group Liability” means any and all liabilities (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code, and (4) under Section 4980B of the Code as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code. Neither the Company, its Subsidiaries nor any ERISA Affiliate has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any (A) single-employer pension plan within the meaning of Section 4001(a)(15) of ERISA for which the Company or any of its Subsidiaries could incur material liability under Section 4063 or 4064 of ERISA or (B) a “multiple employer welfare plan” within the meaning of Section 3(40) of ERISA, and in each case, to the knowledge of the Company, no fact or event exists that would give rise to any such liability. Section 5.10(e) of the Company Disclosure Letter sets forth an accurate and complete list of each Multiemployer Plan.

(f) With respect to each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Sections 412, 430 or 4971 of the Code, except in each case, as would not reasonably be expected, individually or in the aggregate, to result in any material liability (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (ii) no Benefit Plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (iii) no “reportable event” within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred, nor has any event described in Sections 4062, 4063 or 4041 of ERISA occurred, (iv) all premiums to the Pension Benefit Guaranty Corporation (“PBGC”) have been timely paid in full, (v) no unsatisfied liability (other than premiums to the PBGC) under Title IV of ERISA has been, or is expected to be, incurred by the Company or any of its Subsidiaries and (vi) the PBGC has not instituted proceedings to terminate any such Benefit Plan.

(g) As of the date of this Agreement, (A) there is no pending or, to the knowledge of the Company, threatened litigation or claim (other than routine claims for benefits) relating to the Benefit Plans and (B) there are no pending or, to the knowledge of the Company, threatened administrative investigations, audits or other administrative proceedings relating to the Benefit Plans by the U.S. Department of Labor, the PBGC, the IRS or other Governmental Entity that, in each of clauses (A) and (B) above, has resulted in or would reasonably be expected to, individually or in the aggregate, result in any material liability.

(h) Except as disclosed in Section 5.10(h) of the Company Disclosure Letter, or except as required by applicable Law, neither the Company nor any of its Subsidiaries has any obligations for retiree health, life or other welfare benefits under any Benefit Plan or collective bargaining agreement.

(i) The Company does not have any commitment to establish, modify, change or terminate any Benefit Plan, other than with respect to a modification, change or termination required by ERISA or the Code, and there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.

(j) Neither the execution and delivery of this Agreement, shareholder approval of this Agreement nor the consummation of the Transactions will, either alone or in combination with another event, (i) entitle any current or former employees, directors or consultants of the Company or any of its Subsidiaries to severance pay or any increase in severance pay, (ii) accelerate the time of payment or vesting, or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount payable under any of the Benefit Plans, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund benefits under any Benefit Plan, (iv) limit or restrict the right of the Company or, after the consummation of the Transactions, Parent to merge, amend, terminate or transfer the assets of any of the Benefit Plans or (v) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(k) To the knowledge of the Company, except as would not reasonably be expected to result in a material Tax or penalty, each Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in all material respects in compliance with, Section 409A of the Code and the guidance issued by the IRS provided thereunder.

(l) Neither the Company nor any Subsidiary has any obligation to provide, and no Benefit Plan or other agreement provides any person with any amount of additional compensation or gross-up if such individual is provided with amounts subject to excise or additional taxes, interest or penalties incurred pursuant to Sections 4999 or 409A of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(m) Except as would not reasonably be expected, individually or in the aggregate, to result in any material liability, each Non-U.S. Benefit Plan (A) has been maintained and operated in accordance with, and is in compliance with, its terms, applicable local Law, government taxation and funding requirements, and with any agreement entered into with a works council, union or labor organization in all material respects and (B) to the extent required to be registered or approved by any Governmental Entity, has been registered with, or approved by, such Governmental Entity and, to the Company’s knowledge, nothing has occurred that would adversely affect such registration or approval. To the extent intended to be funded and/or book-reserved, each Non-U.S. Benefit Plan is funded and/or book reserved, as appropriate, based upon reasonable country-specific actuarial assumptions. The Company and its Subsidiaries have no material unfunded liabilities with respect to any such Non-U.S. Benefit Plan. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened litigation or claim relating to Non-U.S. Benefit Plans, except as would not reasonably be expected to, individually or in the aggregate, result in any material liability.

5.11. Compliance with Laws; Investigations; Licenses; Regulatory Matters.

(a) Since the 2011 Distribution Date, the businesses of each of the Company and its Subsidiaries have been and are being conducted in compliance in all material respects with applicable federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, Order, writ, injunction, arbitration award, agency requirement, or decree issued, promulgated or entered into by or with any Governmental Entity (collectively, “Laws”). No material audit (other than (x) audits in the ordinary course of business consistent with past practice in respect of Government Contracts and (y) internal Company audits that, in the case of (x) and (y), individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect), to the knowledge of the Company, investigation (other than internal Company investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect), or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b) (i) The Company and each of its Subsidiaries has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as presently conducted in all material respects and all such Licenses are in full force and effect in all material respects. Section 5.11(b) of the Company Disclosure Letter sets forth a true, correct and complete list of each License that is issued or granted by the FCC (each, an “FCC License”) to the Company or any of its Subsidiaries. No material default under, or material violation of, any FCC License or other material License has occurred that has not been fully cured pursuant to a corrective action. To the Company’s knowledge there is not currently threatened any revocation, adverse modification or cancellation of any FCC License or other material License.

(c) The Company and each of its Subsidiaries are in compliance in all material respects with all statutory and regulatory requirements under the Arms Export Control Act, the International Traffic in Arms

Regulations, the Export Administration Regulations and associated executive orders, and the Laws implemented by the Office of Foreign Assets Control, United States Department of Treasury (collectively, and any successors or replacements thereof, the “Export Control Laws”). The Company and each of its Subsidiaries are in compliance in all material respects with the anti-boycott regulations administered by the United States Department of Commerce and the U.S. Department of Treasury, and all Laws and regulations administered by the Bureau of Customs and Border Protection in the United States Department of Homeland Security. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any communication during the past five years that alleges that the Company or any of its Subsidiaries is not, or may not be, in compliance with the Export Control Laws.

(d) (i) The Company, its Subsidiaries and their respective Representatives are and since the 2011 Distribution Date have been in compliance in all material respects with: (i) the provisions of the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. § 78dd-1, et seq.) (“FCPA”), as if its foreign payments provisions were fully applicable to the Company, its Subsidiaries and such Representatives, and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Company and its Subsidiaries operate or have operated and in which any agent thereof is conducting or has conducted business involving the Company. No proceeding by or before any Governmental Entity involving the Company, any of its Subsidiaries or any of their Representatives involving FCPA or any anti-bribery, anti-corruption or anti-money laundering Law is pending or, to the knowledge of the Company, threatened. Since the 2011 Distribution Date, no civil or criminal penalties have been imposed on the Company or any of its Subsidiaries with respect to violations of any applicable anti-bribery, anti-corruption or anti-money laundering law, nor have any disclosures been submitted to any Governmental Entity with respect to alleged violations of the FCPA or any anti-bribery, anti-corruption or anti-money laundering Law.

(e) Neither the Company nor any of its Subsidiaries is a “Specially Designated National” or other “Blocked Person” identified by the U.S. Government, nor a Person that is owned or controlled by or acts on behalf of a “Specially Designated National” or “Blocked Person.” To the Company’s knowledge, none of the Company’s affiliates or brokers or any director, officer, employee, nor authorized agent of the Company or any of its Subsidiaries, acting or benefiting in any capacity in connection with this Agreement, and none of the funds or other assets to be transferred hereunder are the property of, or beneficially owned by, directly or indirectly, any “Specially Designated National” or “Blocked Person.” None of the Company or any of its Subsidiaries has engaged in or, to the knowledge of the Company, facilitated any prohibited transactions with a “Specially Designated National” or other “Blocked Person” without proper prior authorization from the U.S. Government.

5.12. Government Contracts.

(a) For purposes of this Agreement, a “Major Company Government Contract” means each Government Contract with a value in excess of $100,000,000 to which the Company or any of its Subsidiaries is a party and is in effect (i.e., has not completed performance and received final payment), and “Major Company Bid” means each current Government Bid over $100,000,000 to which the Company or its Subsidiaries is a party, and for which an award has not been issued as of the date of this Agreement. A current, accurate and complete list as of the date hereof of all such Major Company Government Contracts and Major Company Bids is set forth in Section 5.12(a) of the Company Disclosure Letter, which list excludes indefinite delivery, indefinite quantity Contracts (“IDIQ Contracts”) that would be considered Major Company Government Contracts or the subject of Major Company Bids solely due to such IDIQ Contract’s ceiling value. For purposes of this Agreement, a “Company Government Contract” means each Government Contract with a value in excess of $5,000,000 to which the Company or any of its Subsidiaries is a party and is in effect (i.e., has not completed performance and received final payment), and “Company Bid” means each current Government Bid over $5,000,000 to which the Company or its Subsidiaries is a party, and for which an award has not been issued as of the date of this Agreement.

(b) Each Company Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect, and no Company Bid or Company Government Contract is currently the subject of bid or award protest proceedings.

(c) The Company and its Subsidiaries have complied in all material respects with the terms and conditions of each Company Government Contract and Company Bid as required, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein.

(d) Since the 2011 Distribution Date, (i) all representations, certifications and disclosures made by the Company and its Subsidiaries with respect to any Company Government Contract or Company Bid were current, accurate and complete at the time of disclosure, in each case in all material respects, as of their effective date and (ii) neither the United States Government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries, in writing or, to the Company’s knowledge, orally, that the Company or any of its Subsidiaries has, or is alleged to have, breached or violated in any material respect any Law, representation, certification, disclosure, clause, provision or requirement pertaining to any Company Government Contract and Company Bid.

(e) To the knowledge of the Company, neither the Company nor any of its Subsidiaries is subject to any notice of termination for convenience, notice of termination for default, stop work order, material cure notice or material show cause notice (or in the case of contracts governed by Laws other than the state or federal Laws of the United States, or the functional equivalents thereof, if any) pertaining to any Company Government Contract, and no Governmental Entity has threatened to issue any such notice. To the knowledge of the Company, since December 31, 2013, neither the Company nor any of its Subsidiaries has received any notice from any Governmental Entity pertaining to any Company Government Contract to which the Company or any of its Subsidiaries is party indicating that it intends to cancel or otherwise adversely modify in any material respect its relationship with the Company or its Subsidiaries, other than in a manner that would not materially adversely impact such Company Government Contract.

(f) Since the 2011 Distribution Date, no material claim has been made against the Company or its Subsidiaries in connection with any Government Contract with a value in excess of $1,000,000 to which the Company or any of its Subsidiaries is a party and is in effect, under the United States civil or criminal False Claims Act, federal or state fraud statutes (as such concept is defined under the state or federal Laws of the United States).

(g) To the knowledge of the Company, there exist no outstanding material asserted disputes, claims or written requests for equitable adjustment for an amount in excess of $5,000,000 between the Company or any of its Subsidiaries and either the U.S. Government or any prime contractor, subcontractor, vendor or other Person arising under or relating to any Company Government Contract or Company Bid.

(h) Since the 2011 Distribution Date, (x) neither the Company nor any of its Subsidiaries has received any material adverse or negative past performance evaluations or ratings in connection with any Company Government Contract by any Governmental Entity and, (y) to the knowledge of the Company, no facts exist that would reasonably be expected to result in material adverse or negative past performance evaluations or ratings by any Governmental Entity, in each case of (x) and (y), that would make the Company or any of its Subsidiaries ineligible to bid on new Government Contracts.

(i) Since the 2011 Distribution Date, none of the Company, any of its Subsidiaries or any director or officer has been debarred or suspended, or to the knowledge of the Company, proposed for debarment or suspension, from participation in the award of Contracts or subcontracts for or with any Governmental Entity (excluding for this purpose ineligibility to bid on certain contracts due to generally applicable bidding requirements).

(j) Other than in the ordinary course of business consistent with past practice, since the 2011 Distribution Date, no costs incurred by the Company or any of its Subsidiaries pertaining to any individual Company Government Contract have been proposed for disallowance in a Defense Contract Audit Agency audit report, or deemed finally disallowed, in each case in writing by a Governmental Entity. Since

January 1, 2012, no material payment due to the Company or any of its Subsidiaries pertaining to any Company Government Contract has been withheld or set off, nor has any claim been made to withhold or set off money, and to the knowledge of the Company, the Company and its Subsidiaries are entitled to all material progress or other payments received to date with respect thereto.

(k) All material Company Owned Intellectual Property delivered or used by the Company and its Subsidiaries in performance of a Company Government Contract, including material technical data, material computer software and material computer software documentation, other than third party software, has included in all material respects the proper restrictive legends, such as, where appropriate, “Restricted Rights,” “Government Purpose Rights,” “Limited Rights” or “Special License Rights,” within the meaning of the FAR and the Department of Defense FAR Supplement.

(l) Except as set forth in Section 5.12(l) of the Company Disclosure Letter:

(i) Since the 2011 Distribution Date, neither the Company nor any of its Subsidiaries, nor any of the respective directors, officers or employees, nor to the knowledge of the Company any consultants or agents of the Company or any of its Subsidiaries, is or has been under administrative, civil or criminal investigation, indictment or information by any Governmental Entity with respect to the award or performance of any Company Government Contract, the subject of any actual or, to the knowledge of the Company, threatened in writing, “whistleblower” or “qui tam” lawsuit, or, to the knowledge of the Company, any audit or investigation of the Company or any of its Subsidiaries with respect to any alleged material irregularity, misstatement or omission arising under or relating to any Company Government Contract.

(ii) Since January 1, 2012, (X) neither the Company nor any of its Subsidiaries has made any voluntary disclosure to any Governmental Entity with respect to any alleged material irregularity, misstatement or omission arising under or relating to a Company Government Contract and (Y) neither the Company nor any of its Subsidiaries has made any disclosure under the Federal Acquisition Regulation (“FAR”) mandatory disclosure or payment provisions to any Governmental Entity and, to the Company’s knowledge, there are no facts that would require mandatory disclosure under the FAR.

(m) The Company and its Subsidiaries and their respective employees possess all facility and personnel security clearances necessary to perform all Government Contracts, and all such security clearances are valid and in full force and effect. Since the 2011 Distribution Date, the Company and its Subsidiaries have complied in all material respects with all security obligations incorporated in any Government Contract and all national security obligations applicable to the Company and its Subsidiaries relating to the safeguarding of and access to classified information, including without limitation, those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (February 28, 2006).

(n) To the knowledge of the Company, the Company, its Affiliates, its Subsidiaries or other related Persons are not currently limited, prohibited or otherwise restricted from performing or bidding for any material work or material future business opportunities due to “organizational conflicts of interest” (as defined in FAR Subpart 9.5) or Company Government Contract terms or provisions, except pursuant to existing organizational conflicts of interest mitigation plans submitted by the Company or any of its Subsidiaries in connection with any Company Government Contract.

(o) As used in this Agreement, the following definitions shall apply:

(i) The term “Government Bid” shall mean any offer, quotation, bid or proposal to sell products or services made by the Company or any of its Subsidiaries to any Governmental Entity or any prime contractor which, if accepted or awarded, would result in a Company Government Contract;

(ii) The term “Government Contract” means any prime contract, subcontract, basic ordering agreement, purchase order, task order, delivery order or change order between the Company or any of its Subsidiaries, and (i) any Governmental Entity, (ii) any prime contractor of a Governmental Entity in its capacity as a prime contractor, or (iii) any subcontractor with respect to any Contract described in clause (i) or (ii) above. A task, purchase, delivery, change or work order under a Company Government Contract will not constitute a separate Company Government Contract, for purposes of this definition, but will be part of the Company Government Contract to which it relates.

5.13. Material Contracts.

(a) Except for this Agreement, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by any Contract:

(i) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) that materially limits, curtails or restricts or purports to materially limit, curtail or restrict either (x) the type of business in which the Company or any of its Subsidiaries may engage or the locations in which any of them may so engage in any business or (y) the ability of the Company or any of its Subsidiaries to hire or solicit for hire for employment any individual or group as would be material to the Company and its Subsidiaries, taken as a whole, in each case pursuant to this clause (ii) except for Government Contracts and teaming agreements entered into in the ordinary course of business consistent with past practice;

(iii) for any joint venture, partnership or similar arrangement, or any Contract involving a sharing of revenues, profits, losses, costs, or liabilities by the Company or any of its Subsidiaries with any other Person, in each case pursuant to which the Company and its Subsidiaries would reasonably be expected to be obligated to contribute assets with a fair market value in excess of $2,000,000 in any twelve month period, in each case excluding any teaming agreement entered into in the ordinary course of business consistent with past practice;

(iv) that is an indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other agreement providing for or guaranteeing indebtedness of any Person in excess of $2,000,000 or that becomes due and payable upon, or provides a right of termination or acceleration as a result of, the consummation of the Merger and the other Transactions, other than Contracts between or among the Company and any of its wholly owned Subsidiaries or between or among any such wholly owned Subsidiaries;

(v) that is a collective bargaining agreement;

(vi) that is (x) (1) a long-term supply Contract that is not specific to the fulfillment of a customer Contract, (2) any Contract in respect of the needs of an individual division of the Company that is not specific to the fulfillment of customer Contracts, or (3) a Contract in respect of the needs of the Company’s headquarters operations that is not specific to the fulfillment of a customer Contract that, in each case, involves or would reasonably be expected to involve aggregate payments by the Company and/or its Subsidiaries in excess of $5,000,000 in any twelve-month period, or (y) a Contract that is otherwise material to the business of the Company or any of its Subsidiaries, in the case of each of (x) and (y), other than (A) any Contract that may be cancelled without penalty or termination payments by the Company and/or its Subsidiaries upon notice of sixty (60) days or less, (B) any Government Contract or other customer Contract, (C) Contracts that support one or more Government Contract or other individual Contract with customers for which the Company is substantially fully reimbursed for such Contract pursuant to such Government Contract or Contract with such customer (such Contracts, “Direct Charge Contracts”), (D) any lease, sublease, rental or occupancy agreement, license, or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any real property, (E) Contracts relating to Benefit Plans, (F) Contracts relating to insurance policies or (G) Contracts with distributors or sales agents that are commission-based;

(vii) that, to the knowledge of the Company, includes an indemnification obligation of the Company or any of its Subsidiaries (including any obligations to advance funds for expenses), other than Contracts containing indemnification obligations which would not reasonably be expected to obligate the Company to pay in excess of $5,000,000;

(viii) is an acquisition agreement, asset purchase agreement, sale agreement, purchase agreement, stock purchase agreement, put agreement, call agreement or other similar agreement pursuant to which (A) the Company or any of its Subsidiaries would reasonably be expected to be obligated to pay total consideration including assumption of debt after the date of this Agreement in excess of $10,000,000, (B) any third party has the right to acquire any assets of the Company or any of its Subsidiaries with a fair market value or purchase price of more than $10,000,000, or (C) any third party has the right to acquire any interests in the Company or any of its Subsidiaries, other than, in the case of clauses (A) and (B), acquisitions or dispositions of inventory in the ordinary course of business consistent with past practice;

(ix) between the Company and its Subsidiaries, on the one hand, and the Company’s Affiliates (other than Subsidiaries of the Company) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(x) that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the Company’s ability to consummate the Transactions;

(xi) that is material to the Company and its Subsidiaries, taken as a whole, and was not negotiated and entered into on an arm’s-length basis, other than agreements between the Company and its wholly-owned Subsidiaries or between wholly-owned Subsidiaries of the Company;

(xii) that contains any standstill provision to which the Company or any of its Subsidiaries is subject or a beneficiary thereof;

(xiii) that contains any most favored nation provision or similar preferential pricing terms, exclusivity or similar obligations to which the Company or any of its Subsidiaries is subject, which is material to the Company and its Subsidiaries, taken as a whole, other than Government Contracts, teaming agreements and the Company’s GSA Schedules; or

(xiv) that limits or restricts the ability of the Company or any of its Subsidiaries (A) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as applicable, (B) to make loans to the Company or any of its Subsidiaries or (C) to grant Liens on the property of the Company or any of its Subsidiaries.

Each such contract described in Section 5.13(a) above, together with all Contracts filed as exhibits to the Company Reports is referred to herein as a “Material Contract.”

(b) Section 5.13(a) of the Company Disclosure Letter sets forth a reasonably detailed description of each reason why each Contract listed therein is disclosed in response to the applicable subsection of Section 5.13(a) of the Company Disclosure Letter. Each of the Material Contracts is binding on the Company or its Subsidiaries, as the case may be, subject to the Bankruptcy and Equity Exception, and, to the knowledge of the Company, each other party thereto, in accordance with its terms and is in full force and effect, and each of the Company and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the Company’s knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each Material Contract. Each of the Company and each of its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any Material Contract is (with or without notice, lapse of time or both) in breach or default in any material respect thereunder, and neither the Company nor any of its Subsidiaries has received notice from the other party to any Material Contract of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Material Contract.

5.14. Real Property.

(a) Except in any such case, individually or in the aggregate, that has not had and would not reasonably be expected to have a Company Material Adverse Effect, with respect to the real property owned by the

Company or its Subsidiaries (the “Owned Real Property”), (i) the Company or one of its Subsidiaries, as applicable, has good and marketable title to the Owned Real Property, free and clear of any Liens other than Permitted Liens and (ii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(b) Section 5.14(b) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property.

(c) Section 5.14(c) of the Company Disclosure Letter contains a true and complete list of the real property leased or subleased to the Company or any of its Subsidiaries (the “Leased Real Property”). Each lease, sublease, rental or occupancy agreement, license, or other Contract that, in each case, provides for the ownership of, leasing of, title to, use of, or any leasehold or other interest in any Leased Real Property (the “Leases”) is binding on the Company or its Subsidiaries, as the case may be, and, to the knowledge of the Company, each other party thereto, in accordance with its terms and is in full force and effect, and each of the Company and each of its Subsidiaries (to the extent they are party thereto or bound thereby) and, to the Company’s knowledge, each other party thereto has performed in all material respects all obligations required to be performed by it under each such Lease. Each of the Company and each of its Subsidiaries is not (with or without notice, lapse of time or both) in breach or default in any material respect thereunder and, to the knowledge of the Company, no other party to any such Lease is (with or without notice, lapse of time or both) in breach or default in any material respect thereunder, and neither the Company nor any of its Subsidiaries has received notice from the other party to any such Lease of any intention to cancel, terminate, materially change the scope of rights and obligations under or not to renew such Lease.

(d) As used herein, the term “Permitted Lien” means (a) encumbrances for current Taxes or other governmental charges not yet due and payable; (b) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business consistent with past practice relating to obligations as to which there is no default on the part of Company or any of its Subsidiaries, or the validity or amount of which is being contested in good faith by appropriate proceedings and are reflected on or specifically reserved against or otherwise disclosed in the consolidated balance sheets included in the Company Reports; and (c) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted.

5.15. Takeover Statutes. Assuming the accuracy of the representations and warranties in Section 6.4, the board of directors of the Company has taken all actions necessary to render inapplicable to this Agreement, the Merger and the other Transactions all applicable state anti-takeover statutes or regulations and all takeover-related provisions set forth in the articles of incorporation or bylaws of the Company, including the restrictions on “business combinations” (as defined in Section 23-1-43-5 of the IBCL) set forth in Section 23-1-43-18 of the IBCL, in each case, to the extent, if any, such restrictions would otherwise be applicable to this Agreement, the Merger and the other Transactions. Subject to the foregoing, to the knowledge of the Company, no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (collectively, “Takeover Laws”) apply or purport to apply to this Agreement or the Transactions.

5.16. Environmental Matters. Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect: (i) the Company and its Subsidiaries are and since the 2011 Distribution Date have been in compliance with all applicable Environmental Laws which compliance includes the possession of and compliance with Licenses required pursuant to any Environmental Law; (ii) there have been no Releases of Hazardous Materials on, under, from or affecting any properties or facilities currently or, to the knowledge of the Company formerly, owned, leased or operated by the Company or any of its Subsidiaries or, to the knowledge of the Company any predecessor of any of them, under circumstances that would reasonably be expected to result in any claims or liabilities relating to applicable Environmental Laws against the Company or any of its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any other Person whose conduct would result in liability to the Company or any of its Subsidiaries, has Released, placed or disposed of any Hazardous Materials at any other location under circumstances that would reasonably be expected to result in any claims or liabilities relating to applicable Environmental Laws against the Company or any of its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company any predecessor of any of them, is subject to any Order of or with any Governmental Entity, or any indemnity or other contract obligation with any other Person, relating to obligations or liabilities under Environmental Laws; (v) neither the Company nor any of its Subsidiaries has received any unresolved written claim, notice or complaint, or is subject to any proceeding relating to or alleging noncompliance with or liability under Environmental Laws, and no such matter is threatened to the knowledge of the Company; and (vi) to the knowledge of the Company, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, liability, investigation, or cost pursuant to any Environmental Law with respect to the Company or any of its Subsidiaries.

(a) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Environmental Laws” means any federal, state, local or foreign statute, Law or Order relating to: (A) the protection, investigation or restoration of the environment, or natural resources, (B) the handling, use, disposal, release or threatened release of any Hazardous Materials or (C) Release of Hazardous Materials to indoor air, employee exposure to Hazardous Materials, wetlands, pollution, contamination or any injury or threat of injury to persons or property arising from any Hazardous Material.

(ii) “Hazardous Materials” means (A) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, polychlorinated biphenyls, and radioactive substances and (B) any other chemical, material, substance, waste, pollutant or contaminant that is prohibited or regulated by or pursuant to, any Environmental Law.

(iii) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing, or arranging for disposal, into the environment.

5.17. Taxes. Except as set forth on Section 5.17 of the Company Disclosure Letter:

(a) All income, franchise and other material Tax Returns required to be filed by the Company or any of its Subsidiaries have been duly and timely filed (after giving effect to any valid extensions of time in which to make such filings); all such Tax Returns are complete and accurate in all material respects and all income, franchise and other material amounts of Tax due and owing by the Company or any of its Subsidiaries (whether or not shown on any such Tax Returns) have been duly and timely paid (after giving effect to any valid extensions of time in which to make such filings or payments).

(b) The Company and each of its Subsidiaries have withheld and timely paid to the appropriate taxing authorities all material Taxes required to be withheld in compliance with all Tax withholding provisions.

(c) No issues that have been raised by the relevant taxing authority in writing in connection with any examination of the Tax Returns referred to in Section 5.17(a) are currently pending, no such Tax Return is currently being examined by any taxing authority nor has the Company or any of its Subsidiaries received any written notice from a taxing authority that it intends to conduct an examination and all material deficiencies asserted or assessments made, if any, as a result of any such examinations have been paid in full, settled or withdrawn.

(d) Other than the Tax Matters Agreements, neither the Company nor any of its Subsidiaries is a party to any Contract providing for the allocation or sharing of Taxes with a Person other than the Company or its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries owes any material amount (or is reasonably expected to owe any material amount) to any Person other than to the Company or its Subsidiaries under the Tax Matters Agreements.

(f) (i) No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, and (ii) the Company is not, and during the past five years has never been, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(g) Neither the Company nor any of its Subsidiaries (i) has engaged in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b), (ii) has ever been a member of any consolidated, combined, unitary or similar Tax group other than a group of which the Company is the common parent (other than with respect to the consolidated group of the Distributing Entity), (iii) has transferee or successor liability for the unpaid Taxes of any other Person (other than as a result of the operation of Treasury Regulations Section 1.1502-6 with respect to the Distributing Entity), (iv) has granted any extension for the assessment or collection of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice), which Taxes have not since been paid, (v) is subject to any private letter ruling of the IRS or comparable material rulings of other taxing authorities (other than the 2011 Distribution Letter Ruling), (vi) has, or has ever had (during any taxable period remaining open for the assessment of Tax by the applicable taxing authority under its statute of limitations), a permanent establishment in any country other than the country of its organization; or (vii) has granted to any Person (other than the Company or any of its Subsidiaries) any power of attorney that is currently in force with respect to any Tax matter.

(h) None of the Company, any of its Subsidiaries or any Person acting on their behalf has (i) agreed to or is required to make any material adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign Law by reason of a change in accounting method, has any knowledge that any taxing authority has proposed any such adjustment, or has any application pending with any taxing authority requesting permission for any material changes in accounting methods that relate to its business or operations or (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign Law.

(i) Except as set forth in Section 5.2(a), no Shares are held by the Company or any of its Subsidiaries.

(j) To the knowledge of the Company:

(i) each of the 2011 Distributions, taking into account any transactions related to each of the 2011 Distributions, as applicable, qualified as transactions under Section 368(a)(1)(D) of the Code and Section 355 of the Code, and the stock or securities distributed in each 2011 Distribution constituted “qualified property” for purposes of Section 361(c)(2) of the Code;

(ii) the 2011 Distribution Opinion is in effect and has not been withdrawn or otherwise materially modified;

(iii) the 2011 Distribution Letter Ruling is in effect and has not been revoked, withdrawn or otherwise materially modified by the IRS; and

(iv) (A) none of the facts or representations in the 2011 Distribution Opinion, the 2011 Distribution Representation Letters or the 2011 Distribution Letter Ruling were, when made or as of the 2011 Distribution Date, untrue or incorrect in any material respect, and (B) there are no facts, circumstances or transactions arising after the 2011 Distribution Date that would make any of such facts or representations, when made, as of the 2011 Distribution Date or to the extent relevant, thereafter, untrue or incorrect in any material respect.

(k) Each of the 2014 Distributions, taking into account any transactions related to each of the 2014 Distributions, as applicable, qualified as transactions under Section 368(a)(1)(D) of the Code and Section 355 of the Code, and the stock or securities distributed in each 2014 Distribution constituted “qualified property” for purposes of Section 361(c)(2) of the Code.

(l) The 2014 Distribution Opinion is in effect and has not been withdrawn or otherwise materially modified.

(m) None of the facts or representations in the 2014 Distribution Opinion or the 2014 Distribution Representation Letters were, when made or as of the 2014 Distribution Date, untrue or incorrect in any material respect. To the knowledge of the Company, there are no facts, circumstances or transactions arising after the 2014 Distribution Date that would make any of such facts or representations, when made, as of the 2014 Distribution Date or to the extent relevant, thereafter, untrue or incorrect in any material respect.

(n) Since the 2011 Distribution Date and the 2014 Distribution Date, as applicable, none of the Company, any Subsidiary of the Company or, to the knowledge of the Company, the Distributing Entity, Xylem Inc., the Spun Entity or any Affiliates of the Distributing Entity, Xylem Inc. or the Spun Entity, has taken any action that would (or failed to take any action the omission of which would) reasonably be expected (i) to cause any of the Applicable Distributions (taking into account any transactions related to each of the Applicable Distributions, as applicable) not to qualify as transactions under Section 368(a)(1)(D) of the Code and Section 355 of the Code or (ii) to cause any stock or securities distributed any Applicable Distribution not to be treated as “qualified property” for purposes of Section 361(c)(2) of the Code. Neither the Company nor any of its Subsidiaries has knowledge of any facts, circumstances or transactions, that would reasonably be expected (i) to cause any of the Applicable Distributions (together with the relevant transactions applicable to each of the Applicable Distributions) not to qualify as transactions under Section 368(a)(1)(D) of the Code and Section 355 of the Code or (ii) to cause any stock or securities distributed in each Applicable Distribution not to be treated as “qualified property” for purposes of Section 361(c)(2) of the Code.

(o) Other than the Applicable Distributions, none of the Company or any of its Subsidiaries has been the “distributing corporation” or “controlled corporation” (as such terms are defined in Section 355 of the Code) with respect to a distribution of stock described in or intended to qualify for tax-free treatment (in whole or in part) under Section 355(a) of the Code or Section 361 of the Code (i) within the two-year period ending as of the date of this Agreement, or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(p) None of the Company or any of its Subsidiaries has filed an election under Section 338(h)(10) of the Code or under any similar provision of state, local or foreign Law with respect to any of the Applicable Distributions.

(q) For the purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “2011 Distributions” has the meaning ascribed to the term “Distributions” under Sections 1.1(27)(a) and (b) of the 2011 Distribution Tax Matters Agreement;

(ii) “2011 Distribution Letter Ruling” means the letter ruling issued by the IRS to the Distributing Entity in connection with the 2011 Distributions;

(iii) “2011 Distribution Opinion” means the unqualified “will” opinion delivered by Simpson Thacher & Bartlett LLP in connection with the 2011 Distributions, to the effect that the 2011 Distributions will satisfy the device requirement under Section 355(a)(1)(B) of the Code and the business purpose requirement under Treasury Regulations Section 1.355-2(b);

(iv) “2011 Distribution Representation Letters” means the representation letters delivered to Simpson Thacher & Bartlett LLP in connection with the 2011 Distribution Opinion;

(v) “2014 Distribution Date” means September 27, 2014, the date on which the then-outstanding common stock of the Spun Entity was distributed by the Company to its shareholders;

(vi) “2014 Distributions” has the meaning ascribed to the term “Distributions” under Section 1.1 of the 2014 Distribution Tax Matters Agreement (the 2014 Distributions, collectively with the 2011 Distributions, the “Applicable Distributions”);

(vii) “2014 Distribution Opinion” means the unqualified “will” opinion delivered by Simpson Thacher & Bartlett LLP to the Company in connection with the 2014 Distributions, upon which the Company may rely to confirm that the 2014 Distributions will not result in 2014 Distribution Taxes, except with regard to whether any subsequent transaction could result in any of the 2014 Distributions being taxable under Section 355(e) of the Code or otherwise;

(viii) “2014 Distribution Representation Letters” means the representation letters delivered to Simpson Thacher & Bartlett LLP in connection with the 2014 Distribution Opinion;

(ix) “2014 Distribution Taxes” has the meaning ascribed to the term “Separation Taxes” under Section 2.1(b) of the 2014 Distribution Tax Matters Agreement.

(x) “Protective 2014 Distribution Election” means any election under Section 336(e) of the Code (or any similar election under any similar provision of state, local or foreign Law) referenced in Section 4.5 of the 2014 Distribution Tax Matters Agreement.

(xi) “Tax” (including, with correlative meaning, the term “Taxes”) means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, escheat, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions;

(xii) “Tax Matters Agreements” means (A) the Tax Matters Agreement by and among ITT Corporation (the “Distributing Entity”), Xylem Inc. and the Company, dated as of October 25, 2011 (the “2011 Distribution Tax Matters Agreement”) and (B) the Tax Matters Agreement by and among the Company and Vectrus, Inc. (the “Spun Entity”), dated as of September 25, 2014 (the “2014 Distribution Tax Matters Agreement”); and

(xiii) “Tax Return” means all returns and reports and amendments thereto (including elections, declarations, disclosures, schedules, claims for refund, estimates and information returns) required to be supplied to a taxing authority relating to Taxes.

5.18. Labor Matters.

(a) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other material Contract with a labor union, works council, labor organization or similar organization. To the knowledge of the Company, there are no organizational efforts by any individual or group of individuals, including representatives of any labor organizations or labor unions, with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries, nor has there been any demand for recognition from such group since January 1, 2012. Neither the Company nor any of its Subsidiaries is the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union or labor organization. There is not pending or, to the knowledge of the Company, threatened, nor has there been since January 1, 2012, any labor strike, walk-out, work stoppage, slow-down, lockout, or other material labor dispute, or arbitration or grievance involving the Company or any of its Subsidiaries. The consummation of the Transactions shall not require the consent of, or advance notification to, any works councils, unions or similar labor organizations with respect to employees of the Company or any of its Subsidiaries.

(b) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in any material liability, the Company and each of its Subsidiaries is in substantial compliance with all applicable Laws respecting labor, employment, discrimination in employment, fair employment practices (including equal employment opportunity laws), terms and conditions of employment, classification of employees, workers’ compensation, occupational safety and health, affirmative action, employee privacy, plant closings, and wages and hours.

(c) Except as has not resulted, and would not reasonably be expected to result, individually or in the aggregate, in any material liability, there are no complaints, charges or claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of its Subsidiaries, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of its Subsidiaries in connection with the employment relationship.

(d) Neither the Company nor any of its Subsidiaries has any direct or indirect material liability, whether actual or contingent, with respect to any misclassification of any person as an independent contractor rather than an employee, with respect to any misclassification of any employee as exempt versus non-exempt under the Fair Labor Standards Act and any state or local minimum wage and/or overtime Law, and neither the Company nor any of its Subsidiaries has any notice or knowledge of any pending or threatened material claim by any Person who is performing or has performed services for the Company or any of its Subsidiaries that he/she is or was misclassified for any purpose.

(e) As of the date of this Agreement, to the Company’s knowledge, no current executive at Grade 19 or above has given notice of termination of employment with the Company or any of its Subsidiaries. To the knowledge of the Company, no employee of the Company or any of its Subsidiaries is a party to or is bound by any noncompetition agreement with another party that may materially affect the business or operations of the Company and its Subsidiaries.

5.19. Intellectual Property.

(a) The Company Registered Intellectual Property is, to the knowledge of the Company, (i) subsisting, valid and enforceable, and (ii) not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or its Subsidiaries’ use of, or rights to, such Intellectual Property.

(b) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company or one of its Subsidiaries is the sole and exclusive owner of all Company Owned Intellectual Property, free and clear of any Liens. Since the 2011 Distribution Date, neither the Company nor any of its Subsidiaries has received any written notice of a claim challenging the validity, enforceability or ownership of any Company Owned Intellectual Property.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property used in or necessary for their respective businesses as presently conducted and as presently planned to be conducted as set forth in the written business plans of the Company and its Subsidiaries, all of which rights will survive unchanged after the consummation of the Merger and the other Transactions.

(d) To the knowledge of the Company, there has been no unauthorized use, unauthorized disclosure, infringement, misappropriation or other violation of any Company Owned Intellectual Property by any third party. Since January 1, 2013, neither the Company nor any of its Subsidiaries has brought any claim, action, suit or proceeding for infringement, misappropriation or other violation of any Intellectual Property.

(e) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the conduct of the Company’s and its Subsidiaries’ businesses and the development, manufacture, use, sale, commercialization or other exploitation of any product, service or other offering currently provided or under development by the Company or its Subsidiaries has not and does not materially infringe, misappropriate or otherwise violate any Intellectual Property of any third party. Since the 2011 Distribution Date, neither the Company nor any of its Subsidiaries has received any written notice (including invitations to take a license) from any Person alleging that either the Company or any of its Subsidiaries is materially infringing, misappropriating or otherwise violating the Intellectual Property of any third party.

(f) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, no currently used or distributed software (or products containing software) owned by or developed by or for the Company or any of its Subsidiaries is subject to any Open Source License or has been used or distributed in violation of any Open Source License.

(g) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all of their respective privacy policies and, in jurisdictions in which the Company or any of its Subsidiaries collects, stores, transfers or uses personal information, with all applicable Laws regarding privacy and personal information, including with respect to the collection, storage, transmission, processing, transfer (including cross-border transfers), disclosure and use of personally identifiable information, and (ii) the Company and its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of customer, employee and other personally-identifiable or other confidential or trade secret information, and no Person has gained unauthorized access to, or misused, any such information.

(h) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the IT Assets owned, used or held for use by the Company or any of its Subsidiaries (i) operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their businesses, and (ii) are sufficient for the current needs of the businesses of the Company and its Subsidiaries. The Company and its Subsidiaries have implemented commercially reasonable backup and disaster recovery technology. To the Company’s knowledge, no third party has gained unauthorized access to any IT Assets owned, used or held for use by the Company or any of its Subsidiaries. The Company and each of its Subsidiaries have taken commercially reasonable steps and implemented commercially reasonable safeguards to ensure that such IT Assets are secure from unauthorized access and free from any disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials.

(i) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, the consummation of the Transactions will not result in the loss or impairment of, or payment of any additional amounts with respect to, nor require the consent of any other Person in respect of, the Company’s and its Subsidiaries’ ownership of or rights to use or hold for use any material Intellectual Property owned, used, or held for use in the conduct of their business.

(j) For purposes of this Agreement, the following terms have the following meanings:

“Company Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company or any of its Subsidiaries and is material to the Company’s or any of its Subsidiaries’ businesses.

“Company Registered Intellectual Property” means any and all Company Owned Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Entity and is material to the Company’s or any of its Subsidiaries’ businesses.

“Intellectual Property” means all rights anywhere in the world in or to any or all of the following: (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions, discoveries, ideas and improvements, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewals, extensions, re-issues and re-examinations; (iii) trade secrets, know-how, data and databases; (iv) published and unpublished works of authorship, whether copyrightable or not (including software, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) all other intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment, and all associated documentation.

“Open Source License” means any license identified as an open source license by the Open Source Initiative (www.opensource.org).

5.20. Insurance. All material fire and casualty, general liability, business interruption, director and officer, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are with reputable insurance carriers, provide full and adequate coverage for all normal insurable risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in character and amount appropriate for the businesses of the Company and its Subsidiaries, except in each case for any such failures that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has not been notified of any intention to adversely modify or terminate any Insurance Policy. As of the date of this Agreement, the Company has made available to Parent and Merger Sub a listing of each material pending claim under any Insurance Policy, which listing identifies the relevant claim amount.

5.21. Universal Service Fund. To the Company’s knowledge, neither the Company nor any of its Subsidiaries has provided since January 1, 2013 or currently provides services subject to contributions to the Universal Service Fund established by the FCC, pursuant to the Communications Laws.

5.22. Information Supplied. None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in (i) the Registration Statement on Form S-4 of Parent (together with any amendments or supplements thereto, the “Form S-4”) to be filed with the SEC by Parent in connection with the issuance of the Parent Common Stock in or as a result of the Merger will, at the time the Form S-4 is filed with the SEC and at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information provided by or required to be provided by Parent, Merger Sub and/or by their auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Form S-4 or the Proxy Statement/Prospectus.

5.23. Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than J.P. Morgan Securities, LLC, the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or other financial advisor’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which J.P. Morgan Securities, LLC is entitled to any fees and expenses in connection with any of the Transactions.

5.24. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of Parent and Merger Sub by the Company, the Company has received and may continue to receive from Parent certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding Parent and its business and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that the Company will have no claim against Parent or any of its Subsidiaries, or any other Person with respect thereto; provided that the preceding shall have no effect on any claims by the Company against Parent in the event of fraud.

ARTICLE VI

Representations and Warranties of Parent and Merger Sub

Except as set forth in (x) the Parent Reports (as defined in Section 6.7(a)) filed with the SEC that are publicly available as of the date of this Agreement and were filed after December 31, 2013 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in the risk factors section or in the “Cautionary Statement Concerning Forward-Looking Statements” section of any Parent Reports, any other disclosure that constitutes risk factors or that is cautionary, predictive or forward-looking in nature and any amendment to any such Parent Report filed by or on behalf of Parent after the date hereof); or (y) the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the sections or subsections of this Agreement to which it corresponds in number and each other section or subsection of this Agreement only to the extent that the relevance of such item to such other section or other subsection is reasonably apparent on its face), Parent and Merger Sub each hereby represent and warrant to the Company that:

6.1. Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing (if and to the extent such term is so recognized in such jurisdiction) under the Laws of its respective jurisdiction of incorporation or organization and has all requisite corporate or similar power and authority; and each of Parent and Merger Sub possesses all governmental licenses, permits, authorizations and approvals, necessary to enable it to use its corporate or other name and to own, lease or otherwise hold, use and operate its properties, rights and other assets and necessary to carry on its business as currently conducted, except where the failure to be so organized, existing, in good standing, qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing (if and to the extent such term is so recognized in such jurisdiction) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets, properties or the conduct of its business makes such qualification, licensing or good standing necessary, other than where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company, prior to the date of this Agreement, true, correct and complete copies of the certificate of incorporation and by-laws of Parent and the articles of incorporation and by-laws of Merger Sub, each as amended to the date of this Agreement, and each as made available is in full force and effect and Parent and Merger Sub are each not in violation of any of their respective provisions.

(a) As used herein, the term “Parent Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that has a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of Parent and its Subsidiaries, as the case may be, taken as a whole; provided, however, that none of the following, or the direct results thereof, shall constitute a Parent Material Adverse Effect:

(i) changes in the economy or financial markets generally in the United States;

(ii) changes that are the result of factors generally affecting the industries in which Parent and its Subsidiaries operate;

(iii) changes in United States GAAP or in any Law of general applicability after the date of this Agreement;

(iv) a decline in the price, or a change in the trading volume, of the shares of Parent Common Stock; (provided, however, that the exception in this clause (iv) shall not apply to the underlying causes giving rise to or contributing to any such decline or change and shall not prevent any of such underlying causes from being taken into account in determining whether a Parent Material Adverse Effect has occurred or would be reasonably likely to occur unless otherwise excluded pursuant to any of the other clauses of this definition);

(v) the failure to meet internal or analysts’ expectations or projections for results of operations (provided, however, that the exception in this clause (v) shall not apply to the underlying causes giving rise to or contributing to any such failure and shall not prevent any of such underlying causes from being taken into account in determining whether a Parent Material Adverse Effect has occurred or would be reasonably likely to occur unless otherwise excluded pursuant to any of the other clauses of this definition);

(vi) acts of war, insurrection, sabotage or terrorism (or the escalation of the foregoing), or any weather-related or other force majeure event or natural disaster;

(vii) the execution, delivery, announcement or pendency of this Agreement or the consummation of the Transactions (including the impact thereof on the relationships, contractual or otherwise, of Parent or any of its Subsidiaries with employees, customers, suppliers or business partners) (provided that the exception in this clause (vii) shall not apply to any representations and warranties contained in this Article VI that address the consequences from the execution, delivery, announcement or pendency of this Agreement or the consummation of the Transactions); or

(viii) actions (or omissions) of Parent and its Subsidiaries taken as expressly required to comply with the terms of this Agreement (provided that the exception in this clause (viii) shall not apply to any obligation to operate in the ordinary course of business or any similar provisions in the Agreement);

provided further that, with respect to clauses (i), (ii), (iii) and (vi) above, such event, change, effect, development, state of facts, condition, circumstance or occurrence shall be taken into account to the extent it has a disproportionately adverse effect on Parent and its Subsidiaries, taken as a whole, compared to other companies operating in the industry in which Parent operates.

6.2. Capitalization of Parent. The authorized capital stock of Parent consists of 500,000,000 shares of Parent Common Stock, par value $1.00, of which 104,111,821 shares of Parent Common Stock were outstanding as of the close of business on February 3, 2015 and 1,000,000 shares of preferred stock, no par value, of Parent, no shares of which were outstanding as of the close of business on February 3, 2015. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than 14,731,876 shares of Parent Common Stock reserved for issuance under Parent’s employee or director benefit plans, Parent has no shares of Parent Common Stock reserved for issuance. Except as stated otherwise in this Section 6.2, there are no preemptive or other outstanding rights, options, warrants, conversion rights, “phantom” stock rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent to issue or sell any shares of capital stock or other securities of Parent or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations that give the holders thereof the right to vote (or are convertible into or exercisable or exchangeable for securities having the right to vote) with the stockholders of Parent on any matter. All shares of Parent Common Stock to be issued in the Merger will be, when issued in accordance with the terms hereof, duly authorized and validly issued, fully paid and nonassessable and free and clear of any Liens.

6.3. Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Transactions and the Financing.

6.4. Stock Ownership. Neither Parent nor any of its Subsidiaries owns or, prior to the Effective Time, will own, beneficially or of record, any Shares.

6.5. Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Transactions or the Financing. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Transactions and the Financing, subject only to the approval of this Agreement by Parent as the sole shareholder of Merger Sub (which approval has been given prior to or promptly following the execution and delivery of this Agreement, and delivered to the Company pursuant to Section 7.17). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of Parent and Merger Sub enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

6.6. Governmental Filings; No Violations; Certain Contracts.

(a) Other than (i) the filing by Parent of the Form S-4 of which the Proxy Statement/Prospectus is a part, (ii) (A) the filing of a Notification and Report Form by Parent pursuant to the HSR Act and the termination of the waiting period required thereunder, and (B) the receipt, termination or expiration, as applicable, of approvals or waiting periods required under all other applicable Antitrust Laws, (iii) the applicable requirements of the Securities Act, the Exchange Act and applicable state securities, takeover and “blue sky” Laws, (iv) any filings with the FCC as may be required pursuant to the Communications Laws, (v) the filing of the Articles of Merger with the Secretary of State of the State of Indiana and (vi) any notice pursuant to the rules and regulations of NYSE, there are no notices, reports, declarations, submissions or other filings required to be made by Parent or Merger Sub with, nor are any Consents required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions and the Financing, except where the failure to make or obtain any such Consents has not had and would not, individually or in the aggregate, reasonably be expected to (x) have a Parent Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions or the Financing.

(b) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Transactions and the Financing will not, constitute or result in (i) a breach or violation of, or a default under, or conflict with the certificate of incorporation or by-laws of Parent or the articles of incorporation or by-laws Merger Sub, (ii) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination), first refusal, modification, cancellation or acceleration of any obligation or to the loss of a benefit under, or default under, or the creation of a Lien on any of the assets of Parent pursuant to any Contracts to which Parent or any of its Subsidiaries is a party or to which any of their respective properties, rights or other assets are subject or, assuming (solely with respect to performance of this Agreement and consummation of the Transactions and the Financing) compliance with the matters referred to in Section 6.6(a), under any Law to which Parent is subject, or (iii) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (ii) or (iii) above, for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, has not had and would not reasonably be expected to (x) have a Parent Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Parent to consummate the Transactions and the Financing.

(c) As of the date hereof, Parent and its Subsidiaries are not creditors or claimants with respect to any debtors or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than ten percent (10%) of the gross assets of Parent and its Subsidiaries (excluding cash and cash equivalents).

6.7. Parent Reports; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports, schedules and other documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since January 1, 2012 (such filed or furnished forms, statements, reports and documents, including any amendments thereto, the “Parent Reports”). As of their respective dates of filing, or, in the case of Parent Reports that are registration statements filed pursuant to the requirements of the Securities Act prior to the date of this Agreement, their respective effective dates, or if amended or superseded prior to the date of this Agreement, then as of the date of such later filing, (A) each Parent Report complied in all material respects with the requirements of the Securities Act, the Exchange Act, or the applicable provisions of the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and (B) none of the Parent Reports filed prior to the date hereof contained any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent’s Subsidiaries is required to file periodic reports with the SEC pursuant to the Exchange Act. Parent has made available to Company all material written correspondence with the SEC since the 2011 Distribution Date, and all written correspondence with the SEC since January 1, 2014, and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Reports and, to the knowledge of Parent, as of the date of this Agreement, none of the Parent Reports is the subject of any ongoing review by the SEC.

(b) Parent is and has been at all times since the 2011 Distribution Date in compliance in all material respects with (A) the applicable listing and corporate governance rules and regulations of the NYSE and (B) the applicable provisions of the Sarbanes-Oxley Act.

(c) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent has disclosed, based on its most recent evaluation prior to the date of this Agreement, to Parent’s auditors and the audit committee of Parent’s board of directors (x) all significant deficiencies in the design or operation of its internal controls over financial reporting that would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information and has identified for Parent’s auditors and audit committee of the Parent’s board of directors any material weaknesses in internal control over financial reporting and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to Company (1) a summary of any such disclosure made by management to the Parent’s auditors and audit committee and (2) any material written communication made by management or Parent’s auditors to the audit committee since the 2011 Distribution Date required or contemplated by listing standards of NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since January 1, 2013, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by Parent. Parent has made available to Company a summary of all material complaints relating to other matters made through Parent’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law made since January 1, 2013.

(d) Neither Parent nor any of its Subsidiaries has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise, whether known or unknown) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Parent prepared in accordance with GAAP or the notes thereto, except liabilities (i) as reflected, reserved for or disclosed in the most recent audited balance sheet of the Parent included in the Parent’s most recent Form 10-K, as filed with the SEC prior to the date of this Agreement, (ii) as incurred in the ordinary course of business consistent with past practice since July 2, 2014, (iii) as incurred in connection with the Transactions or the Financing or (iv) that have not had and would not, individually or in the aggregate, reasonably be expected to (x) have a Parent Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Transactions or the Financing. Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s published financial statements or other Parent Reports.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of such companies for the periods set forth therein (subject, in the case of unaudited statements, to (1) notes consistent with past practice in kind and content and (2) normal year-end audit adjustments not material in amount or effect), and each of the foregoing financial statements (i) was prepared, or, in the case of Parent Reports filed or furnished after the date of this Agreement, will be prepared, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein and except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC and (ii) complies in all material respects with the published rules and regulations of the SEC with respect thereto.

6.8. Compliance with Laws.

(a) Since January 1, 2013, the businesses of each of Parent and its Subsidiaries have been and are being conducted in compliance in all material respects with applicable Laws. No material audit (other than (x) audits in the ordinary course of business consistent with past practice in respect of Government Contracts and (y) internal Company audits that, in the case of (x) and (y), individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect), to the knowledge of Parent, investigation (other than internal Parent investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect), or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(b) Parent and each of its Subsidiaries has obtained and is in compliance with all Licenses necessary for it to own, lease or operate its properties, rights and other assets and to conduct its business and operations as presently conducted in all material respects and all such Licenses are in full force and effect in all material respects. No material default under, or material violation of, any material License has occurred. To Parent’s knowledge there is not currently threatened any revocation, adverse modification or cancellation of any material License.

6.9. Material Contracts. Each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S K of the SEC) of Parent or any of its Subsidiaries (each, a “Parent Material Contract”) is valid and binding on Parent and any of its Subsidiaries that is a party thereto and, to the knowledge of Parent, each other party thereto and is in full force and effect, except where the failure to be valid, binding and in full force and effect, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. There is no default under any Parent Material Contract by Parent or any of its Subsidiaries or, to the knowledge of Parent, by any other party, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any of its Subsidiaries, or to the knowledge of Parent, by any other party, in each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

6.10. Litigation. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, audits (other than (x) audits in the ordinary course of business consistent with past practice in respect of Government Contracts and (y) internal Company audits that, in the case of (x) and (y), individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect), to the knowledge of Parent, investigations (other than internal Parent investigations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect) or other proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to (i) have a Parent Material Adverse Effect or (ii) as of the date of this Agreement, prevent, materially delay or materially impair the ability of Parent to consummate the Transactions and the Financing. Neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to (x) have a Parent Material Adverse Effect or (y) as of the date of this Agreement, prevent, materially delay or materially impair the ability of Parent to consummate the Transactions and the Financing.

6.11. Absence of Certain Changes. Between July 2, 2014 and the date of this Agreement, there has not been any event, change, effect, development, state of facts, condition, circumstance or occurrence (including any adverse change with respect to any event, change, effect, development, state of facts, condition, circumstance or occurrence existing on or prior to July 2, 2014) which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

6.12. Information Supplied. None of the information supplied or to be supplied in writing by Parent or Merger Sub for inclusion or incorporation by reference in (i) the Form S-4, including the Proxy Statement/Prospectus forming a part thereof, will, at the time the Form S-4 is filed with the SEC and at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading; and (ii) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus is first mailed to the shareholders of the Company and at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Merger Sub makes any representation or warranty with respect to any information provided by or required to be provided by the Company and/or by its auditors, legal counsel, financial advisors or other consultants or advisors specifically for use in the Form S-4 or the Proxy Statement/Prospectus.

6.13. Brokers and Finders. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or other financial advisor’s fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.

6.14. Financing. Parent has delivered to the Company (i) true, correct and complete copies of the executed bridge facility commitment letter (the “Bridge Commitment Letter”) and unsecured term loan facility commitment letter, each dated as of February 5, 2015 between Parent and Morgan Stanley Senior Funding, Inc. (together with all exhibits, annexes, schedules and attachments thereto, the “Financing Letters”), pursuant to which the counterparties thereto have committed, subject to the terms and conditions thereof, to lend to Parent, the amounts set forth therein (the “Financing”) and (ii) true and correct (subject to the redactions noted therein) copies of the executed fee letters each, dated as of February 5, 2015 between Parent and Morgan Stanley Senior Funding, Inc. (the “Fee Letters”) related to the Financing. As of the date hereof, neither the Financing Letters nor the Fee Letters have been amended or modified prior to the date hereof and, to the knowledge of Parent, the commitments contained in the Financing Letters have not been withdrawn, terminated or rescinded in any respect. If the conditions set forth in Section 8.2 have been satisfied or waived, at the Closing, the aggregate proceeds to be disbursed pursuant to the Financing, together with available cash, cash equivalents and marketable securities of Parent and Merger Sub, in the aggregate, will be sufficient to make the payment to the Exchange Agent of the aggregate Per Share Consideration, all other amounts required to be paid pursuant to Article IV and the other transactions contemplated by this Agreement. Except for the Fee Letters, as of the date hereof, there are (i) no side letters or other agreements or contracts related to the funding of the Financing other than as expressly set forth in the applicable Financing Letters or (ii) no arrangements related to the Financing that could adversely affect the availability of the Financing. Parent has fully paid any and all commitment fees or other fees required by such Financing Letters to be paid on or prior to the date hereof. As of the date hereof, the Financing Letters are in full force and effect and are the valid, binding and enforceable obligations of Parent and, to the knowledge of Parent, the other parties to the Financing Letters, in each case subject to the Bankruptcy and Equity Exception. There are no conditions precedent or other contingencies relating to the funding of the full amount of the Financing or any provisions that could reduce the aggregate amount of the Financing other than as set forth in the Financing Letters and the Fee Letters. Assuming the accuracy of the representations and warranties of the Company contained in Section 5.5(e) (Company Reports; Financial Statements; Undisclosed Liabilities), (i) no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent, or to the knowledge of Parent, any other party, under the Financing Letters and the Fee Letters and (ii) Parent reasonably believes that the conditions to the Financing contemplated in the Financing Letters and the Fee Letters to be satisfied by Parent or Merger Sub will be satisfied, at or prior to the time contemplated hereunder for the Closing; provided that no representation or warranty is being made as to whether any of the Company’s representations or warranties are true or correct or whether the Company has complied with its covenants contained in this Agreement.

6.15. Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any other Person with respect thereto; provided that the preceding shall have no effect on any claims by Parent and Merger Sub against the Company or any of its Subsidiaries in the event of fraud.

ARTICLE VII

Covenants

7.1. Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly required by this Agreement) and except as required by applicable Laws, the Company shall, and shall cause its Subsidiaries to, conduct the business of it and its Subsidiaries in all material respects in the ordinary course of business consistent with past practice and it shall, and shall cause each of its Subsidiaries to, use its respective reasonable best efforts to preserve their business organizations intact, maintain their Licenses and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date hereof until the Effective Time, except (A) as otherwise expressly required by this Agreement, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as required by applicable Laws or (D) as set forth in Section 7.1(a) of the Company Disclosure Letter, the Company shall not do any of the following and shall cause each of its Subsidiaries not to do any of the following:

(i) adopt or propose to its shareholders any change in its articles of incorporation or by-laws or other applicable governing instruments;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company or restructure, reorganize or completely or partially liquidate;

(iii) acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets outside of the ordinary course of business consistent with past practice from any other Person, other than (A) acquisitions pursuant to Contracts in effect as of the date hereof and set forth in Section 7.1(a)(iii) of the Company Disclosure Letter and (B) any such acquisition (x) that, individually or in the aggregate, would not reasonably be expected to prevent, delay, impede or otherwise adversely affect the consummation of the Transactions and (y) pursuant to which the total value or purchase price paid or payable by the Company and its Subsidiaries would not exceed $10,000,000 individually or in the aggregate;

(iv) issue, deliver, sell, pledge, dispose of, grant, transfer, or subject to any Lien or authorize the issuance, delivery, sale, pledge, disposition, grant, transfer or the subjection to any Lien any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, stock appreciation rights, warrants, restricted stock units, restricted stock, “phantom” stock, “phantom” stock rights, stock-based performance units or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, except for the issuance of Shares in respect of the exercise of Company Options or the vesting or settlement of Company RSUs or Company Restricted Stock, in each case, outstanding as of the date of this Agreement in accordance with their terms and the applicable Stock Plan as in effect on the date of this Agreement, or as may be granted in accordance with, or otherwise in compliance with, the terms of this Agreement;

(v) make any loans or advances to, or any capital contributions to or investments in, any Person, other than (A) solely between or among the Company and/or one or more direct or indirect wholly owned Subsidiaries of the Company in immaterial amounts or made in the ordinary course of business consistent with past practice or (B) advances in immaterial amounts made in the ordinary course of business consistent with past practice to employees of the Company and its Subsidiaries for reimbursement of routine travel or immaterial business expenses and in accordance with the terms of the applicable policy in effect on the date of this Agreement;

(vi) (A) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company, in each case in the ordinary course of business consistent with past practice), provided, that the Company may make, declare and pay one regular quarterly cash dividend in each quarter of the year ending December 31, 2015 in an amount per share not to exceed $0.1033 per quarter and with a record date consistent with the record date for each quarterly period of the year ended December 31, 2014, if the Company provides Parent with written notice of each record date it will select at least twenty (20) business days prior to the declaration date in respect of such applicable record date, (B) purchase, redeem or otherwise acquire any shares of capital stock or other securities, or subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or other securities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other securities, except for (i) any issuance or authorization or proposal to issue or authorize any securities of a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company in the ordinary course of business consistent with past practice, (ii) any split, combination or reclassification of capital stock of any wholly owned Subsidiary of the Company, or (iii) purchases, redemptions or other acquisitions of capital stock or other securities (x) in respect of the exercise of Company Options or for withholding of Shares to satisfy Tax withholding obligations in respect of the exercise, vesting or settlement of Company Options, Company RSUs and Company Restricted Stock, in each case, outstanding as of the date of this Agreement in accordance with their terms and the applicable Stock Plan as in effect on the date of this Agreement or (y) required by the terms of any plans, arrangements or Contracts existing on the date of this Agreement (or entered into after the date of this Agreement in accordance with this Section 7.1) between the Company or any of its Subsidiaries and any director or employee of the Company or any of its Subsidiaries (to the extent complete and accurate copies of such plans, arrangements or Contracts have been delivered to Parent prior to the date of this Agreement), or (C) enter into any agreement with respect to the voting of its capital stock;

(vii) incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become responsible for any indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, enter into any “keep well” or other Contract to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing, other than solely between or among the Company and/or one or more direct or indirect wholly owned Subsidiaries of the Company in immaterial amounts or in the ordinary course of business consistent with past practice; provided that the Company and its Subsidiaries may incur indebtedness for borrowed money, or issue or sell debt securities, in each case in the ordinary course of business consistent with past practice, in an amount up to $25,000,000 at any given time; provided further, that all such borrowings pursuant to the preceding proviso shall be repaid within 30 days of the borrowing date (on a rolling basis with respect to each portion of such borrowings);

(viii) except as set forth in the capital budgets set forth in Section 7.1(a)(viii) of the Company Disclosure Letter and consistent therewith, make or authorize any payment of, or accrual or commitment for, any capital expenditure in excess of $10,000,000 in the aggregate;

(ix) make any changes with respect to accounting policies or procedures (other than those required by changes in GAAP or applicable Law or, if applicable with respect to foreign Subsidiaries of the Company, the applicable foreign generally accepted accounting principles);

(x) settle or compromise, or offer or propose to settle or compromise, any threatened or pending actions, suits, claims, hearings, arbitrations, litigations, investigations or other proceedings before a Governmental Entity (each, a “Proceeding”) or other obligation or liability except in accordance with the parameters set forth on Section 7.1(a)(x) of the Company Disclosure Letter; provided that no such settlement or compromise, or offer in respect thereof, may involve any injunctive or other non-monetary relief which, in either case, imposes restrictions on the business operations of the Company and its Subsidiaries (or would impose restrictions on the business operations of the Parent and its Subsidiaries, including, for the avoidance of doubt, the Company and its Subsidiaries, after the Closing);

(xi) enter into any Contract that (A) would have been a Material Contract had it been entered into prior to the date of this Agreement (other than any Contract that would constitute a Material Contract solely pursuant to clauses (i), (iv) (only with respect to Material Contracts that are letters of credit or surety bonds in the ordinary course of business consistent with past practice, and as expressly permitted pursuant to Section 7.1(a)(vii)), (vii), subclause (C) of clause (viii) (with respect to wholly owned Subsidiaries only), clause (xii) (with respect to such Material Contracts for which the Company or its Subsidiaries are a beneficiary, to the extent otherwise compliant with Section 7.2) of Section 5.13(a) and teaming agreements entered into in the ordinary course of business consistent with past practice), in each case except, for the avoidance of doubt, Government Contracts and Direct Charge Contracts, or (B) contains a change of control or similar provision that would require a material payment to the other party or parties thereto in connection with the Transactions;

(xii) amend, modify or terminate any Material Contract (other than any Contract that would constitute a Material Contract solely pursuant to clauses (i), (iv) (only with respect to Material Contracts that are letters of credit or surety bonds in the ordinary course of business consistent with past practice, and as expressly permitted pursuant to Section 7.1(a)(vii)), (vii), subclause (C) of clause (viii) (with respect to wholly owned Subsidiaries only), clause (xii) (with respect to such Material Contracts for which the Company or its Subsidiaries are a beneficiary, to the extent otherwise compliant with Section 7.2) of Section 5.13(a) and teaming agreements entered into in the ordinary course of business consistent with past practice), or cancel, release, waive or modify any material debts or waive, release, cancel, transfer, assign or pledge any material claims or rights held by it thereunder, in each case except in the ordinary course of business consistent with past practice, and except for terminations caused by expirations of Material Contracts in accordance with their terms;

(xiii) except as required by Law, (A) make, change, or rescind any material Tax election, except for any Protective 2014 Distribution Election; (B) file any material amended Tax Return of the Company or any of its Subsidiaries; (C) adopt or change any material method or period of Tax accounting; (D) settle or compromise any material claim relating to Taxes; (E) voluntarily surrender any claim for a refund of material Taxes; (F) enter into any closing agreement relating to Taxes; (G) file any material Tax Return that is inconsistent with past practice; or (H) consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business consistent with past practice);

(xiv) take any action that would reasonably be expected (A) to cause any of the Applicable Distributions not to qualify as transactions under Section 368(a)(1)(D) of the Code or Section 355 of the Code or (B) to cause any stock or securities distributed in the Applicable Distributions not to be treated as “qualified property” for purposes of Section 361(c)(2) of the Code;

(xv) transfer, sell, lease, assign, license, mortgage, subject to Liens, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any or any part of its assets (including material Intellectual Property), licenses, operations, rights, product lines, businesses or interests therein, in each case except (x) in the ordinary course of business consistent with past practice and (y) for transactions involving a de minimis amount of assets in the aggregate;

(xvi) except to the extent required pursuant to the terms of any Benefit Plan or Material Contract (or any “rabbi trusts” relating to any such Benefit Plans) in effect as of the date of this Agreement, or as otherwise required by applicable Law, (A) grant or provide any severance, termination, change in control or retention payments or benefits to any present or former director, officer, or employee of the Company or any of its Subsidiaries, (B) increase in any manner the compensation, bonus or pension, welfare, severance, termination pay, change in control, retention or other benefits to any current or former director, officer, or employee of the Company or any of its Subsidiaries, except for any increase to employees below Band A or Band B that are not material individually or in the aggregate, (C) pay any bonus to any current or former director, officer, or employee of the Company or any of its Subsidiaries, (D) grant any equity, equity-based or long-term incentive awards under any Benefit Plan or any arrangement that would have been a Benefit Plan had it been in effect as of the date of this Agreement, (E) become a party to, establish, adopt, commence participation in, amend or terminate any material compensation, employment, equity compensation, severance, termination, change in control, pension, retirement, profit-sharing, deferred compensation, incentive, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former directors, officers, or employees of the Company or its Subsidiaries (or newly hired employees), other than amendments that are necessary to avoid adverse tax consequences that do not increase materially costs to the Company, (F) amend or modify the terms of any outstanding equity-based or long-term incentive awards, (G) take any action to amend, waive or accelerate the vesting or payment of compensation or benefits under any Benefit Plan or award made thereunder, in each case to the extent such actions are material individually or in the aggregate, (H) take any action to accelerate the payment, or, in the case of severance or similar benefits or deferred compensation not provided under a plan that is qualified under Section 401(a) of the Code, to fund or in any other way secure the payment of such severance or similar benefits or deferred compensation under any Benefit Plan, (I) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (J) change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (K) terminate without cause the employment of any executive officer of the Company, (L) forgive any loans or issue any loans (other than routine travel or business expense advances issued in the ordinary course of business consistent with past practice) to any current or former directors, officers, or employees of the Company or any of its Subsidiaries, (M) (i) hire any employee at Grade 19 or above or engage any consultant who is a natural person with aggregate annual consulting fees in excess of $150,000 or (ii) promote any executive at Grade 19 or above to a more senior position or promote any executive below Grade 19 to Grade 19 or above, (N) except for (i) communications consistent with this Agreement or (ii) as required by Law (including, without limitation, in conjunction with any effects bargaining), make any broad based written or oral communications to directors, officers or employees of the Company and its Subsidiaries pertaining to compensation or benefit matters that may be affected by the Merger and the other Transactions and that would reasonably be expected to have the effect of increasing costs of Parent or the Surviving Corporation (other than on a de minimis basis) after the Effective Time, or that reasonably could be interpreted as an agreement, authorization or commitment regarding compensation or benefit matters after the Effective Time, unless (and in the case of extenuating circumstances, to the extent time permits), the Company has made reasonable efforts to provide Parent with prior notice and the opportunity to review and comment upon any such communication, and the Company shall have considered in good faith all such comments provided by Parent that are timely received by the Company or (O) with respect to any independent contractor who is a natural person, (i) materially increase any fees or compensation payable or (ii) adopt (other than with respect to independent contractors engaged without Parent’s approval pursuant to clause (M)(i) above) or materially amend any consulting or similar agreement;

(xvii) implement or announce any plant closing, material reduction in labor force or other layoffs of employees that would be expected to incur liability under the Worker Adjustment and Retraining Notification Act of 1988, as amended (or any similar state, local or foreign Law) with respect to the Company or any of its Subsidiaries;

(xviii) enter into, amend, extend or renew any Lease, other than any Lease that will expire or that may be cancelled or terminated by Parent or the Surviving Corporation without penalty or termination payment within sixty (60) days or less of the Closing Date;

(xix) enter into any joint venture, partnership or other similar arrangement with any Person, excluding in each case any teaming agreement in the ordinary course of business consistent with past practice;

(xx) enter into any Contract or transaction between the Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries, (ii) Affiliate or family member of any such officer or director or (iii) record or beneficial owner of five percent (5%) or more of the voting securities of the Company or any Affiliate or family member of such record or beneficial owner, on the other hand, in each case of a type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act; or

(xxi) agree, authorize or commit to do any of the foregoing.

(b) From the date hereof until the Effective Time, except (i) as otherwise expressly required by this Agreement, (ii) as the Company may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (iii) as may be required by applicable Law or (iv) as set forth in Section 7.1(b) of the Parent Disclosure Letter, Parent shall not, and shall cause its Subsidiaries not to, (A) amend or propose to Parent’s stockholders any amendment to Parent’s certificate of incorporation or by-laws in any manner that would prevent, materially delay or materially impair the ability of Parent to consummate the Transactions or the Financing or otherwise be adverse to the Company; (B) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock, other than regular quarterly cash dividends on the Parent Common Stock in accordance with Section 7.1(b)(iv)(B) of the Parent Disclosure Letter), subdivide, reclassify, recapitalize, split, combine or exchange or enter into any similar transaction with respect to any of its capital stock or other securities, or, to the extent such action would reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transaction, purchase, redeem or otherwise acquire any share of its capital stock or other securities; (C) in each case except as would not reasonably be expected to prevent, materially delay or materially impair the ability of Parent to consummate the Transactions or the Financing, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets outside of the ordinary course of business consistent with past practice from any other Person, other than (X) acquisitions pursuant to Contracts in effect as of the date hereof and set forth in Section 7.1(b)(E) of the Company Disclosure Letter and (Y) any such acquisition (1) that, individually or in the aggregate, would not reasonably be expected to prevent, delay, impede or otherwise adversely affect the consummation of the Transactions and the Financing and (2) pursuant to which the total value or purchase price paid or payable by Parent and its Subsidiaries would not exceed $100,000,000 individually or in the aggregate; or (D) agree, authorize or commit to do any of the foregoing.

(c) Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

7.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. (i) The Company agrees that, except as expressly permitted by this Section 7.2, neither it nor any of its Subsidiaries nor any of its or their respective officers, directors and employees shall, and that it shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ respective investment bankers, attorneys, accountants and other advisors and representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors and representatives, collectively, “Representatives”) not to, directly or indirectly:

(A) initiate, solicit, knowingly assist or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal, including by way of furnishing any non-public information or data concerning the Company or its Subsidiaries or any assets owned (in whole or part) by the Company or its Subsidiaries to any Person in furtherance of an Acquisition Proposal or if it would reasonably be expected to lead to an Acquisition Proposal;

(B) enter into any letter of intent, memorandum of understanding, acquisition agreement, merger agreement, joint venture agreement, partnership agreement or other similar agreement (other than a confidentiality agreement referred to in Section 7.2(a)(ii) entered into in compliance with Section 7.2(a)(ii)) (an “Alternative Acquisition Agreement”) relating to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal;

(C) grant any waiver, amendment or release under any standstill or confidentiality agreement concerning an Acquisition Proposal; provided, that notwithstanding the foregoing, the Company shall be permitted to fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person entered into after the date of this Agreement if the board of directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action is necessary in order for the directors to comply with their fiduciary duties under applicable Law; or

(D) engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal.

(ii) Notwithstanding anything in the foregoing to the contrary, following the receipt of an Acquisition Proposal that was made after the date hereof in circumstances not otherwise involving a breach of this Agreement and prior to the time, but not after, the Requisite Company Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person that has made an unsolicited bona fide written Acquisition Proposal if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (provided that any such confidentiality agreement shall expressly permit the Company to provide copies of forms of agreements in respect of such Acquisition Proposal to Parent and its Representatives as contemplated in Section 7.2(e)) and promptly discloses (and, if applicable, promptly provides copies of) any such information to Parent to the extent not previously provided to Parent; (B) engage or participate in any discussions or negotiations with any Person that has made such an unsolicited bona fide written Acquisition Proposal; and (C) after having complied with Section 7.2(e), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable Law, (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and after consultation with its outside legal counsel and with its financial advisor that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal, and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its outside legal counsel and with its financial advisor) that such Acquisition Proposal is a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means any proposal, offer or indication of interest from any Person (other than Parent or its Affiliates) relating to any (i) direct or indirect acquisition, purchase, lease, license, outsourcing, exchange, transfer or other disposition, which if consummated would result in any Person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 15% or more of the net revenues, net income or the assets of the Company and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 15% or more of any class of equity securities of the Company or any of its material Subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any Person beneficially owning 15% or more of the voting power or economic interest in any class of equity securities of the Company or any of its material Subsidiaries, or (iv) merger, consolidation, business combination, asset purchase, recapitalization or similar transaction involving the Company, or any of its material Subsidiaries, other than the Transactions, that if consummated would result in any Person beneficially owning 15% or more of any class of equity securities of the Company or any of its Subsidiaries.

“Intervening Event” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that was not known to, or reasonably foreseeable by, the board of directors of the Company on the date of this Agreement, and that becomes known to the board of directors of the Company before the Requisite Company Vote; provided, that in no event will the receipt, existence of, or terms of any Acquisition Proposal, or any inquiry relating thereto or any consequence thereof, constitute an Intervening Event.

“Superior Proposal” means a written, unsolicited, fully financed and bona fide Acquisition Proposal that would result in any Person (other than Parent or its Affiliates) becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the assets (on a consolidated basis) or more than fifty percent (50%) of the total voting power of the equity securities of the Company that the board of directors of the Company has determined in its good faith judgment, after consultation with its outside legal counsel and with its financial advisor, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions after taking into account all relevant factors, including all terms and conditions of such offer and this Agreement (including any revisions to the terms of the Transactions contemplated by Section 7.2(e) and the time likely to be required to consummate such Acquisition Proposal).

(c) No Change of Recommendation. Except as set forth in Section 7.2(d) and Section 7.2(f), the board of directors of the Company and each committee of the board of directors shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or announce any intention to or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation;

(ii) fail to publicly affirm upon Parent’s request as promptly as practicable (but in any event within five (5) business days after Parent’s request) after a public announcement of an Acquisition Proposal (or if the Termination Date or scheduled date of the Shareholders Meeting is less than five (5) business days from the receipt of such request from Parent as promptly as practicable following such request) (other than in the case of an Acquisition Proposal in the form of a tender offer or exchange offer) the Company Recommendation (provided that Parent may make such request only once in any seven (7)-day period);

(iii) (A) fail to recommend unequivocally against acceptance of any tender offer or exchange that is publicly disclosed (other than by Parent or an Affiliate of Parent) prior to the earlier of (x) the day prior to the date of the Shareholders Meeting and (y) the eleventh (11th) business day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act or (B) recommend that the shareholders of the Company tender their Shares in such tender offer or exchange offer; or

(iv) fail to include the Company Recommendation in the Proxy Statement/Prospectus distributed to the Company’s shareholders in connection with the Shareholders Meeting;

(v) make any other public statement in connection with the Shareholder Meeting that is inconsistent with the Company Recommendation; or

(vi) approve, adopt, recommend, or resolve or publicly propose to approve, adopt or recommend, any Acquisition Proposal (any action described in Sections 7.2(c)(i) through 7.2(c)(vi) being referred to as a “Change of Recommendation”).

(d) Notwithstanding anything to the contrary set forth in this Agreement but subject to Section 7.2(e), prior to the time, but not after, the Requisite Company Vote is obtained, if an Acquisition Proposal has been made after the date hereof, the board of directors of the Company may make a Change of Recommendation in response to such Acquisition Proposal or terminate this Agreement pursuant to Section 9.3(b) if, and only if, (i) such Acquisition Proposal did not result from a breach of this Section 7.2; and (ii) the board of directors of the Company determines in good faith after consultation with its outside legal counsel and with its financial advisor that (A) such Acquisition Proposal constitutes a Superior Proposal, and (B) in light of such Acquisition Proposal, failure to make a Change of Recommendation or to terminate this Agreement pursuant to Section 9.3(b) would be inconsistent with the directors’ fiduciary obligations under applicable Law.

(e) Prior to making any Change of Recommendation in connection with an Acquisition Proposal and prior to terminating this Agreement pursuant to Section 9.3(b) (to the extent permitted under Section 7.2(d)): the Company shall deliver to Parent a written notice (a “Superior Proposal Notice”) stating that the board of directors of the Company intends to take such action pursuant to Section 7.2(d) and, if applicable, intends to cause the Company to enter into the Alternative Acquisition Agreement, a copy of the proposed form of which shall be delivered with such notice, together with copies of any related documents. During the four (4) business day period commencing on the date of Parent’s receipt of such Superior Proposal Notice (the “Negotiation Period”), the Company shall have made its Representatives reasonably available for the purpose of engaging in negotiations with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to be a Superior Proposal. Any written proposal made by Parent to amend this Agreement during the Negotiation Period shall be considered by the board of directors of the Company in good faith. Each time the financial or other material terms of such Acquisition Proposal are amended, the Company shall be required to deliver to Parent a new Superior Proposal Notice (including as attachments thereto a copy of the new Alternative Acquisition Agreement relating to such amended Acquisition Proposal and copies of any related documents), and the Negotiation Period shall be extended by an additional two (2) business days from the date of Parent’s receipt of such new Superior Proposal Notice.

(f) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Requisite Company Vote is obtained, the board of directors of the Company may make a Change of Recommendation in response to an Intervening Event if, and only if, the board of directors of the Company determines in good faith after consultation with its outside legal counsel and with its financial advisor that a failure to make a Change of Recommendation in response to such Intervening Event would be inconsistent with the directors’ fiduciary obligations under applicable Law; provided, however, that the Company shall deliver to Parent a written notice stating that the board of directors of the Company intends to take such action pursuant to this Section 7.2(f) no less than four (4) business days prior to making such Change of Recommendation.

(g) Notwithstanding anything to the contrary set forth this Agreement, unless this Agreement is terminated pursuant to, and in accordance with, Article IX, (i) the obligation of the Company to establish a record date for, duly call, give notice of, convene and hold the Shareholders Meeting and to hold a vote of the Company’s shareholders on the approval of this Agreement at the Shareholders Meeting pursuant to Section 7.3 shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal (whether or not a Superior Proposal) or by a Change of Recommendation, and (ii) in any case in which the Company makes a Change of Recommendation pursuant to this Section 7.2, the Company shall nevertheless submit this Agreement to a vote of its shareholders at the Shareholders Meeting for the purpose of the approval of this Agreement.

(h) Nothing contained in this Section 7.2 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good faith judgment of the board of directors of the Company (after consultation with outside counsel), failure to make such disclosure would reasonably be expected to violate U.S. federal or state securities Law or its fiduciary obligations under Indiana Law; provided that (x) if such disclosure does not reaffirm the Company Recommendation, such disclosure shall be deemed to be a Change of Recommendation and (y) the board of directors of the Company may not effect a Change of Recommendation unless permitted to do so by this Section 7.2; provided, further, that notwithstanding anything herein to the contrary, any “stop, look and listen” disclosure in and of itself shall not be considered a Change of Recommendation.

(i) Existing Discussions. The Company shall, and shall cause its Subsidiaries and their respective directors, officers and other Representatives to, immediately cease any discussions or negotiations with, or any solicitation or intentional assistance or encouragement of, any Person, in each case that may be ongoing with respect to any Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal. The Company shall take the necessary steps to promptly inform the individuals or entities referred to in the preceding sentence of the obligations in this Section 7.2. The Company also agrees that it will promptly request each Person that has executed a confidentiality agreement prior to the date hereof in connection with its consideration of acquiring the Company or any of its Subsidiaries to return or destroy (as provided in the terms of such confidentiality agreement) all confidential information furnished to such Person prior to the date hereof by or on behalf of it or any of its Subsidiaries. The Company and its Subsidiaries shall use reasonable best efforts to enforce any confidentiality agreements entered into with any Person in connection with any Acquisition Proposal if requested to do so by Parent, subject to Section 7.2(a)(i)(C).

(j) Notice. Without limiting anything in this Section 7.2, the Company shall promptly (and, in any event, within 48 hours) notify Parent orally and in writing if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, the Company, its Subsidiaries or any of their respective Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall (x) keep Parent reasonably informed, on a current basis, of the status and terms of any such proposals or offers (including any material amendments thereto) and the status of any such discussions or negotiations and (y) provide to Parent as soon as practicable after receipt or delivery thereof copies of all correspondence and other written material sent or provided to the Company or any of its Subsidiaries from any Person that describes any of the financial or other material terms or conditions of any Acquisition Proposal.

(k) The violation of any of the provisions of this Section 7.2 by any of the Company’s Subsidiaries or any of its or such Subsidiaries’ respective Representatives shall constitute a breach of this Agreement by the Company.

7.3. Shareholders Meeting. The Company will take, in accordance with applicable Law and its articles of incorporation and by-laws, all action necessary to establish a record date for, duly call and give notice of a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable after the Form S-4 is declared effective (and in no event more than 45 calendar days after the Form S-4 becomes effective), and as promptly as practicable convene and hold the Shareholders Meeting, to consider and vote upon the approval of this Agreement (and if such meeting is an annual meeting of the Company and not a special meeting, such other customary matters as may be appropriate for an annual meeting of shareholders of the Company), cause such vote to be taken and completed as soon as practicable and shall not postpone or adjourn such meeting except to the extent required by Law or with the prior written consent of Parent. Subject to Section 7.2(d), Section 7.2(e) and Section 7.2(f) hereof, the board of directors of the Company shall recommend such approval, include the Company Recommendation in the Proxy Statement/Prospectus, shall use its reasonable best efforts to obtain and solicit such approval of this Agreement. Notwithstanding the foregoing, if on a date within two (2) business days of the date the Shareholders Meeting is scheduled (the “Original Date”), (A) the Company has not received proxies representing the Requisite Company Vote, whether or not a quorum is present or (B) it is necessary to ensure that any supplement or amendment to the Proxy Statement is timely provided to the Company’s shareholders, the Company may, or if Parent so requests, shall, postpone or adjourn, or make one or more successive postponements or adjournments of, the Shareholders Meeting as long as the date of the Shareholders Meeting is not postponed or adjourned more than ten (10) calendar days in connection with any one postponement or adjournment or more than an aggregate of twenty (20) calendar days from the Original Date in reliance on the preceding sentence. The Company shall (i) keep Parent reasonably updated concerning proxy solicitation results on a timely basis (including, if requested by Parent, promptly providing daily voting reports) and (ii) provide written notice to Parent on the day preceding the Shareholders Meeting and on the day of, but prior to the Shareholders Meeting, indicating whether as of such date sufficient proxies representing the Requisite Company Vote have been obtained.

7.4. Filings; Other Actions; Notification.

(a) Form S-4 and Proxy Statement/Prospectus. As promptly as practicable after the execution of this Agreement, the Company and Parent shall jointly prepare and Parent shall file with the SEC the Form S-4, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of the Company and Parent shall use its reasonable best efforts to (i) cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act, (ii) to promptly notify the other of, cooperate with each other with respect to, and respond promptly to any comments of the SEC or its staff, (iii) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (iv) cause the Proxy Statement/Prospectus to be mailed to the Company’s shareholders as promptly as practicable after such declaration of effectiveness and (v) to keep the Form S-4 effective through the Closing in order to permit the consummation of the Transactions. Each party shall furnish all information as may be reasonably requested by the other party in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement/Prospectus. No filing, amendment, supplement or distribution of the Form S-4 or the Proxy Statement/Prospectus will be made without provision to Parent and the Company of a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 so that such document would not include any misstatement of material fact or omit to state any material fact required to be included therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly prepared by the party to which such amended or supplemented disclosure relates and, to the extent required by applicable Law, filed with the SEC and disseminated to the shareholders of the Company. Parent shall notify the Company promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement/Prospectus or the Form S-4 or for additional information and shall supply each other with copies of (A) all correspondence between it or any of its Representatives, on the one hand, and the SEC or staff of the SEC, on the other hand, with respect to the Proxy Statement/Prospectus, the Form S-4 or the Merger and (B) all orders of the SEC relating to the Form S-4.

(b) Cooperation. Subject to the terms and conditions of this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the Transactions prior to the Termination Date, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings (including by filing no later than 20 calendar days after the date of this Agreement all applications required to be filed with the FCC and the notification and report form required under the HSR Act) and obtaining all consents, registrations, approvals, permits, expirations of waiting periods and authorizations necessary or advisable to be obtained from any Governmental Entity in order to consummate the Transactions. Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall require Parent to propose, negotiate, commit to, consent to, or effect, by consent decree, hold separate order, or otherwise, the sale, transfer, license, lease, divestiture, disposition or any other encumbrance of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates, other than, to the extent required to satisfy the conditions set forth in Section 8.1(b) and 8.1(c) prior to the Termination Date, the sale, transfer, license, lease, divestiture, disposition or other encumbrance of the Company’s tactical communications systems business unit’s operations to the extent involving sales to the U.S. Department of Defense. The Company and its Subsidiaries shall not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits or authorizations from any Governmental Entity in connection with the Transactions without the prior written consent of Parent (which, subject to this Section 7.4(b), may be withheld in Parent’s sole discretion). Notwithstanding anything to the contrary in this Agreement, if requested by Parent in writing, the Company shall take or agree to take any of the actions referred to above if they are effective only after the Effective Time. Subject to applicable Laws relating to the exchange of information, it is agreed that Parent, after consulting with the Company and considering the Company’s views in good faith, shall make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by or from, any Governmental Entity, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings or other actions challenging, the consummation of the Transactions by any Governmental Entity. At Parent’s request, the Company agrees to assist Parent in litigating or otherwise contesting any objections to or proceedings or other actions challenging, the consummation of the Transactions by any Governmental Entity. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(c) Information. The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors and officers and such other matters as may be reasonably necessary or advisable in connection with the Form S-4 and the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Transactions.

(d) Status. Subject to applicable Laws and except as prohibited by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of notices or other material communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party and/or any Governmental Entity with respect to the Transactions. Each of the Company and Parent shall promptly notify the other of (i) any proceeding, or to the knowledge of the Company or Parent, as applicable, investigation, commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any of such party’s representations or warranties, as the case may be, and (ii) the occurrence of any event which, individually or in the aggregate, has had or would be reasonably likely to (A) have a Parent Material Adverse Effect (in the case of Parent’s notification obligation) or a Company Material Adverse Effect (in the case of the Company’s notification obligation) or (B) result in the failure of any condition to the Merger set forth in Article VIII to be satisfied; provided that the delivery of any notice pursuant to this Section 7.4(d) shall not (x) affect or be deemed to modify any representation or warranty made by any party herein or the conditions to the obligations of the parties hereto under this Agreement or (y) update any section of the Company Disclosure Letter or the Parent Disclosure Letter. Neither party nor any of its Representatives shall participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the Transactions (except, in the case of such inquiries, to the extent arising as a result of a party’s business relationship pursuant to a Government Contract with such Governmental Entity and that do not relate to any potential Consent or Restraining Order) unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(e) Other Cooperation. To the extent reasonably requested by Parent, the Company shall reasonably cooperate with Parent in Parent’s efforts to obtain, and shall use its reasonable best efforts to obtain, any Consents necessary or advisable to be obtained from any third party (excluding for the purposes of this Section 7.4(e), any Governmental Entity) in connection with the Transactions. For the avoidance of doubt, actually obtaining such Consents shall not be a condition to the Closing.

7.5. Access and Reports. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, and in each case (X) subject to the Confidentiality Agreement, (Y) subject to applicable Law, and (Z) for purposes of furthering the Transactions (including integration matters) or for purposes of obtaining additional information relating to the ongoing operations of the Company and its Subsidiaries or developments in the businesses of the Company and its Subsidiaries, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) (a) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours, to its employees, properties, assets, books, contracts, Tax Returns, and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish reasonably promptly to Parent all information concerning its business, properties, finances, operations, assets, liabilities, litigation matters, environmental matters, cash-flow reports and personnel as may reasonably be requested and (b) from time to time, provide an updated version of Section 5.2(a) of the Company Disclosure Letter with respect to the number of outstanding Company Options, Company Restricted Stock and Company RSUs, as of the date of request by Parent or such other date as may be specified by Parent; provided that no investigation pursuant to this Section 7.5 shall affect or be deemed to modify any representation or warranty made by the Company herein or the conditions to the obligations of the parties hereto under this Agreement or update any section of the Company Disclosure Letter; provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable good faith judgment of the Company (after consultation with its outside legal counsel) would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to obtain the consent of such third party to such inspection or disclosure, (ii) to disclose any privileged information of the Company or any of its Subsidiaries (provided that the Company and Parent will utilize a joint defense agreement or implement such other techniques if doing so would reasonably permit the disclosure of such information without jeopardizing such privilege) or (iii) undertake or permit to be undertaken any invasive or subsurface investigations of any properties or facilities. With respect to each Benefit Plan that is a Multiemployer Plan, as soon as reasonably practicable after the date of this Agreement, the Company shall (i) deliver or make available to Parent a copy of all material documents received by the Company or any of its Subsidiaries during the twelve (12) month period prior to the date of this Agreement from the sponsor of such Multiemployer Plan (or its authorized representative) and (ii) provide the estimated aggregate withdrawal liability of the Company and its Subsidiaries for each Multiemployer Plan as most recently communicated to the Company or any of its Subsidiaries in writing by the sponsor of such Multiemployer Plan (or its authorized representative). As soon as reasonably practicable after the date of this Agreement, the Company shall deliver to Parent copies of calculations with respect to Section 280G of the Code (whether or not final) with respect to any disqualified individual who is a Band A or Band B executive in connection with the Transactions contemplated by this Agreement. As soon as reasonably practicable after the date of this Agreement, the Company shall deliver or make available to Parent a copy of all (1) material correspondence to or from any Governmental Entity regarding any Benefit Plan received in the last three years relating to any material controversy, audit, amnesty, voluntary compliance, self correction or other material matter and (2) any of the items listed in Section 5.10(b) not delivered or made available to Parent as of the date of the Agreement. All such information shall be governed by the terms of the Confidentiality Agreement.

7.6. NYSE Listing; NYSE Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NYSE to enable the delisting by the Surviving Corporation of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date. The Surviving Corporation shall use its reasonable best efforts to cause the Shares to no longer be quoted on NYSE and deregistered under the Exchange Act as soon as practicable following the Effective Time.

7.7. Publicity. The initial press release regarding the Transactions shall be a joint press release by the Company and Parent. Thereafter, the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Transactions and prior to making any filings with any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto; provided, however, that neither Parent nor the Company shall be prohibited from making such disclosure to the extent that such party shall have reasonably determined in good faith (after consultation with its outside legal counsel) that such disclosure without prior consultation is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any applicable national securities exchange or interdealer quotation service or by the request of any Governmental Entity; provided further, however, that such prior consultation shall not be required with respect to press releases or public announcements that have substantially identical content to prior press releases or public announcements that have been the subject of consultations pursuant to this Section 7.7.

7.8. Employee Benefits.

(a) Parent agrees that, during the period commencing at the Effective Time and ending on December 31 of the year in which the Effective Time occurs, the employees of the Company and its Subsidiaries immediately before the Effective Time (the “Company Employees”) continuing after the Effective Time will be provided with (1) annual base salary or base wage rate, (2) annual target cash incentive opportunities and (3) employee pension and welfare benefits (excluding equity and long-term incentive compensation and benefits under any defined benefit pension plan) under employee benefit plans, that are substantially comparable in the aggregate to those provided by the Company and its Subsidiaries to such Company Employees immediately prior to the Effective Time; provided that the requirements of this sentence shall not apply to Company Employees who are covered by a collective bargaining agreement, and provided further that Parent shall not, and shall not permit the Company or any other Affiliate of the Parent to, amend the Exelis Salaried Retirement Plan to cause any reduction of benefit accruals to occur thereunder prior to December 31, 2016 (unless Xylem Inc. and ITT Corporation provide written consent to any such amendment).

(b) Parent shall cause the Surviving Corporation to assume and honor the employee benefit obligations to current and former employees under the Benefit Plans set forth on Section 7.8(b) of the Company Disclosure Letter, subject to the rights of amendment or termination provided therein.

(c) Parent will use its reasonable best efforts to (i) cause any employee benefit plans in which the Company Employees are entitled to participate after the Effective Time to take into account, for purposes of eligibility and vesting thereunder (other than with respect to the accrual of benefits under any defined benefit pension plan of Parent or any frozen employee benefit plans of Parent and other than to the extent it would result in a duplication of benefits for the same period of service), service by the Company Employees as if such service were with Parent, to the same extent such service was credited under a comparable plan of the Company or its Subsidiaries, (ii) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Company Employees and their eligible dependents, except to the extent such pre-existing conditions or limitations and eligibility waiting periods would not have been satisfied or waived under a comparable plan of the Company or its Subsidiaries, (iii) give each Company Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made, and (iv) cause any evidence of insurability requirement under any group life insurance plan and any group long term disability plan of Parent or its Affiliates to be waived with respect to Company Employees at the time that the Company Employees initially become eligible for coverage under such plans (the “Welfare Integration Date”), except to the extent that any such Company Employee may be required to provide evidence of insurability under the group life insurance plan or group long term disability plan of the Company in which such Company Employee participates immediately prior to the Welfare Integration Date, and provided that the election of such coverage under the group life insurance plan and group long term disability plan of Parent or its Affiliates on the Welfare Integration Date does not exceed the level of such coverage in effect for such employee under the respective plan of the Company immediately prior to the Welfare Integration Date.

(d) At the Effective Time, each long-term cash incentive award grant under the Stock Plans (“Company TSR Award”) that remains outstanding and unpaid as of the Effective Time shall vest in accordance with the terms of the applicable Stock Plan and award agreement, and shall be paid in cash, without interest and less applicable Taxes required to be withheld with respect to such payment, at the time or times provided under the terms of such Company TSR Award.

(e) If requested by Parent in writing at least seven (7) business days before the Effective Time, to the extent permitted by applicable Law and the terms of the applicable plan or arrangement, the Company shall cause to be amended the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries shall commence participation therein following the Effective Time unless the Surviving Corporation or such Subsidiary explicitly authorizes such participation.

(f) Notwithstanding the foregoing, nothing contained herein shall (1) be treated as an amendment or modification of any particular Benefit Plan, (2) give any third party any right with respect to the compensation, terms and conditions of employment and/or benefits that may be provided to any Company Employee by Parent, the Surviving Corporation or any of their Affiliates or under any benefit plan which Parent, the Surviving Corporation or any of their Affiliates may maintain or (3) prevent Parent, the Surviving Corporation or any of their Affiliates from (i) amending, modifying or terminating any Benefit Plan or (ii) terminating the employment of any Company Employee at any time for any or no reason.

7.9. Expenses. Except as otherwise provided in Section 9.4(b), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the Form S-4 and printing and mailing the Proxy Statement/Prospectus shall be shared equally by Parent and the Company.

7.10. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each present and former director and officer appointed by the Company’s board of directors (or equivalent fiduciaries) of the Company or any of its Subsidiaries, determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred by such individual in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and its articles of incorporation or by-laws in effect on the date of this Agreement to indemnify such individual (and Parent shall cause the Surviving Corporation to advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides the undertaking required by applicable Law to repay such advances if it is ultimately determined that such individual is not entitled to indemnification).

(b) For a period of no less than six years from the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, contain in the articles of incorporation and by-laws of the Surviving Corporation, provisions no less favorable (individually and in the aggregate) with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of the Company and its Subsidiaries as the provisions of the Company’s and any of its Subsidiaries’ respective articles of incorporation, by-laws (or comparable organizational documents) in effect on the date hereof, except as may be required by applicable Law; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any Proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such proceeding.

(c) Prior to the Effective Time, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain (and, in either case, Parent shall cause the Surviving Corporation to keep in effect thereafter) “tail” (A) directors’ and officers’ liability insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement and the Transactions); provided, however, that in no event shall the Company expend for such insurance policies an aggregate amount in excess of 200% of the annual premium amount paid by the Company for the Company’s D&O Insurance during the most recently completed fiscal year prior to the date of this Agreement and (B) fiduciary insurance policies with a claims period of at least three (3) years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to fiduciary liability insurance (collectively, “Fiduciary Insurance”) with benefits and levels of coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement and the Transactions); provided, however, that in no event shall the Company expend for such insurance policies an aggregate amount in excess of 500% of the annual premium amount paid by the Company for the Company’s Fiduciary Insurance during the most recently completed fiscal year prior to the date of this Agreement. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect (A) for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such insurance policies an aggregate amount in excess of 200% of the annual premium amount paid by the Company for the Company’s D&O Insurance during the most recently completed fiscal year prior to the date of this Agreement; and, provided, further, that if the aggregate amount payable for of such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount and (B) for a period of at least three (3) years from and after the Effective Time the Fiduciary Insurance in place as of the date of this Agreement with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable Fiduciary Insurance for such three-year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such insurance policies an aggregate amount in excess of 500% of the annual premium amount paid by the Company for the Company’s Fiduciary Insurance during the most recently completed fiscal year prior to the date of this Agreement; and, provided, further, that if the aggregate amount payable for such insurance coverage exceeds such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent and the Surviving Corporation or the properties and assets thereof shall assume all of the obligations set forth in this Section 7.10.

(e) The obligations under this Section 7.10 shall not be terminated, amended or otherwise modified in such manner as to adversely affect any Indemnified Party, his or her heirs, and his or her representatives, without the prior written consent of such affected Person. The provisions of this Section 7.10 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, and his or her representatives from and after the Effective Time and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have under the articles of incorporation, by-laws or other equivalent organizational documents, any and all agreements of or entered into by Company or any of its Subsidiaries, or applicable Law (whether at law or in equity). The provisions of this Section 7.10 shall survive the consummation of the Merger.

7.11. Takeover Laws. If any Takeover Law is or may become applicable to the Transactions, the Company, Parent and Merger Sub and their respective boards of directors shall grant such approvals and take all such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

7.12. Litigation. The Company shall reasonably promptly provide Parent with notice of, and copies of all pleadings and material non-privileged correspondence relating to, any civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings against the Company or any of its directors or officers arising out of or relating to the Transactions (a “Transaction Proceeding”); provided that the Company and Parent will utilize a joint defense agreement or implement such other techniques if doing so would reasonably permit the disclosure of privileged information without jeopardizing such privilege. The Company shall keep Parent apprised on a continuous basis of all other material developments with respect to all Transaction Proceedings. The Company shall give Parent the opportunity to participate in the defense, settlement, or compromise of each Transaction Proceeding. No settlement or compromise in respect thereof shall be offered, proposed or agreed to without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned) except as set forth on Section 7.12 of the Company Disclosure Letter.

7.13. Financing Cooperation.

(a) Subject to the terms and conditions of this Agreement, Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Letters (as may be amended in accordance with the terms below), and shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Letters or the Fee Letters, if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing or (ii) imposes new or additional conditions or other terms or otherwise expands, amends or modifies any of the conditions to the receipt of the Financing or other terms in a manner that would reasonably be expected to (x) delay or prevent the Closing, (y) make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur or (z) adversely impact the ability of Parent to enforce its rights against any other party to the Financing Letters or the definitive agreements with respect thereto, other than, in each case, (i) a waiver of any closing conditions by lender(s) or their agent or (ii) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Financing Letters as of the date hereof or to reassign titles to such parties who had executed the Financing Letters as of the date hereof; provided, that Parent shall have the right to substitute other financing for all or any portion of the Financing from the same and/or alternative Financing Sources; provided further, that such substitution shall only be permitted if (i) the terms thereof would not be reasonably expected to delay or prevent the Closing or make the timely funding of the Financing or satisfaction of the conditions to obtaining the Financing materially less likely to occur, and (ii) the conditions to the Financing set forth in the Financing Letters would not be expanded or modified in a manner that would reasonably be expected to delay or prevent the Closing, provided still further, that any such substitute financing shall not obligate the Company prior to the Closing as a surety, guarantor or indemnitor or require the Company to extend credit to any Person. Any reference in this Agreement to: (A) “Financing,” shall include the financing contemplated by the Financing Letters as amended or modified in compliance with this Section 7.13(a), and (B) “Financing Letters” and “Fee Letters” shall include such documents as amended or modified in compliance with this Section 7.13(a). “Financing Sources” are the Persons (other than Parent or any of its Affiliates) that are committed to provide (directly or indirectly), or otherwise entered into agreements that are in full force and effect in connection with, the Financing or other financings in connection with the Transactions, including the Persons party to the Financing Letters and any joinder agreements or credit agreements relating thereto, together with their respective shareholders, Affiliates and Representatives and their successors and assigns.

(b) Parent shall use its reasonable best efforts (i) to arrange and consummate the Financing in accordance with the terms and subject to the conditions of the Financing Letters, (ii) to negotiate and enter into all definitive agreements with respect to the Financing on the terms and conditions contained in the Financing Letters, (iii) to comply with its obligations under the Financing Letters and, in the event of a failure to fund by the Financing Sources in accordance therewith that prevents, impedes or delays closing of the Merger, to enforce its rights under the Financing Letters, (iv) to satisfy, or cause to be satisfied, on a timely basis, all conditions to such definitive agreements, to cause the parties providing Financing to meet their obligations under such definitive agreements and to consummate the Financing at or prior to the Closing to the extent the proceeds thereof are needed to make the payment to the Exchange Agent of the aggregate Per Share Consideration and to pay all other amounts required to be paid pursuant to Article IV and the other transactions contemplated by this Agreement and (v) to consummate the Financing at or prior to Closing (it being understood that this clause (b) shall not prevent the Parent from substituting other financing for all or a portion of the Financing in accordance with clause (a) above). Parent shall keep the Company reasonably informed of the status of the Financing and developments with respect thereto and shall, upon the request of the Company, provide to the Company copies of all material definitive documents related to the Financing. Without limiting the generality of the foregoing, Parent agrees to notify the Company promptly, and in any event within three (3) business days, if at any time (A) the Financing Letters shall expire or be terminated for any reason, (B) any of the other parties to the Financing Letters notify Parent that such party no longer intends to provide financing on the terms set forth therein, (C) Parent is in breach or default of its obligations under the Financing Letters or (D) to Parent’s knowledge (without a requirement of due inquiry), any of the other parties to the Financing Letters are or are alleged to be in breach or default thereunder. Parent shall not, and shall not permit any of its Subsidiaries to, (a) issue or sell any debt securities, incur debt for borrowed money or issue any equity securities, equity-linked securities or other securities, in each case, the effect of which is to reduce the Commitments (as defined in the Bridge Commitment Letter) or any other Financing unless the proceeds are placed in an escrow account or other segregated account and only released (i) to make (in whole or in part) the payment to the Exchange Agent of the aggregate Per Share Consideration and pay (in whole or in part) other amounts required to be paid pursuant to Article IV and the other transactions contemplated by this Agreement, (ii) after the payment of the aggregate Per Share Consideration to the Exchange Agent and all other amounts required to be paid pursuant to Article IV and the other transactions contemplated by this Agreement or (iii) upon or following the termination of this Agreement in accordance with Article IX (clauses (i)-(iii), the “Specified Release”), (b) obtain commitments for, or obtain loans under, any term loan facility or term bank debt the effect of which is to reduce the Commitments (as defined in the Bridge Commitment Letter) unless (i) the purpose of such loans is solely to make the payment to the Exchange Agent of the aggregate Per Share Consideration or pay the other amounts required to be paid pursuant to Article IV and the other transactions contemplated by this Agreement, (ii) the conditions to availability of such facility are (A) no more restrictive than the conditions to the availability of the Facility (as defined in the Bridge Commitment Letter) and (B) to the extent the conditions to the availability of such facility are not identical to those set forth in the Bridge Commitment Letter, not reasonably expected to delay or prevent the Closing, (iii) all lenders providing debt commitments thereunder are Investment Grade Lenders (as defined in the Bridge Commitment Letter as in effect on the date hereof); provided, that a lender providing such debt commitments thereunder may be a non-Investment Grade Lender (as defined in the Bridge Commitment Letter as in effect on the date hereof) if, and only if, an Investment Grade Lender is obligated to fund any and all commitments of such non-Investment Grade Lender (as defined in the Bridge Commitment Letter as in effect on the date hereof) if such non-Investment Grade Lender (as defined in the Bridge Commitment Letter as in effect on the date hereof) fails to fund such commitment on or prior to the Closing Date and (iv) any proceeds from any such facility received prior to the Closing are placed in an escrow account or other segregated account only released to make a Specified Release; or (c) consummate any sale or disposition of assets the effect of which is to reduce the Commitments (as defined in the Bridge Commitment Letter) unless the proceeds are placed in an escrow account or other segregated account and only released to make a Specified Release.

(c) If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Letters (other than as a result of obtaining substitute debt financing in accordance with Section 7.13(a)) and such portion is reasonably required to make the payment to the Exchange Agent of the aggregate Per Share Consideration, all other amounts required to be paid pursuant to Article IV and the other Transactions (such event, an “Original Financing Failure”), Parent shall promptly notify the Company in writing of the Original Financing Failure and Parent shall use its reasonable best efforts to arrange as promptly as practicable to obtain alternative financing from alternative sources on terms and conditions not materially less favorable, taken as a whole, to Parent than those contained in the Financing Letters and the Fee Letters and in an amount, when added with cash and marketable securities of Merger Sub and Parent, at least equal to the Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”), and to obtain a new financing commitment letter with respect to such Alternate Financing (the “New Financing Letter”), which shall replace the existing Financing Letters; provided that any such Alternate Financing shall not obligate the Company prior to the Closing as a surety, guarantor or indemnitor or be required to extend credit to any Person. Parent shall promptly provide a true, correct and complete copy of such New Financing Letter to the Company. In the event any New Financing Letter is obtained, (i) any reference in this Agreement to the “Financing” shall mean the financing contemplated by the Financing Letters as modified pursuant to clause (ii) below, (ii) any reference in this Agreement to the “Financing Letter” shall be deemed to include the Financing Letters that are not superseded by a New Financing Letter at the time in question and the New Financing Letter to the extent then in effect and (iii) any reference in this Agreement to the “Fee Letters” shall be deemed to include any fee or other letter relating to the Financing Letters that is not superseded by a New Financing Letter at the time in question and the New Financing Letter to the extent then in effect. Notwithstanding anything to the contrary set forth in this Agreement, with the written consent of the Company, Parent shall be entitled to pursue substitute financing, the terms of which may differ from the terms set forth in the Financing Letters and such substitute financing may not constitute Alternate Financing. No actions taken by Parent, its Affiliates or their respective Representatives in connection therewith shall in and of itself constitute a breach of the obligations of Parent under this Agreement.

(d) Prior to the Closing, the Company shall use, and cause its Subsidiaries to use their, reasonable best efforts, at Parent’s sole expense, to cooperate with Parent as necessary in connection with the arrangement of the Financing as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including to (A) participate at reasonable times in a reasonable number of meetings, drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions, (B) assist Parent and its Financing Sources in the preparation of (i) offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents for any portion of such Financing and (ii) materials for rating agency presentations, (C) cooperate with the marketing efforts of Parent and its Financing Sources for any portion of such Financing, (D) use reasonable best efforts to cause their independent accountants and local and internal counsel to provide customary and reasonable assistance to Parent including in connection with providing customary review of interim financial statements as provided in Statement on Auditing Standards No. 100, comfort letters and opinions of counsel, (E) provide information regarding the Company and its Subsidiaries required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, (F) provide (i) audited consolidated annual balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries for the last three full fiscal years ended at least 60 days prior to the Closing Date (it being agreed that the Company has provided such financial statements with respect to the fiscal years ended on or prior to December 31, 2013), and (ii) unaudited interim consolidated balance sheets and related statements of income, comprehensive income and cash flows of the Company and its Subsidiaries (which shall have been reviewed by the independent accountants for the Company and its Subsidiaries as provided in Statement on Auditing Standards No. 100) for each subsequent fiscal quarterly interim period or periods ended at least 40 days prior to the Closing Date (and the corresponding period(s) of the prior fiscal year, which in each case of subclauses (F)(i) and (ii) are prepared in accordance with GAAP) (it being understood that, with respect to such financial information for each such fiscal year and subsequent interim period, such condition shall be deemed satisfied through the filing by the Company of its annual report on Form 10-K or quarterly report on Form 10-Q with respect to such fiscal year or interim period), and (G) assist Parent in obtaining surveys and title insurance as reasonably requested by Parent; provided, in each case, that (1) none of the Company or any of its Subsidiaries shall be required to incur any liability in connection with such financing that is not contingent on the Closing, except such expenses for which Parent is obligated to reimburse the Company, (2) the pre-Closing board of directors of the Company and the directors, managers and general partners of the Company’s Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which such financing is obtained, (3) none of the Company or any of its Subsidiaries shall be required to execute prior to the Closing any definitive financing documents (other than customary authorization and representation letters), including any credit or other agreements, pledge or security documents, or other certificates or documents in connection with such financing, (4) neither the Company nor any of its Subsidiaries shall be required to take any corporate actions prior to the Closing to permit the consummation of such financing, (5) none of the Company or any of its Subsidiaries shall be required to provide, and Parent shall be solely responsible for, (A) the preparation of pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information (it being understood that the Company and its Subsidiaries shall assist Parent in Parent’s preparation of the pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information, including providing customary information regarding the Company and its Subsidiaries reasonably requested to assist in the preparation of such pro forma financial statements, and using its reasonable best efforts to cause its auditors to provide all assistance reasonably requested in connection therewith), (B) any description of all or any component of the Financing, including any such description to be included in any liquidity or capital resources disclosure or any “description of notes”, (C) projections, risk factors or other forward-looking statements relating to any component of such financing (it being understood that the Company will use its reasonable best efforts to provide updated budgets or projections to the extent reasonably requested to permit the Parent to prepare an updated budget or projections for use with the rating agencies or the Financing), (D) subsidiary financial statements or any other information of the type required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X or (E) Compensation Disclosure and Analysis required by Item 402(b) of Regulation S-K, and (6) Parent shall indemnify, defend and hold harmless the Company and its Affiliates, and their respective pre-Closing directors, officers, employees, agents, professional advisors and representatives, from and against any liability, obligation or loss suffered or incurred by them in connection with the arrangement of such financing, any information provided in connection therewith (other than arising from information provided by the Company or its Subsidiaries but including any violation of the Confidentiality Agreement) and any misuse of the logos or marks of the Company or its Subsidiaries, except in the event such liabilities, obligations or losses arose out of or result from the willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives. Except for the representations and warranties of the Company set forth in Article V of this Agreement, the Company shall not have any liability to Parent in respect of any financial statements, other financial information or data or other information provided pursuant to this Section 7.13. Parent shall promptly reimburse the Company and its Subsidiaries for all out-of-pocket costs incurred by the Company or its Subsidiaries in connection with such cooperation. Subject to Parent’s indemnification obligations under this Section 7.13, the Company hereby consents to the use of all of its and its Subsidiaries’ corporate logos in connection with the initial syndication or marketing of such financing; provided, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent acknowledges and agrees that obtaining the financing contemplated by this Section 7.13, or any other financing, is not a condition to the Closing, and affirms its obligations to consummate the Transactions (subject to the conditions contained in Article VIII) irrespective and independently of the availability of any such financing.

(e) Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts that become due and payable under the Financing Letters and the definitive agreements with respect thereto.

7.14. Section 16 Matters. The board of directors of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt (i) the conversion of Shares into Parent Common Stock, (ii) the conversion of Company Options, Company RSUs and Company Restricted Stock set forth in Section 4.5 and (iii) the acquisition of Parent Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act. Each of Parent and the Company shall provide to counsel for the other party for its review copies of such resolutions to be adopted by its board of directors prior to such adoption and the Company shall provide Parent with such information as shall be reasonably necessary for Parent’s board of directors to set forth the information required in the resolutions of Parent’s board of directors.

7.15. Further Assurances. At and after the Effective Time, the officers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

7.16. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and, after the Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

7.17. Parent Consent. Promptly following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 23-1-29-4 of the IBCL, in its capacity as the sole shareholder of Merger Sub, a written consent approving this Agreement and the Transactions, and shall promptly provide a copy thereof to the Company.

ARTICLE VIII

Conditions

8.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver by such party at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Requisite Company Vote.

(b) Governmental Consents. (i) The waiting period (and any extensions thereof) under the HSR Act applicable to the Merger shall have expired or been terminated and (ii) all Consents required to be obtained from the FCC pursuant to the Communications Laws in connection with the Merger shall have been obtained and be in full force and effect (together, the Consents set forth in clauses (i) and (ii), the “Required Government Consents”).

(c) Litigation. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, Order or other action (whether temporary, preliminary or permanent) that is in effect and makes illegal, restrains, enjoins or otherwise prohibits consummation of the Transactions (collectively, “Restraining Orders”).

(d) NYSE Listing. The Parent Common Stock to be delivered to the Company’s shareholders shall have been approved for listing on the NYSE, subject to official notice of issuance.

(e) Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or threatened by the SEC.

8.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 5.2 (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case as of such specified earlier date), except for any failures in the accuracy of any such representations and warranties that, individually or in the aggregate, are de minimis in nature and amount. The representations and warranties of the Company contained in Section 5.1 (but solely the first sentence thereof) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.4(b)(i) (Government Filings; No Violations; Certain Contracts), Section 5.15 (Takeover Statutes) and Section 5.23 (Brokers and Finders) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case as of such specified earlier date). All other representations and warranties of the Company contained in this Agreement shall be true and correct (without giving effect to any Company Material Adverse Effect or other materiality qualifications or limitations therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representations and warranties expressly relate to a specified date, in which case as of such specified earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 8.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 8.2(b) have been satisfied.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, effect, development, circumstance or occurrence, individually or in the aggregate, that has had or would reasonably be expected to have a Company Material Adverse Effect.

8.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in Section 6.1 (but solely the first sentence thereof) (Organization, Good Standing and Qualification), Section 6.2 (Capitalization of Parent), and Section 6.5 (Corporate Authority) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly relates to a specified earlier date, in which case as of such specified earlier date). All other representations and warranties of Parent contained in this Agreement shall be true and correct (without giving effect to any Parent Material Adverse Effect or other materiality qualifications or limitations therein) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representations and warranties expressly relate to a specified earlier date, in which case as of such specified earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that the conditions set forth in this Section 8.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent to such effect.

ARTICLE IX

Termination

9.1. Termination by Mutual Consent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the time the Requisite Company Vote is obtained, by mutual written consent of the Company and Parent by action of their respective boards of directors.

9.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by August 5, 2015 (as it may be extended below, the “Termination Date”), provided that if on such date any of the conditions to the Closing set forth in Section 8.1(b) or Section 8.1(c) (to the extent that such Restraining Order is in respect of any Required Government Consent) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or are then capable of being fulfilled, then the Termination Date shall, without any action on the part of the parties, be extended to November 5, 2015, (b) the Requisite Company Vote shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement of the Shareholders Meeting taken in accordance with this Agreement or (c) any Restraining Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement, including Section 7.4(b), in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger or the failure of the Merger to occur by the Termination Date.

9.3. Termination by the Company.

This Agreement may be terminated by the Company and the Merger may be abandoned by action of the board of directors of the Company if:

(a) Parent shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) or 8.3(b) and (ii) is not capable of being cured prior to the Termination Date or, if capable of being cured, shall not have been cured by Parent by the thirtieth (30th) day after written notice thereof is given by the Company to Parent;

(b) at any time prior to (but not after) obtaining the Requisite Company Vote if (i) the board of directors of the Company authorizes the Company, subject to complying with the terms of Section 7.2, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a breach of this Agreement, (ii) concurrently with the termination of this Agreement the Company, subject to complying with the terms of Section 7.2, enters into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a breach of this Agreement and (iii) prior to or concurrently with such termination, the Company pays to Parent the Termination Fee pursuant to Section 9.4(b); or

(c) (1) the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be first satisfied at the Closing; provided that such conditions are capable of being satisfied as of the date of the termination of this Agreement) are satisfied, (2) the Company has confirmed by written notice to Parent that all conditions set forth in Section 8.3 are satisfied (other than those conditions that by their nature are to be first satisfied at the Closing; provided that such conditions are capable of being satisfied as of the date of the termination of this Agreement) or that it irrevocably waives any unsatisfied conditions in Section 8.3 and (3) Parent and Merger Sub fail to consummate the Transactions within three (3) business days after the delivery of such notice and the Company stood ready, willing and able to consummate the Transactions through the end of such three-business day period.

9.4. Termination by Parent. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by action of the board of directors of Parent if:

(a) (i) the board of directors of the Company shall have made a Change of Recommendation, or (ii) the Company shall have materially breached Section 7.2; or

(b) the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) or 8.2(b) and (ii) is not capable of being cured prior to the Termination Date or, if capable of being cured, shall not have been cured by the Company by the thirtieth (30th) day after written notice thereof is given by Parent to the Company.

9.5. Effect of Termination and Abandonment.

(a) Except as provided in this Section 9.5, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything herein to the contrary (other than Section 9.5(f)), that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any fraud or willful and material breach of this Agreement and (ii) the provisions set forth in this Section 9.5 and the second sentence of Section 10.1 shall survive the termination of this Agreement.

(b) In the event that this Agreement is terminated by (x) Parent pursuant to Section 9.4(a) or (y) either Parent or the Company pursuant to Section 9.2(b) at a time when Parent had the right to terminate this Agreement pursuant to Section 9.4(a), then the Company shall promptly, but in no event later than two (2) days after the date of such termination, pay to Parent the Termination Fee (defined below), payable by wire transfer of same day funds. In the event that this Agreement is terminated by the Company pursuant to Section 9.3(b), then, prior to or concurrently with such termination, the Company shall pay to Parent the Termination Fee, payable by wire transfer of same day funds.

(c) As used herein, the term “Termination Fee” shall mean a non-refundable cash amount equal to $138,420,000, except that in the event this Agreement is terminated pursuant to Section 9.3(b) on or before March 7, 2015, then the Termination Fee shall mean a non-refundable cash amount equal to $57,675,000.

(d) In the event that (i) a bona fide Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn without qualification at least (x) fifteen (15) business days prior to, with respect to any termination pursuant to Section 9.2(a) or Section 9.4(b), the date of termination, and (y) at least ten (10) business days prior to, with respect to termination pursuant to Section 9.2(b), the date of the Shareholders Meeting), (ii) thereafter this Agreement is terminated by (A) either Parent or the Company pursuant to Section 9.2(a) or Section 9.2(b) (other than a termination pursuant to Section 9.2(b) to which Section 9.5(b) applies, in which case the provisions of Section 9.5(b) shall apply) or (B) Parent pursuant to Section 9.4(b) and (iii) within twelve (12) months after such termination, (1) the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement with respect to, or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal or (2) there shall have been consummated an Acquisition Proposal resulting in any Person (other than Parent or its Affiliates) becoming the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the assets (on a consolidated basis) of the Company or more than fifty percent (50%) of the total voting power of the equity securities of the Company, then the Company shall pay the Termination Fee to Parent upon the earliest to occur of such events, by wire transfer of immediately available funds. For purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly withdrawn” by any Person if, within twelve (12) months of the date of termination of this Agreement, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates.

(e) In the event that this Agreement is terminated by the Company pursuant to Section 9.3(c), then Parent shall promptly, but in no event later than two (2) days after the date of such termination, pay to the Company a non-refundable cash amount equal to $300,000,000, payable by wire transfer of same day funds to an account designated by the Company (the “Reverse Termination Fee”).

(f) The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 9.5 are an integral part of the Transactions, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company or Parent fails to promptly pay any applicable amount due pursuant to this Section 9.5, and, in order to obtain such payment, the Company, Parent or Merger Sub commences a suit that results in a judgment against the Company or Parent (as applicable) for the fee set forth in this Section 9.5 or any portion of such fee, the Company or Parent shall pay to Parent, Merger Sub or the Company (as applicable) its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the prime rate published in The Wall Street Journal on the date such payment was required to be made through the date of payment. Notwithstanding anything to the contrary in this Agreement, the parties hereby acknowledge that in the event that the Termination Fee or the Reverse Termination Fee becomes payable and is paid in full by the applicable party pursuant to this Section 9.5, then the Termination Fee or the Reverse Termination Fee, as applicable, shall be the Company’s or Parent’s and Merger Sub’s sole and exclusive remedy for monetary damages under this Agreement.

(g) The Company, Parent and Merger Sub acknowledge that the Reverse Termination Fee and the Termination Fee are not intended to be penalties, but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company, as applicable, in the circumstances in which such fee is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE X

Miscellaneous and General

10.1. Survival. This Article X and the agreements of the Company, Parent and Merger Sub contained in Article IV (Effect of the Merger on Capital Stock; Exchange of Certificates) and Sections 7.6 (NYSE Listing; NYSE Delisting), 7.8 (Employee Benefits) and 7.10 (Indemnification; Directors’ and Officers’ Insurance) to the extent they contemplate performance after the Effective Time shall survive the consummation of the Merger. This Article X and the agreements of the Company, Parent and Merger Sub contained in the last sentence of Section 7.5 (Access and Reports), Section 7.9 (Expenses) and Section 9.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

10.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. Notwithstanding the foregoing, no amendments or modifications to the provisions of which the Financing Sources are expressly made third-party beneficiaries pursuant to Section 10.8 shall be permitted in a manner adverse to any Financing Source without the prior written consent of such Financing Source.

10.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

10.4. Counterparts. This Agreement may be executed in any number of counterparts, including by facsimile or other electronic transmission, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

10.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. NOTWITHSTANDING THE FOREGOING, THE MATTERS CONTAINED IN ARTICLE I, ARTICLE II, ARTICLE III AND ARTICLE IV SHALL BE GOVERNED BY THE IBCL, INCLUDING MATTERS RELATING TO THE FILING OF THE ARTICLES OF MERGER AND THE EFFECTS OF THE MERGER AND THE ABSENCE OF APPRAISAL RIGHTS, AND ALL MATTERS RELATING TO THE FIDUCIARY DUTIES OF THE BOARD OF DIRECTORS OF THE COMPANY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF INDIANA WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of

Delaware solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by applicable Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. Notwithstanding anything in this Agreement to the contrary, (a) the parties hereby agree that they will not bring or support, or permit any of their Affiliates or Representatives to bring or support, any claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (or any Financing Source’s stockholders, partners and members) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof), and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (b) the Company hereby agrees that it will not bring or support, or permit any of its Affiliates or Representatives to bring or support, any claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Financing Source (or any Financing Source’s stockholders, partners and members) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Financing or the performance thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE FINANCING IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE FINANCING AND THE OTHER TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware. Notwithstanding the foregoing or anything to the contrary in this Agreement, the parties acknowledge and agree that the Company shall not be entitled to enforce specifically the obligations of Parent and Merger Sub to effect the Closing unless all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied and the proceeds of the Financing are then available in full.

10.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by overnight courier, registered or certified mail, postage prepaid or e-mail (in the case of e-mail, if telephonically confirmed):

If to Parent or Merger Sub:

Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919
Attention:	Scott Mikuen, Senior Vice President, General Counsel and Secretary
Telephone:	(321) 727-9125
E-mail:	scott.mikuen@harris.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
Attention:	Keith A. Pagnani
Telephone:	(212) 558-4000
E-Mail:	PagnaniK@sullcrom.com

If to the Company:

Exelis Inc.
1650 Tysons Boulevard
Suite 1700
McLean, Virginia 22102
Attention:	Ann D. Davidson, Senior Vice President, Chief Legal Officer and Corporate Secretary
Telephone:	(703) 790-6333
E-mail:	ann.davidson@exelisinc.com

with a copy to (which shall not constitute notice):

Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Attention:	James P. Dougherty
Lyle G. Ganske
Telephone:	(216) 586-3939
E-mail:	jpdougherty@jonesday.com
lganske@jonesday.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) business days after deposit in the mail, if sent by registered or certified mail; upon telephonic confirmation of successful transmission if sent by e-mail; or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

10.7. Entire Agreement. This Agreement (including any annexes or exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated December 4, 2014, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof; provided that Section 7 of the Confidentiality

Agreement shall terminate and be without further force and effect from and after the date of this Agreement. No party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein.

10.8. No Third Party Beneficiaries. Except as provided in Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) only and pursuant to the last sentence of this Section 10.8, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 7.10 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date. Notwithstanding anything to the contrary in this Section 10.8, each of this Section 10.8, and Sections 10.2 and 10.5 are intended to benefit, and be enforceable by, the Financing Sources and their stockholders, partners and members.

10.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

10.10. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by Parent and Merger Sub when due, and Parent and Merger Sub will indemnify the Company against liability for any such Taxes.

10.11. Definitions. For the convenience of the parties hereto, each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

10.12. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13. Interpretation; Construction. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to an Article, Section, Annex or Exhibit, such reference shall be to an Article, Section, Annex of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” or words of like import. The use of the masculine, feminine or neuter gender, or the singular or plural form of words used herein (including defined terms) shall not limit any provision of this Agreement. Reference herein to a particular Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable Contract. Reference to a particular Contract (including this Agreement), document or instrument means such Contract, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof. Any reference to a particular Law means such Law as amended, modified or supplemented (including all rules and regulations promulgated thereunder) and, unless otherwise provided, as in effect from time to time. The terms “cash” and “$” mean United States Dollars. The use of the terms “hereunder,” “hereof,” “hereto” and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Annex to, this Agreement. The term “made available” and words of similar import shall refer to availability in hard copy or electronic formats, including (X) as attachments to emails to a party’s outside corporate counsel and (Y) in virtual datarooms, provided that, in the case of availability in virtual datarooms, any such files or documents were made available at least 12 hours prior to the execution and delivery of this Agreement, and provided further, that if the applicable party or its representatives (other than counsel to the Financing Sources) accessed such files or documents in a virtual dataroom within such 12-hour period, such files or documents shall be deemed to have been made available. For purposes of this Agreement, “knowledge” means (a) with respect to the Company, the actual knowledge after reasonable inquiry of the individuals set forth in Section 10.13 of the Company Disclosure Letter and (b) with respect to Parent, the actual knowledge after reasonable inquiry of the individuals set forth in Section 10.13 of the Parent Disclosure Letter (provided that for the avoidance of doubt, such reasonable inquiry shall not be construed to include communications with individuals who were not informed of the potential Transactions by management of the applicable party prior to the date hereof). For purposes of this Agreement, the “Transactions” means the Merger and the other transactions contemplated by this Agreement, excluding the Financing.

(a) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(b) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

10.14. Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided that any such designation shall not impede or delay the consummation of the transactions contemplated by this Agreement or otherwise impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

EXELIS INC.

By:	/s/ David F. Melcher
	Name:	David F. Melcher
	Title:	Chief Executive Officer and President

HARRIS CORPORATION

By:	/s/ William M. Brown
	Name:	William M. Brown
	Title:	Chairman, President and Chief Executive Officer

HARRIS COMMUNICATION SOLUTIONS (INDIANA), INC.

By:	/s/ Charles J. Greene
	Name:	Charles J. Greene
	Title:	President and Treasurer

ANNEX A

DEFINED TERMS

Terms	Section
2011 Distributions	5.17
2011 Distribution Date	5.5(a)
2011 Distribution Letter Ruling	5.17
2011 Distribution Opinion	5.17
2011 Distribution Representation Letters	5.17
2011 Distribution Tax Matters Agreement	5.17
2011 Plan	5.2(a)
2014 Distribution Date	5.17
2014 Distribution Opinion	5.17
2014 Distribution Representation Letters	5.17
2014 Distribution Taxes	5.17
2014 Distribution Tax Matters Agreement	5.17
2014 Distributions	5.17
Acquisition Proposal	7.2(b)
Affiliate	5.5(d)
Agreement	Preamble
Alternate Financing	7.13(c)
Alternative Acquisition Agreement	7.2(a)(i)(B)
Amended 2011 Plan	5.2(a)
Antitrust Law	5.4(a)
Applicable Distributions	5.17
Articles of Merger	1.3
Bankruptcy and Equity Exception	5.3(a)
Benefit Plans	5.10(a)
Book-Entry Shares	4.1(a)
Bridge Commitment Letter	6.14
business day	1.2
By-Laws	2.2
Certificate	4.1(a)
Change of Recommendation	7.2(c)(vi)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.3
Common Stock	4.1(a)
Communications Laws	5.4(a)
Company	Preamble
Company Bid	5.12(a)
Company Disclosure Letter	ARTICLE V
Company Employees	7.8
Company Government Contract	5.12(a)
Company Material Adverse Effect	5.1
Company Option	4.5(a)
Company Owned Intellectual Property	5.19(j)
Company Recommendation	5.3(b)
Company Registered Intellectual Property	5.19(j)
Company Reports	5.5(a)

Terms	Section
Company Restricted Stock	4.5(c)
Company RSU	4.5(b)
Company TSR Award	7.8(d)
Confidentiality Agreement	10.7
Consents	5.4(a)
Constituent Corporations	Preamble
Contract	5.4(b)
Controlled Group Liability	5.10(e)
D&O Insurance	7.10(c)
Distributing Entity	5.17
Effective Time	1.3
Environmental Laws	5.16(a)(i)
ERISA	5.10(a)
ERISA Affiliate	5.10(a)
Exchange Act	5.5(a)
Exchange Agent	4.2(a)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)
Excluded Shares	4.1(a)
Export Control Laws	5.11(c)
FAR	5.12(l)(ii)
FCC	5.4(a)
FCC License	5.11(b)
FCPA	5.11(d)
Fee Letters	6.14
Fiduciary Insurance	7.10(c)
Financing	6.14
Financing Letters	6.14
Financing Sources	7.13(a)
Form S-4	5.22
GAAP	5.1(iii)
Government Bid	5.12(o)(i)
Government Contract	5.12(o)(ii)
Governmental Entity	5.4(a)
Hazardous Materials	5.16(a)(ii)
HSR Act	5.4(a)
IBCL	Recitals
IDIQ Contracts	5.12(a)
Indemnified Parties	7.10(a)
Insurance Policies	5.20
Intellectual Property	5.19(j)
Intervening Event	7.2(b)
IRS	5.10(b)
IT Assets	5.19(j)
knowledge	10.13
Laws	5.11(a)
Leased Real Property	5.14(c)
Leases	5.14(c)
Licenses	5.11(b)
Lien	5.2(a)
Major Company Bid	5.12(a)

Terms	Section
Major Company Government Contract	5.12(a)
Material Contract	5.13(a)
Merger	Recitals
Merger Sub	Preamble
Most Recent Balance Sheet	5.5(d)
Multiemployer Plan	5.10(b)
Negotiation Period	7.2(e)
New Financing Letter	7.13(c)
Non-U.S. Benefit Plan	5.10(a)
NYSE	5.4(a)
Open Source License	5.19(j)
Orders	5.8
Original Date	7.3
Original Financing Failure	7.13(c)
Owned Real Property	5.14(a)
Parent	Preamble
Parent Common Stock	4.1(a)
Parent Disclosure Letter	ARTICLE VI
Parent Material Adverse Effect	6.1(a)
Parent Material Contract	6.9
Parent Reports	6.7(a)
Parent Trading Price	4.2(e)
PBGC	5.10(f)
Permitted Lien	5.14(d)
Per Share Cash Consideration	4.1(a)
Per Share Consideration	4.1(a)
Per Share Equity Award Consideration	4.5(a)
Per Share Stock Consideration	4.1(a)
Person	4.2(f)
Proceeding	7.1(a)(x)
Protective 2014 Distribution Election	5.17
Proxy Statement/Prospectus	5.4(a)
Release	5.16(a)(iii)
Representatives	7.2(a)(i)
Required Government Consents	8.1(b)
Requisite Company Vote	5.3(a)
Restraining Orders	8.1(c)
Reverse Termination Fee	9.5(e)
Rollover RSU	4.5(d)
Sarbanes-Oxley Act	5.5(a)
SEC	ARTICLE V
Securities Act	5.4(a)
Shareholders Meeting	7.3
Shares	4.1(a)
Specified Release	7.13(b)
Spun Entity	5.17
Stock Plans	5.2(a)
Subsidiary	5.1
Substitute RSUs	4.5(d)
Superior Proposal	7.2(b)
Superior Proposal Notice	7.2(e)

Terms	Section
Surviving Corporation	1.1
Takeover Laws	5.15
Tax	5.17
Tax Matters Agreements	5.17
Tax Return	5.17
Taxes	5.17
Termination Date	9.2
Termination Fee	9.5(c)
Transaction Proceeding	7.12
Transactions	10.13
U.S. Benefit Plan	5.10(c)
Welfare Integration Date	7.8(c)

Annex B

PERSONAL AND CONFIDENTIAL

February 5, 2015

The Board of Directors

Exelis Inc.

1650 Tysons Boulevard, Suite 1700

McLean, Virginia 22102

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Exelis Inc. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Harris Corporation (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror and its subsidiary, Harris Communication Solutions (Indiana), Inc., the Company will become a wholly-owned subsidiary of the Acquiror, and each share of Company Common Stock issued and outstanding immediately prior to the effective time of the merger, other than shares of Company Common Stock owned by the Acquiror or its direct or indirect wholly-owned subsidiaries or the Company or its direct or indirect wholly-owned subsidiaries (in each case not held on behalf of third parties), will be converted into the right to receive consideration per share equal to $16.625 in cash (the “Cash Consideration”) and 0.1025 shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, par value $1.00 per share (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed a draft dated February 5, 2015 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to the businesses of the Company and the Acquiror, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company and the Acquiror, the financial condition and future prospects and operations of the Company and the Acquiror, the effects of the Transaction on the financial condition and future prospects of the Company and the Acquiror, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us, and we have not independently verified (nor have we assumed responsibility or liability for independently verifying) any such information or its accuracy or completeness. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Acquiror. During such period, we and our affiliates have provided treasury services to the Acquiror, for which we and such affiliates have received customary compensation or other financial benefits. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as financial advisor to the Company on the separation of its former Mission Systems Government Services business into Vectrus, Inc. in September 2014, and acting as joint lead arranger, joint bookrunner and agent on the Company’s facility agreement in December 2014. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Company, for which it receives customary compensation or other financial benefits. During the two years preceding the date of this letter, we and our affiliates have provided asset management services to the Company, for which we and such affiliates have received customary compensation or other financial benefits. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Section 145 of the DGCL empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or other agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.

The Harris bylaws, as amended and restated, contain provisions that provide for indemnification of officers, directors and other agents to the fullest extent permitted by law.

As permitted by Section 102(b)(7) of the DGCL, the Harris charter, as amended, contains a provision eliminating the personal liability of a director to Harris or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.

Harris maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.

Harris also entered into indemnification agreements with each of its directors and anticipates that it will enter into similar agreements with future directors. The indemnification agreements provide that Harris will pay certain amounts incurred by its directors in connection with any civil, criminal, administrative or investigative action or proceeding. Such amounts include any expenses, including attorney’s fees, judgments, civil or criminal fines, penalties, settlement amounts and other expenses customarily incurred in connection with legal proceedings.

Harris has agreed that, from and after the effective time, it and the surviving corporation in the merger will, jointly and severally, indemnify and hold harmless each present and former director and officer of Exelis appointed by the Exelis board against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred by such individual in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the effective time, to the fullest extent permitted under applicable law and provided for under Exelis’ charter or bylaws.

Harris has agreed that, for at least six years after the effective time, Harris shall cause the surviving corporation to, and the surviving corporation shall, contain in its articles of incorporation and bylaws, provisions no less favorable (individually and in the aggregate) with respect to exculpation, indemnification and advancement of expenses of directors, officers and employees of Harris as were in effect on February 5, 2015, except as may be required by applicable law.

Exelis must, or if Exelis is unable to, Harris must cause the surviving corporation to, at or prior to the effective time, obtain and fully pay for “tail” (a) directors’ and officers’ liability insurance policies with a claims period of at least six years from and after the effective time, from an insurance carrier with the same or better credit rating as Exelis’ current insurance carrier, with benefits and levels of coverage at least as favorable as Exelis’ existing policies with respect to matters existing at or occurring prior to the effective time, subject to certain limitation and premium thresholds; and (b) fiduciary liability insurance policies with a claims period of at least three years from and after the effective time, from an insurance carrier with the same or better credit rating as Exelis’ current insurance carrier, with benefits and levels of coverage at least as favorable as Exelis’ existing policies with respect to matters existing at or occurring prior to the effective time, subject to certain limitation and premium thresholds. In the event that Exelis or the surviving corporation does not obtain such “tail” insurance policies, then, for a period of six years from the effective time with respect to directors’ and officers’ liability insurance and for a period of three years from the effective time with respect to fiduciary liability insurance, Harris has agreed to cause the surviving corporation to maintain in effect Exelis’ existing policies or comparable policies with benefits and levels of coverage at least as favorable as Exelis’ existing policies with respect to matters existing at or occurring prior to the effective time, subject to certain limitations.

Item 21. Exhibits and Financial Statement Schedules

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 5, 2015, among Harris Corporation, Exelis Inc. and Harris Communication Solutions (Indiana), Inc. (attached as Annex A to the proxy statement/prospectus which forms part of this registration statement).*

3.1	Restated Certificate of Incorporation of Harris Corporation, as amended (incorporated herein by reference to Exhibit 3(a) to the Report on Form 10-Q, filed with the SEC on October 31, 2012).*

3.2	By-Laws of Harris Corporation, as amended and restated effective December 5, 2014 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on December 8, 2014).*

5.1	Opinion of Sullivan & Cromwell LLP.

10.1	Bridge Facility Commitment Letter, dated as of February 5, 2015, between Harris Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to the Current Report on Form 8-K, filed with the SEC on February 9, 2015).*

15.1	Acknowledgment of Ernst & Young LLP, Independent Registered Certified Public Accounting Firm

21.1	Subsidiaries of Harris Corporation.

23.1	Consent of Ernst & Young LLP relating to Harris Corporation’s financial statements.

23.2	Consent of Deloitte & Touche LLP relating to Exelis Inc.’s financial statements.

24.1	Powers of Attorney.*

99.1	Form of Exelis Inc. Proxy Card.

99.2	Consent of J.P. Morgan Securities, LLC.

*	Previously filed with the registration statement on Form S-4 on March 5, 2015.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

•	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•	the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)	The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(f)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on the 7th day of April, 2015.

Harris Corporation

By:	/s/ William M. Brown
William M. Brown Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 7th day of April, 2015:

	By:	/s/ William M. Brown
Chief Executive Officer:		William M. Brown Chairman, President and Chief Executive Officer

	By:	/s/ Miguel A. Lopez
Chief Financial Officer:		Miguel A. Lopez Senior Vice President and Chief Financial Officer

	By:	/s/ Lewis A. Schwartz
Principal Accounting Officer:		Lewis A. Schwartz Vice President, Principal Accounting Officer

By:	/s/ Scott T. Mikuen
Scott T. Mikuen as attorney-in-fact for the Directors

DIRECTORS:

Peter W. Chiarelli*	Thomas A. Dattilo*
Terry D. Growcock*	Lewis Hay III*
Vyomesh I. Joshi*	Karen Katen*
Leslie F. Kenne*	David B. Rickard*
James C. Stoffel*	Gregory T. Swienton*
Hansel E. Tookes II*

* By power of attorney

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 5, 2015, among Harris Corporation, Exelis Inc. and Harris Communication Solutions (Indiana), Inc. (attached as Annex A to the proxy statement/prospectus which forms part of this registration statement).*

3.1	Restated Certificate of Incorporation of Harris Corporation, as amended (incorporated herein by reference to Exhibit 3(a) to the Report on Form 10-Q, filed with the SEC on October 31, 2012).*

3.2	By-Laws of Harris Corporation, as amended and restated effective December 5, 2014 (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on December 8, 2014).*

5.1	Opinion of Sullivan & Cromwell LLP.

10.1	Bridge Facility Commitment Letter, dated as of February 5, 2015, between Harris Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to the Current Report on Form 8-K, filed with the SEC on February 9, 2015).*

15.1	Acknowledgment of Ernst & Young LLP, Independent Registered Certified Public Accounting Firm

21.1	Subsidiaries of Harris Corporation.

23.1	Consent of Ernst & Young LLP relating to Harris Corporation’s financial statements.

23.2	Consent of Deloitte & Touche LLP relating to Exelis Inc.’s financial statements.

24.1	Powers of Attorney.*

99.1	Form of Exelis Inc. Proxy Card.

99.2	Consent of J.P. Morgan Securities, LLC.

*	Previously filed with the registration statement on Form S-4 on March 5, 2015.